Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
July 11, 2006

06015283

Office of International Corpor
Division of Corporation Finan
Securities and Exchange Com
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2006 JUL 19 P 1:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since June 1, 2006 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b) (4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7404 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

dlw 7/19

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE June 1, 2006

A. ENGLISH LANGUAGE DOCUMENTS

(1) Notice of the 100th Annual General Meeting of Shareholders dated June 1, 2006 (Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Press release dated June 6, 2006 and its amended version dated June 29, 2006 (Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Notice of the Resolutions at the 100th Annual General Meeting of Shareholders (Attached hereto as Exhibit A-3 and the original document in Japanese is Exhibit B-3)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Recordation for the Issuance of Bonds dated June 1, 2006 and an amendment thereto dated June 29, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-4)

(2) Report on the Acquisition of Treasury Shares dated June 9, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-5)

(3) Annual Securities Report dated June 29, 2006 for the fiscal year ended March 31, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-6)

(4) A Note of Confirmation for the Appropriateness of Annual Securities Report dated June 29, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-7)

(5) Annual Business Report for the fiscal year ended March 31, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-8)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Recordation for the Issuance of Bonds

Pursuant to the Securities and Exchange law of Japan, a recordation for the issuance of bonds must be filed every time the company decided to issue the bonds. Recordations are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for a scheduled period of issuance.

The recordation(s) filed since June 1, 2006 include the following information:

i. June 1, 2006– Kao is scheduled to issue bonds in amount of ¥120,000,000,000 for a period between June 9, 2006 and June 8, 2008 on a purpose of funds for repayment of debts, working capital, and capital investments. Reference materials are Annual Securities Report dated June 29, 2005 for the fiscal year ended March 31, 2005, Interim Securities Report dated November 15, 2005 for the six months ended September 30, 2005, and extra reports of aforesaid Annual Securities Report dated November 4, 2005 and December 19, 2005.

ii. June 29, 2006–Amendment of recordation is filed due to the replacement of reference material (replacement of Annual Securities Report dated June 29, 2005 for the fiscal year ended March 31, 2005, to the Annual Securities Report dated June 29, 2006 for the fiscal year ended March 31, 2006).

(2) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for one year.

The report(s) filed since June 1, 2006 include the following information:

i. June 9, 2006– On June 29, 2005, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.6 % of its issued shares of common stock, for up to ¥50,000,000,000.
As of May 31, 2006, Kao had issued 549,443,701 shares of common stock, and held 1,340,526 of them.

(3) Annual Securities Report dated June 29, 2006 for the fiscal year ended March 31, 2006

An annual securities report is required to be filed under the Securities and Exchange Law of Japan within three months after the end of each fiscal year and sets forth, among other things, the results of operations during such fiscal year. The discussion of the results of operations during that fiscal year included the following consolidated financial information for Kao:

Income statement line item*	**Year ended 3/31/2006 (in billions)**	**Change compared to the year ended 3/31/2005**
Net sales	¥971.2	3.7%
Operating income	¥120.1	(1.0%)
Net income	¥71.1	(1.4%)

*Note: All figures are based on generally accepted accounting principles in Japan.

The annual securities report is available for public inspection at the Tokyo Stock Exchange, Inc. and the main office of Kao for five years.

(4) A Note of Confirmation for the Appropriateness of Annual Securities Report dated June 29, 2006

A Note of Confirmation for the Appropriateness of Annual Securities Report is required to be filed under the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like of Tokyo Stock Exchange, Inc. when Annual Securities Report of the company filed with Director of the Kanto Local Finance Bureau. This note of confirmation confirms that the Kao has confirmed the appropriateness of its Annual Securities Report dated June 29, 2006 for the fiscal year ended March 31, 2006 in connection with related law and ordinances. This note of confirmation was filed with the President & CEO of Tokyo Stock Exchange, Inc. and is available for public inspection at the Tokyo Stock Exchange, Inc. for a certain period.

(5) Annual Business Report for the fiscal year ended March 31, 2006

Annual business report was sent to the shareholders after the Annual General Meeting of Shareholders dated June 29, 2006. It contains the information on annual financial results, Kao's future operational strategies and new products.

Exhibit A-1

Kao Corporation

14-10, Nihonbashi Kayabacho 1-chome, Chuo-ku, TOKYO 103-8210 JAPAN

June 1, 2006

NOTICE OF THE 100th ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Our Shareholders:

We are pleased to announce that the 100th Annual General Meeting of Shareholders of Kao Corporation ("AGM") will be held on June 29, 2006 at 10:00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan. At the AGM, shareholders who hold one thousand (1,000) or more shares of record as of March 31, 2006 ("Shareholders") will be presented with the Business Report, the Balance Sheet and the Income Statement for the fiscal year ended on March 31, 2006. For your reference, we have enclosed a copy of our Business Results announced on April 24, 2006 and English summary of corporate profile of the Business Report. At the AGM, Shareholders will be asked to vote on the following agenda items: *(Please note that a shareholder is entitled to one vote per unit of shares, with each unit consisting of one thousand (1,000) shares.)*

1: Proposal for Appropriation of Retained Earnings
2: Partial Amendments to the Articles of Incorporation
3: Election of fifteen (15) Members of the Board of Directors
4: Election of one (1) Corporate Auditor
5: Election of one (1) Alternate Corporate Auditor
6: Determination of the Amount and the Contents of Remuneration for Members of the Board of Directors
7: Delegation to the Meeting of the Board of Directors of the Company of Determination of Matters for Offering of Stock Acquisition Rights to be Issued as Stock Option
8: Payment of Retirement Allowances to Retiring Members of the Board of Directors

We understand the difficulties faced by foreign shareholders to participate in shareholders meetings of Japanese companies. As we attach great importance to your exercise of voting right at the AGM, we have included, for your convenience, an English summary of the Proxy Statement, the original of which in the Japanese language is being distributed to all registered shareholders or their standing agents in Japan. As a Japanese company, we face strict quorum requirements for some of the agenda items listed above. Therefore, we strongly urge each and every one of you to exercise your voting right at the AGM.

As part of our ongoing effort to improve the quality of communications with our foreign investors and to increase the voting participation of foreign investors at the AGM, Kao Corporation has retained Georgeson Shareholder Analytics ("Georgeson") as our Global Information Agent to assist us with the AGM. If you have any questions, please contact Cas Sydorowitz at +44-870-703-0302 or cas.sydorowitz@gscorp.com, or Michael Menahem at +1-212-806-8583 or mmenahem@gscorp.com. Proxy materials in the English language are available on our website at http://www.kao.co.jp/en/ir/shareholders/index.html

PLEASE CONTACT YOUR BROKER OR CUSTODIAN WITH YOUR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BUT NO LATER THAN JUNE 23, 2006.

Thank you very much for your attention.

Sincerely,

Motoki Ozaki
President and Chief Executive Officer

ISIN	JP3205800000
SEDOL	6483809
TSE	4452

Kao Corporation

English Summary of the PROXY STATEMENT

The Proxy Statement in the Japanese language has been prepared for the purpose of the 100th Annual General Meeting of Shareholders of Kao Corporation (the "AGM") to be held on June 29, 2006 at 10:00 a.m., at 1-3, Bunka 2-chome, Sumida-ku, Tokyo 131-8501, Japan, and is furnished to all shareholders of Kao Corporation holding at least one Unit Share* ("Shareholders") of record as of March 31, 2006 (the "Record Date").

All Shareholders have valid voting rights and are entitled to vote at the AGM. In order to properly transact business at the AGM, Shareholders holding more than one third of all the voting rights as of the Record Date must be present either in person or represented by proxy at the AGM.

Note: A shareholder is entitled to one voting right per Unit Share, with each Unit Share consisting of one thousand (1,000) shares.

PROPOSAL 1: PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

The details of the proposed appropriation of retained earnings are as follows:

(Unit: yen)

Item	*Amount*
Unappropriated retained earnings	*62,603,710,632*
Reversal of reserve for special depreciation	*18,878,020*
Reversal of reserve for advanced depreciation	*109,449,375*
Total	*62,732,038,027*
It is proposed that this total amount be appropriated as follows:	
Dividends (25 yen per share)	*13,637,971,175*
Bonuses for Members of the Board of Directors	*73,150,000*
Provision for contingent reserve	*20,000,000,000*
Retained earnings carried forward to the next period	*29,020,916,852*

Note: Interim dividends in an aggregate amount of 13,615,177,050 yen (25 yen per share) were paid on December 1, 2005.

Kao will place top priority on using internal capital resources to make investments that will increase corporate value and to repay bank loans and other interest-bearing debt. For surplus funds after meeting the above capital requirements, the Company emphasizes returns to shareholders through dividends as one of its primary management tasks. Considering it important to provide shareholders with stable, continuous returns on profits, the Company has set a new target payout ratio of approximately 40% of consolidated net income.

In accordance with this policy, the Company plans to increase the year-end dividend for this fiscal year by 6.00 yen per share compared to the previous fiscal year to **25.00 yen per share**, the same as the interim dividend for this fiscal year. As a result, total dividends for this fiscal year will be **50.00 yen per share**, an **increase of 12.00 yen per share** over the previous fiscal year, representing a consolidated payout ratio of **38.3%**.

With respect to bonuses to members of the Board of Directors for this fiscal year, we would like to propose that 73,150,000 yen will be paid to 13 members among 15 members except 2 Outside Directors as at the end of this fiscal year.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 1.

PROPOSAL 2: PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION

1. Reasons for the Amendments

In connection with the implementation of the "Corporation Law" (Law No. 86 of 2005) on May 1, 2006, the Company will amend its Articles of Incorporation to establish the new provisions with respect to, among others, issuance of share certificates, Company's governing bodies and resolutions of the Board of Directors in writing.

Also, the Company will amend the purposes of the Company to reflect the current businesses and the method of public notice to improve the efficiency and to reduce the expense thereof and will rearrange the overall text structure and appropriately adjust the numbers of relevant articles and paragraphs of the current Articles of Incorporation.

2. Details of the Amendments

The following changes will be made to the Articles of Incorporation:

(Underlined parts will be changed)

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Purposes) **Article 2.** The purposes of the Company shall be to engage in the following businesses: 1. Manufacture and sale of the following products: (1) Personal care products such as soap, shampoo, toothpaste and bath additives; (2) Cosmetics such as cream, lipsticks and foundation; (3) Household products such as detergents, bleach, fabric softener, starch and home cleaning products; (4) Hygiene products such as sanitary napkins and disposable diapers; (5) Foodstuffs, food additives and beverages; (6) Paper, packing and packaging materials, goods for daily use, and clothing;	*(Purposes)* **Article 2.** The purposes of the Company shall be to engage in the following businesses: 1. (1) (2) (3) (4) (5) (6) } Unchanged	
(New provision)	<u>(7)</u> <u>Pet foods and pet care products;</u>	Addition of the item according to the expansion of the Company businesses.
<u>(7)</u> Pharmaceuticals, quasi-pharmaceuticals, medical equipment, pharmaceuticals and quasi-pharmaceuticals for animals, agricultural chemicals, fertilizers, feed, reagents and chemicals;	<u>(8)</u> (As same as current (7))	

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(8) Chemical products such as oleo chemical products and their derivatives, surface active agents, high molecular compounds, enzymes, fragrances and flavors;	(9) (As same as current (8))	
(9) Recording media products; and	(Deleted)	This business has been discontinued.
(10) Information technology equipment and home electrical appliances.	(10) Unchanged	
2. Development and sale of information systems, and services related to information processing and communication;	2. Unchanged	
3. Publishing, and services relating to the supply of information;	3. Unchanged	
(New provision)	4. Operation and services regarding hair salons, esthetic salons and spas etc.;	Addition of the purposes of businesses of the newly consolidated companies to prepare for the future expansion of the Company businesses.
4. Cargo transportation via trucking, freight forwarding and warehousing business;	5. Cargo transportation via trucking, utilization of freight forwarding and warehousing business;	Necessary change of words in accordance with the amendment of "Cargo Transportation Service Law"
5. Sale, purchase, lease and management of real estate, insurance agency services and travel business;	6. (As same as current Item 5)	
6. Operation of training institute and accommodations;	7. (As same as current Item 6)	
7. Disposal of disused items by the Company and its subsidiaries and affiliates;	8. (As same as current Item 7)	

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
8. Design, development and production of machinery, equipment, systems and computer software related to each of the above items, and sale and consultation of the related technologies;	9. (As same as current Item 8)	
9. Import and export of raw materials, products and by-products relating to each of the above items;	10. (As same as current Item 9)	
10. All other business activities incidental to the foregoing.	11. (As same as current Item 10)	
(Method of Public Notice) **Article 4.** Public notice of the Company shall be given in the Nihon Keizai Shimbun.	*(Method of Public Notice)* **Article 4.** Public notice of the Company shall be given by means of electronic notification. However, in case electronic notification is not available due to an accident or any other unavoidable reason, notices shall be given in the Nihon Keizai Shimbun.	To improve the efficiency of public notices and to reduce the expense thereof, together with provision of alternative measures for the case where such electronic notification is not available due to unavoidable reason.
(New provision)	*(Governing Bodies)* **Article 5.** In addition to the General Meeting of Shareholders and Directors, the Company shall have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditor.	Necessary change in connection with the implementation of the Corporation Law.
(Total Number of Shares Authorized To Be Issued by the Company) **Article 5.** The total number of shares authorized to be issued by the Company shall be one billion (1,000,000,000) shares; provided, however, that if a redemption of shares should be effected, the number of shares corresponding to such redemption shall be decreased.	*(Total Number of Shares Authorized To Be Issued by the Company)* **Article 6.** The total number of shares authorized to be issued by the Company shall be one billion (1,000,000,000) shares.	Necessary change in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Purchase of Own Shares) **Article 6.** The Company may purchase its own shares by resolution of the Board of Directors in accordance with Article 211-3, Paragraph 1, Item 2 of the Commercial Code.	*(Purchase of Own Shares)* **Article 7.** The Company may acquire its own shares by resolution of the Board of Directors.	Necessary changes in connection with the implementation of the Corporation Law.
(New provision)	*(Issuance of Share Certificates)* **Article 8.** The Company shall issue share certificates for its shares.	Necessary change in connection with the implementation of the Corporation Law.
(Amount of Each Unit Share and Non-Issuance of Share Certificates for Shares of Less than One Unit Share) **Article 7.** One Unit Share (tangen kabu) of the Company's share shall comprise one thousand (1,000) shares.	*(Amount of Each Unit Share and Non-Issuance of Share Certificates for Shares of Less than One Unit Share)* **Article 9.** (As same as current Paragraph 1)	
2. The Company shall not issue any share certificates for shares of less than one Unit Share unless otherwise set forth in the Rules for Handling of Shares.	2. Notwithstanding foregoing article, the Company shall not issue any share certificates for shares of less than one Unit Share unless otherwise set forth in the Rules for Handling of Shares.	Necessary change in connection with the implementation of the Corporation Law.
(New provision)	*(Rights of Less than One Unit Share)* **Article 10.** Shareholders (including beneficial shareholders - the same will apply hereinafter) holding shares of less than one Unit Share may not exercise their rights except the followings: 1. Rights provided in Article 189, Paragraph 2 of the Corporation Law; 2. Right to demand according to the Article 166, Paragraph 1 of the Corporation Law; 3. Right to receive the allotment of offered shares or offered stock acquisition rights per numbers of holding shares; 4. Right to request for sale in relation to any shares that are less than one Unit Share.	New provision to regulate the rights of shareholders of less than one Unit Share to make an efficient management of them in connection with the implementation of the Corporation Law. (See the reference below for Article 189, Paragraph 2 and Article 166, Paragraph 1 of the Corporation Law.)

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Increasing Shares of Less than One Unit Share through Purchase) **Article 8.** Shareholders (including beneficial shareholders - the same will apply hereinafter) holding shares of less than one Unit Share may request that the Company sell them the number of shares that will constitute one Unit Share when added to their original shares of less than one Unit Share.	*(Increasing Shares of Less than One Unit Share through Purchase)* **Article 11.** Shareholders may request that the Company sell them the number of shares that will constitute one Unit Share when added to their original shares of less than one Unit Share.	Necessary change in connection with the implementation of the Corporation Law.
(Rules for Handling Shares) **Article 9.** The type of the Company's share certificates, the registration of transfer of share ownership, purchases and sales of shares of less than one Unit Share and the registration of lost share certificates, other handling of the shares and fees thereof shall be in accordance with the Rules for Handling of Shares established by the Board of Directors.	*(Rules for Handling Shares)* **Article 12.** Handling of the shares and the stock acquisition rights, fees thereof and procedures for exercising the rights of shareholders shall be in accordance with applicable laws and ordinances, Articles of Incorporation, and the Rules for Handling of Shares established by the Board of Directors.	Necessary changes in connection with the implementation of the Corporation Law.
(Transfer Agent) **Article 10.** The Company shall have a transfer agent in connection with its shares. 2. Selection of the transfer agent and its business office shall be made by resolution of the Board of Directors and shall be announced by public notice. 3. The shareholder register of the Company (including register of beneficial shareholders - the same will apply hereinafter) and the lost share certificate register shall be kept at the business office of the transfer agent, and the registration of transfer of share ownership, the registration of a pledge or the indication of property in trust and the cancellation thereof, the application for non-issuance of share certificates, the delivery of share certificates, the acceptance of notifications, purchases and sales of shares of less than one Unit Share and other business connected with the shares shall be handled by the transfer agent and not by the Company.	*(Administrator of Shareholder Register)* **Article 13.** The Company shall have an administrator of shareholder register in connection with its shares. 2. Appointment of the administrator of shareholder register and its business office shall be made by resolution of the Board of Directors and shall be announced by public notice. 3. Preparation and administration of the shareholder register of the Company (including register of beneficial shareholders - the same will apply hereinafter), register of the stock acquisition rights and the lost share certificate register and other businesses connected therewith shall be consigned to the administrator of shareholder register and not handled by the Company.	Necessary changes in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Record Date) **Article 11.** The Company deems those shareholders who are listed or recorded in the shareholder register as of the end of each fiscal year of the Company to be the shareholders entitled to exercise shareholder's rights at the General Meeting of Shareholders for the fiscal year of the Company. 2. In addition to the preceding paragraph and other provisions of the Articles of Incorporation, if necessary, upon prior public notice and in accordance with a resolution of the Board of Directors, those shareholders, pledgees, and trustees of the trust assets listed or recorded in the shareholder's register as of any other designated date, shall be entitled to exercise their respective rights.	*(Record Date of Annual General Meeting of Shareholders)* **Article 14.** The Company's record date to determine voting rights at Annual General Meeting of Shareholders shall be March 31 of each year. (Deleted)	Necessary changes in connection with the implementation of the Corporation Law.
(Convocation) **Article 12.** The General Meeting of Shareholders of the Company shall be convened within three (3) months from the day following the closing date of each fiscal year, and an extraordinary General Meeting of Shareholders shall be convened whenever necessary. 2. The General Meeting of Shareholders may be convened in any of the wards of Tokyo.	*(Convocation)* **Article 15.** The General Meeting of Shareholders of the Company shall be convened within three (3) months from the day following the closing date of each business year, and an extraordinary General Meeting of Shareholders shall be convened whenever necessary. 2. (Unchanged)	Necessary change in connection with the implementation of the Corporation Law.
	(Current Article 13 becomes Article 16.)	

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(New provision)	*(Disclosure of Reference Materials for General Meeting of Shareholders by the Internet)* **Article 17.** For convocation of General Meeting of Shareholders, the Company may deem to have disclosed to shareholders, information concerning matters to be stated or expressed in reference materials for General Meeting of Shareholders, business reports, accounting statements and consolidated accounting statements, by disclosing those by way of using the Internet in such manner as set forth in the laws and ordinances.	New provision to improve the convenience of disclosure of information concerning the documents listed at left, in connection with the implementation of the Corporation Law.
(Resolution) **Article 14.** Unless otherwise provided for by laws or ordinances, or by the Articles of Incorporation, all resolutions of General Meeting of Shareholders shall be adopted by an affirmative vote of a majority of the votes of the shareholders present. 2. The resolutions of General Meeting of Shareholders set forth in Article 343 of the Commercial Code shall be adopted by an affirmative vote of two-thirds (2/3) or more of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders.	*(Resolution)* **Article 18.** Unless otherwise provided for by laws or ordinances, or by the Articles of Incorporation, all resolutions of General Meeting of Shareholders shall be adopted by an affirmative vote of a majority of the votes of the shareholders present with exercisable voting rights. 2. The resolutions of General Meeting of Shareholders set forth in Article 309, Paragraph 2 of the Corporation Law shall be adopted by an affirmative vote of two-thirds (2/3) or more of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders with exercisable voting rights.	Necessary changes in connection with the implementation of the Corporation Law. (See the reference below for Article 309, Paragraph 2 of the Corporation Law.)
(Voting by Proxy) **Article 15.** Shareholders may exercise their voting rights by authorizing other shareholders with voting rights to act as their proxies.	*(Voting by Proxy)* **Article 19.** Shareholders may exercise their voting rights by authorizing another shareholder with voting rights to act as their proxies.	Necessary change in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Election) **Article 16.** Directors shall be elected at a General Meeting of Shareholders by an affirmative vote of a majority of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders. 2. Cumulative voting shall not be used for the election of Directors.	*(Election)* **Article 20.** Directors shall be elected at a General Meeting of Shareholders by an affirmative vote of a majority of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders with exercisable voting rights. 2. (Unchanged)	Necessary change in connection with the implementation of the Corporation Law.
(Term of Office) **Article 17.** The term of office of each Director shall expire at the conclusion of the second (2nd) Annual General Meeting of Shareholders from his/her assumption of office; provided, however, that the term of office of any Director elected to fill a vacancy or due to an increase in number shall be the same as the term of office of the existing Directors.	*(Term of Office)* **Article 21.** The term of office of each Director shall expire at the conclusion of the Annual General Meeting of Shareholders for the last business year ending within two (2) years from his/her election of office; provided, however, that the term of office of any Director elected to fill a vacancy due to a retirement of Director prior to his/her term of office or due to an increase in number shall expire at the time of expiration of term of office of the existing Directors.	Necessary changes in connection with the implementation of the Corporation Law.
(Board of Directors) **Article 18.** The Board of Directors shall decide matters of importance related to the business and the affairs of the Company in addition to the matters provided by law and ordinances or by the Articles of Incorporation. (New provision)	*(Board of Directors)* **Article 22.** (Unchanged) 2. Resolutions of the Board of Directors are deemed to be made when the Company fulfills the conditions of Article 370 of the Corporation Law.	 New provision to adopt written resolution of the Board of Directors which became possible in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
	(Current Article 19 and Article 20 become Article 23 and Article 24 respectively.)	
(Limitation of Directors' Liabilities) **Article 21.** The Company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Director (including a former Director) in respect of his/her liabilities arising out of acts specified under Article 266, Paragraph 1, Item 5 of the Commercial Code; provided that such Director must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Director and other circumstances. 2. The Company may enter into an agreement with each of the Outside Directors to the effect that any liability of such Outside Director arising out of acts specified under Article 266, Paragraph 1, Item 5 of the Commercial Code shall be limited to the higher of (i) a prescribed amount that is no less than and including ten (10) million yen, or (ii) an amount set by applicable laws and regulations; provided that such Outside Director must have acted in good faith and without gross negligence in performing his/her duties.	*(Limitation of Directors' Liabilities)* **Article 25.** The Company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Director (including a former Director) in respect of his/her liabilities under Article 423, Paragraph 1 of the Corporation Law; provided that such Director must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Director and other circumstances. 2. The Company may enter into an agreement with each of the Outside Directors to the effect that any liability of such Outside Director under Article 423, Paragraph 1 of the Corporation Law shall be limited to the higher of (i) a prescribed amount that is no less than and including ten (10) million yen, or (ii) an amount set by applicable laws and regulations; provided that such Outside Director must have acted in good faith and without gross negligence in performing his/her duties.	Necessary changes in connection with the implementation of the Corporation Law. (See the reference below for Article 423, Paragraph 1 of the Corporation Law.)

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Election, Term of Office and Full-time Corporate Auditors) **Article 22.** Corporate Auditors shall be elected at a General Meeting of Shareholders by an affirmative vote of a majority of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders.	*(Election, Term of Office and Full-time Corporate Auditors)* **Article 26.** Corporate Auditors shall be elected at a General Meeting of Shareholders by an affirmative vote of a majority of the shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders with exercisable voting rights.	Necessary change in connection with the implementation of the Corporation Law.
2. The term of office of each Corporate Auditor shall expire at the conclusion of the fourth (4th) Annual General Meeting of Shareholders from his/her assumption of office.	2. The term of office of each Corporate Auditor shall expire at the conclusion of Annual General Meeting of Shareholders for the last business year ending within four (4) years from his/her election of office; provided, however, that the term of office of any Corporate Auditor elected to fill a vacancy due to a retirement of Corporate Auditor prior to his/her term of office shall expire at the time of expiration of term of office of the preceding Corporate Auditor.	Amendment regarding the term of Corporate Auditor elected to fill a vacancy.
3. Corporate Auditors shall determine among themselves one or more full-time Corporate Auditor(s).	3. The Board of Corporate Auditors shall elect among Corporate Auditors one or more full-time Corporate Auditor(s).	Necessary changes in connection with the implementation of the Corporation Law.
	(Current Article 23 and Article 24 become Article 27 and Article 28 respectively.)	

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Limitation of Corporate Auditors' Liabilities) **Article 25.** The Company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Corporate Auditor (including a former Corporate Auditor) in respect of his/her liabilities arising out of acts specified under Article 277 of the Commercial Code; provided that such Corporate Auditor must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Corporate Auditor and other circumstances.	*(Limitation of Corporate Auditors' Liabilities)* **Article 29.** The Company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Corporate Auditor (including a former Corporate Auditor) in respect of his/her liabilities under Article 423, Paragraph 1 of the Corporation Law; provided that such Corporate Auditor must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Corporate Auditor and other circumstances.	Necessary changes in connection with the implementation of the Corporation Law. (See the reference below for Article 423, Paragraph 1 of the Corporation Law.)
(New provision)	2. The Company may enter into an agreement with each of the Outside Corporate Auditors to the effect that any liability of such Outside Corporate Auditors under Article 423, Paragraph 1 of the Corporation Law shall be limited to the higher of (i) a prescribed amount that is no less than and including ten (10) million yen, or (ii) an amount set by applicable laws and regulations; provided that such Outside Corporate Auditors must have acted in good faith and without gross negligence in performing his/her duties.	New provision to facilitate the invitation of Outside Corporate Auditors by entering the agreement to limit liability of Outside Corporate Auditors, in connection with the implementation of the Corporation Law, as similar provision has already been introduced with respect to Outside Directors.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Fiscal Year and Date of Closing of Accounts) **Article 26.** The fiscal year of the Company shall commence on April 1 of each year and shall end on March 31 of the next following year, and the accounts of the Company shall be closed at the end of each fiscal year.	*(Business Year)* **Article 30.** The business year of the Company shall commence on April 1 of each year and shall end on March 31 of the next following year.	Necessary changes in connection with the implementation of the Corporation Law.
(Dividends) **Article 27.** Dividends shall be paid to the shareholders, registered pledgees, or trustees of properties in trust listed or recorded in the shareholder register as of the last day of each fiscal year.	*(Record Date of Year-End Dividends)* **Article 31.** The Company's record date of payment of year-end dividends shall be March 31 of each year.	Necessary changes in connection with the implementation of the Corporation Law.
(Interim Dividends) **Article 28.** The Company may, by resolution of the Board of Directors, make a cash distribution (interim dividends) pursuant to the provisions of Article 293-5 of the Commercial Code, to the shareholders, registered pledgees or trustees of properties in trust listed or recorded in the shareholder register as of September 30 of each year.	*(Record Date of Interim Dividends)* **Article 32.** The Company may, by resolution of the Board of Directors, make a payment of interim dividends pursuant to the provisions of Article 454, Paragraph 5 of the Corporation Law, with record date of interim dividends being September 30 of each year.	Necessary changes in connection with the implementation of the Corporation Law.
(Statute of Limitations for Dividends, etc.) **Article 29.** In case dividends and interim dividends remain unreceived for three (3) years from the first date of payment, the Company shall be relieved of its obligation to make such payment.	*(Statute of Limitations for Monetary Dividends, etc.)* **Article 33.** In case monetary dividends remain unreceived for three (3) years from the first date of payment, the Company shall be relieved of its obligation to make such payment.	Necessary changes in connection with the implementation of the Corporation Law.

Current Articles of Incorporation (Extracts)	Proposed Amendments	Reasons for the Amendments
(Time of Conversion of Convertible Debentures) **Article 30.** For conversion of the convertible bond requested between April 1 and September 30, the first (1st) payment of dividends or interim dividends on the shares issued following such conversion shall be declared as if the conversion had been made on April 1, and for conversion requested between October 1 and March 31 of the following year, the first (1st) payment shall be declared as if the conversion had been made on October 1.	(Deleted)	Due to the completion of the redemption of the convertible bond and in connection with the amendment of the law and ordinances, this provision became unnecessary.

Reference

For the convenience of readers who may not easily check relevant provisions of the Corporation Law in English, this document summarizes the content of respective articles of the Corporation Law, which are referenced to in the Articles of Incorporation, using general terms and expressions only for reference purposes. Accordingly, it is not an integral part of the Articles of Incorporation.

1. The items in Article 189, Paragraph 2 of the Corporation Law, which are stated in Article 10, Item 1 of the Articles of Incorporation, stipulate the following rights:
   (1) Right to receive the consideration provided for the acquisition of shares classified as those with a complete acquisition clause;
   (2) Right to receive money, etc. provided in exchange for the acquisition of shares with a (complete) acquisition clause;
   (3) Right to receive the gratis allotment of shares;
   (4) Right to request that the Company purchase less than one Unit Share;
   (5) Right to request the distribution of residual properties; and
   (6) Other rights as set forth in the Ministerial Ordinance of the Ministry of Justice.

2. The Article 166, Paragraph 1 of the Corporation Law, which is stated in Article 10, Item 2 of the Articles of Incorporation, stipulates that the right of shareholder of shares with a (complete) acquisition demand to make a demand upon the Company that the Company purchase the shares owned by such shareholder.

3. Matters to be resolved in relation to the Company as per Article 309, Paragraph 2 of the Corporation Law, which are stated in Article 18, Paragraph 2 of the Articles of Incorporation, are as follows:
   (1) Paid acquisition of treasury stock from any specified person(s);
   (2) Reverse stock split;
   (3) Delegation of decision-making authority to the Board of Directors on the subscription procedure for shares and stock acquisition rights to be offered for subscription (if the matter pertains to a case where shares are issued under certain preferential conditions);
   (4) Amendments to any provision(s) in the Articles of Incorporation and transfer of business, etc.; and
   (5) Merger, demerger, stock swap and transfer of stock (excluding relatively simple organizational restructuring).

4. Article 423, Paragraph 1 of the Corporation Law, which is stated in Article 25 and Article 29 of the Articles of Incorporation, stipulates that if Director or Corporate Auditor has neglected any of his/her duties, such Director or Corporate Auditor shall be liable to the Company for the amount of damages suffered by the Company.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 2.

PROPOSAL 3: ELECTION OF FIFTEEN (15) MEMBERS OF THE BOARD OF DIRECTORS

The terms of office of all fifteen (15) incumbent members of the Board of Directors will expire at the conclusion of the AGM. It is proposed that a total of fifteen (15) members of the Board of Directors be elected, including two (2) Outside Directors.

Provided below is the relevant personal information of and career summary held by each of the nominees.

No	Name and Date of Birth	Career Summary		Number of the Company shares owned
1	Takuya Goto (August 19, 1940)	April 1964 June 1990 July 1991 June 1996 June 1997 June 2002 June 2004	Joined Member of the Board of Directors Executive Vice President Senior Executive Vice President Representative Director, President Representative Director, President & CEO Chairman of the Board (current)	48,000
		<Other Representative Positions> President, the Kao Foundation for Arts and Culture		
2	Motoki Ozaki (June 6, 1949)	April 1972 June 2002 June 2004	Joined Member of the Board of Directors, Executive Officer Representative Director, President & CEO (current)	9,000
3	Toshio Hoshino (December 22, 1944)	April 1969 June 1992 June 1996 June 2000 March 2004	Joined Member of the Board of Directors Executive Vice President Representative Director, Senior Executive Vice President (current) Senior Executive Vice President－Corporate Functions, In charge of EVA Promotion (current)	29,359
		<Other Representative Positions> Representative Director, Nivea-Kao Co., Ltd.		
4	Takuo Goto (October 24, 1947)	April 1971 June 2002 June 2004 December 2004 June 2006	Joined Executive Officer Member of the Board of Directors, Executive Officer Senior Vice President－Global Production & Engineering, Vice President－Environment & Safety, In charge of Product Quality Management and TCR Promotion, President－Ehime Sanitary Products Co., Ltd. (current) In charge of Global Logistics (current) In charge of Global Procurement, (current)	12,000
5	Hiroshi Kanda (May 2, 1949)	April 1973 February 2002 June 2002 June 2004 June 2006	Joined President－Global Feminine & Baby Care Executive Officer Member of the Board of Directors, Executive Officer (current) President－Global Consumer Products, Senior Vice President－Global Marketing Development, In charge of Kao Professional Services Co. ,Ltd. (current)	15,000

No	Name and Date of Birth	Career Summary		Number of the Company shares owned
6	Norihiko Takagi (October 9, 1946)	April 1969	Joined	18,000
		June 2002	Executive Officer	
		March 2004	President—International Business—Consumer Products (current)	
		June 2004	Member of the Board of Directors, Executive Officer (current)	
		<Other Representative Positions> Chairman of the Board, Kao Brands Company		
7	Shunichi Nakagawa (June 19, 1949)	April 1972	Joined	18,000
		April 2002	Vice President—Legal—Global	
		June 2002	Member of the Board of Directors, Executive Officer (current)	
		March 2003	Vice President—Legal & Compliance—Global (current)	
		July 2004	Vice President—Global Corporate Communications (current)	
		June 2006	In charge of Global Information Systems and Global Risk Management (current)	
8	Toshihide Saito (July 16, 1952)	April 1976	Joined	12,000
		June 2003	Corporate Associate Officer	
		June 2004	Member of the Board of Directors, Executive Officer, President—Chemical Company (current)	
		<Other Representative Positions> Chairman of the Board, Kao Chemicals Europe S.L. Chairman of the Board, Fatty Chemicals (Malaysia) Sdn. Bhd.		
9	Shinichi Mita (June 3, 1950)	April 1974	Joined	4,000
		September 1999	Vice President—International Consumer Products—Finance & Controlling	
		July 2001	Vice President—Global Accounting & Finance—Accounting & Controlling (current)	
		April 2002	Vice President—Global Accounting & Finance	
		June 2002	Corporate Associate Officer	
		January 2003	Vice President—Internal Audit	
		June 2004	Executive Officer, Vice President – Global Accounting & Finance (current)	
10	Tatsuo Takahashi (January 1, 1952)	April 1975	Joined	3,000
		June 2000	Vice President—Kao Hanbai, Corporate Planning	
		April 2002	President—Kao Hanbai Co., Ltd.—Kinki Region	
		June 2003	Corporate Associate Officer	
		May 2004	Representative Director, Senior Executive Vice President—Kao Hanbai Co., Ltd.	
		June 2004	Executive Officer (current)	
		January 2006	Representative Director, President & CEO—Kao Hanbai Co., Ltd. (current)	
		<Other Representative Positions> Representative Director, Kao Hanbai Co., Ltd.		
11	Masato Hirota (January 21, 1953)	April 1975	Joined	3,000
		December 2000	Vice President—Global Prestige Cosmetics	
		June 2004	Executive Officer, President—Global Prestige Cosmetics (current)	

No	Name and Date of Birth	Career Summary		Number of the Company shares owned
12	Toshiharu Numata (December 1, 1953)	April 1989 February 1999 June 2003 June 2005 June 2006	Joined Vice President—Global R & D—Processing Development Corporate Associate Officer Vice President—Global R&D, Executive Officer (current) President—Global R&D (current)	4,000
13	Toshio Takayama (March 24, 1945)	April 1967 June 2002 May 2004 June 2004 January 2006	Joined Executive Officer Representative Director, President & CEO—Kao Hanbai Co., Ltd. Member of the Board of Directors, Executive Officer Member of the Board of Directors, Chairman—Kanebo Cosmetics Inc., Representative Director—Kanebo Cosmetics Sales Co., Ltd. (current)	16,000
		<Other Representative Positions> Representative Executive Officer, Kanebo Cosmetics Inc. Representative Director, Kanebo Cosmetics Sales Co., Ltd.		
14	Atsushi Takahashi (July 23, 1941)	April, 1965 June, 1991 June, 1993 June, 1997 March, 1998 June 2005	Joined The Sumitomo Trust & Banking Co., Ltd. Director, The Sumitomo Trust & Banking Co., Ltd Managing Director, The Sumitomo Trust & Banking Co., Ltd Senior Managing Director, The Sumitomo Trust & Banking Co., Ltd President and Director, The Sumitomo Trust & Banking Co., Ltd Chairman of the Board, The Sumitomo Trust & Banking Co., Ltd. (current)	3,000
		<Other Representative Positions> Representative Director, The Sumitomo Trust & Banking Co., Ltd.		
15	Osamu Shoda (October 11, 1942)	March 1967 June 1976 June 1980 June 1984 June 1986 July 2001 June 2004	Joined Nisshin Flour Milling Co., Ltd. Director, Nisshin Flour Milling Co., Ltd. Managing Director, Nisshin Flour Milling Co., Ltd. Senior Managing Director, Nisshin Flour Milling Co., Ltd. President, Nisshin Flour Milling Co., Ltd. President, Nisshin Seifun Group Inc. Chairman of the Board, Nisshin Seifun Group Inc. (current)	0
		<Other Representative Positions> Representative Director, Nisshin Seifun Group Inc.		

Note: Mr. Takahashi and Mr. Shoda satisfactorily meet qualifications for Outside Directors.

< Special Interests between the Company and Nominees for Members of the Board of Directors>

1. Mr. Takuya Goto, a nominee for member of the Board of Directors, is President of the Kao Foundation for Arts and Culture. The Company donated 20 million yen to the Foundation in fiscal 2005.
2. Mr. Toshio Hoshino, a nominee for member of the Board of Directors, is President of Nivea-Kao Co., Ltd., which manufactures and sells personal care products of the same category as the Company.
3. Mr. Atsushi Takahashi, a nominee for Outside Director, is Chairman of the Board of Directors of The Sumitomo Trust & Banking Co., Ltd. The Company has regular banking transactions with The Sumitomo Trust & Banking Co., Ltd. and the Company has been in debt to The Sumitomo Trust & Banking Co., Ltd.

4. Mr. Osamu Shoda, a nominee for Outside Director, is Chairman of the Board of Nisshin Seifun Group Inc. Subsidiaris of Nisshin Seifun Group Inc. sell products of the same category as the Company such as pet food. And the Company has a business connection such as sale of products with Nisshin Seifun Group's subsidiaries.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 3.

PROPOSAL 4: ELECTION OF ONE (1) CORPORATE AUDITOR

An Outside Corporate Auditor, Mr. Kohei Nasu, resigned from his office on May 22, 2006 in accordance with his accession to Justice of the Supreme Court of Japan. After this resignation, the Company has one Outside Corporate Auditor and two full-time Corporate Auditors. The Corporation Law requires that the number of Outside Corporate Auditors shall be not less than half of the total number of Corporate Auditors after the AGM. Therefore, it is proposed that one Outside Corporate Auditor be additionally elected.

The Board of Corporate Auditors has approved the submission of this proposal to the AGM.

Relevant personal information and the career summary held by the nominee are provided below.

Name and Date of Birth	Career Summary		Number of the Company Shares Owned
Tadashi Oe (May 20, 1944)	April 1969	Registered as Attorney at Law	1,000
	May 2002	Established Oe & Kuroda Law Office (current)	
	April 2004	Professor, Keio Law School (current)	

There are no special interests between the Company and Mr. Oe.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 4.

PROPOSAL 5: ELECTION OF ONE (1) ALTERNATE CORPORATE AUDITOR

According to the provision of the Corporation Law, the Company may appoint Alternate Corporate Auditors. In order to respond to contingency that the number of Corporate Auditors falls short of the number required by the law, it is proposed that one Alternate Outside Corporate Auditor be elected.

The Board of Corporate Auditors has approved the submission of this proposal to the AGM.

Relevant personal information and the career summary held by the nominee are provided below.

Name and Date of Birth	Career Summary		Number of the Company Shares Owned
Eiji Asada (January 29, 1939)	October 1970	Registered as Certified Public Accountant	0
	January 1996	Auditor, the Kao Foundation for Arts and Science (current)	
	July 2004	Established Eiji Asada Certified Public Accountant Office (current)	
	October 2004	Full-time Corporate Auditor, Nippon Revival Serviser Co., Ltd. (current)	

There are no special interests between the Company and Mr. Asada.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 5.

PROPOSAL 6: Determination of the Amount and the Contents of Remuneration for Members of the Board of Directors

Reason for Proposal

Before the implementation of the Corporation Law (newly enacted on May 1, 2006), the Company, concerning the stock options granted to members of the Board of Directors, had annually sought from shareholders, by way of a special resolution at Annual General Meeting of Shareholders, approval for the issuance of stock acquisition rights, as their being the issuance of stock acquisition rights, the paid-in amounts of which were free of charge, under especially favorable terms to parties other than shareholders. However, considering that stock acquisition rights granted to members of the Board of Directors as stock options are defined as a part of remuneration to them, after the implementation of the Corporation Law, and that stock options are to be treated as accounting expenses based on the Accounting Standard No. 8, "Accounting Standard for Share-based Payment and its Implementation Guidance" announced by the Accounting Standards Board of Japan (ASBJ) on December 27, 2005, the Company proposes to the AGM that the amounts and the contents of remuneration that the Company hereafter pays as stock options to members of the Board of Directors be decided.

After this proposal is approved, the Company, subject to a resolution of the Board of Directors, may issue, considering the number of the stock options allotted in the past and other various factors, stock acquisition rights as stock options with the same terms as provided in Section 2 below, within the scope of the maximum annual amount of 200 million yen for stock options as specified in Section 1 below as remuneration or the like to members of the Board of Directors; and in the allotment of stock acquisition rights, the paid-in amount shall be considered as the fair price and the Company wishes to switch to the method whereby each member of the Board of Directors may set off the payment due for the paid-in amount against the remuneration thereto to be paid by the Company. The purpose of introducing these stock options is to facilitate the exercise of stock options, by making the amount to be paid in upon the exercise of stock acquisition rights one (1) yen per share, to further increase the correlation between the remuneration of members of the Board of Directors and the Company's performance and stock value, and to enhance the motivation and morale of members of the Board of Directors, thereby promoting the alignment of interests of members of the Board of Directors with those of shareholders of the Company, as well as further increasing the Company's corporate value.

Contents of Proposal

1. It was approved at the 86th Annual General Meeting of Shareholders, held on June 26, 1992, that the total maximum annual amount of remuneration or the like of members of the Board of Directors be set at 450 million yen (excluding any part of remuneration and the like to be paid to member of the Board of Directors who also serves as an employee for his/her service as an employee) and the same rule has applied up until today. Apart from this amount, the Company seeks approval from its shareholders to set at 200 million yen, the total maximum annual amount of remuneration or the like concerning stock acquisition rights to be allotted to members of the Board of Directors as stock options, on the terms provided in 2 below.

   Please note that, in the case of member of the Board of Directors who also serves as an employee, the above amount of remuneration or the like does not include any remuneration for his or her service as an employee.

The Company currently has 15 members of the Board of Directors. If the proposal for the election of members of the Board of Directors to be submitted to the AGM, is adopted as proposed, the number of members of the Board of Directors will still be 15.

2. Details of the Stock Acquisition Rights to be issued to Members of the Board of Directors of the Company as Stock Options

(1) Total Number of Stock Acquisition Rights and the Type and Number of Shares to be Delivered upon Exercise of the Stock Acquisition Rights

A total number of 50 stock acquisition rights, will be the maximum number of stock acquisition rights that may be issued within one year of the date of the Annual General Meeting of Shareholders held every year.

50,000 shares in common stock of the Company, will be the type and the maximum number of shares that may be delivered upon the exercise of any stock acquisition rights issued within one year of the date of the Annual General Meeting of Shareholders held every year.

The number of shares per stock acquisition right ("Allotted Number of Shares") will be 1,000 shares.

Where it is appropriate to adjust the Allotted Number of Shares, as a result of any stock split (including any *gratis* allotment of the shares in the Company's common stock); stock consolidation; or the like, in respect to the shares in the Company's common stock, the Company may adjust the Allotted Number of Shares as it considers necessary.

(2) Value to be paid in Stock Option Allotment

The value to be paid in the allotment of stock acquisition rights will be determined by using the Black-Scholes option pricing model.

(3) Value of Assets Contributed upon Exercise of Stock Acquisition Rights

The value of assets to be contributed upon the exercise of each stock acquisition right is equal to the product of: one (1) yen to be paid for each share that will be delivered upon the exercise of stock acquisition rights; and the Allotted Number of Shares.

(4) Exercise Period for Stock Acquisition Rights

The exercise period of the stock acquisition rights will be five years, commencing on July 1 of the calendar year which includes the second (2nd) anniversary after the allotment date of the stock acquisition rights.

(5) Restrictions on Acquiring Stock Acquisition Rights by Transfer

Acquiring stock acquisition rights by transfer requires the approval of the Board of Directors by resolution.

(6) Other Terms for Exercising Stock Acquisition Rights

Other terms for exercising stock acquisition rights will be determined at a meeting of the Board of Directors held in order to decide the offering terms of the stock acquisition rights.

Reference

In addition to the issuance of the stock acquisition rights as stock options to the Company's members of the Board of Directors (up to a total number of 50 stock acquisition rights) and to the Company's employees, and the Members of the Board of Directors and employees of the

Company's affiliated companies as following proposal (up to a total number of 500 stock acquisition rights), the Company plans to grant to its Executive Officers, who do not serve also as its members of the Board of Directors, stock acquisition rights as stock options (up to a total number of 15 stock acquisition rights) with the same terms as provided for this proposal 6. However, the details of the specific issuance and allotment of these stock acquisition rights will be separately determined by resolution of its Board of Directors within one year of the date of the AGM.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 6.

PROPOSAL 7: Delegation to the Meeting of the Board of Directors of the Company of Determination of Matters for Offering of Stock Acquisition Rights to be Issued as Stock Option

Contents of the Proposal

The Company seeks from its shareholders, approval for delegating to the Board of Directors the determination of matters for offering of stock acquisition rights to be issued as stock option to the Company's employees, and the Members of the Board of Directors and employees of the Company's affiliated companies in accordance with Articles 236, 238 and 239 of the Corporation Law.

1. Reason for Offering to Parties to Subscribe for Stock Acquisition Rights under Especially Favorable Terms

   To implement the stock option plan with the purpose of increasing the Company's corporate value through aligning the interests of the its employees, and the members of the Board of Directors and employees of the Company's affiliated companies with those of shareholders of the Company.

2. Details and Maximum Number of Stock Acquisition Rights, for the Offering Terms that the Board of Directors is Entitled to Determine, Based on Matters to be Approved at the AGM

(1) Maximum Number of Stock Acquisition Rights, for the Offering Terms that the Board of Directors is Entitled to Determine, in accordance with the Delegation of the approval by the AGM

Maximum Number:

Up to 500 Stock Acquisition Rights with the terms provided for in (3) below

The total number of shares that can be delivered upon exercise of stock acquisition rights will not exceed 500,000 shares in the Company's common stock. If the Allotted Number of Shares (defined below) is adjusted in accordance with (3)(i) below, then the total number of shares to be issued upon exercise of the stock acquisition rights will be adjusted accordingly but not exceed the product of: the adjusted Allotted Number of Shares; and the above total number of stock acquisition rights.

(2) The Board of Directors must not require any pecuniary payment for stock acquisition rights when deciding the offering terms in accordance with the delegation of the decision by the AGM.

(3) Details of the Stock Acquisition Rights, the Offering Terms which the Board of Directors is Entitled to Determine in Accordance with the Delegation of the Decision by the AGM

(i) Type and Number of Shares to be Delivered upon the Exercise of Stock Acquisition Rights

The type of shares to be delivered upon exercise of the stock acquisition rights will be shares of the Company's common stock, and the number of shares to be delivered upon exercise of each Stock

Acquisition Right ("Allotted Number of Shares") will be 1,000 shares. If, however, after the date of allotment of the stock acquisition rights ("Allotment Date"), the shares in Company's common stock are subject to any stock split (including any *gratis* allotment of the shares of the Company's common stock; and the same being applied whenever "stock split" is mentioned in the following paragraphs) or any stock consolidation, the Company may adjust the Allotted Number of Shares as it considers necessary, and the Allotted Number of Shares will be adjusted using the following formula, rounding up to the nearest yen any fraction less than one yen resulting from the adjustment:

$$\text{Adjusted Allotted Number of Shares} = \text{Number of Shares before Adjustment} \times \text{Stock Split/Stock consolidation Ratio}$$

In addition to the above, if, after a resolution at the AGM, there is an unavoidable reason for requiring the adjustment of the Allotted Number of Shares, the Allotted Number of Shares will be adjusted to a reasonable extent.

(ii) Calculation of Value of Assets Contributed upon Exercise of the Stock Acquisition Rights

The value of the assets to be contributed upon the exercise of each stock acquisition right will be equal to the product of: the amount to be paid for each share delivered upon the exercise of stock acquisition rights ("Exercise Price"); and the Allotted Number of Shares. The Exercise Price will be equal to the product of: 1.05; and the average of the daily closing prices (including both the bid/offer indications) of common stock of the Company in the regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days (excluding the days on which no transactions are made) commencing on the 45th trading day prior to the next day of the Allotment Date, with any fraction less than one yen rounded up to the nearest yen. If the foregoing amount is less than the closing price of the common stock of the Company in the regular transactions at the Tokyo Stock Exchange on the Allotment Date, that closing price will be the Exercise Price.

Furthermore, where the Company, in respect of its shares in common stock, issues new shares or disposes of its treasury shares at a price less than the market price, the Exercise Price will be adjusted using the following formula, with fraction less than one yen resulting from the adjustment rounded up to the nearest yen. However, the Exercise Price will not be adjusted in the event of any conversion of securities being convertible to the Company's common stock, any exercise of stock acquisition rights which may claim for issuance of the Company's common stock (including the purchase right with bonds with share purchase warrant), any transfer to stock option holders of the Company's treasury shares acquired by the Company based on the resolutions of the 95th Annual General Meeting of Shareholders held on June 28, 2001, any transfer based on any shareholder's claim for sale in relation to any shares that are less than one unit share, or the transfer of treasury shares owned by the Company due to a share-for-share exchange.

$$\text{Adjusted Exercise Price} = \text{Exercise Price before Adjustment} \times \frac{\text{Number of Previously Issued Shares} + \dfrac{\text{Number of Newly Issued Shares} \times \text{Paid-in Value Per Share}}{\text{Market Price}}}{\text{Number of Previously Issued Shares} + \text{Number of Newly Issued Shares}}$$

In the above formula, "Number of Previously Issued Shares" means the aggregate number of issued shares less the treasury shares held by the Company. Where the Company disposes of its treasury shares, "Number of Newly Issued Shares" will read as "Number of Treasury Shares to be Disposed of." In addition to the above, after the Allotment Date, if there is an unavoidable reason for requiring the adjustment of the Exercise Price, such as the reduction of its stated capital, the Exercise Price will be adjusted to a reasonable extent considering the conditions for the reduction of its stated capital.

After the Allotment Date, where the Company conducts any stock split or stock consolidation in

respect of its shares in common stock, the Exercise Price will be adjusted in proportion to the stock split or stock consolidation ratio of those shares, with any fraction less than one yen resulting from the adjustment rounded up to the nearest yen.

(iii) Period for Exercising Stock Acquisition Rights

From July 1, 2008 to June 28, 2013

(iv) Matters Concerning an Increase in Capital Stock and Capital Surplus in the Event of Issuance of Shares upon the Exercise of Stock Acquisition Rights

(a) The amount of an increase in the capital stock, in the event of the issuance of shares upon the exercise of stock acquisition rights, will be equal to one half (1/2) of the maximum increase in the amount of capital or the like calculated in accordance with Article 40, Paragraph 1 of the "Corporate Calculation Rules", with any amount less than one yen resulting from the calculation rounded up to the nearest yen.

(b) The amount of an increase in the capital surplus in the event of the issuance of shares upon the exercise of stock acquisition rights will be equal to the amount of the maximum increase in the amount of capital or the like provided for in (a) above, less the amount of the increase in capital stock provided for in (a) above.

(v) Restrictions on Acquiring Stock Acquisition Rights by Transfer

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors by resolution.

(vi) Reasons and Terms for Acquiring Stock Acquisition Rights

The Company may acquire *gratis* stock acquisition rights, if a proposal for approval of a merger agreement, under which the Company is to become a dissolved company, a proposal for the approval of a demerger agreement or plan under which the Company is to become a demerged company, or a proposal for the approval of a share-for-share exchange agreement or a stock transfer plan under which the Company is to become a wholly-owned subsidiary, is approved at the Company's General Meeting of Shareholders (or if the Board of Directors resolves to proceed with any of the foregoing proposals in a case where a resolution of a General Meeting of Shareholders is not required), on the date separately determined by the Board of Directors.

(vii) Handling of Stock Acquisition Rights Upon Restructuring

In the event the Company conducts a merger (limited to where the Company is dissolved as a result of the merger), an absorption-type merger (*kyushu gappei*), an incorporation-type merger (*shinsetsu gappei*) or an absorption-type demerger (*kyushu bunkatsu*), an incorporation-type demerger (*shinsetsu bunkatsu*), a share-for-share exchange (*kabushiki kokan*), or a stock transfer (*kabushiki iten*)(collectively "Restructuring"), stock acquisition rights of one of the stock corporations listed in Article 236, Paragraph 1, Item 8(a) through (c) of the Corporation Law (as the case may be)("Restructured Company") will be delivered to the holders of the stock acquisition rights remaining at the time the Restructuring takes effect ("Remaining Stock Acquisition Rights") in accordance with the following conditions. In this case, the Remaining Stock Acquisition Rights will be forfeited and the Restructured Company will newly issue stock acquisition rights.

However, the foregoing applies only where the delivery of the stock acquisition rights of the Restructured Company, in accordance with the following terms, is provided for in the relevant absorption-type merger agreement, incorporation-type merger agreement, absorption-type demerger agreement, incorporation-type demerger plan, share-for-share exchange agreement, or stock transfer agreement:

(a) Number of Stock Acquisition Rights of the Restructured Company to be Delivered

Stock acquisition rights will be delivered to the respective holders of Remaining Stock Acquisition Rights in the same number as the Remaining Stock Acquisition Rights held by them.

(b) Type of Shares of the Restructured Company to be Delivered upon Exercise of Stock Acquisition Rights

Restructured Company's common stock

(c) The number of shares of the Restructured Company delivered upon Exercise of Stock Acquisition Rights

A decision will be made subject to (3)(i) above, considering the terms for the Restructuring.

(d) Value of Assets Contributed upon Exercise of Stock Acquisition Rights

The value of assets contributed upon the exercise of each stock acquisition right is equal to the product of: the paid-in amount after the restructuring, which is obtained by adjusting the Exercise Price based on (3)(ii) above, considering factors such as Restructuring terms; and the number of shares of the Restructured Company delivered upon exercise of those stock acquisition rights, determined in accordance with (c) above.

(e) Exercise Period for Stock Acquisition Rights

A period commencing on either the initial date of the period for exercising stock acquisition rights as provided for in (3)(iii) above, or the effective date of the Restructuring, whichever event occurs later, and ending on the date of expiration of the period for exercising stock acquisition rights as provided for in (iii) above

(f) Matters Concerning Increase in Capital and Capital Reserves In the Event of Issuance of Shares upon Exercise of Stock Acquisition Rights

To be decided subject to (3)(iv) above

(g) Restrictions on Acquiring Stock Acquisition Rights by Transfer

Acquiring stock acquisition rights by transfer is subject to the approval of the Board of Directors of the Restructured Company by resolution

(h) Terms and Conditions for Acquiring Stock Acquisition Rights

To be decided subject to (3)(vi) above

(viii) Handling of Fraction Less than One Share upon Exercise of Stock Acquisition Rights

Any fraction less than one share in the number of shares to be delivered to any stock acquisition right holder who has exercised stock acquisition rights will be rounded down.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 7.

PROPOSAL 8: PAYMENT OF RETIREMENT ALLOWANCES TO RETIRING MEMBERS OF THE BOARD OF DIRECTORS

In order to reward the services of the two (2) retiring Members of the Board of Directors, Mr. Takahiko Kagawa and Mr. Akio Tsuruoka, it is proposed that retirement allowances within the scope provided for in the Company's internal regulations be paid to them who are retiring at the conclusion of the AGM.

The details, including but not limited to the specific amount, timing, and method of payment of the retirement allowances for them, will be determined by the Board of Directors.

In an attempt to carry out managerial reforms, the Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances payable to them pursuant to this proposal will be for services between the time they took office and June 30, 2001.

The estimated total amount of the retirement allowances will not exceed 20,000,000 Japanese Yen.

Provided below is the career summary of each of them.

Name	Career Summary
Takahiko Kagawa	June 1996 Member of the Board June 2000 Representative Director, Executive Vice President (current)
Akio Tsuruoka	June 1994 Member of the Board June 2002 Executive Vice President, Member of the Board (current)

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THIS PROPOSAL 8.

The Corporate Profile of Kao Corporation as of March 31, 2006

1. Main Businesses of Kao Group

Business Category	Main Products
Consumer Products	**(Personal Care Products)** Soaps, Facial cleansers, Body cleansers, Shampoos, Conditioners, Hair care products, Hair coloring agents, Bath additives, Toothpastes and toothbrushes, Skin care products for men
	(Fabric and Home Care Products) Laundry detergents, Kitchen cleansers, Household cleaning detergents, Fabric softeners, Paper cleaning products
	(Feminine Care, Baby Care and Others) Sanitary napkins, Disposable diapers, Edible oils, Beverages
Prestige Cosmetics	Counseling cosmetics, Self-selection cosmetics
Chemical Products	Edible oils for industrial use, Fatty acids, Fatty alcohols, Glycerin, Fatty amines, Surface active agents, Polyurethane ingredients, Plastic Additives, Copier and printer toner and toner binder, Aroma chemicals

Notes: "Prestige Cosmetics" was used to be described as "Prestige Cosmetics Sofina". However, Kanebo Cosmetics Inc. having become a part of Kao group, "Sofina" is not the only brand for this business category. Consequently, the Company has changed the name of the business category as "Prestige Cosmetics".

2. Main Offices, Plants, Laboratories, Subsidiaries and Affiliates of Kao Group

(1) Kao Corporation

Name	Location
Kayabacho Head Office	Chuo-ku, Tokyo
Sumida Office	Sumida-ku, Tokyo
Osaka Office	Nishi-ku, Osaka-shi, Osaka
Wakayama Plant	Wakayama-shi, Wakayama
Tokyo Plant	Sumida-ku, Tokyo
Sakata Plant	Sakata-shi, Yamagata
Kawasaki Plant	Kawasaki-ku, Kawasaki-shi, Kanagawa
Tochigi Plant	Ichikai-machi, Haga-gun, Tochigi
Kashima Plant	Kamisu-shi, Ibaraki
Toyohashi Plant	Toyohashi-shi, Aichi
Wakayama Research Laboratories	Wakayama-shi, Wakayama
Tokyo Research Laboratories	Sumida-ku, Tokyo
Tochigi Research Laboratories	Ichikai-machi, Haga-gun, Tochigi

(2) Subsidiaries and Affiliates

1) Domestic

Company	Location	Business Category
Kao Hanbai Co., Ltd.	Chuo-ku, Tokyo (Head Office) and 7 branch offices	Consumer Products
Kanebo Cosmetics Inc.	Minato-ku, Tokyo (Head Office) Odawara Plant and Research Laboratory of cosmetics products	Prestige Cosmetics
Kanebo Cosmetics Sales Co., Ltd.	Minato-ku, Tokyo (Head Office) and 8 regional headquarter offices	Prestige Cosmetics

Company	Location	Business Category
Kao Cosmetics Sales Co., Ltd.	Chuo-ku, Tokyo (Head Office) and 8 branch offices	Prestige Cosmetics

2) Overseas

Company	Location	Business Category
Kao (China) Holding Co., Ltd.	China	Consumer Products
Kao Industrial (Thailand) Co., Ltd.	Thailand	Consumer Products and Chemical Products
Fatty Chemical (Malaysia) Sdn. Bhd.	Malaysia	Chemical Products
Kao Brands Company	United States	Consumer Products
Kao Specialties Americas LLC	United States	Chemical Products
KPSS-Kao Professional Salon Services GmbH	Germany	Consumer Products
Kao Chemicals Europe, S.L.	Spain	Chemical Products
Kao Chemicals GmbH	Germany	Chemical Products
Kao Corporation S.A.	Spain	Chemical Products

3. Shares

Number of authorized shares	1,000,000,000 shares
Number of issued shares	549,443,701 shares
Number of shareholders	43,938

Note: The above-mentioned number of issued shares includes 3.924, 854 treasury shares.

4. Purchase, Disposition etc. and Ownership of Treasury Shares

(1) Purchases

Number of shares purchased	2,385,041 shares of common stock
Total cost of purchases	6,056,964,700 yen

(2) Dispositions

Number of shares disposed of	2,348,541 shares of common stock
Total price of dispositions	3,584,132,604 yen

(3) Shares held by the Company at the end of the fiscal year

Number of treasury shares	3,924,854 shares of common stock

5. Major Shareholders (Top 10)

Shareholders	Investment in Kao by the Shareholders	
	Number of shares (Thousand shares)	Ratio of shareholding (Percentage)
Japan Trustee Services Bank, Ltd. (Trust Account)	26,019	4.73
Moxley and Company	26,008	4.73
State Street Bank and Trust Company 505103	25,392	4.62
The Master Trust Bank of Japan, Ltd. (Trust Account)	18,879	3.43
Tokio Marine & Nichido Fire Insurance Co., Ltd.	17,402	3.16
The National Mutual Insurance Federation of Agricultural Cooperatives	16,246	2.95

Shareholders	Investment in Kao by the Shareholders	
	Number of shares (Thousand shares)	Ratio of shareholding (Percentage)
Nippon Life Insurance Company	15,200	2.76
Mellon Bank, N.A. as Agent for its Client Mellon Omnibus US Pension	11,642	2.11
The Chase Manhattan Bank N.A. London SL Omnibus Account	10,944	1.99
Nomura Securities Co., Ltd.	10,261	1.86

Notes:
1. The Company has made no investment in the above-mentioned major shareholders.
2. As of March 31, 2006, the Company holds 930 shares of common stock (0.05% of all shareholding) of Millea Holdings, Inc, which holds all voting rights of The Tokio Marine & Nichido Fire insurance Co., Ltd.
3. The number of shares in the list above may include the number of shares for trust or share custody.

6. Employees of Kao Group

(1) Kao Group

Number of employees	Change from previous fiscal year
29,908	+10,765

Notes: The primary reason of the increase of the number of employees is due to the addition of Kanebo Cosmetics Inc. and its subsidiaries to Kao Group.

(2) Kao Corporation

Number of employees	Change from previous fiscal year	Average age	Average years of service
5,652	+52	41.8	20.0

7. Main Lenders

Lenders	Outstanding balance (Million yen)	Number of common stock of the Company owned by respective lenders (Thousand shares)	Ratio of shareholding in the Company (Percentage)
Mizuho Corporate Bank, Ltd.	123,000	2,000	0.36%
Sumitomo Mitsui Banking Corporation	123,000	2,000	0.36%
Bank of Tokyo-Mitsubishi UFJ, Ltd.	60,000	1,839	0.33%
Nippon Life Insurance Company	20,000	1,520	2.76%
The Sumitomo Trust & Banking Co., Ltd.	20,000	1,006	0.18%
Mizuho Trust & Banking Co., Ltd.	20,000	1,000	0.18%

8. Main Subsidiaries and Affiliates and Consolidation Status

Name of company	Capital Stock	Ratio of voting rights	Main businesses
Kao Hanbai Co., Ltd.	JPY 1,729 million	100%	Sales of consumer products
Kanebo Cosmetics Inc.	JPY 125,450 million	100%	Manufacture and sales of prestige cosmetics
Kanebo Cosmetics Sales Company	JPY 300 million	100%	Sales of prestige cosmetics
Kao Cosmetics Sales Co., Ltd.	JPY 100 million	100%	Sales of prestige cosmetics
Nivea-Kao Co., Ltd.	JPY 200 million	40%	Manufacture and sales of personal care products
Kao (China) Holding Co., Ltd.	CNY 592 million	100%	Control of affiliates in business of consumer products in China
Kao Industrial (Thailand) Co., Ltd.	THB 2,000 million	100%	Manufacture and sales of consumer products and chemical products
Fatty Chemical (Malaysia) Sdn. Bhd.	MYR 120 million	70%	Manufacture and sales of fatty chemical products
Kao Brands Company	USD 1	100%	Manufacture and sales of personal care products
Kao Specialties Americas LLC	USD 1	100%	Manufacture and sales of chemical products
KPSS-Kao Professional Salon Services GmbH	EUR 79 million	100%	Manufacture and sales of personal care products for beauty salon
Kao Chemicals Europe, S.L.	EUR 104 million	100%	Control of affiliates in chemical business in Europe
Kao Chemicals GmbH	EUR 9 million	100%	Manufacture and sales of chemical products
Kao Corporation S.A.	EUR 56 million	100%	Manufacture and sales of chemical products

Notes:

1. Nivea-Kao Co., Ltd. is a company accounted for by equity method.

2. The above ratio of voting rights is calculated based on the total number of voting rights held by the Company and it subsidiaries and affiliates.

(Consolidated Business results)

1. The total number of consolidated subsidiaries and affiliates is 103, and the number of companies that are accounted for by equity method is 22, including main subsidiaries and affiliates referred to as above.
2. Kanebo Cosmetics Inc. and its subsidiaries added to Kao Group, as a result of the acquisition by the Company of the shares of Kanebo Cosmetics Inc. as of January 31, 2006.

Transitions of consolidated and non-consolidated business results are as follows:

(1) Kao Group

Item	FY 2002	FY 2003	FY 2004	FY 2005
Net sales (million yen)	865,247	902,627	936,851	971,230
Operating income (million yen)	114,914	119,705	121,379	120,134
Ordinary income (million yen)	117,487	122,651	125,345	121,956
Net income (million yen)	62,462	65,358	72,180	71,140
Net income per share (yen)	108.05	119.06	131.16	130.58
Total assets (million yen)	720,849	723,891	688,973	1,220,564
Total shareholders' equity (million yen)	417,030	427,756	448,249	509,676

(2) Kao Corporation

Item	FY 2002	FY 2003	FY 2004	FY 2005
Net sales (million yen)	661,747	665,914	694,655	688,589
Operating income (million yen)	94,454	98,379	98,013	90,551
Ordinary income (million yen)	98,300	105,410	104,558	100,134
Net income (million yen)	49,434	61,041	62,518	64,133
Net income per share (yen)	85.42	111.19	113.62	117.61
Total assets (million yen)	623,731	630,900	605,005	1,204,155
Total shareholders' equity (million yen)	411,791	423,762	435,329	474,444

Notes: FY 2005 is the fiscal year ended March 31, 2006.

9. Members of the Board of Directors and Corporate Auditors

Members of the Board of Directors:

Name	Main Position
Takuya Goto	Chairman of the Board
Motoki Ozaki	Representative Director, President and Chief Executive Officer
Toshio Hoshino	Representative Director, Senior Executive Vice President—Corporate Functions, In charge of EVA Promotion, Representative Director, President—Nivea-Kao Co., Ltd.
Takahiko Kagawa	Representative Director, Executive Vice President, President—Global Consumer Products, In charge of Consumer Communication and Kao Professional Services Co. ,Ltd.
Akio Tsuruoka	Executive Vice President, In charge of Global Procurement, Global Information Systems and Global Risk Management
Nobuatsu Higuchi	Executive Vice President, President—Greater China Chairman of Board of Directors and CEO—Kao (China) Holding Co., Ltd., Chairman of Board of Directors—Kao (China) Research and Development Center Co., Ltd.
Naotake Takaishi	Executive Vice President, Senior Vice President—Global R&D
Shunichi Nakagawa	Executive Officer, Vice President—Legal & Compliance—Global, Vice President—Global Corporate Communications
Norihiko Takagi	Executive Officer, President—International Business—Consumer Products
Takuo Goto	Executive Officer, Vice President—Global Production & Engineering, Vice President—Environment & Safety, In charge of Product Quality Management, TCR promotion and Global Logistics
Hiroshi Kanda	Executive Officer, President—Global Feminine & Baby Care, Senior Vice President- Global Marketing Development
Toshihide Saito	Executive Officer, President—Chemical Company
Toshio Takayama	Chairman—Kanebo Cosmetics Inc., Representative Director—Kanebo Cosmetics Sales Co., Ltd.
Akishige Okada	Advisor—Sumitomo Mitsui Banking Corporation
Sakie T. Fukushima	Representative Director and Regional Managing Director—Japan, Korn/Ferry International (in Japan), Member of the Board of Directors—Korn/Ferry International (in the U.S.)

Corporate Auditors:

Name	Main Position
Tsuneo Ejiri	Full-time Corporate Auditor
Shoichi Otake	Full-time Corporate Auditor
Kohei Nasu	Attorney at Law
Satoshi Ito	Certified Public Accountant

Notes:

1. Akishige Okada and Sakie T. Fukushima are Outside Directors defined in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

2. Kohei Nasu and Satoshi Ito are Outside Corporate Auditors defined in Article 18, Paragraph 1 of the Law for Special Provision for the Commercial Code Concerning Audits, etc., of Stock Companies (Kabushiki Kaisha).

3. Changes in Directors and Corporate Auditors during this fiscal year

(1) Shoich Otake was elected, and took office, as Corporate Auditor at the 99th Annual General Meeting of Shareholders held on June 29, 2005.

(2) Effective as of June 29, 2005, Iwao Inoue, Full-time Corporate Auditor, retired from his office upon the expiration of his term.

(3) Toshio Takayama, Member of the Board and Executive Officer, retired from his respective office of Executive Officer on January 31, 2006.

10. Payment of Remuneration to Members of the Board of Directors and Corporate Auditors

(1) Remuneration paid to members of the Board of Directors and Corporate Auditors:

To 15 members of the Board of Directors	327 million yen
To 5 Corporate Auditors	70 million yen

Notes:

1. The number of members of the Board of Directors is 15 and the number of Corporate Auditors is 4 as of March 31, 2006

2. The Company is authorized to pay remuneration to members of the Board of Directors and Corporate Auditors subject to the following upper limits.

To members of the Board of Directors: 450 million yen per year, excluding the salaries etc. paid for services rendered as employee by members of the Board of Directors who also serve as employees of the Company.
(This upper limit was resolved at the 86th Annual General Meeting of Shareholders held on June 26, 1992)

To Corporate Auditors: 85 million yen per year
(This upper limit was resolved at the 78th Annual General Meeting of Shareholders held on June 29, 1984)

(2) Aggregate amount of salaries etc. paid to members of the Board of Directors who are also employees of the Company, for services rendered as employee:
156 million yen, including bonuses

(3) Aggregate amount of bonuses paid to Members of the Board of Directors as appropriation of retained earnings:
70 million yen

11. Issuance of Stock Acquisition Rights

(1) Stock Acquisition Rights already issued
Stock Acquisition Rights issued as stock options in accordance with Articles 280-20 and 280-21 of the Commercial Code

1) Stock Acquisition Rights issued based on resolution of the 96th Annual General Meeting of Shareholders held on June 27, 2002
- Number of Stock Acquisition Rights: 438
- Type and number of shares subject to Stock Acquisition Rights: 438,000 shares of common stock
- Paid-in Amount of Stock Acquisition Rights: Free of charge

2) Stock Acquisition Rights issued based on resolution of the 97th Annual General Meeting of Shareholders held on June 27, 2003

- Number of Stock Acquisition Rights: 696
- Type and number of shares subject to Stock Acquisition Rights: 696,000 shares of common stock
- Paid-in Amount of Stock Acquisition Rights: Free of charge

3) Stock Acquisition Rights issued based on resolution of the 98th Annual General Meeting of Shareholders held on June 29, 2004
   - Number of Stock Acquisition Rights: 1,151
   - Type and number of shares subject to Stock Acquisition Rights: 1,151,000 shares of common stock
   - Paid-in Amount of Stock Acquisition Rights: Free of charge

4) Stock Acquisition Rights issued based on resolution of the 99th Annual General Meeting of Shareholders held on June 29, 2005
   - Number of Stock Acquisition Rights: 1,167
   - Type and number of shares subject to Stock Acquisition Rights: 1,167,000 shares of common stock
   - Paid-in Amount of Stock Acquisition Rights: Free of charge

Notes:

1. In addition to the above, the Stock Acquisition Rights, assignment of the shares of the Company's common stock purchased from the market by the Company were issued to the holders of the stock options in accordance with the resolution of the 95th Annual General Meeting of Shareholders held on June 28, 2001.

2. The number of Stock Acquisition Rights originally issued and the number of shares originally allotted for such Stock Acquisition Rights pursuant to resolutions adopted at the relevant Annual General Meeting of Shareholders have been reduced as the result of the exercise of the Stock Option or the return of Stock Acquisition Rights to the Company due to retirement of Stock Acquisition Rights holders, and cancellation by the Company of Stock Acquisition Rights and shares subject to Stock Acquisition Rights. The above-mentioned number of Stock Acquisition Rights and the number of shares subject to Stock Acquisition Rights reflect their respective reduced numbers.

(2) Stock Acquisition Rights issued during this fiscal year to individuals other than shareholders at especially favorable terms:

Pursuant to the resolutions made at the 99th Annual General Meeting of Shareholders held on June 29, 2005 and the resolution made at the meeting of the Board of Directors held on the same date, Stock Acquisition Rights were issued as stock options to individuals other than shareholders at especially favorable terms.

i) Individuals to whom Stock Acquisition Rights were allotted and the number of Stock Acquisition Rights allotted:

<Members of the Board of Directors>

Motoki Ozaki	41	Toshio Hoshino	31	Takuya Goto	21
Takahiko Kagawa	21	Akio Tsuruoka	18	Nobuatsu Higuchi	18
Naotake Takaishi	18	Shunichi Nakagawa	12	Toshio Takayama	12
Norihiko Takagi	12	Takuo Goto	12	Hiroshi Kanda	12
Toshihide Saito	12				

<Employees (Top 10)>

Akio Kimura	12	Shinichi Mita	12	Tatsuo Takahashi	12
Masato Hirota	12	Yoshitaka Nakatani	12	Yoshiiku Hirai	12
Toshiharu Numata	12	Shinichiro Hiramine	12	Morimasa Taniguchi	12
Rikio Tsushima	12				

<Members of the Board of Directors of subsidiaries who were allotted equal to or more than the least number of Stock Option Rights allotted to Members of the Board of Directors of the Company>

Bill Gentner	12	Thomas Dieckhoff	12

<Breakdown and total number of Stock Acquisition Rights according to category of individuals (including the top 10 employees and members of the Board of Directors of subsidiaries listed above)>

I. Employees of the Company
- Number of Stock Acquisition Rights: 876
- Type and number of shares subject to Stock Acquisition Rights: 876,000 shares of common stock
- Number of individuals to whom the Stock Acquisition Rights were granted: 90

II. Members of the Board of Directors of subsidiaries
- Number of Stock Acquisition Rights: 51
- Type and number of shares subject to Stock Acquisition Rights: 51,000 shares of common stock
- Number of individuals to whom the Stock Acquisition Rights were granted: 5

ii) Type and number of shares subject to Stock Acquisition Rights:
1,167,000 shares of common stock
(1,000 shares of the Company's common stock will be issued for each Stock Acquisition Right exercised)

iii) Paid-in Amount of Stock Acquisition Rights: Free of charge.

iv) Conditions for exercise of Stock Acquisition Rights:
- The Amount to be paid upon Exercise of Stock Acquisition Rights:
  The amount to be paid upon exercise of Stock Acquisition Rights (the "Exercise Price") is 2,685 yen per share.
- Exercise period of Stock Acquisition Rights:
  From July 1, 2007 to June 29, 2012
- Other conditions for exercise of Stock Acquisition Rights:
  Each Stock Acquisition Right may not be partially exercised

v) Events and conditions for retirement of Stock Acquisition Rights:
In the event that the Company acquires unexercised Stock Acquisition Rights, the Company may, at any time, retire such Stock Acquisition Rights without any compensation.

vi) Details of favorable conditions:
The Company issued Stock Acquisition Rights with the Exercise Price and Exercise period aforementioned in Item iv) without receipt of consideration.

11. Payment of Remuneration to Accounting Auditors

(1) The sum of remuneration paid by the Company and its subsidiaries and affiliates:
119 million yen

(2) Of the above-mentioned amount in (1), the sum of remuneration paid for performing the audit pursuant to Article 2.1 of the Certified Public Accountants Law:
114 million yen

(3) Of the above-mentioned amount in (2), the sum paid by the Company as remuneration for the Accounting Auditors:
86 million yen

Note: The contract for audit work between the Company and the Accounting Auditors does not clearly differentiate between remuneration paid for the audit conducted pursuant to the Law for Special Provision for the Commercial Code Concerning Audits, etc., of Stock Companies (Kabushiki Kaisha) and that paid for the audit conducted pursuant to the Securities and Exchange Law. The two types of audits cannot practically be differentiated: thus the remuneration therefor is stated as a combined total in the (3) above.

Reference

As for the details of the Company's corporate governance system and activities, the Company submitted the Report on Corporate Governance to Tokyo Stock Exchange on May 31, 2006 and will release its summary on the Company website at http://www.kao.co.jp/en/ in the early June.

News Release

April 24, 2006

Kao Corporation Reports Business Results

Tokyo, April 24, 2006 — Kao Corporation today announced its consolidated and non-consolidated business results for the fiscal year ended March 31, 2006. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	2006	2005	Change	2006
	Yen		%	U.S. Dollars
Net sales	**971,230**	936,851	3.7	**8,267.9**
Operating income	**120,134**	121,379	(1.0)	**1,022.7**
Ordinary income	**121,956**	125,345	(2.7)	**1,038.2**
Net income	**71,140**	72,180	(1.4)	**605.6**
Total assets	**1,220,564**	688,973	77.2	**10,390.4**
Total shareholders' equity	**509,676**	448,249	13.7	**4,338.8**
Shareholders' equity/total assets	**41.8%**	65.1%	-	**41.8%**
Shareholders' equity per share (Yen/US$)	**935.11**	821.47	13.8	**7.96**
Net income per share (Yen/US$)	**130.58**	131.16	(0.4)	**1.11**
Net income per share, fully diluted (Yen/US$)	**130.28**	129.09	0.9	**1.11**
Net cash provided by operating activities	**117,292**	109,567	-	**998.5**
Net cash used in investing activities	**(479,535)**	(54,407)	-	**(4,082.2)**
Net cash used in financing activities	**356,721**	(90,657)	-	**3,036.7**
Cash and cash equivalents, end of term	**67,527**	70,409	-	**574.8**

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 544,126,518 shares for 2006 and 549,625,892 shares for 2005*
2. *Number of shares outstanding at the end of the periods: 544,945,975 shares for 2006 and 545,555,347 shares for 2005*
3. *Changes in scope of consolidation: Consolidated subsidiaries (32 addition, 6 exclusions); Affiliates accounted for by the equity method (13 addition, 1 exclusion)*
4. *U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2006, of 117.47 yen=US$1, and are included solely for the convenience of readers.*
5. *Yen amounts are rounded down to the nearest million.*

Forecast of Consolidated Results for the Six Months Ending September 30, 2006 and the Year Ending March 31, 2007

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2006		Year ending March 31, 2007	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	600,000	5,107.7	1,210,000	10,300.5
Operating income	-	-	120,000	1,021.5
Ordinary income	55,000	468.2	118,000	1,004.5
Net income	34,000	289.4	72,000	612.9
Net income per share (Yen/US$)	-	-	132.12	1.12

Consolidated Segment Information by Business (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2006**	2005	% Change	Like-for-like	**2006**	2005	Incr./(Dcr.)
Consumer Products	**704.0**	690.0	2.0	1.5	**92.6**	92.5	0.1
Prestige Cosmetics	**85.2**	78.2	8.9	8.7	**5.1**	7.6	(2.5)
Chemical Products	**208.8**	196.9	6.0	4.7	**22.0**	20.6	1.3
Corporate/Eliminations	**(26.9)**	(28.4)	-	-	**0.2**	0.4	(0.2)
Consolidated	**971.2**	936.8	3.7	3.0	**120.1**	121.3	(1.2)

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2006**	2005	% Change	Like-for-like	**2006**	2005	Incr./(Dcr.)
Consumer Products	**5,993.3**	5,873.9	2.0	1.5	**789.1**	788.3	0.8
Prestige Cosmetics	**725.7**	666.5	8.9	8.7	**44.0**	65.5	(21.5)
Chemical Products	**1,778.2**	1,676.9	6.0	4.7	**187.5**	175.9	11.6
Corporate/Eliminations	**(229.3)**	(242.1)	-	-	**2.0**	3.6	(1.6)
Consolidated	**8,267.9**	7,975.2	3.7	3.0	**1,022.7**	1,033.3	(10.6)

Consolidated Segment Information by Geography (Unaudited)

	Billions of Yen						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2006**	2005	% Change	Like-for-like	**2006**	2005	Incr./(Dcr.)
Japan	**708.0**	703.0	0.7	0.7	**101.6**	107.4	(5.8)
Asia/Oceania	**110.8**	100.2	10.6	7.9	**5.8**	2.7	3.0
North America	**95.1**	83.6	13.8	10.5	**6.7**	6.4	0.3
Europe	**109.4**	93.8	16.7	14.4	**7.5**	4.5	2.9
Corporate/Eliminations	**(52.3)**	(43.9)	-	-	**(1.6)**	0.0	(1.7)
Consolidated	**971.2**	936.8	3.7	3.0	**120.1**	121.3	(1.2)

	Millions of U.S. Dollars						
	SALES				OPERATING INCOME		
YEAR ENDED MARCH 31	**2006**	2005	% Change	Like-for-like	**2006**	2005	Incr./(Dcr.)
Japan	**6,027.5**	5,985.2	0.7	0.7	**865.4**	915.0	(49.6)
Asia/Oceania	**944.1**	853.7	10.6	7.9	**49.7**	23.5	26.2
North America	**810.1**	712.0	13.8	10.5	**57.7**	55.0	2.7
Europe	**932.0**	798.5	16.7	14.4	**64.0**	39.1	24.9
Corporate/Eliminations	**(445.9)**	(374.2)	-	-	**(14.2)**	0.7	(14.9)
Consolidated	**8,267.9**	7,975.2	3.7	3.0	**1,022.7**	1,033.3	(10.6)

Notes:

1. *The U.S. dollar amounts included herein represent translations using the approximate exchange rate on March 31, 2006, of 117.47 yen=US$1, solely for convenience.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.*

Non-Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

YEAR ENDED MARCH 31	2006	2005	Change	2006
	Yen		%	U.S. Dollars
Net sales	**688,589**	694,655	(0.9)	**5,861.8**
Operating income	**90,551**	98,013	(7.6)	**770.8**
Ordinary income	**100,134**	104,558	(4.2)	**852.4**
Net income	**64,133**	62,518	2.6	**546.0**
Total assets	**1,024,155**	605, 005	69.3	**8,718.4**
Total shareholders' equity	**474,444**	435,329	9.0	**4,038.9**
Shareholders' equity/total assets	**46.3%**	72.0%	-	**46.3%**
Shareholders' equity per share (Yen/US$)	**869.58**	797.83	9.0	**7.40**
Net income per share (Yen/US$)	**117.61**	113.62	3.5	**1.00**
Net income per share, fully diluted (Yen/US$)	**117.34**	111.84	4.9	**1.00**

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 544,699,390 shares for 2006 and 549,625,892 shares for 2005*
2. *Number of shares outstanding at the end of the periods: 545,518,847 shares for 2006 and 545,555,347 shares for 2005*
3. *U.S. dollar amounts represent translations using the approximate exchange rate on March 31, 2006, of 117.47 yen=US$1, and are included solely for the convenience of readers.*
4. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-Consolidated Results for the Six Months Ending September 30, 2006 and the Year Ending March 31, 2007

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ending September 30, 2006		Year ending March 31, 2007	
	Yen	U.S. Dollars	Yen	U.S. Dollars
Net sales	350,000	2,979.5	690,000	5,873.8
Operating income	-	-	78,000	664.0
Ordinary income	44,000	374.6	84,000	715.1
Net income	28,000	238.4	56,000	476.7
Dividend per share (Yen/US$)	26.00	0.22	26.00	0.22
Net income per share (Yen/US$)	-	-	102.65	0.87

Note: The parent company has changed its transaction system for consumer products with Kao Professional Services Co., Ltd .

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:

Katsuya Fujii
Vice President
Investor Relations
Tel: +81-3-3660-7101 / Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

Management Policies

1. Basic Management Policies of the Company

Kao's mission is to strive for the wholehearted satisfaction and enrichment of the lives of people globally through the Company's core domains of cleanliness, beauty, health and chemicals. Fully committed to this mission, all members of the Kao Group work together with passion to provide products and brands of excellent value created from the perspective of consumers and customers and to share joy with them.

Kao aims to be a global group of companies that is closest to consumers and customers in each of its markets. In addition to earning the trust and support of its shareholders and all other stakeholders, Kao seeks to contribute to the continual development of society by consistently augmenting its corporate value based on profitable growth.

The corporate philosophy that forms the basis of these activities is "The Kao Way," which clearly expresses Kao's unique corporate culture and the essence of its corporate spirit, and is shared and practiced by all Kao Group employees. Furthermore, from the standpoint of corporate social responsibility (CSR), Kao strives to act in good faith based on high ethical standards, and will contribute to the sustainable development of society by conducting its activities with consideration for environmental impact and conservation of resources.

2. The Company's Basic Policies Regarding Distribution of Profits

In distributing profits in the future, Kao will place top priority on using internal capital resources to make investments that will increase corporate value, including corporate acquisitions and capital investments necessary to expand existing core businesses and build new businesses, and to repay bank loans and other interest-bearing debt. For surplus funds after meeting the above capital requirements, the Company emphasizes returns to shareholders through dividends as one of its primary management tasks. Considering it important to provide shareholders with stable, continuous returns on profits, the Company has set a new target payout ratio of approximately 40% of consolidated net income. Moreover, Kao has made it a basic policy to work toward sustainable increases in dividends per share by increasing profits per share each year. In accordance with this policy, the Company plans to increase the year-end dividend for the fiscal year ended March 31, 2006 by 6.00 yen compared to the previous fiscal year to 25.00 yen per share, the same as the interim dividend. As a result, total dividends for the fiscal year will be 50.00 yen per share, an increase of 12.00 per share over the previous fiscal year, representing a consolidated payout ratio of 38.3%.

In addition, the Company may flexibly implement share repurchases as a means of improving capital efficiency and shareholder returns from a long-term perspective, taking into account the capital demands of activities such as capital investment for growth and acquisition initiatives. Kao has announced that its Board of Directors resolved at a meeting held on January 23, 2006 not to carry out the stock repurchase plan approved at the General Meeting of Shareholders in June 2005 (up to a maximum of 20 million shares at a total cost of 50.0 billion yen) because of the funding requirements associated with the acquisition in July 2005 of Molton Brown Limited, a prestige cosmetics company based in the United Kingdom, and the acquisition of the shares of Kanebo Cosmetics Inc. by mid-February 2006, as well as that company's trademarks and other intellectual property rights.

3. Policy Concerning Number of Shares Constituting One Unit Share

Kao believes that the participation of a large number of investors in the market and sufficient liquidity

of shares are necessary for appropriate stock prices to be set in the stock market. In terms of liquidity, Kao's shares ranked relatively highly among shares traded on the First Section of the Tokyo Stock Exchange during the year ended March 31, 2006. As of March 31, 2006, Kao had approximately 44,000 shareholders, of which a large number – approximately 42,000 – are individual shareholders. Under these circumstances, the Company will continue to consider reducing the number of shares constituting one unit share from a variety of perspectives, including market trends and requirements, trends among individual shareholders, the timing of implementation of a system for issuing stock without certificates and the best interests of shareholders.

4. Management Metric Used as a Target

EVA (Economic Value Added),* which is used to measure true profit by factoring in the cost of invested capital, is Kao's principal management metric. Continuous growth in EVA is linked to increased corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. Kao views EVA growth as a primary focus of operating activity. Kao also uses this metric to determine the direction of long-term management strategies, for evaluating acquisitions and capital investment, for assessing specific businesses, and in developing performance targets for each fiscal year. To build motivation, levels of achievement of targeted year-on-year improvement in EVA are a factor in determining bonuses for directors and employees.

**EVA is a registered trademark of Stern Stewart & Co.*

5. Medium- and Long-Term Management Strategies

With Consumer Products, Prestige Cosmetics and Chemical Products positioned as its core business areas, Kao will emphasize research and development to make high-quality, innovative products geared to consumers and customers, a concept referred to at Kao as "*yoki-monozukuri*," and to share joy with them. Based on this policy, Kao will conduct activities oriented toward the following three key business objectives in order to achieve profitable growth by increasing the added value of its products.

(1) Accelerate Growth in the Business Areas of Beauty Care and Health Care*
Kao will position Beauty Care and Health Care, which are business areas with high growth potential and in which the Kao Group can take advantage of its strengths, as growth drivers and concentrate investment of management resources in these areas. Moreover, in addition to its existing Beauty Care business, Kao will develop and strengthen its Beauty Care business globally with Molton Brown Limited and Kanebo Cosmetics Inc., which were newly added to the Kao Group during the year ended March 31, 2006.

**The scope of "Health Care" does not include pharmaceuticals.*

(2) Further Strengthen and Develop Fabric and Home Care, a Core Business
In the Fabric and Home Care business, Kao will work to develop products that promote greater cleanliness, comfort and enjoyment. The Company will also seek to develop products that build new markets and match the increasing emphasis of consumers on sanitation, peace of mind and the environment.

(3) Further Enhance the Chemical Products Business Globally and Locally with Distinctive Products That Meet Customer Needs
The Chemical Products business will work to expand and strengthen its operations while simultaneously conducting global business closely linked to each company in the three regions of Asia including Japan, Europe and North America and optimizing regional operations under

local leadership tailored to conditions in each country and region.

Moreover, in order to achieve these three business objectives, Kao will focus on the following "Work Process Innovations."

(1) Build a System to Create High-Value-Added Products
With the diversifying values and changing needs of consumers, Kao will develop new marketing and product development methods to create products that offer new value. By introducing these innovative methods into the work processes of business divisions, we will conduct speedy business development.

(2) Establish a Global Management System
As market competition intensifies globally, we will establish an innovative management system that clearly defines the roles of operations in Japan and in other countries. This will enable overall optimization of the Kao Group, effective deployment of management resources, and faster decision-making by management.

6. Issues for Management

As the severity of the business environment increases, with maturing markets, rising raw material prices and falling sales prices at retail stores, Kao's profit structure is changing significantly, and achieving "profitable growth" is becoming more difficult every year.

In these circumstances, in order to achieve profitable growth by increasing the added value of its products, Kao will develop products with higher added value and quickly build new businesses through further enhancement of research and development, such as reinforcement of basic technologies and establishment of the Health Care Research Center, and through measures to respond to changes in the marketing environment, including establishment of the Marketing Development Center and the Products and Lifestyle Research Center. Moreover, in order to accelerate the growth of the overseas Consumer Products business, Kao will work to reorganize operations in rapidly growing Asian countries by mobilizing the total capabilities of the Kao Group and gaining thorough knowledge of local consumers and markets, based on the principles of "Consumer-driven" and "*Genba*-ism*." With regard to enhancing the global development of the Chemical Products business, Kao will work to achieve an accurate grasp of globalizing customer needs while anticipating future changes as it focuses on making the Chemical Products business stronger and more distinctive.

** "Genba-ism" defines the importance of observing things "on-site", in the actual location and environment, both internally and externally, in order to maximize our understanding of the business and optimize our performance.*

7. Parent Company Issues

Not applicable.

Consolidated Business Results and Financial Condition

I. Business Results

1. Summary of Business Results

(1) Summary of Business Results for the Fiscal Year Ended March 31, 2006

In the fiscal year ended March 31, 2006, the Japanese economy recovered, supported by private sector demand, including a gradual increase in consumer spending, improvement in corporate earnings and growth in capital investment. The global economy also recovered steadily, led by the United States and Asia. However, increases in domestic consumer prices mainly reflected higher spending on petroleum products, as deflationary conditions generally persisted overall. In this environment, the Kao Group promoted adding value to products in order to stimulate the market.

Net sales rose 34.3 billion yen to 971.2 billion yen, a 3.7% increase over the previous fiscal year. Excluding the positive currency translation effect of 6.5 billion yen on overseas sales due to the weaker yen, net sales increased 3.0%.

Sales in Japan rose by 0.7%. In the consumer products business, retail prices continued to decline, albeit gradually, as a result of competition, but Kao expanded sales by launching new high-value-added products and nurturing them with aggressive marketing. In the chemical products business, sales grew steadily due to expanding sales of core products.

Overseas, sales trended toward recovery for the consumer products business in Asia, which is currently undergoing structural reforms and integration with operations in Japan, while the consumer products business in North America and Europe and the chemical products business grew briskly, resulting in a 13.6% increase in overseas sales.

Cost of sales increased 5.7% to 427.7 billion yen from 404.8 billion yen in the previous fiscal year. Although Kao launched new high-value-added products and focused on cost-cutting activities in response to lower retail prices and higher prices of raw materials such as petrochemicals, cost of sales as a percentage of net sales increased 0.8 percentage points to 44.0%.

Selling, general and administrative (SG&A) expenses increased 3.1%, or 12.6 billion yen, from the previous fiscal year to 423.3 billion yen. Packing and shipping costs associated with higher sales volume, expenses for new product launches, sales promotion activities in stores, and amortization expenses from the acquisition of trademarks and other intellectual property rights of Kanebo Cosmetics Inc. all increased.

As a result of the above factors, operating income decreased 1.0%, or 1.2 billion yen, from the previous fiscal year to 120.1 billion yen. Excluding the abovementioned amortization expenses for the trademarks and other rights acquired from Kanebo Cosmetics Inc., operating income increased.

In non-operating income and expenses, net non-operating income decreased to 1.8 billion yen from 3.9 billion yen, principally due to a decrease in foreign currency exchange gain and a loss in equity in earnings of nonconsolidated subsidiaries and affiliates compared with a gain in the previous fiscal year.

As a result, ordinary income decreased 3.3 billion yen from the previous fiscal year to 121.9 billion yen.

Extraordinary gain and loss totaled a net loss of 5.0 billion yen. In addition to a loss on sales and disposals of fixed assets, the Company recorded expenses for prior-year post-retirement healthcare benefits at U.S. subsidiaries. Consequently, income before income taxes and minority interests decreased 2.7 billion yen from the previous fiscal year to 116.9 billion yen.

The effective tax rate after application of tax effect accounting decreased from 39.4% in the previous fiscal year to 38.2% due to factors including differences in tax rates at overseas subsidiaries, and net income was 71.1 billion yen, a decrease of 1.0 billion yen from the previous fiscal year. Net income per share was 130.58 yen, a 0.58 yen decrease from 131.16 yen in the previous fiscal year.

Because the Company achieved its expected profit, it will pay its planned year-end cash dividend of 25 yen per share, an increase of 6 yen per share.

EVA increased steadily as a result of investments for growth and greater efficiency in capital outlays. EVA was 163 in the year ended March 31, 2006, compared with the EVA value of 100 in the year ended March 31, 2000, when the Company began using this indicator.

The translation rates used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the fiscal year were one U.S. dollar to 110.95 yen and one euro to 137.31 yen.

The date for settlement of accounts of Kanebo Cosmetics Inc., which the Company acquired in January 2006, differs from that of the Company by three months. As a result, Kanebo Cosmetics will be reflected on the Company's consolidated statements of income from the year ending March 31, 2007; only its balance sheets at the time of the acquisition are included in consolidated results.

(2) Summary of Results by Business Segment

Net sales in the Consumer Products business were essentially unchanged from the previous fiscal year in Japan, but trended toward recovery in Asia and increased steadily in North America and Europe. Sales in the Prestige Cosmetics business were essentially unchanged in Japan, but the addition of Molton Brown Limited, which is a prestige brand in the United Kingdom, resulted in higher sales. The Chemical Products business benefited from the effects of the recovery trend in the overall economy, while growth in core business fields led to steady expansion of sales globally.

Operating income for the Consumer Products business was flat because of rising raw material costs and a continuing decline in domestic prices. For the Prestige Cosmetics business, operating income decreased, due in part to amortization expenses arising in connection with the Company's acquisition of trademarks and other rights from Kanebo Cosmetics Inc. Excluding this factor, operating income increased. For the Chemical Products business, the effect of rising prices for raw materials was offset by higher sales volume and steady growth in sales of core products, and operating income increased, particularly overseas.

Consumer Products Business

Net sales of consumer products were 704.0 billion yen, a 2.0% increase over the previous fiscal year. Sales in Japan increased 0.4% over the previous fiscal year. Overseas sales also increased, primarily in North America. Operating income was affected by lower retail prices in Japan and higher raw material

prices worldwide, resulting in an increase of 0.1 billion yen from the previous fiscal year to 92.6 billion yen.

- Japan

The downward trend in prices in the market moderated but continued, and average consumer purchase prices of major products fell by around one percentage point compared with the previous fiscal year. By sales channel, sales at drugstores continued to expand. In these circumstances, the Kao Group worked to further strengthen core brands and to launch and nurture new products toward its objective of profitable growth with high-value-added products. It also worked to stimulate the market by aggressively carrying out integrated marketing and sales activities for each chain and area. As declining retail prices and rising raw material prices pressured operating income, the Kao Group worked to increase sales volume, reduce costs and deploy expenditures more efficiently. However, operating income declined.

Sales Composition of Consumer Products

	Billions of yen		
Year ended March 31	**2006**	2005	% change
Personal Care	**187.8**	180.6	4.0
Fabric and Home Care	**237.5**	234.2	1.4
Feminine Care, Baby Care and Others	**113.6**	122.0	(6.9)
Total	**539.0**	536.9	0.4

In the market for personal care products, competition further increased, but price declines showed signs of bottoming out in some categories, including hair styling products.

In the shampoo and conditioner category, the Kao Group increased sales by improving the premium brand *Asience*, as well as adding new treatment products, in response to diversifying consumer needs. In the facial care category, Kao launched *Bioré Marshmallow Whip* facial foam, which produces bouncy lather. Sales of *Bioré U* rose as sales of hand soap grew substantially in the second year since its launch, and renewals of body cleansers *Bioré U for Smooth & Healthy Skin* and *Bioré U for Smooth & Moisturized Skin* earned strong consumer support.

As a result, sales of personal care products increased 4.0% compared with the previous fiscal year.

Principal new products:
Bioré Marshmallow Whip
Bioré U Angel Rose fragrance
Blauné Shining Hair Color

In the fabric and home care products market, intense price competition continued in the persistent deflationary environment.

Under these conditions, the Kao Group worked to raise the value of core brands. Sales grew in the laundry detergent category with the introduction of an improved version of *Attack* liquid laundry detergent with strong deodorizing power and the launch of *New Beads with Fabric Softener* laundry detergent. Sales in the dishwashing detergent category expanded substantially as a result of the addition of a new variety of *Family Kyukyutto* formulated with a high concentration of natural citric acid, and the launch of a new product for automatic dishwashers. The launches of *Resesh* fabric freshener with a deodorizing ingredient extracted from green tea leaves and *Quickle Wiper Wax Coat Sheet* for easy floor waxing gained consumer support, achieving strong sales while expanding the market.

As a result of the above, sales of fabric and home care products increased 1.4% compared with the previous fiscal year.

Principal new products:
Bath Magiclean with Deodorizer bath cleaner
Humming Flair Refresh Herbal Scent fabric softener

In the area of feminine care, sales increased as *Laurier F* sanitary napkins, which alleviate skin stress, gained steady consumer support and sales of panty liners grew. Kao continued to renew products in the disposable baby diaper category to enhance basic product performance and raise brand value. As a result, sales were higher than in the previous fiscal year. Sales of *Relief* adult incontinence products continued to increase as the market expanded.

In the health care (functional food) category, Kao responded to increasing health consciousness among consumers with efforts to expand the number of regular users. In the *Econa Healthy* line, which created the market for healthy cooking oil, competition in the market increased. In addition, sales of *Healthya* tea products declined with the consolidation into a group of loyal drinkers following the cooling off of the boom in popularity of catechins. In addition, response was positive to the launch of *Megurism Steam Thermo Power Pad* (general medical device). A result of Kao's health care research, this product is a sheet that generates heat and steam to improve blood circulation for relief of muscle pain and fatigue in the shoulder and lower back and abdomen.

As a result, sales of feminine care, baby care and other products decreased 6.9% compared with the previous fiscal year.

Principal new products:
Laurier F panty liners
Megurism Steam Thermo Power Pad

- Asia

Asian markets are undergoing major structural changes, with changing consumer needs and the continuing entry of global retail chains. In addition, competition among companies continues to intensify. In these conditions, the Kao Group is working toward building a unified management structure that encompasses all of Asia, including Japan. In China, where Kao has been restructuring for the past few years, these efforts began to show results and sales rose. The fall 2005 launch of the *Asience* hair care brand in Taiwan and Hong Kong, with coordinated marketing and sales activities in Japan and local markets, increased sales. A new factory in Thailand was completed and commenced operations during the fiscal year.

As a result, sales in Asia increased 6.9% to 57.1 billion yen compared with the previous fiscal year.

- North America and Europe

In the markets of North America and Europe, the Kao Group specializes in personal care products and has worked to establish products with high added value. Kao Brands Company in the U.S. launched *natural glow* under the *Jergens* skin care brand. Sales of this product, which gradually gives skin a healthy tan color while moisturizing, grew strongly. In the hair care products category, *John Frieda Radiant Red*, a new product for maintaining the beauty of red hair, performed well. Kao Professional Salon Services GmbH expanded sales by offering new hair coloring products that incorporate the latest

trends and a new styling line. As a result, sales in North America and Europe increased by 8.1% from the previous fiscal year to 115.3 billion yen.

Prestige Cosmetics Business
As consumer values, attitudes toward beauty, and retail channels change, the Kao Group worked to strengthen its product and sales capabilities in response to these changes. In the Japanese market, Kao conducted activities to further enhance and strengthen products and counseling for the *est* brand in department stores and the *ALBLANC* brand in the supermarket and drugstore channels. Under the *Sofina* brand, Kao made improvements to products such as *Rise* and *Vital Rich* skin care products and *Fine-Fit* foundation. Moreover, Molton Brown Limited, which was added to the Kao Group in July 2005, contributed to expansion of the business.

As a result, sales of prestige cosmetics increased 8.9% from the previous fiscal year to 85.2 billion yen. Operating income decreased 2.5 billion yen to 5.1 billion yen because Kao, the parent company, acquired and began amortization of the trademarks and other intellectual property rights of Kanebo Cosmetics Inc.

Principal new products:
est Whitening Esthetic facial pack
ALBLANC Medicated Bright Create Massage special care essence
Memory White medicated whitening

Chemical Products Business
Although the Japanese economy remains on a recovery track, with improved corporate earnings and increased capital investment, rising costs due to high crude oil prices are exerting a substantial impact on the global economy. In this environment, Kao worked to expand its business in the core fields of oleo chemicals, performance chemicals and specialty chemicals. As a result, sales totaled 208.8 billion yen, an increase of 6.0% compared to the previous fiscal year (excluding the effect of currency translation, the increase was 4.7%). Operating income increased 1.3 billion yen from the previous fiscal year to 22.0 billion yen due to growth in sales volume of high-value-added products and cost reductions, which offset the effects of the rise in the cost of petrochemical raw materials.

- Japan

In the oleo chemical and performance chemicals businesses, sales of existing products were weak, while the specialty chemicals business, which is closely linked to customers and offers high added value, continued to grow steadily. In particular, sales of polishing agents for hard disks increased significantly on the growth of the personal computer market, while sales of products such as toner, toner binder and pigment auxiliary for color inkjet printer ink grew due to positive customer evaluation of their features. As a result, overall sales increased 2.7% over the previous fiscal year to 114.5 billion yen.

- Asia

Sales of fatty alcohols produced in Malaysia and the Philippines grew as a result of a reputation for stable supply and high-quality products based on Kao's original technologies, as well as global sales expansion efforts. In Thailand, production facilities are being restructured in connection with relocation to a new plant, and sales of surfactants also grew strongly in the ASEAN region as Kao met growing demand. As a result, sales in Asia increased 13.5% over the previous fiscal year to 53.5 billion yen.

- North America and Europe

The U.S. toner and toner binder business, which undertook investments to enhance production capacity, increased sales and further strengthened Kao's global business infrastructure in Japan, North America

and Europe. In Germany, sales of high-performance concrete additives increased due to favorable customer evaluation of product features. As a result, overall sales increased 12.7% compared with the previous fiscal year to 72.1 billion yen.

2. Forecast for the Fiscal Year Ending March 31, 2007

(1) Forecast of Results for the Fiscal Year

The Japanese economy is expected to continue its private sector-led recovery, with improving corporate earnings and increasing capital investment. However, in employment and consumer spending, although the recovery trend continues, the situation remains challenging, and consumer prices, centered on petrochemical-related products, are expected to rise. Moreover, although the global economy is expected to be solid, centered on the United States and Asia, persistent uncertain conditions are expected to remain

In Kao's industry, severe competition is forecast to continue in Japan, as demand shows no overall growth in terms of volume and gradual retail price declines continue. Overseas, the competitive environment is expected to continue intensifying despite market growth.

Under these conditions, the Kao Group aims to achieve profitable growth by adding a high level of value to its products. It will focus on the business areas of beauty care, which incorporates part of the Consumer Products business and the Prestige Cosmetics business, and health care, both of which have particularly high growth potential. In the Consumer Products business, it will strengthen its product development capabilities, the starting point of manufacturing, and will focus its management resources on aggressive marketing and sales promotion activities to strengthen core brands. Through these measures, Kao will work to strengthen its competitiveness in the domestic market and expand sales. In the growing Asian market, Kao will deploy the comprehensive strength of the Kao Group by integrating all divisions from product development to sales, based on a unified management structure that encompasses all of Asia, including Japan. In addition, Kao will work to establish supply chain management in each region of Asia to further raise the level of efficiency. In the Consumer Products business in North America and Europe, Kao Brands Company will nurture the *John Frieda* brand and its many other premium brands. In the Prestige Cosmetics business, while responding to changes in retail channels, Kao will work to generate synergy with Kanebo Cosmetics Inc. and Molton Brown Limited, which have been newly added to the Kao Group, and further raise brand value through measures such as introducing distinctive new products. In the Chemical Products business, Kao will strive to fully leverage the characteristics of the oleo chemical, performance chemicals and specialty chemicals businesses. In addition, for unique Kao Group products, Kao plans to make aggressive capital investments based on accurate forecasts of market trends in order to expand the business globally.

As a result, Kao forecasts net sales to increase 24.6%, or 238.7 billion yen, from the previous fiscal year to 1,210.0 billion yen. Operating income is expected to decline 0.1% to 120.0 billion yen despite the addition of Kanebo Cosmetics Inc. as a result of factors including a continued decline in retail prices, high prices for raw materials and goodwill amortization expenses arising from the acquisition of Kanebo Cosmetics. Ordinary income is expected to decline 3.2% to 118.0 billion yen because financial expenses will increase due to the effect of loans from financial institutions and other capital procurement. Net income is forecast to increase 1.2% to 72.0 billion yen on an expected improvement in extraordinary losses. The Company anticipates an increase in prices of raw materials. Therefore, it will make efforts to secure stable profits by increasing sales volume and implementing further cost-cutting measures not only in Japan, but also overseas.

Assuming achievement of the projected profit figures, the Company expects to pay dividends of 52 yen per share, an increase of 2 yen per share over the previous fiscal year.

Despite an increase in net operating profit after tax (NOPAT) resulting from the expansion of its business, Kao expects EVA to decrease during the fiscal year with the significantly increased burden of the cost of capital invested in the acquisition of Kanebo Cosmetics Inc. and other factors, but will work to continuously increase profits and improve capital efficiency.

(2) Underlying Assumptions of the Forecast for the Fiscal Year Ending March 31, 2007

The above forecast was made assuming translation rates of one U.S. dollar to 117.0 yen and one euro to 140.0 yen.

II. Financial Condition

1. Summarized Financial Condition for the Fiscal Year Ended March 31, 2006

Summarized Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
AS OF MARCH 31	**2006**	2005	Incr./(Dcr.)	**2006**
Total assets	**1,220.5**	688.9	531.5	**10,390.4**
Total shareholders' equity	**509.6**	448.2	61.4	**4,338.8**
Shareholders' equity/total assets	**41.8%**	65.1%		
Shareholders' equity per share (yen)	**935.11**	821.47	113.64	**7.96**

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
YEAR ENDED MARCH 31	**2006**	2005	Incr./(Dcr.)	**2006**
Net cash provided by operating activities	**117.2**	109.5	7.7	**998.5**
Net cash used in investing activities	**(479.5)**	(54.4)	(425.1)	**(4,082.2)**
Net cash used in financing activities	**356.7**	(90.6)	447.3	**3,036.7**
Translation adjustments	**2.7**	(1.2)	3.9	**23.2**
Net increase (decrease)	**(2.7)**	(36.7)	33.9	**(23.2)**
Cash and cash equivalents, beginning of year	**70.4**	107.1	(36.7)	**599.4**
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year	**0.7**	0.0	0.7	**6.5**
Cash and cash equivalents of exclusion of consolidated subsidiaries (decrease)	**(0.8)**	-	(0.8)	**(7.2)**
Cash and cash equivalents, end of term	**67.5**	70.4	(2.8)	**574.8**
Total debt	**408.0**	22.7	385.2	**3,473.3**

Total assets increased 531.5 billion yen compared with the previous fiscal year-end to 1,220.5 billion yen. In connection with the acquisition of the stock of Kanebo Cosmetics Inc., consolidation adjustment was 210.7 billion yen and intangible fixed assets increased with the inclusion of the trademarks and other intellectual property rights acquired, while the assets of Kanebo Cosmetics at the time of the acquisition have been included on the consolidated balance sheets. The total amount was 509.6 billion yen. In addition, inventories increased due to factors including the new addition of Molton Brown Limited and

higher prices for raw materials. Moreover, tangible fixed assets increased as capital investment for new products in Japan and overseas exceeded depreciation.

Total liabilities increased 468.6 billion yen compared with the previous fiscal year-end to 701.9 billion yen. Liabilities of Kanebo Cosmetics Inc. totaling 80.1 billion yen were included on the consolidated balance sheets. Moreover, because the abovementioned acquisition of the stock and intellectual property rights of Kanebo Cosmetics Inc. was covered by cash on hand and loans from banks and other sources, the fiscal year-end balance of short- and long-term debt increased 385.2 billion yen to 408.0 billion yen.

Minority interests increased 1.4 billion yen compared with the previous fiscal year-end to 8.9 billion yen.

Shareholders' equity increased 61.4 billion yen compared with the previous fiscal year-end to 509.6 billion yen. Main factors increasing shareholders' equity were net income of 71.1 billion yen and conversion of convertible bonds in the amount of 2.5 billion yen. Main factors decreasing shareholders' equity were payment of cash dividends totaling 23.9 billion yen and 6.0 billion yen used for repurchase of treasury shares. As a result, the ratio of shareholders' equity to total assets decreased from 65.1% to 41.8%.

Net cash provided by operating activities increased 7.7 billion yen compared with the previous fiscal year to 117.2 billion yen. Income before income taxes and minority interests for the fiscal year was 116.9 billion yen, and depreciation and amortization totaled 60.7 billion yen. Income taxes paid totaled 42.6 billion yen. In addition, due to an increase in contributions to the corporate pension fund, liability for employee retirement benefits decreased by 6.6 billion yen and prepaid pension cost increased by 8.4 billion yen.

Net cash used in investing activities increased 425.1 billion yen compared with the previous fiscal year to 479.5 billion yen. This primarily consisted of 408.9 billion yen for the acquisition of the stock and intellectual property rights of Kanebo Cosmetics Inc. and 32.0 billion yen for the acquisition of the stock of Molton Brown Limited, as well as 49.5 billion yen for capital expenditures and other purchases of property, plant and equipment. Proceeds from the redemption and sale of marketable securities and investment securities totaled 18.3 billion yen.

Net cash provided by financing activities was 356.7 billion yen compared with net cash used in financing activities totaling 90.6 billion yen in the previous fiscal year. The main factors in the change were a net increase in short-term debt and a 386.9 billion yen increase in proceeds from long-term loans from borrowings of funds for the acquisition of the stock of Kanebo Cosmetics Inc. and other purposes, and payments of cash dividends, including to minority shareholders, totaling 24.5 billion yen.

As a result of these activities, the balance of cash and cash equivalents at the end of the fiscal year was 67.5 billion yen, a decrease of 2.8 billion yen from the end of the previous fiscal year.

2. Forecast for the Fiscal Year ending March 31, 2007

Net cash provided by operating activities is expected to increase compared with the previous fiscal year. Income before income taxes and minority interests is expected to decrease slightly from the previous fiscal year as the consolidation of Kanebo Cosmetics Inc. generates expenses for amortization of goodwill. However, at the same time, depreciation and amortization, including amortization of trademark and other rights, is projected to increase substantially, totaling approximately 87.0 billion yen.

Net cash used in investing activities is projected to decrease significantly compared with the previous fiscal year, when the acquisition of Kanebo Cosmetics Inc. occurred. Capital expenditures are forecast to total approximately 60.0 billion yen, including capital investment in Japan and overseas to expand production capacity and promote streamlining.

In net cash used in financing activities, the Company will make systematic repayments of its borrowings for the acquisition of the stock of Kanebo Cosmetics Inc. and other purposes. In addition, payments of cash dividends are expected to increase approximately 4.0 billion yen compared with the previous fiscal year. The balance of short- and long-term debt is projected to be approximately 360.0 billion yen at the end of the fiscal year.

As a result of the above, the balance of cash and cash equivalents as of March 31, 2007 is forecast to remain essentially unchanged from the previous fiscal year-end at approximately 70.0 billion yen.

3. Cash Flow Indices

	YEAR ENDED MARCH 31				
	2006	2005	2004	2003	2002
Shareholders' equity/Total assets (%)	**41.8**	65.1	59.1	57.9	59.5
Market capitalization/Total assets (%)	**138.4**	195.2	179.8	186.0	186.0
Interest-bearing debt/Operating cash flow (years)	**3.6**	0.3	0.5	0.4	0.5
Operating cash flow/Interest paid (times)	**82.1**	120.1	91.3	85.8	72.2

Notes:
1. *All indices are computed based on consolidated data.*
2. *Market capitalization equals the stock price at the end of the period multiplied by the number of shares outstanding at the end of the period (excluding treasury stock).*
3. *Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid.*

III. Business and Other Risks

Corporations assume various risks in executing business. The Kao Group takes reasonable measures to reduce risk by eliminating exposure to, dispersing and hedging risks. However, unanticipated situations may occur that exert a significant impact on the Kao Group's business results and financial condition. It should be noted that any statements made in this text concerning the future are judgments made by the Company as of the date of this announcement (April 24, 2006).

For example, (1) in quality management, the Kao Group designs and manufactures products from the viewpoint of customers, in compliance with related laws and regulations and in accordance with internationally recognized quality management standards. In the development stage prior to market launch, the Kao Group conducts thorough safety testing and survey research to ensure excellent product quality. After market launch, the Kao Group works to further improve quality by incorporating opinions and demands regarding products through its customer consultation offices. However, the unforeseen occurrence of a serious quality problem would not only cause difficulties for the relevant brand, but would also have a major impact on the reputation of all the Kao Group's products, and might cause sales to decline. This could have a major effect on the Kao Group's business results and financial condition.

In addition, (2) there is believed to be a high probability that a major earthquake will occur in any region of Japan. The Kao Group has implemented various countermeasures, including earthquake resistance diagnosis and seismic retrofitting, at all of its production facilities. In spite of these measures, however,

in the event of a major earthquake, the Kao Group's ability to secure raw materials, maintain continuity of production or supply products to the market may be disrupted, which could have a significant impact on the Kao Group's business results and financial condition.

Furthermore, (3) foreign currency-denominated transactions, including export and import trade transactions and non-trade transactions such as dividends, are affected by changes in currency exchange rates. The Kao Group hedges foreign exchange risk through various measures such as settlement of transactions through foreign currency accounts, foreign exchange contracts and currency swaps to mitigate the effect on business results. The Kao Group does not engage in derivative transactions for the purpose of speculation. However, items denominated in local currencies, including the sales, expenses and assets of overseas subsidiaries, are translated into Japanese yen for preparation of the consolidated financial statements. If the exchange rate at the time of conversion differs substantially from the expected rate, the value after translation into yen will change significantly, which will affect the Kao Group's business results and financial condition.

This release contains forward-looking statements that are based on management's estimates, assumptions and projections as of April 24, 2006.
Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, and fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

Kao Corporation
April 24, 2006

Consolidated Balance Sheets

Millions of yen

	FY2005 March 31, 2006	Composition %	FY2004 March 31, 2005	Composition %	Changes Yen
Assets					
Current assets	364,613	29.9	289,180	42.0	75,433
Cash and time deposits	47,384		32,026		15,357
Notes and accounts receivable - trade	129,120		103,586		25,534
Short-term investments	20,189		40,383		(20,193)
Inventories	105,853		81,781		24,072
Deferred income taxes	19,479		14,559		4,920
Other	44,781		18,985		25,796
Allowance for doubtful receivables	(2,196)		(2,141)		(54)
Fixed assets	855,872	70.1	399,662	58.0	456,210
Tangible assets	282,796	23.1	260,223	37.8	22,573
Buildings and structures	95,097		89,916		5,181
Machinery, equipment and vehicles	90,520		80,144		10,376
Tools, furniture and fixtures	12,487		9,239		3,248
Land	67,111		62,523		4,588
Construction in progress	17,578		18,400		(822)
Intangible assets	466,221	38.2	86,222	12.5	379,998
Goodwill	56,446		26,010		30,436
Trademarks	156,241		44,348		111,892
Consolidation adjustment	210,706		-		210,706
Other	42,827		15,863		26,964
Investments and other assets	106,854	8.8	53,217	7.7	53,637
Investment securities	18,298		22,437		(4,139)
Long-term loans	293		275		18
Deferred income taxes	56,212		16,924		39,287
Other	32,333		13,788		18,544
Allowance for doubtful receivables	(283)		(209)		(73)
Deferred assets	77	0.0	130	0.0	(52)
Total assets	1,220,564	100.0	688,973	100.0	531,590
Liabilities					
Current liabilities	436,193	35.7	211,541	30.7	224,651
Notes and accounts payable - trade	96,507		70,993		25,513
Short-term debt	166,759		18,604		148,155
Current portion of convertible bonds	-		2,596		(2,596)
Current portion of long-term debt	22,699		91		22,607
Accounts payable - other	27,478		19,139		8,339
Accrued expenses	75,951		63,233		12,717
Accrued income taxes	17,510		19,665		(2,154)
Other	29,286		17,217		12,069
Long-term liabilities	265,790	21.8	21,768	3.1	244,021
Long-term debt	218,545		1,426		217,118
Liability for employee retirement benefits	29,439		10,211		19,227
Liability for director and corporate auditor retirement benefits	180		180		-
Other	17,625		9,950		7,675
Total liabilities	701,983	57.5	233,310	33.8	468,673
Minority interests	8,903	0.7	7,413	1.1	1,489
Common stock	85,424	7.0	85,424	12.4	-
Capital surplus	109,561	9.0	109,561	15.9	-
Retained earnings	345,941	28.3	299,345	43.5	46,595
Unrealized gain on available-for-sale securities	5,860	0.5	3,533	0.5	2,326
Foreign currency translation adjustments	(26,944)	(2.2)	(39,765)	(5.8)	12,820
Treasury stock, at cost	(10,165)	(0.8)	(9,850)	(1.4)	(315)
Shareholders' equity	509,676	41.8	448,249	65.1	61,427
Total liabilities, minority interests	1,220,564	100.0	688,973	100.0	531,590

Consolidated Statements of Income

Kao Corporation
April 24, 2006

Millions of yen

	FY2005 Apr '05 - Mar '06	% to net sales	FY2004 Apr '04 - Mar '05	% to net sales	Changes Yen	Changes %
Net sales	**971,230**	**100.0**	**936,851**	**100.0**	**34,378**	3.7
Cost of sales	427,734	44.0	404,803	43.2	22,930	5.7
Gross profit	**543,496**	**56.0**	**532,047**	**56.8**	**11,448**	**2.2**
Selling, general and administrative expenses	423,361	43.6	410,668	43.8	12,692	3.1
Operating income	**120,134**	**12.4**	**121,379**	**13.0**	**(1,244)**	**(1.0)**
Non-operating income	4,528	0.5	5,709	0.6	(1,180)	(20.7)
Interest income	1,161		701		459	
Dividend income	93		201		(107)	
Equity in earnings of non-consolidated subsidiaries and affiliates	-		1,216		(1,216)	
Foreign currency exchange gain	13		591		(577)	
Other	3,260		2,997		262	
Non-operating expenses	2,706	0.3	1,743	0.2	963	55.3
Interest expense	1,396		933		463	
Equity in loss of non-consolidated subsidiaries and affiliates	593		-		593	
Other	716		809		(93)	
Ordinary income	**121,956**	**12.6**	**125,345**	**13.4**	**(3,388)**	**(2.7)**
Extraordinary profit	**1,663**	**0.1**	**1,613**	**0.2**	**49**	**3.1**
Gain on sales of fixed assets	241		353		(112)	
Gain on sales of investment securities	1,202		1,183		18	
Other	219		76		143	
Extraordinary loss	**6,711**	**0.7**	**7,305**	**0.8**	**(593)**	**(8.1)**
Loss on sales/disposals of fixed assets	2,561		4,043		(1,481)	
Prior-year post-retirement healthcare benefit expenses at U.S. subsidiaries	2,326		-		2,326	
Loss on investment in affiliate	880		-		880	
Loss on impairment of long-lived assets	233		2,508		(2,275)	
Other	709		753		(43)	
Income before income taxes and minority interests	**116,908**	**12.0**	**119,653**	**12.8**	**(2,744)**	**(2.3)**
Income taxes - current	38,695	4.0	42,845	4.6	(4,150)	(9.7)
Income taxes - deferred	5,971	0.6	4,272	0.5	1,699	39.8
Minority interests in earnings of consolidated subsidiaries	1,101	0.1	355	0.0	746	210.2
Net income	**71,140**	**7.3**	**72,180**	**7.7**	**(1,039)**	(1.4)

Consolidated Statements of Retained Earnings

Millions of yen

	FY2005 Apr '05 - Mar '06	FY2004 Apr '04 - Mar '05
Capital surplus		
Balance at the beginning of period	109,561	108,888
Increase in capital surplus	-	672
Share-for-share exchange	-	672
Balance at the end of period	109,561	109,561
Retained earnings	**299,345**	**399,889**
Retained earnings at the beginning of period	72,987	72,222
Net Income	71,140	72,180
Increase by newly consolidated companies and affiliates accounted for the equity method	1,847	42
Decrease in retained earnings	26,392	172,766
Cash dividends paid	23,955	19,269
Bonuses paid to directors and corporate auditors	91	122
Retirement of treasury stock	-	127,775
Loss on transfer of treasury stock related to conversion of convertible bonds and other	2,345	25,598
Balance at the end of period	345,941	299,345

Consolidated Statements of Cash Flows

Millions of yen

	FY2005 Apr '05 - Mar '06	FY2004 Apr '04 - Mar '05
Operating activities:		
Income before income taxes and minority interests	116,908	119,653
Adjustments for:		
Depreciation and amortization	60,758	56,793
Loss on impairment of long-lived assets	233	2,508
Loss on sales or disposals of property, plant and equipment, net	2,320	3,689
Interest and dividend income	(1,254)	(903)
Interest expense	1,396	933
Unrealized foreign currency exchange (gain) loss	494	(239)
Equity in (earnings) losses of non-consolidated subsidiaries and affiliates	593	(1,216)
Change in trade receivables	618	(5,922)
Change in inventories	(4,592)	(9,781)
Change in prepaid pension cost	(8,467)	(658)
Change in trade payables	(1,759)	2,636
Change in liability for retirement benefits	(6,614)	(13,009)
Other, net	(2,658)	(3,337)
Sub-total	157,976	151,146
Interest and cash dividends received	3,379	1,956
Interest paid	(1,428)	(912)
Income taxes paid	(42,634)	(42,623)
Net cash provided by operating activities	**117,292**	**109,567**
Investing activities:		
Purchase of marketable securities	(2,999)	(11,999)
Proceeds from the redemption of marketable securities	8,999	9,171
Purchase of property, plant and equipment	(49,528)	(50,771)
Proceeds from sales of property, plant and equipment	1,482	2,434
Increase in intangible assets	(151,660)	(3,979)
Purchase of investment securities	(36)	(26)
Proceeds form the redemption and sales of investment securities	9,300	1,691
Payments for acquisition of stocks of newly consolidated subsidiaries	(293,034)	-
Payments for long-term loans	(897)	(1,131)
Other, net	(1,160)	201
Net cash used in investing activities	**(479,535)**	**(54,407)**
Financing activities:		
Change in short-term debt	146,683	402
Proceeds form long-term loans	240,245	78
Repayments of long-term loans	(547)	(172)
Proceeds from capital contribution from minority shareholders	-	837
Purchase of treasury stock	(6,056)	(71,632)
Payments of cash dividends	(23,980)	(19,259)
Payments of cash dividends to minority shareholders	(592)	(1,332)
Other, net	970	420
Net cash used in financing activities	**356,721**	**(90,657)**
Translation adjustments on cash and cash equivalents	**2,727**	**(1,246)**
Net decrease in cash and cash equivalents	**(2,794)**	**(36,742)**
Cash and cash equivalents, beginning of year	**70,409**	**107,151**
Cash and cash equivalents of newly consolidated subsidiaries, increase	**760**	**0**
Cash and cash equivalents due to exclusion of previously consolidated subsidiaries, decrease	**(848)**	**-**
Cash and cash equivalents, end of year	**67,527**	**70,409**

Supplemental Cash Flows Information
Millions of yen

The breakdown of assets and liabilities of Moton Brown Limited and Kanebo Cosmetics Inc. were as follows.

Molton Brown Limited and other 8 companies:

	FY2005
Current assets	3,264
Goodwill	32,793
Other fixed assets	1,447
Current liabilities	(2,548)
Minority interests	(11)
Acquisition of stock	34,945
Cash and cash equivalents	(362)
Account payable	(2,496)
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	32,086

Kanebo Cosmetics Inc. and other 17 companies:

	FY2005
Current assets	82,038
Consolidation adjustment	210,706
Other fixed assets	68,863
Current liabilities	(54,469)
Long-term liabilities	(25,721)
Minority interests	(366)
Acquisition of stock	281,050
Cash and cash equivalents	(20,043)
Account payable	(60)
Payment for purchase of newly consolidated subsidiaries, net of cash acquired	260,947

Segment Information by Business

Millions of yen

FY2005
Apr '05 - Mar '06

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	704,033	85,246	181,949	971,230	-	971,230
Intersegment sales	-	-	26,941	26,941	(26,941)	-
Total	**704,033**	**85,246**	**208,890**	**998,171**	**(26,941)**	**971,230**
Operating expenses	**611,334**	**80,074**	**186,861**	**878,270**	**(27,174)**	**851,095**
Operating income	**92,699**	**5,171**	**22,029**	**119,901**	**233**	**120,134**
% to sales	13.2	6.1	10.5	12.0	-	12.4
Total Assets	**436,320**	**573,398**	**191,629**	**1,201,348**	**19,215**	**1,220,564**
Depreciation and amortization	**42,552**	**6,449**	**11,755**	**60,758**	**-**	**60,758**
Capital expenditure	**24,939**	**154,127**	**24,528**	**203,595**	**-**	**203,595**

FY2004
Apr '04 - Mar '05

	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	690,006	78,294	168,550	936,851	-	936,851
Intersegment sales	-	-	28,439	28,439	(28,439)	-
Total	**690,006**	**78,294**	**196,989**	**965,290**	**(28,439)**	**936,851**
Operating expenses	**597,408**	**70,601**	**176,326**	**844,336**	**(28,864)**	**815,471**
	92,597	**7,693**	**20,663**	**120,954**	**425**	**121,379**
% to sales	13.4	9.8	10.5	12.5	-	13.0
Total Assets	**434,007**	**31,653**	**164,838**	**630,500**	**58,473**	**688,973**
Depreciation and amortization	**43,610**	**2,646**	**10,848**	**57,105**	**(311)**	**56,793**
Loss on impairment of long-lived assets	**2,508**	**-**	**-**	**2,508**	**-**	**2,508**
Capital expenditure	**34,745**	**3,572**	**16,000**	**54,317**	**-**	**54,317**

Segment Information by Geography

Millions of yen

FY2005
Apr '05 - Mar '06

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	697,484	84,468	93,738	95,537	971,230	-	971,230
Intersegment sales	10,571	26,429	1,428	13,947	52,377	(52,377)	-
Total	**708,056**	**110,898**	**95,167**	**109,485**	**1,023,607**	**(52,377)**	**971,230**
Operating expenses	**606,402**	**105,054**	**88,388**	**101,962**	**901,807**	**(50,712)**	**851,095**
Operating income	**101,653**	**5,844**	**6,778**	**7,522**	**121,799**	**(1,664)**	**120,134**
% to sales	14.4	5.3	7.1	6.9	11.9	-	12.4
Total assets	**934,184**	**107,509**	**75,471**	**127,499**	**1,244,665**	**(24,101)**	**1,220,564**

FY2004
Apr '04 - Mar '05

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	693,017	77,458	82,408	83,967	936,851	-	936,851
Intersegment sales	10,067	22,823	1,230	9,836	43,958	(43,958)	-
Total	**703,084**	**100,282**	**83,638**	**93,803**	**980,809**	**(43,958)**	**936,851**
Operating expenses	**595,600**	**97,525**	**77,183**	**89,207**	**859,517**	**(44,045)**	**815,471**
Operating income	**107,484**	**2,756**	**6,455**	**4,595**	**121,292**	**86**	**121,379**
% to sales	15.3	2.7	7.7	4.9	12.4	-	13.0
Total assets	**421,746**	**84,342**	**63,191**	**81,929**	**651,209**	**37,764**	**688,973**

Sales to Foreign Customers

Millions of yen

FY2005
Apr '05 - Mar '06

	Asia/Oceania	North America	Europe	Total
Total overseas sales	92,711	94,356	93,139	280,207
Consolidated net sales				971,230
Percentage of overseas	9.5%	9.7%	9.6%	28.9%

FY2004
Apr '04 - Mar '05

	Asia/Oceania	North America	Europe	Total
Total overseas sales	81,791	81,962	85,539	249,293
Consolidated net sales				936,851
Percentage of overseas	8.7%	8.7%	9.1%	26.6%

Sales Composition

Millions of yen

	FY2005 Apr '05 - Mar '06	FY2004 Apr '04 - Mar '05	Growth %
Consumer Products			
Personal Care	187,896	180,616	4.0
Fabric and Home Care	237,551	234,250	1.4
Feminine Care, Baby Care and Others	113,630	122,079	(6.9)
Total Japan	539,078	536,947	0.4
Asia and Oceania	57,188	53,508	6.9
North America and Europe	115,329	106,735	8.1
Eliminations	(7,563)	(7,183)	5.3
Total	**704,033**	690,006	**2.0**
Prestige Cosmetics	**85,246**	78,294	**8.9**
Chemical Products			
Japan	114,522	111,475	2.7
Asia	53,596	47,231	13.5
North America and Europe	72,196	64,035	12.7
Eliminations	(31,424)	(25,753)	22.0
Total	**208,890**	196,989	**6.0**
Total before eliminations	**998,171**	965,290	**3.4**
Eliminations	(26,941)	(28,439)	(5.3)
Consolidated net sales	**971,230**	936,851	**3.7**

Exhibit A-2

Note: The contents of the text herein are excerpts from the Report on Corporate Governance filed with the Tokyo Stock Exchange on May 31, 2006.

1. Basic Position on Corporate Governance

Kao's basic position on corporate governance is to develop a managerial framework and internal control system that can take the necessary measures to realize highly efficient, sound and transparent management with the aim of continuously increasing corporate value. The Company considers corporate governance to be one of its most important managerial tasks.

2. Status of Corporate Governance System

(1) Members of the Board of Directors

The Company has adopted the corporate auditor system. In its current management structure, the Company has 15 members of the Board of Directors, including two Outside Directors and the Chairman of the Board of Directors without representative rights, and 19 Executive Officers, including 11 who serve concurrently as members of the Board of Directors.

- Information Concerning Main Activities of Outside Directors

  During the period from April 2005 through March 2006, the attendance rate of Outside Directors at the meetings of the Board of Directors was 71.9 percent. At the meetings of the Board of Directors, Outside Directors regularly give their views on the Company's operations in general, and at every meeting they actively ask questions and express opinions on various issues from a broad and objective standpoint, based on their extensive experience. When necessary, they visit the Company's domestic and overseas business sites.

- Support System for Outside Directors

  To enhance discussions at the meetings of the Board of Directors, the Secretariat of the Board extensively briefs Outside Directors prior to each meeting on matters including the background, purpose and contents of proposals on the agenda of the meeting.

(2) Corporate Auditors

The Company's Board of Corporate Auditors consists of three Corporate Auditors, including one Outside Auditor*.

*An Outside Corporate Auditor, Mr. Kohei Nasu, resigned from his office on May 22, 2006 in accordance with his accession to Justice of the Supreme Court of Japan. Before his resignation, the Company had two Outside Corporate Auditors and two full-time Corporate Auditors. To comply with a legal requirement of the Corporate Law, it is scheduled that one Outside Corporate Auditor be additionally appointed at the Annual General Meeting of Shareholders held on June 29, 2006.

- Status of Cooperation between Corporate Auditors and Accounting Auditor

At the start of accounting audits for each business year, the Corporate Auditors receive from the Accounting Auditor an audit plan describing the fundamental audit policy, the major items and sites to be audited and the main contents of the audit. They also exchange views with the Accounting Auditor concerning the contents of the audit plan.

In the settlement of accounts for the business year, the Corporate Auditors also have an opportunity to discuss the audit contents with the Accounting Auditor during the course of the audit. In addition, they receive the audit report from the Accounting Auditor within the time frame prescribed by law, and receive a summary of the audit results, which are later used in preparing the audit report of Corporate Auditors.

The Corporate Auditors also contact the Accounting Auditor whenever necessary, and cooperate with them to contribute to the formation of their respective audit opinions.

- Status of Cooperation between Corporate Auditors and Internal Auditing Functional Divisions

Corporate Auditors regularly meet on a quarterly or semi-annual basis with the Corporate Audit Services Department and the Legal & Compliance Division, as

well as the internal auditing functional divisions related to environment & safety, quality assurance, risk management and other areas, to hear about their activities and exchange opinions. When necessary, both parties also provide the information they have to the other, which serves to deepen cooperation and raise the level of each other's audit activities.

- Information on Other Major Activities of Outside Auditors
  During the period from April 2005 through March 2006, the attendance rate of Outside Auditors at the meetings of the Board of Directors was 93.8 percent. Outside Auditors actively provide appropriate questions and statements from a specialized, objective standpoint at virtually every meeting of the Board of Directors. In addition, during the period from April 2005 through March 2006, the attendance rate of Outside Auditors at meetings of the Board of Corporate Auditors was 92.9 percent. At these meetings as well, they actively furnish opinions based on their extensive knowledge and experience. When necessary, they also participate in audits of domestic business sites.

- Support System for Outside Auditors
  The Company has a system in which functional divisions such as the Corporate Audit Services Department and the Legal & Compliance Division provide support for Corporate Auditors upon request.

(3) Status of Implementation of Measures to Grant Incentives to Members of the Board of Directors

Regarding remuneration for members of the Board of Directors, the Company has implemented a stock option plan for the purpose of aligning members of the Board of Directors' interests with those of shareholders of the Company. In addition, more than 20 percent of their planned annual remuneration is linked to performance based on EVA* (Economic Value Added) and the like. However, the Company does not apply performance-linked remuneration to Outside Directors.

Note: EVA is a registered trademark of Stern Stewart & Co.

(4) Payment of Remuneration to Members of the Board of Directors from April 2005 through March 2006

- Remuneration paid to members of the Board of Directors and Corporate Auditors:
  To 15 members of the Board of Directors 327 million yen

Notes:

1. The number of members of the Board of Directors is 15 as of March 31, 2006.
2. The Company is authorized to pay remuneration to members of the Board of Directors subject to the following upper limits.
   To members of the Board of Directors: 450 million yen per year, excluding the salaries etc. paid for services rendered as employee by members of the Board of Directors who also serve as employees of the Company.
   (This upper limit was resolved at the 86th Annual General Meeting of Shareholders held on June 26, 1992)

- Aggregate amount of salaries etc. paid to members of the Board of Directors who are also employees of the Company, for services rendered as employee:
  156 million yen, including bonuses

- Aggregate amount of bonuses paid to Members of the Board of Directors as appropriation of retained earnings:
  70 million yen

(5) Information on Business Execution, Audits and Supervision, Nomination, Setting of Compensation and Other Functions

The Compensation Advisory Committee consists of the Representative Directors, the Chairman of the Board and all Outside Directors. At this Committee, the Representative Directors obtain opinions with respect to the compensation system and level of compensation for the members of the Board of Directors and Executive Officers. The Committee convenes once a year during the executive compensation review period. In the year ended March 31, 2006, the Committee held a meeting with

the attendance of all committee members, who judged that the compensation system and level of compensation for members of the Board of Directors and Executive Officers currently in office were appropriate. This result was reported to the meeting of Business year.

The Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President consists exclusively of all Outside Directors and all Outside Corporate Auditors. This Committee examines the nominees prior to the election or re-election of the Chairman of the Board and/or the President and submits its evaluation of the nominees' qualifications to the Board of Directors. The Committee was held with the attendance of all committee members prior to the election of the new Chairman of the Board and new President in June 2004, and prior to the selection of re-election nominees for Chairman of the Board and President in June 2006 who would be re-elected at the meeting of the Board of directors after the resolution of the Annual General Meeting of Shareholders in 2006. After the examination, the committee submitted to the Board of Directors its opinion that there were no problems concerning the qualifications of the nominees.

In addition, the accounting firm Tohmatsu & Co., which is the Company's Accounting Auditor, voluntarily ensures that any of its employees who become involved in auditing the Company will not be involved in the audit for more than a certain period. The Company and the accounting firm have entered into a contract for audits based on the Corporation Law and the Securities and Exchange Law.

3. Status of Measures Concerning Respect for the Standpoint of Stakeholders

- *Rules for Respecting the Standpoint of Stakeholders through Internal Regulations, etc.*

  The Kao Way, an essence of the Company's corporate philosophy, states that "Our mission is 'to strive for the wholehearted satisfaction of the lives of people globally through the Company's core domains of cleanliness, beauty and health.'" The "Vision" section of the Kao Way stipulates that "We aim to be 'a global group of companies that is closest to the consumer/customer in each market,' earning the respect and trust of all stakeholders and contributing to the sustainable development of society." In addition, the Principles of Corporate Ethics in the

Kao's Business Conduct Guidelines states that "Kao Corporation seeks to be an honest and exemplary company, guided by sensible and fair actions and driven by a fundamental adherence to ethical principles that go beyond mere compliance with laws to earn the true respect of all stakeholders." The text also describes specific details about Kao's conduct guidelines to respect the standpoint of stakeholders.

- *Implementation of Environmental Preservation Activities and CSR* Activities*
  The CSR Committee, chaired by the President & CEO, and the Committee for Responsible Care Promotion, chaired by a member of the Board of Directors, draw up and review basic policies for business activities, and have set up specialized sections to promote concrete activities on a day-to-day basis. The previously issued Environment, Safety and Health Report and the Environment, Safety and Social Report are issued from 2005 as the CSR Report, which reports on Kao's position on CSR and its various CSR-related activities.
  * Corporate Social Responsibility

- *Formulation of Policies, Etc., for Information Disclosure to Stakeholders*
  The Disclosure Committee, formed in September 2005, formulated a basic policy in May 2006. The policy includes Kao's commitment to disclosing information to shareholders, investors and all stakeholders in a timely, accurate and impartial manner by continuing prompt disclosure of information that falls under the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like provided by Tokyo Stock Exchange, in compliance with the Corporation Law, the Securities and Exchange Law and various ordinances.

4. Basic Policy Regarding the Internal Control System

The Company has established an Internal Control Committee chaired by the President and CEO. An important task of the committee is to develop a management structure, organization and system that facilitates legally compliant, efficient, sound and highly transparent management that aims to consistently increase corporate value, and for this objective, the Company implements the following systems.

(1) System to ensure that Members of the Board of Directors' and employees' execution of their duties conforms to laws and the Articles of Incorporation

Members of the Board of Directors, Executive Officers and employees of the Kao Group companies should act with integrity based on "Kao's Business Conduct Guidelines," which govern compliance with laws, the Articles of Incorporation, internal rules and social ethics. The Compliance Committee, chaired by the Member of the Board of Directors in charge of compliance, promotes this compliance. Monitoring by the Corporate Audit Services as well as notices and reports to the Compliance Reporting Hotline from concerned parties in and outside the Company enable Kao to quickly gauge the state of compliance, work to quickly resolve any issues that arise, and take appropriate steps to prevent the recurrence of similar cases.

(2) System for retention and management of information concerning Member of the Board of Directors' execution of their duties

Minutes, decision records and their relevant materials related to member of the Board of Directors' execution of their duties, and account books and records ("documents") are retained for longer than the legally required period in the respective departments that manage the documents, and the heads of those departments supervise the management of the documents. The member of the Board of Directors in charge of legal affairs develops and supervises document retention and management policies Members of the Board of Directors, Corporate Auditors and employees designated by them may access these documents at any time.

(3) Rules and other systems concerning risk management

Risks involved in business strategies are analyzed and countermeasures are discussed by the relevant departments; when necessary, discussion of these risks and countermeasures takes place in meetings of the Board of Directors or the Management Committee. Risks in business operations are managed in accordance with the Kao's Risk Management Policy. The Risk Management Committee, chaired by the member of the Board of Directors in charge of risk management,

promotes risk management throughout the Kao Group companies and develops countermeasures for disasters and other emergencies. In the event of a serious crisis, countermeasures headquarters, which should be headed by the President and CEO, is set up to respond to the crisis.

(4) System to ensure that Members of the Board of Directors efficiently execute their duties

After determining the direction to be focused on in a mid-term business plan the Board of Directors reflect it in the mid-term plans of each department and subsidiary. The mid-term plans are reviewed annually by the Board of Directors and the Management Committee, and necessary adjustments are made in response to the progress of the plans and changes in the business environment. The Management Committee reviews, monthly or whenever appropriate, the progress of the revenue and expenditure plan and other important business plans, extracts the main issues and then implements measures in response. In order to separate supervision and execution functions and to ensure the effectiveness of these functions, the decision rules for the Board of Directors and the Management Committee are reviewed as necessary.

(5) System to ensure the appropriateness of business operations in the Kao Group

The Internal Control Committee and related committees promote various policies to make sure that the business activities of the Company and its subsidiaries conform to laws and respective articles of incorporation. In addition, they promote and monitor efforts to ensure the appropriateness and efficiency of business operations throughout the Kao Group companies, and report regularly to the Board of Directors. Representative Directors, member of the Board of Directors in charge of business operations and Executive Officers provide guidance for the development of appropriate internal control systems for Kao Group companies, according to their respective duties. In addition, to ensure the appropriateness of business operations at subsidiaries, they make improvements to the rules for periodic reports from subsidiaries and enhance internal audit functions.

(6) Employees to be assigned if Corporate Auditors request staff to assist in their duties

In the event that a request be made by Corporate Auditors for assignment of staff to provide assistance to conduct their audits effectively, the members of the Board of Directors should assign employees after discussing specific personnel selection with the Corporate Auditors.

(7) Independence of employees in the preceding paragraph from members of the Board of Directors

In assignment, evaluation, transfer and disciplinary action of or to employees who assist in the duties of Corporate Auditors, the opinions of the Board of Corporate Auditors should be solicited and respected.

(8) System for Members of the Board of Directors and employees to report to Corporate Auditors, and other systems concerning reporting to Corporate Auditors

Corporate Auditors may attend meetings of the Management Committee, the Internal Control Committee and related committees, and may access the minutes, decision records and other documents of important meetings at any time. They may also receive activity reports from the head of each division, and have regular exchanges of views with Representative Directors. In addition, members of the Board of Directors should promptly report to Corporate Auditors any fact that may potentially cause significant harm to the Company or any occurrence of a serious violation of laws or the Articles of Incorporation.

(9) System to ensure that audits by Corporate Auditors are conducted effectively

To conduct efficient and effective audits, Corporate Auditors maintain a close cooperative relationship, which includes the exchange of information, with the Accounting Auditor and the internal audit functional departments such as the Corporate Audit Services, as well as corporate auditors and internal audit departments of subsidiaries. In addition, Corporate Auditors may independently receive support from outside specialists such as lawyers and certified public accountants when necessary.

5. Information Concerning Hostile Takeover Defenses

The Company decided not to submit any proposals regarding defensive measures against hostile takeovers to its Annual General Meeting of Shareholders to be held in June 2006. However, the Company believes that implementing defensive measures is an important task for management, and continues to study the pros and cons of introducing reasonable defensive measures against hostile takeovers. The Company also closely monitors development of the Japanese legal system and trend of business society.

The Company hopes to attract shareholders who will hold Kao's stock on the long term basis. The Company is committed to rewarding such long-term shareholders by increasing corporate value over the long term through vigorous business activities linked to increasing EVA, and by enhancing shareholder returns, including dividends*. The Company believes that increasing corporate value and enhancing shareholder returns will be duly reflected in Kao's stock price in the market and its market value, which will in turn discourage hostile takeovers that could not be in the best interests of shareholders.

At the same time, through its CSR and other activities, the Company promotes understanding of its contribution to global society among all stakeholders. By doing so, the Company expects to increase trust of stakeholders towards its management, which, it believes, will act as a major deterrent to such hostile takeovers.

* The Company has set a target payout ratio of 40 percent on a consolidated basis.

Company Profile

Corporate Governance

Note: The contents of the text herein are excerpts from the Report on Corporate Governance filed with the Tokyo Stock Exchange on June 29, 2006.

1. Basic Position on Corporate Governance

Kao' s basic position on corporate governance is to develop a managerial framework and internal control system that can take the necessary measures to realize highly efficient, sound and transparent management with the aim of continuously increasing corporate value. The Company considers corporate governance to be one of its most important managerial tasks.

2. Status of Corporate Governance System


Shareholders Meeting
Monitoring
Audit
Board of Corporate Auditors
Board of Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President
Compensation Advisory Committee
Supervision
Audit
Management Committee
Compliance Reporting Hotline
Consultation
Outside Lawyers
Accounting Auditors
Audit
CSR Committee
Internal Control Committee
Audit
Corporate Audit Services
Audit
• Administrative Divisions
• Business Divisions
• Production & Engineering
• Research & Development
Audit
Subsidiaries /Affiliates
Investigation
Audit
Conference by Corporate Auditors of Domestic Group Companies
Corporate Auditors
(Attendance)
(Attendance)
Certified Public Accountant
Audit

Corporate Structure enlarge

(1) Members of the Board of Directors

The Company has adopted the corporate auditor system. In its current management structure, the Company has 15 members of the Board of Directors, including two Outside Directors and the Chairman of the Board of Directors without representative rights, and 23 Executive Officers, including 11 who serve concurrently as members of the Board of Directors.

- Information Concerning Main Activities of Outside Directors
  During the period from April 2005 through March 2006, the attendance rate of Outside Directors at the meetings of the Board of Directors was 71.9 percent. At the meetings of the Board of Directors, Outside Directors regularly give their views on the Company' s operations in general, and at every meeting they actively ask questions and express opinions on various issues from a broad and objective standpoint, based on their extensive experience. When necessary, they visit the Company' s domestic and overseas business sites.

- Support System for Outside Directors
  To enhance discussions at the meetings of the Board of Directors, the Secretariat of the Board extensively briefs Outside Directors prior to each meeting on matters including the background, purpose and contents of proposals on the agenda of the meeting.

(2) Corporate Auditors

The Company's Board of Corporate Auditors consists of four Corporate Auditors, including two Outside Auditors.

- Status of Cooperation between Corporate Auditors and Accounting Auditor
  At the start of accounting audits for each business year, the Corporate Auditors receive from the Accounting Auditor an audit plan describing the fundamental audit policy, the major items and sites to be audited and the main contents of the audit. They also exchange views with the Accounting Auditor concerning the contents of the audit plan.

  In the settlement of accounts for the business year, the Corporate Auditors also have an opportunity to discuss the audit contents with the Accounting Auditor during the course of the audit. In addition, they receive the audit report from the Accounting Auditor within the time frame prescribed by law, and receive a summary of the audit results, which are later used in preparing the audit report of Corporate Auditors.

  The Corporate Auditors also contact the Accounting Auditor whenever necessary, and cooperate with them to contribute to the formation of their respective audit opinions.

- Status of Cooperation between Corporate Auditors and Internal Auditing Functional Divisions
  Corporate Auditors regularly meet on a quarterly or semi-annual basis with the Corporate Audit Services Department and the Legal & Compliance Division, as well as the internal auditing functional divisions related to environment & safety, quality assurance, risk management and other areas, to hear about their activities and exchange opinions. When necessary, both parties also provide the information they have to the other, which serves to deepen cooperation and raise the level of each other's audit activities.

- Information on Other Major Activities of Outside Auditors
  During the period from April 2005 through March 2006, the attendance rate of Outside Auditors at the meetings of the Board of Directors was 93.8 percent. Outside Auditors actively provide appropriate questions and statements from a specialized, objective standpoint at virtually every meeting of the Board of Directors. In addition, during the period from April 2005 through March 2006, the attendance rate of Outside Auditors at meetings of the Board of Corporate Auditors was 92.9 percent. At these meetings as well, they actively furnish opinions based on their extensive knowledge and experience. When necessary, they also participate in audits of domestic business sites.

- Support System for Outside Auditors
  The Company has a system in which functional divisions such as the Corporate Audit Services Department and the Legal & Compliance Division provide support for Corporate Auditors upon request.

(3) Status of Implementation of Measures to Grant Incentives to Members of the Board of Directors

Regarding remuneration for members of the Board of Directors, the Company has implemented a stock option plan for the purpose of aligning members of the Board of Directors' interests with those of shareholders of the Company. In addition, more than 20 percent of their planned annual remuneration is linked to performance based on EVA* (Economic Value Added) and the like. However, the Company does not apply performance-linked remuneration to Outside Directors.
Note: EVA is a registered trademark of Stern Stewart & Co.

(4) Payment of Remuneration to Members of the Board of Directors from April 2005 through March 2006

- Remuneration paid to members of the Board of Directors and Corporate Auditors:
  To 15 members of the Board of Directors 327 million yen

  Notes:
  1. The number of members of the Board of Directors is 15 as of March 31, 2006.
  2. The Company is authorized to pay remuneration to members of the Board of Directors subject to the following upper limits.
     To members of the Board of Directors: 450 million yen per year, excluding the salaries etc. paid for services rendered as employee by members of the Board of Directors who also serve as employees of the Company.
     (This upper limit was resolved at the 86th Annual General Meeting of Shareholders held on June 26, 1992)

- Aggregate amount of salaries etc. paid to members of the Board of Directors who are also employees of the Company, for services rendered as employee:
  156 million yen, including bonuses

- Aggregate amount of bonuses paid to Members of the Board of Directors as appropriation of retained earnings:
  70 million yen

(5) Information on Business Execution, Audits and Supervision, Nomination, Setting of Compensation and Other Functions

In its previous framework of members of the Board of Directors and Corporate Auditors, the Company introduced the Executive Officer system in June 2002. In its current management system, the Company has 15 members of the Board of Directors, including two Outside Directors and the Chairman of the Board of Directors without representative rights, and 23 Executive Officers, including 11 who serve concurrently as members of the Board of Directors. The Company is giving ongoing consideration as to whether it should become a "Company with three committees" as defined by the Corporation Law, as it believes this is a management issue of great importance. However, the Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to those of the committees in a "Company with three committees."
The Compensation Advisory Committee consists of the Representative Directors, the Chairman of the Board of Directors and all Outside Directors. At this Committee, the Representative Directors obtain opinions with respect to the compensation system and level of compensation for the members of the Board of Directors and Executive Officers. The Committee convenes once a year during the executive compensation review period. In the year ended March 31, 2006, the Committee held a meeting with the attendance of all committee members, who judged that the compensation system and level of compensation for members of the Board of Directors and Executive Officers currently in office were appropriate. This result was reported to the meeting of Business year.

The Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President consists exclusively of all Outside Directors and all Outside Corporate Auditors. This Committee examines the nominees prior to the election or re-election of the Chairman of the Board of Directors and/or the President and submits its evaluation of the nominees' qualifications to the Board of Directors. The Committee was held with the attendance of all committee members prior to the election of the new Chairman of the Board of Directors and new President in June 2004, and prior to the selection of re-election nominees for Chairman of the Board of Directors and President in June 2006 re-elected at the meeting of the Board of Directors after the resolution of the Annual General Meeting of Shareholders in 2006. After the examination, the committee submitted to the Board of Directors its opinion that there were no problems concerning the qualifications of the nominees.

In addition, the accounting firm Tohmatsu & Co., which is the Company' s Accounting Auditor, voluntarily ensures that any of its employees who become involved in auditing the Company will not be involved in the audit for more than a certain period. The Company and the accounting firm have entered into a contract for audits based on the Corporation Law and the Securities and Exchange Law.

3. Status of Measures Concerning Respect for the Standpoint of Stakeholders

- Rules for Respecting the Standpoint of Stakeholders through Internal Regulations, etc.
  The Kao Way, an essence of the Company' s corporate philosophy, states that "Our mission is 'to strive for the wholehearted satisfaction of the lives of people globally through the Company' s core domains of cleanliness, beauty and health.' " The "Vision" section of the Kao Way stipulates that "We aim to be 'a global group of companies that is closest to the consumer/customer in each market,' earning the respect and trust of all stakeholders and contributing to the sustainable development of society." In addition, the Principles of Corporate Ethics in the Kao' s Business Conduct Guidelines states that "Kao Corporation seeks to be an honest and exemplary company, guided by sensible and fair actions and driven by a fundamental adherence to ethical principles that go beyond mere compliance with laws to earn the true respect of all stakeholders." The text also describes specific details about Kao' s conduct guidelines to respect the standpoint of stakeholders.

- Implementation of Environmental Preservation Activities and CSR* Activities
  The CSR Committee, chaired by the President & CEO, and the Committee for Responsible Care Promotion, chaired by a member of the Board of Directors, draw up and review basic policies for business activities, and have set up specialized sections to promote concrete activities on a day-to-day basis. The previously issued Environment, Safety and Health Report and the Environment, Safety and Social Report are issued from 2005 as the CSR Report, which reports on Kao' s position on CSR and its various CSR-related activities.
  * Corporate Social Responsibility

- Formulation of Policies, Etc., for Information Disclosure to Stakeholders
  The Disclosure Committee, formed in September 2005, formulated a basic policy in May 2006. The policy includes Kao' s commitment to disclosing information to shareholders, investors and all stakeholders in a timely, accurate and impartial manner by continuing prompt disclosure of information that falls under the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like provided by Tokyo Stock Exchange, in compliance with the Corporation Law, the Securities and Exchange Law and various ordinances.

4. Basic Policy Regarding the Internal Control System

The Company has established an Internal Control Committee chaired by the President and CEO. An important task of the committee is to develop a management structure, organization and system that facilitates legally compliant, efficient, sound and highly transparent management that aims to consistently increase corporate value, and for this objective, the Company implements the following systems.

(1) System to ensure that Members of the Board of Directors' and employees' execution of their duties conforms to laws and the Articles of Incorporation

Members of the Board of Directors, Executive Officers and employees of the Kao Group companies should act with integrity based on "Kao's Business Conduct Guidelines," which govern compliance with laws, the Articles of Incorporation, internal rules and social ethics. The Compliance Committee, chaired by the Member of the Board of Directors in charge of compliance, promotes this compliance. Monitoring by the Corporate Audit Services as well as notices and reports to the Compliance Reporting Hotline from concerned parties in and outside the Company enable Kao to quickly gauge the state of compliance, work to quickly resolve any issues that arise, and take appropriate steps to prevent the recurrence of similar cases.

(2) System for retention and management of information concerning Member of the Board of Directors' execution of their duties

Minutes, decision records and their relevant materials related to member of the Board of Directors' execution of their duties, and account books and records ("documents") are retained for longer than the legally required period in the respective departments that manage the documents, and the heads of those departments supervise the management of the documents. The member of the Board of Directors in charge of legal affairs develops and supervises document retention and management policies. Members of the Board of Directors, Corporate Auditors and employees designated by them may access these documents at any time.

(3) Rules and other systems concerning risk management

Risks involved in business strategies are analyzed and countermeasures are discussed by the relevant departments; when necessary, discussion of these risks and countermeasures takes place in meetings of the Board of Directors or the Executive Committee. Risks in business operations are managed in accordance with the Kao's Risk Management Policy. The Risk Management Committee, chaired by the member of the Board of Directors in charge of risk management, promotes risk management throughout the Kao Group companies and develops countermeasures for disasters and other emergencies. In the event of a serious crisis, countermeasures headquarters, which should be headed by the President and CEO, is set up to respond to the crisis.

(4) System to ensure that Members of the Board of Directors efficiently execute their duties

After determining the direction to be focused on in a mid-term business plan the Board of Directors reflect it in the mid-term plans of each department and subsidiary. The mid-term plans are reviewed annually by the Board of Directors and the Executive Committee, and necessary adjustments are made in response to the progress of the plans and changes in the business environment. The Executive Committee reviews, monthly or whenever appropriate, the progress of the revenue and expenditure plan and other important business plans, extracts the main issues and then implements measures in response. In order to separate supervision and execution functions and to ensure the effectiveness of these functions, the decision rules for the Board of Directors and the Executive Committee are reviewed as necessary.

(5) System to ensure the appropriateness of business operations in the Kao Group

The Internal Control Committee and related committees promote various policies to make sure that the business activities of the Company and its subsidiaries conform to laws and respective articles of incorporation. In addition, they promote and monitor efforts to ensure the appropriateness and efficiency of business operations throughout the Kao Group companies, and report regularly to the Board of Directors. Representative Directors, members of the Board of Directors in charge of business operations and Executive Officers provide guidance for the development of appropriate internal control systems for Kao Group companies, according to their respective duties. In addition, to ensure the appropriateness of business operations at subsidiaries, they make improvements to the rules for periodic reports from subsidiaries and enhance internal audit functions.

(6) Employees to be assigned if Corporate Auditors request staff to assist in their duties

In the event that a request be made by Corporate Auditors for assignment of staff to provide assistance to conduct their audits effectively, the members of the Board of Directors should assign employees after discussing specific personnel selection with the Corporate Auditors.

(7) Independence of employees in the preceding paragraph from members of the Board of Directors

In assignment, evaluation, transfer and disciplinary action of or to employees who assist in the duties of Corporate Auditors, the opinions of the Board of Corporate Auditors should be solicited and respected.

(8) System for Members of the Board of Directors and employees to report to Corporate Auditors, and other systems concerning reporting to Corporate Auditors

Corporate Auditors may attend meetings of the Executive Committee, the Internal Control Committee and related committees, and may access the minutes, decision records and other documents of important meetings at any time. They may also receive activity reports from the head of each division, and have regular exchanges of views with Representative Directors. In addition, members of the Board of Directors should promptly report to Corporate Auditors any fact that may potentially cause significant harm to the Company or any occurrence of a serious violation of laws or the Articles of Incorporation.

(9) System to ensure that audits by Corporate Auditors are conducted effectively

To conduct efficient and effective audits, Corporate Auditors maintain a close cooperative relationship, which includes the exchange of information, with the Accounting Auditor and the internal audit functional departments such as the Corporate Audit Services, as well as corporate auditors and internal audit departments of subsidiaries. In addition, Corporate Auditors may independently receive support from

outside specialists such as lawyers and certified public accountants when necessary.

5. Information Concerning Hostile Takeover Defenses

The Company decided not to submit any proposals regarding defensive measures against hostile takeovers to its Annual General Meeting of Shareholders held in June 2006. However, the Company believes that implementing defensive measures is an important task for management, and continues to study the pros and cons of introducing reasonable defensive measures against hostile takeovers. The Company also closely monitors development of the Japanese legal system and trend of business society.

The Company hopes to attract shareholders who will hold Kao' s stock on the long term basis. The Company is committed to rewarding such long-term shareholders by increasing corporate value over the long term through vigorous business activities linked to increasing EVA, and by enhancing shareholder returns, including dividends*. The Company believes that increasing corporate value and enhancing shareholder returns will be duly reflected in Kao' s stock price in the market and its market value, which will in turn discourage hostile takeovers that could not be in the best interests of shareholders.

At the same time, through its CSR and other activities, the Company promotes understanding of its contribution to global society among all stakeholders. By doing so, the Company expects to increase trust of stakeholders towards its management, which, it believes, will act as a major deterrent to such hostile takeovers.

* The Company has set a target payout ratio of 40 percent on a consolidated basis.

Exhibit A-3

Summary of the Resolutions at the 100th Annual General Meeting of Shareholders held on June 29, 2006 (the "Meeting")

PROPOSAL 1: Proposal for Appropriation of Retained Earnings
At the Meeting, it was resolved that 25 Japanese Yen per share be paid to the shareholders as the year-end dividend for the 100th fiscal year. Consequently, the total annual dividend for the 100th fiscal year comes to be 50 Japanese Yen per share, which is a 12 Japanese Yen increase per share from the previous fiscal year's annual dividend.
At the Meeting, it was also resolved that 73,150,000 Japanese Yen as bonuses be paid to 13 members of the Board of Directors among 15 members except 2 Outside Directors as of the end of this fiscal year.
(Note) The 100th fiscal year: Fiscal Year ended March 31, 2006

PROPOSAL 2: Partial Amendments to the Articles of Incorporation
At the Meeting, it was resolved that the Articles of Incorporation be amended as page 4 to 10.

PROPOSAL 3: Election of Fifteen (15) Members of the Board of Directors
At the Meeting, it was resolved that nine (9) incumbent members of the Board of Directors including Messrs. Takuya Goto, Motoki Ozaki, Toshio Hoshino, Takuo Goto, Hiroshi Kanda, Norihiko Takagi, Shunichi Nakagawa, Toshihide Saito, and Toshio Takayama be reelected and six (6) new nominees including Messrs. Shinichi Mita, Tatsuo Takahashi, Masato Hirota, Toshiharu Numata, Atsushi Takahashi and Osamu Shoda be newly elected as members of the Board of Directors. Messrs. Atsushi Takahashi and Osamu Shoda were elected as Outside Directors.

PROPOSAL 4: Election of One (1) Corporate Auditor
At the Meeting, it was resolved that Mr. Tadashi Oe be newly elected as an Outside Corporate Auditor.

PROPOSAL 5: Election of One (1) Alternate Corporate Auditor
At the Meeting, it was resolved that Mr. Eiji Asada be newly elected as an Alternate Outside Corporate Auditor.

PROPOSAL 6: Determination of the Amount and the Contents of Remuneration for Members of the Board of Directors
At the Meeting, proposal was resolved as it is and that the Company set 200 million yen (excluding any part of remuneration and the like to be paid to member of the Board of Directors who also serves as an employee for his/her service as an employee) as the total

maximum annual amount of remuneration or the like concerning stock acquisition rights to be allotted to members of the Board of Directors as stock options and a total number of 50 stock acquisition rights (50,000 shares in common stock) will be the maximum number of stock acquisition rights that may be issued within one year of the date of the Annual General Meeting of Shareholders held every year.

PROPOSAL 7: Delegation to the Meeting of the Board of Directors of the Company of Determination of Matters for Offering of Stock Acquisition Rights to be Issued as Stock Option

At the Meeting, proposal was resolved as it is and delegating to the Board of Directors the determination of matters for offering up to 500 stock acquisition rights to be issued as stock option (500,000 shares in common stock) to the Company's employees, and the members of the Board of Directors and employees of the Company's affiliated companies.

PROPOSAL 8: Payment of Retirement Allowances to Retiring Members of the Board of Directors

At the Meeting, it was resolved that retirement allowances within the scope provided for in the Company's internal regulations be paid to the two (2) retiring members of the Board of Directors, Messrs. Takahiko Kagawa and Akio Tsuruoka. The details, including but not limited to the specific amount, timing, and method of payment of the retirement allowances for them, will be determined by the Board of Directors. In an attempt to carry out managerial reforms, the Company ceased the practice of maintaining a reserve fund for retirement allowances in July 2001. Accordingly, the retirement allowances payable to them pursuant to this resolution will be for services between the time they took office and June 30, 2001. The estimated total amount of the retirement allowances will not exceed 20,000,000 Japanese Yen.

At the meeting of Board of Directors held after the Meeting, the Chairman of the Board of Directors, Representative Directors and Senior Executive Vice President and Executive Vice Presidents were selected and took office. Therefore as of June 29, 2006, the entire Board of Directors and Executive Officers of the Company are as follows:

Members of the Board (*Outside Director)

Takuya Goto	Chairman of the Board
Motoki Ozaki	Representative Director, President and Chief Executive Officer
Toshio Hoshino	Representative Director, Senior Executive Vice President
Takuo Goto	Member of the Board, Executive Vice President
Hiroshi Kanda	Member of the Board, Executive Vice President
Norihiko Takagi	Member of the Board, Executive Vice President
Shunichi Nakagawa	Member of the Board, Executive Vice President
Toshihide Saito	Member of the Board, Executive Officer
Shinichi Mita	Member of the Board, Executive Officer
Tatsuo Takahashi	Member of the Board, Executive Officer
Masato Hirota	Member of the Board, Executive Officer
Toshiharu Numata	Member of the Board, Executive Officer
Toshio Takayama	Member of the Board
Atsushi Takahashi*	Member of the Board
Osamu Shoda*	Member of the Board

Executive Officers

Yoshiiku Hirai
Yoshitaka Nakatani
Shinichiro Hiramine
Ken Hashimoto
Hisao Mitsui
Shigeru Koshiba
Shouji Kobayashi
Takuji Yasukawa
Yasushi Aoki
Michitaka Sawada
Masumi Natsusaka
Bill Gentner

(Translation)

ARTICLES OF INCORPORATION OF KAO CORPORATION

CHAPTER I. GENERAL PROVISIONS

(Trade Name)

Article 1. The name of the Company shall be "Kao Kabushiki Kaisha", which is expressed in English as "Kao Corporation" (the "Company").

(Purposes)

Article 2. The purposes of the Company shall be to engage in the following businesses:

1. Manufacture and sale of the following products:

(1) Personal care products such as soap, shampoo, toothpaste and bath additives;
(2) Cosmetics such as cream, lipsticks and foundation;
(3) Household products such as detergents, bleach, fabric softener, starch and home cleaning products;
(4) Hygiene products such as sanitary napkins and disposable diapers;
(5) Foodstuffs, food additives and beverages;
(6) Paper, packing and packaging materials, goods for daily use, and clothing;
(7) Pet foods and pet care products;
(8) Pharmaceuticals, quasi-pharmaceuticals, medical equipment, pharmaceuticals and quasi-pharmaceuticals for animals, agricultural chemicals, fertilizers, feed, reagents and chemicals;
(9) Chemical products such as oleo chemical products and their derivatives, surface active agents, high molecular compounds, enzymes, fragrances and flavors; and
(10) Information technology equipment and home electrical appliances.

2. Development and sale of information systems, and services related to information processing and communication;
3. Publishing and services related to the supply of information;
4. Operation and services related to hair salons, esthetic salons and spas etc.;
5. Cargo transportation via trucking, utilization of freight forwarding and warehousing business;
6. Sale, purchase, lease and management of real estate, insurance agency services and travel business;
7. Operation of training institute and accommodations;
8. Disposal of disused items by the Company and its subsidiaries and affiliates;
9. Design, development and production of machinery, equipment, systems and computer software related to each of the above items, and sale and consultation of the related technologies;
10. Import and export of raw materials, products and by-products related to

each of the above items;
11. All other business activities incidental to the foregoing.

(Location of the Head Office)
Article 3. The head office of the Company shall be located in Chuo-ku, Tokyo, Japan. It may establish branches and local offices as occasion demands.

(Method of Public Notice)
Article 4. Public notice of the Company shall be given by means of electronic notification. However, in case electronic notification is not available due to an accident or any other unavoidable reason, notices shall be given in the Nihon Keizai Shimbun.

(Governing Bodies)
Article 5. In addition to the General Meeting of Shareholders and Directors, the Company shall have the Board of Directors, Corporate Auditors, the Board of Corporate Auditors and Accounting Auditor.

CHAPTER II. SHARES

(Total Number of Shares Authorized To Be Issued by the Company)
Article 6. The total number of Shares authorized to be issued by the Company shall be one (1) billion shares.

(Acquisition of Own Shares)
Article 7. The Company may acquire its own Shares by resolution of the Board of Directors.

(Issuance of Share Certificates)
Article 8. The Company shall issue Share Certificates for its Shares.

(Amount of Each Unit Share and Non-Issuance of Share Certificates for Shares of Less than One Unit Share)
Article 9. One Unit Share (*tangen kabu*) of the Company's Share shall comprise one (1) thousand shares.

2. Notwithstanding foregoing article, the Company shall not issue any Share Certificates for Shares of less than One Unit Share unless otherwise set forth in the Rules for Handling of Shares.

(Rights of Less than One Unit Share)
Article 10. Shareholders (including Beneficial Shareholders—the same will apply hereinafter) holding Shares of less than One Unit Share may not exercise their rights except the followings:
1. Rights provided in Article 189, Paragraph 2 of the Corporation Law;

2. Right to demand according to the Article 166, Paragraph 1 of the Corporation Law;
3. Right to receive the allotment of offered Shares or offered Stock Acquisition Rights per numbers of holding Shares;
4. Right to request for sale in relation to any Shares that are less than One Unit Share.

(Increasing Shares of Less than One Unit Share through Purchase)
Article 11. Shareholders may request that the Company sell them the number of Shares that will constitute One Unit Share when added to their original Shares of less than One Unit Share.

(Rules for Handling Shares)
Article 12. Handling of the Shares and the Stock Acquisition Rights, fees thereof and procedures for exercising the rights of Shareholders shall be in accordance with applicable laws and ordinances, Articles of Incorporation, and the Rules for Handling of Shares established by the Board of Directors.

(Administrator of Shareholder Register)
Article 13. The Company shall have an Administrator of Shareholder Register in connection with its Shares.

2. Appointment of the Administrator of Shareholder Register and its business office shall be made by resolution of the Board of Directors and shall be announced by public notice.

3. Preparation and administration of the Shareholder Register (including Beneficial Shareholder Register — the same will apply hereinafter), the Stock Acquisition Rights Register and the Lost Share Certificate Register and other businesses connected therewith shall be consigned to the Administrator of Shareholder Register and not handled by the Company.

CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

(Record Date of Annual General Meeting of Shareholders)
Article 14. The Company's Record Date to determine voting rights at Annual General Meeting of Shareholders shall be March 31 of each year.

(Convocation)
Article 15. The Annual General Meeting of Shareholders of the Company shall be convened within three (3) months from the day following the closing date of each business year, and an extraordinary General Meeting of Shareholders shall be convened whenever necessary.

2. The General Meeting of Shareholders may be convened in any of the wards of Tokyo.

(Chairperson)
Article 16. The Director selected in advance by the Board of Directors shall act as chairperson of the General Meeting of Shareholders.

(Disclosure of Reference Materials for General Meeting of Shareholders by the Internet)
Article 17. For convocation of General Meeting of Shareholders, the Company may deem to have disclosed to Shareholders, information concerning matters to be stated or expressed in reference materials for General Meeting of Shareholders, Business Reports, Accounting Statements and Consolidated Accounting Statements, by disclosing those by way of using the Internet in such manner as set forth in the laws and ordinances.

(Resolution)
Article 18. Unless otherwise provided for by laws or ordinances, or by the Articles of Incorporation, all resolutions of the General Meeting of Shareholders shall be adopted by an affirmative vote of a majority of the votes of the Shareholders present with exercisable voting rights.

2. The resolutions of the General Meeting of Shareholders set forth in Article 309, Paragraph 2 of the Corporation Law shall be adopted by an affirmative vote of two-thirds (2/3) or more of the Shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the Shareholders with exercisable voting rights.

(Voting by Proxy)
Article 19. Shareholders may exercise their voting rights by authorizing another Shareholder with voting rights to act as their proxies.

CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS

(Election)
Article 20. Directors shall be elected at the General Meeting of Shareholders by an affirmative vote of a majority of the Shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the Shareholders with exercisable voting rights.

2. Cumulative voting shall not be used for the election of Directors.

(Term of Office)
Article 21. The term of office of each Director shall expire at the conclusion of the Annual General Meeting of Shareholders for the last business year ending within two (2) years from his/her election of office; provided, however, that the term of office of any Director elected to fill a vacancy due to a retirement of Director prior to his/her term of office or due to an increase in

number shall expire at the time of expiration of term of office of the existing Directors.

(Board of Directors)
Article 22. The Board of Directors shall decide matters of importance related to the business and the affairs of the Company in addition to the matters provided by law and ordinances or by the Articles of Incorporation.

2. Resolutions of the Board of Directors are deemed to be made when the Company fulfills the conditions of Article 370 of the Corporation Law.

(Notice of Convocation)
Article 23. Except as otherwise provided for by laws or ordinances, a meeting of the Board of Directors shall be called by the Director selected in advance by the Board of Directors, and notice of the meeting shall be given to each of the Directors and Corporate Auditors not less than three (3) days prior to the date of the meeting; provided, however, that in the event of emergency such period may be shortened if the notice is given in an appropriate manner.

(Representative Directors and Chairperson of the Board of Directors)
Article 24. The Board of Directors shall appoint by resolution one (1) or more Directors to represent the Company.

2. Representative Director(s) shall represent the Company in managing the affairs of the Company according to resolutions of the Board of Directors.

3. The Board of Directors may appoint by resolution one (1) Chairperson of the Board of Directors.

(Limitation of Directors' Liabilities)
Article 25. The Company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Director (including a former Director) in respect of his/her liabilities under Article 423, Paragraph 1 of the Corporation Law; provided that such Director must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Director and other circumstances.

2. The Company may enter into an agreement with each of the Outside Directors to the effect that any liability of such Outside Director under Article 423, Paragraph 1 of the Corporation Law shall be limited to the higher of (i) a prescribed amount that is no less than and including ten (10) million yen, or (ii) an amount set by applicable laws and regulations; provided that such Outside Director must have acted in good faith and without gross negligence in performing his/her duties.

CHAPTER V. CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

(Election, Term of Office and Full-time Corporate Auditors)

Article 26. Corporate Auditors shall be elected at the General Meeting of Shareholders by an affirmative vote of a majority of the Shareholders present, who hold one-third (1/3) or more of the total number of voting rights of all the shareholders with exercisable voting rights.

2. The term of office of each Corporate Auditor shall expire at the conclusion of Annual General Meeting of Shareholders for the last business year ending within four (4) years from his/her election of office; provided, however, that the term of office of any Corporate Auditor elected to fill a vacancy due to a retirement of Corporate Auditor prior to his/her term of office shall expire at the time of expiration of term of office of the preceding Corporate Auditor.

3. The Board of Corporate Auditors shall elect among Corporate Auditors one or more full-time Corporate Auditor(s).

(Board of Corporate Auditors)

Article 27. The Board of Corporate Auditors shall decide matters relevant to the exercise of the function of the office of the Corporate Auditors in addition to the matters provided by law and ordinances or by the Articles of Incorporation.

(Notice of Convocation)

Article 28. The meeting of the Board of Corporate Auditors shall be called by giving a notice of the meeting to each of the Corporate Auditors not less than three (3) days prior to the date of meeting; provided, however, that in the case of emergency such period may be shortened if notice is given in an appropriate manner.

(Limitation of Corporate Auditors' Liabilities)

Article 29. The Company may, by resolution of the Board of Directors and if it considers particularly necessary, limit the liabilities of a Corporate Auditor (including a former Corporate Auditor) in respect of his/her liabilities under Article 423, Paragraph 1 of the Corporation Law; provided that such Corporate Auditor must have acted in good faith and without gross negligence in performing his/her duties and provided that such limitation of the liabilities will be in accordance with the parameters set forth in applicable laws and regulations. In making its determination, the Board of Directors must take into account the matter giving rise to such liabilities, and examine the standard of conduct of the Corporate Auditor and other circumstances.

2. The Company may enter into an agreement with each of the Outside Corporate Auditors to the effect that any liability of such Outside Corporate Auditors under Article 423, Paragraph 1 of the Corporation Law shall be limited to the higher of (i) a prescribed amount that is no less than and including ten (10) million yen, or (ii) an amount set by applicable laws and regulations; provided that such Outside Corporate Auditors must have acted in good faith and without gross negligence in performing his/her duties.

CHAPTER VI. ACCOUNTS

(Business Year)
Article 30. The business year of the Company shall commence on April 1 of each year and shall end on March 31 of the following year.

(Record Date of Year-End Dividends)
Article31. The Company's Record Date of payment of Year-End Dividends shall be March 31 of each year.

(Record Date of Interim Dividends)
Article 32. The Company may, by resolution of the Board of Directors, make a payment of Interim Dividends pursuant to the provisions of Article 454, Paragraph 5 of the Corporation Law, with Record Date of Interim Dividends being September 30 of each year.

(Statute of Limitations for Monetary Dividends)
Article 33. In case monetary Dividends remain unreceived for three (3) years from the first date of payment, the Company shall be relieved of its obligation to make such payment.

Reference

For the convenience of readers who may not easily check relevant provisions of the Corporation Law in English, this document summarizes the content of respective articles of the Corporation Law, which are referenced to in the Articles of Incorporation, using general terms and expressions only for reference purposes. Accordingly, it is not an integral part of the Articles of Incorporation.

1. The items in Article 189, Paragraph 2 of the Corporation Law, which are stated in Article 10, Item 1 of the Articles of Incorporation, stipulate the following rights:

(1) Right to receive the consideration provided for the acquisition of shares classified as those with a complete acquisition clause;

(2) Right to receive money, etc. provided in exchange for the acquisition of shares with a (complete) acquisition clause;

(3) Right to receive the gratis allotment of shares;

(4) Right to request that the Company purchase less than one Unit Share;

(5) Right to request the distribution of residual properties; and

(6) Other rights as set forth in the Ministerial Ordinance of the Ministry of Justice.

2. The Article 166, Paragraph 1 of the Corporation Law, which is stated in Article 10, Item 2 of the Articles of Incorporation, stipulates that the right of shareholder of shares with a (complete) acquisition demand to make a demand upon the Company that the Company purchase the shares owned by such shareholder.

3. Matters to be resolved in relation to the Company as per Article 309, Paragraph 2 of the Corporation Law, which are stated in Article 18, Paragraph 2 of the Articles of Incorporation, are as follows:

(1) Paid acquisition of treasury stock from any specified person(s);

(2) Reverse stock split;

(3) Delegation of decision-making authority to the Board of Directors on the subscription procedure for shares and stock acquisition rights to be offered for subscription (if the matter pertains to a case where shares are issued under certain preferential conditions);

(4) Amendments to any provision(s) in the Articles of Incorporation and transfer of business, etc.; and

(5) Merger, demerger, stock swap and transfer of stock (excluding relatively simple organizational restructuring).

4. Article 423, Paragraph 1 of the Corporation Law, which is stated in Article 25 and Article 29 of the Articles of Incorporation, stipulates that if Director or Corporate Auditor has neglected any of his/her duties, such Director or Corporate Auditor shall be liable to the Company for the amount of damages suffered by the Company.

Exhibit B-1

Exhibit B-2

最終更新日：2006年5月31日

花王株式会社

代表取締役　社長執行役員　尾崎　元規
問合せ先：法務・コンプライアンス部門　法務部　皆川　要
証券コード：4452
http://www.kao.co.jp/

当社のコーポレート・ガバナンスの状況は以下のとおりです。

I コーポレート・ガバナンスに関する基本的な考え方及び資本構成、企業属性その他の基本情報

1．基本的な考え方

企業価値の継続的な増大をめざして、効率が高く、健全で透明性の高い経営が実現できるよう、経営体制及び内部統制システムを整備し、必要な施策を実施していくことが、当社のコーポレート・ガバナンスに関する取組みの基本的な考え方であり、経営上の最も重要な課題のひとつと位置づけております。

2．資本構成

外国人株式所有比率	30%以上

【大株主の状況】

氏名または名称	所有株式数(株)	割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	26,019,000	4.73
モックスレイ・アンド・カンパニー	26,008,000	4.73
ステート ストリート バンク アンド トラスト カンパニー 505103	25,392,000	4.62
日本マスタートラスト信託銀行株式会社(信託口)	18,879,000	3.43
東京海上日動火災保険株式会社	17,402,000	3.16
全国共済農業協同組合連合会	16,246,000	2.95
日本生命保険相互会社	15,200,000	2.76
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション	11,642,000	2.11
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	10,944,000	1.99
野村證券株式会社	10,261,000	1.86

3．企業属性

上場取引所及び市場区分	東京　第一部
決算期	3月
業種	化学
(連結)従業員数	1000人以上

(連結)売上高	1000億円以上1兆円未満
親会社	なし
連結子会社数	100社以上300社未満

4．その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情

———

Ⅱ 経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況

1．機関構成・組織運営等に係る事項

組織形態	監査役設置会社

【取締役関係】

取締役会の議長	会長(社長を兼任している場合を除く)
取締役の人数	15名
社外取締役の選任状況	選任している
社外取締役の人数	2名

会社との関係(1)

氏名	属性	a	b	c	d	e	f	g	h	i
岡田 明重	他の会社の出身者				○				○	
橘・フクシマ・咲江	他の会社の出身者				○	○			○	

※1 会社との関係についての選択項目
a 親会社出身である
b その他の関係会社出身である
c 当該会社の大株主である
d 他の会社の社外取締役又は社外監査役を兼任している
e 他の会社の業務執行取締役、執行役等である
f 当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
g 当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
h 本人と当該会社との間で責任限定契約を締結している
i その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
岡田 明重	―――	経営者としての豊富な経験及び金融業界における長年の経験からの視点に基づく経営の監督とチェック機能を期待し、選任しています。
橘・フクシマ・咲江	―――	国際的経営者としての豊富な経験並びに人材マネジメントの専門家としての視点に基づく経営の監督とチェック機能を期待し、選任しています。

その他社外取締役の主な活動に関する事項

2005年4月から2006年3月の期間における社外取締役の取締役会への出席率は71.9%であります。取締役会においては、定期的に会社運営全般に関する所感を述べていただいているほか、豊富な経験に基づく大局的、客観的見地から、各議題に関し毎回積極的な質問、意見を表明いただいております。また、必要に応じて、国内外の事業場への訪問を行っていただいております。

【監査役関係】

監査役会の設置の有無	設置している
監査役の人数	3名

監査役と会計監査人の連携状況

事業年度の会計監査の開始にあたり、監査役は会計監査人より、監査の基本方針・重点監査事項・監査事業所と主な監査内容等を記した監査計画書を入手し、会計監査人と当該監査計画書の記述内容に関する意見交換を実施しています。

また、中間期決算においては、会計監査人の中間期会計監査作業の過程において、監査役は会計監査人より、主な監査内容とそれまでの監査における重要な問題点の有無に関する報告を受けて意見交換を行い、会計監査人が中間監査報告書を当社の取締役会に提出するときに、中間監査報告会を開催し、会計監査人より中間監査結果に関する要約の報告を受けております。

事業年度の年間決算においても、監査役は、会計監査人の会計監査作業の過程で相互の監査内容に関する協議の機会をもち、また、会計監査人より法令の定めによる期限内に監査報告書を受領するとともに監査結果の要約の報告を受け、その後の監査役会の監査報告書の作成に役立てています。

その他、監査役は、必要の都度会計監査人と連絡を取り、相互の監査意見の形成に資するための連携を取っています。

監査役と内部監査部門の連携状況

監査役は、経営監査室や法務・コンプライアンス部門のほか、社内に設けられた環境安全・品質保証・リスク管理等に関わる内部監査関連部門と、それぞれ四半期或いは半期毎に定期的な会合をもって各内部監査関連部門の活動状況を聴取するとともに意見交換を行い、また必要の都度、双方が保有する情報を相手方に提供することにより連携を深め、相互の監査活動のレベルアップを図っています。

社外監査役の選任状況	選任している
社外監査役の人数	1名

会社との関係(1)

氏名	属性	会社との関係(※1) a	b	c	d	e	f	g	h	i
伊東 敏	公認会計士									

※1 会社との関係についての選択項目
a 親会社出身である
b その他の関係会社出身である
c 当該会社の大株主である
d 他の会社の社外取締役又は社外監査役を兼任している
e 他の会社の業務執行取締役、執行役等である
f 当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
g 当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
h 本人と当該会社との間で責任限定契約を締結している
i その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外監査役を選任している理由
伊東 敏	――	公認会計士としての高い専門性と、豊富な監査経験・知識に基づく視点を期待し、選任しています。

その他社外監査役の主な活動に関する事項

2005 年 4 月から 2006 年 3 月の期間における社外監査役の取締役会への出席率は 93.8%であります。取締役会においては、専門的、客観的見地から、ほぼ毎回積極的かつ的確な質問、発言をいただいております。また、2005 年 4 月から 2006 年 3 月の期間における社外監査役の監査役会への出席率は 92.9%であり、監査役会においても毎回豊富な知識と経験に基づく的確なご意見をいただいております。また、必要に応じて、国内の事業場の監査にも参加いただいております。

なお、上記の記述には、最高裁判所裁判官に就任するため 2006 年 5 月 22 日付で社外監査役を辞任された那須弘平氏の活動状況を含んでおります。同氏は、辞任日以前に、2006 年3月期(2005 年 4 月 1 日から 2006 年 3 月 31 日まで)の連結、単体決算に関する監査業務を終了しており、当社は、同氏を含めた監査役4名の連名による監査役会の監査報告書を受領しております。

【 インセンティブ関係 】

取締役へのインセンティブ付与に関する施策の実施状況	業績連動型報酬制度の導入、ストックオプション制度の導入

該当項目に関する補足説明

取締役報酬については、株主との利害を共有化する目的でストックオプション制度を導入しているほか、年間予定報酬の20%を超える部分をEVA(経済的付加価値)等を基準とした業績連動型報酬としております。但し、社外取締役には業績連動型報酬は導入しておりません。

ストックオプションの付与対象者	社内取締役、従業員、子会社の取締役、執行役、監査役

該当項目に関する補足説明

会社が当該付与対象者にストックオプションを付与している理由は、対象者と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的としているためであります。当社としては、この目的に合致する経営を担う役員、幹部社員、重要子会社幹部を付与対象者として選定しています。

【 取締役報酬関係 】

開示手段	有価証券報告書、営業報告書(事業報告)
開示状況	全取締役の総額を開示

該当項目に関する補足説明

2006 年3月期における取締役の報酬等の内容は以下のとおりでありますが、取締役の報酬については、株主との利害を共有化する目的でストック・オプション制度の導入、EVA等を基準とした賞与の業績連動性の明確化、役員退職慰労引当金の新規積み立ての停止などを実施しております。

1. 取締役へ支払った報酬

取締役　15名　　327百万円

(注)1. 2006年3月期末在籍人員は、取締役15名であります。

(注)2. 取締役報酬限度額は次のとおりであります。

年額 450百万円(1992年6月26日開催の第86期定時株主総会決議)

2. 使用人兼務取締役に対する使用人給与等相当額

156百万円(賞与を含む)

3. 利益処分による取締役賞与金の支給額

70百万円

上記の内容は、営業報告書及び有価証券報告書において開示予定であり、両報告書とも当社ホームページに掲載致します。

【 社外取締役(社外監査役)のサポート体制 】

社外取締役に対しては、取締役会における充実した議論に資するため、取締役会の議題の提案の背景、目的、その内容等につき、毎回取締役会の開催前に、取締役会の事務局より十分な説明が行われております。
また、社外監査役については、要請に応じて、経営監査室、法務・コンプライアンス部門などの機能部門が補助する体制となっています。

2. 業務執行、監査・監督、指名、報酬決定等の機能に係る事項

報酬諮問委員会は、代表取締役、取締役会会長及び全社外取締役により構成され、代表取締役が、取締役及び執行役員の報酬制度や水準について意見を求めるもので、毎年1回役員報酬改訂時期に開催しております。2006 年3月期も全委員の出席により開催され、現任の取締役及び執行役員に対する報酬制度と報酬額水準について妥当であるとの審査評価を受けており、その旨が取締役会に報告されております。会長・社長選任審査委員会は、全社外取締役及び全社外監査役だけで構成し、会長と社長の選任及び再任の際に、その適正さにつき、事前に同委員会の審査を経て、取締役会に意見具申をするものです。2004年6月の新会長・新社長選任及び2006年の取締役改選後の会長・社長再選候補選任に際しては、それに先立ち会長・社長選任審査委員会の全委員が出席し審査委員会が開催され、審査の上、取締役会に候補者の適正性に問題はない旨の意見が出されております。
また、当社会計監査人である監査法人トーマツは既に自主的に業務執行社員について、当社の会計監査に一定期間を超えて関与することのないよう措置を講じております。当社は同監査法人との間で、会社法監査と証券取引法監査について、監査契約書を締結し、それに基づき報酬を支払っております。2006年3月期において業務を執行した公認会計士の氏名、監査業務に係る補助者の構成については下記のとおりです。

・業務を執行した公認会計士の氏名

指定社員 業務執行社員: 吉田修己、佐藤嘉雄、安藤 武

・会計監査業務に係る補助者の構成

公認会計士14名、会計士補11名、その他9名

Ⅲ 株主その他の利害関係者に関する施策の実施状況

1．株主総会の活性化及び議決権行使の円滑化に向けての取組み状況

	補足説明
株主総会招集通知の早期発送	例年株主総会の約1ヶ月前に招集通知を発送することとしています（2005年定時株主総会においては、開催日（6月29日）の29日前（5月31日）、2006年定時株主総会においては、開催日（6月29日）の28日前（6月1日）に発送）。
電磁的方法による議決権の行使	・2006年定時株主総会より、電磁的方法による議決権の行使を開始します。 ・2006年定時株主総会より、㈱ICJ（インベスター・コミュニケーション・ジャパン）が運営する機関投資家向け議決権電子行使プラットフォームの利用を開始します。
その他	当社ホームページに、招集通知発送日に招集通知全文を、和文に加えて英訳についても掲載するほか、中央三井信託銀行、三菱UFJ信託銀行、住友信託銀行の議案掲載サイトに招集通知全文の和文及び英訳の掲載をしています。

2．IRに関する活動状況

	代表者自身による説明の有無	補足説明
アナリスト・機関投資家向けに定期的説明会を開催	あり	年2回、決算発表日と同日に開催しています。社長から経営の概況や経営方針を、会計財務部門統括執行役員から業績の実績及び予想について報告・説明しています。また、年1回、工場見学会や事業説明会を開催しています。
海外投資家向けに定期的説明会を開催	あり	米国及び欧州に、それぞれ年1回訪問し、社長が経営方針や経営環境、業績、今後の見通し等について説明し、その後投資家からの質問に答える形式で説明会を実施しています。
IR資料のホームページ掲載	なし	決算短信（年4回）、有価証券報告書、半期報告書、アニュアルレポート（英語のみ）、事業報告書（年2回）、株主総会説明資料及び決算説明会資料（年2回）を掲載しています。また株主総会説明資料、決算説明会資料及び決算短信要約版を、英訳して発表同日に掲載しています。 日本語のホームページ：http://www.kao.co.jp/corp/ir/index.html 英語のホームページ：http://www.kao.co.jp/en/ir/index.html
IRに関する部署（担当者）の設置	—	会計財務部門がIRを担当しており、部門の中にグループを設置し、部長1名、担当2名の3名で対応しています。

3．ステークホルダーの立場の尊重に係る取組み状況

	補足説明
社内規程等によりステークホルダーの立場の尊重について規定	当社の企業理念を集大成した花王ウエイにおいて、「私たちは、消費者・顧客の立場にたって、心をこめた"よきモノづくり"を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献することを使命とします。」と謳い、またその「ビジョン」において、「私たちは、それぞれの市場で消費者・顧客を最もよく知る企業となることをグローバルにめざし、全てのステークホルダーの支持と信頼を獲得するとともに、社会の持続的な発展に寄与します。」と規定しているほか、花王ビジネスコンダクトガイドライン（花王企業行動指針）の基本精神において、「『倫理に基づく行動』と『法の遵守』を基本におき、良識ある公正な行動により、花王が誠実で清潔な"徳のある企業"として、全てのステークホルダーから支持されることを目指す。」と規定し、その本文において、各ステークホルダーの立場を尊重した行動基準について詳細を規定しています。
環境保全活動、CSR活動等の実施	社長を委員長とする「CSR 委員会」、取締役を委員長とする「レスポンシブルケア委員会」が活動の基本方針の策定とレビューを行い、これに則った日々の具体的な活動については、専門部署を設置し推進しております。従来発行していました環境・安全報告書あるいは環境安全・社会報告書を、2005年よりCSRレポートとして発行し、当社のCSRの考え方と様々なCSR関連活動を報告しています。
ステークホルダーに対する情報提供に係る方針等の策定	2005年9月に発足した情報開示委員会では、2006年5月に情報開示に関する基本方針を策定しました。本指針には、当社が従前から実施してきましたとおり、会社法、証券取引法、各種法令及び証券取引所の定める規則を遵守し、「適時開示規則」に該当する情報を迅速に開示することにより、株主・投資家をはじめとする全てのステークホルダーに適時・正確且つ公平に情報を開示するという方針が織り込まれています。

Ⅳ 内部統制システムに関する基本的な考え方及びその整備状況

当社では、2006 年 5 月 22 日開催の取締役会において、下記のとおり「内部統制体制の整備に関する方針」を決議しております。

内部統制体制の整備に関する方針

＜内部統制体制に関する基本的な考え方＞
企業価値の継続的な増大をめざして、適法かつ効率的な、また健全で透明性の高い経営が実現できるよう、経営体制、経営組織及び経営システムを整備することを重要な課題として、代表取締役社長執行役員を委員長とする内部統制委員会を設置し、下記の施策を実施する。

1．取締役及び使用人の職務の執行が法令及び定款に適合することを確保するための体制
花王グループの役員及び使用人は、法令、定款、社内規程及び社会的倫理の遵守について規定した「花王ビジネスコンダクトガイドライン（花王企業行動指針）」に基づき誠実に行動することが求められ、コンプライアンスを担当する取締役を委員長とするコンプライアンス委員会がその遵守を推進する。その遵守状況については、経営監査室によるモニタリングや、社内外の関係者からの通報・相談窓口への情報等によって早期に把握し、問題がある場合には速やかな解決に努め、また、類似事例の再発を防止するために適切な措置をとる。

2．取締役の職務の執行に係る情報の保存及び管理に関する体制
取締役の職務執行に係る議事録・決裁記録及びそれらの付属資料、並びに会計帳簿・会計伝票等（以下、文書等）は当該文書等を管理すべき部門において、その部門責任者の指揮監督のもと、保存が必要とされる期間以上保存する。法務を担当する取締役は、

文書管理規程を整備し、文書等の保存及び管理のための体制確保を図る。取締役、監査役及びそれらに指名された使用人はいつでも文書等を閲覧できるものとする。

3. 損失の危険の管理に関する規程その他の体制
経営戦略上のリスクについては、事前に関連部門においてリスクの分析やその対応策の検討を行い、必要に応じて取締役会または経営会議において審議を行う。業務運営上のリスクについては、「花王リスクマネジメントポリシー」に基づいて管理する。リスクマネジメントを担当する取締役を委員長とするリスクマネジメント委員会において、全社横断的なリスク管理の推進と、災害その他の危機発生時の対応策を整備する。なお、重大な危機が発生した場合には、代表取締役社長執行役員を本部長とする対策本部を設置し、対応を行う。

4. 取締役の職務の執行が効率的に行われることを確保するための体制
取締役会は、中期経営基本戦略において注力すべき方向性を定めた上で、これを各部門及び子会社等の中期計画に落とし込み、毎年取締役会等でレビューし、計画の進捗状況及び事業環境の変化に対応し、必要な軌道修正を行うものとする。収支計画その他重要な事業計画の進捗については、経営会議において月次または適宜レビューし、課題を抽出し、対策の実行につなげるものとする。また、監督と執行を分離し、その実効性を確保するために取締役会または経営会議に諮るべき決裁基準を必要に応じて見直すものとする。

5. 当社及びその子会社から成る企業集団における業務の適正を確保するための体制
内部統制委員会及びその関連委員会は、当社及び子会社の事業活動に関し、法令及び定款に適合することを確保するための諸施策に加え、横断的に業務の適正と効率性の確保を推進し、その監視を行うとともに定期的に取締役会に報告するものとする。代表取締役及び業務担当取締役・執行役員は、それぞれの職務分掌に従い、花王グループ会社が適切な内部統制システムの整備を行うように指導する。また、子会社における業務の適正の確保のために、子会社からの定期的な報告ルールの充実を図り、内部監査の充実を行うものとする。

6. 監査役がその職務を補助すべき使用人を置くことを求めた場合における当該使用人に関する事項
監査役監査を実効的に行うために、監査役から補助すべき使用人を置くことの求めがあった場合は、取締役は監査役と具体的な人選を協議し、配置する。

7. 前項の使用人の取締役からの独立性に関する事項
監査役の職務を補助すべき使用人の任命、評価、異動及び懲戒は監査役会の意見を徴してこれを尊重する。

8. 取締役及び使用人が監査役に報告をするための体制その他の監査役への報告に関する体制
監査役は、経営会議、内部統制委員会及びその関連の委員会への出席並びに重要な会議の議事録や決裁記録等の文書の閲覧をいつでも行うことができ、また、代表取締役との定期的な意見交換を始め、各部門の責任者から活動状況の報告を受けることができる。また、取締役は、会社に著しい損害を及ぼす恐れがある事実及び法令・定款に違反する重大な事実等が発生した場合は、速やかに監査役に報告する。

9. その他監査役の監査が実効的に行われることを確保するための体制
監査役は、効率的かつ効果的な監査役監査を行うために、会計監査人及び経営監査室を始めとする内部監査部門並びに子会社

の監査役及び内部監査部門と情報の交換を含む緊密な協力関係を維持するとともに、必要に応じて独自に弁護士や公認会計士等の外部専門家の支援を受けることができる。

参考資料「模式図」：巻末「添付資料」をご覧ください。

V その他

1. 買収防衛に関する事項

2006年6月開催の当社定時株主総会に敵対的買収防衛策の議案を提出する予定はありませんが、当社は敵対的買収防衛策の導入を重要な経営課題の一つとして考え、法制度や世間の動向等を注視しつつ、合理的な防衛策の導入の是非につき継続して検討を行っております。

当社としては、当社の株主には当社株式を長期的に保有していただきたいと希望しており、長期保有される株主の利益のためには、EVAの増大につながるような事業活動を活発に行うことにより企業価値を長期的に高め、且つ、配当（*）など株主への還元を充実していくことが本来あるべき姿であると考えております。企業価値の増大と株主還元の充実を通じて、当社の株価及び時価総額が高まることで、株主の利益に反する敵対的買収が行いにくくなるものと考えております。

同時にCSR活動等を通じて当社が社会に貢献していることを全てのステークホルダーに理解していただくことで、当社経営陣に対する信頼が増すことも、かかる敵対的買収に対する大きな抑止力になると考えております。

*：当社では、連結ベースでの配当性向を40%とすることを目標としております。

2. その他コーポレート・ガバナンス体制等に関する事項

———

【 参考資料：模式図 】


株主総会
監視
監査役会
監査
取締役会
会長・社長選任審査委員会
報酬諮問委員会
監督
監査
経営会議
会計監査人
監査
CSR委員会
内部統制委員会
情報開示委員会
コンプライアンス委員会
TS・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会
品質保証委員会
コンプライアンス相談窓口
相談
社外弁護士
監査
経営監査室
監査
・機能部門
会計財務部門
法務・コンプライアンス部門
リスクマネジメント室
環境・安全推進本部
品質保証本部
その他
・事業部門 ・生産技術部門 ・研究開発部門
監査
調査
（出席）
子会社、関連会社
関係会社監査役連絡会議
（出席）
監査役
公認会計士
監査

最終更新日：2006年6月29日

花王株式会社

代表取締役　社長執行役員　尾崎　元規
問合せ先：法務・コンプライアンス部門　法務部　皆川　要
証券コード：4452
http://www.kao.co.jp/

当社のコーポレート・ガバナンスの状況は以下のとおりです。

I コーポレート・ガバナンスに関する基本的な考え方及び資本構成、企業属性その他の基本情報

1．基本的な考え方

企業価値の継続的な増大をめざして、効率が高く、健全で透明性の高い経営が実現できるよう、経営体制及び内部統制システムを整備し、必要な施策を実施していくことが、当社のコーポレート・ガバナンスに関する取組みの基本的な考え方であり、経営上の最も重要な課題のひとつと位置づけております。

2．資本構成

外国人株式所有比率	30%以上

【大株主の状況】

氏名または名称	所有株式数(株)	割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	26,019,000	4.73
モックスレイ・アンド・カンパニー	26,008,000	4.73
ステート ストリート バンク アンド トラスト カンパニー 505103	25,392,000	4.62
日本マスタートラスト信託銀行株式会社(信託口)	18,879,000	3.43
東京海上日動火災保険株式会社	17,402,000	3.16
全国共済農業協同組合連合会	16,246,000	2.95
日本生命保険相互会社	15,200,000	2.76
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション	11,642,000	2.11
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	10,944,000	1.99
野村證券株式会社	10,261,000	1.86

3．企業属性

上場取引所及び市場区分	東京　第一部
決算期	3月
業種	化学
(連結)従業員数	1000人以上

(連結)売上高	1000億円以上1兆円未満
親会社	なし
連結子会社数	100社以上300社未満

4．その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情

――

II 経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況

1．機関構成・組織運営等に係る事項

組織形態	監査役設置会社

【取締役関係】

取締役会の議長	会長(社長を兼任している場合を除く)
取締役の人数	15 名
社外取締役の選任状況	選任している
社外取締役の人数	2 名

会社との関係(1)

氏名	属性	a	b	c	d	e	f	g	h	i
高橋 温	他の会社の出身者					○	○		○	
正田 修	他の会社の出身者				○	○			○	

(会社との関係(※1))

※1　会社との関係についての選択項目
- a　親会社出身である
- b　その他の関係会社出身である
- c　当該会社の大株主である
- d　他の会社の社外取締役又は社外監査役を兼任している
- e　他の会社の業務執行取締役、執行役等である
- f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
- g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
- h　本人と当該会社との間で責任限定契約を締結している
- i　その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
高橋 温	住友信託銀行株式会社代表取締役 取締役会長	経営者としての豊富な経験及び金融業界における長年の経験からの視点に基づく経営の監督とチェック機能を期待し、選任しています。
正田 修	株式会社日清製粉グループ本社代表取締役会長	当社と同じ製造業の会社の経営者としての豊富な経験からの視点に基づく経営の監督とチェック機能を期待し、選任しています。

その他社外取締役の主な活動に関する事項

2005 年 4 月から 2006 年 3 月の期間における社外取締役の取締役会への出席率は 71.9%であります。取締役会においては、定期的に会社運営全般に関する所感を述べていただいているほか、豊富な経験に基づく大局的、客観的見地から、各議題に関し毎回積極的な質問、意見を表明いただいております。また、必要に応じて、国内外の事業場への訪問を行っていただいております。

【 監査役関係 】

監査役会の設置の有無	設置している
監査役の人数 更新	4名

監査役と会計監査人の連携状況

事業年度の会計監査の開始にあたり、監査役は会計監査人より、監査の基本方針・重点監査事項・監査事業所と主な監査内容等を記した監査計画書を入手し、会計監査人と当該監査計画書の記述内容に関する意見交換を実施しています。

また、中間期決算においては、会計監査人の中間期会計監査作業の過程において、監査役は会計監査人より、主な監査内容とそれまでの監査における重要な問題点の有無に関する報告を受けて意見交換を行い、会計監査人が中間監査報告書を当社の取締役会に提出するときに、中間監査報告会を開催し、会計監査人より中間監査結果に関する要約の報告を受けております。

事業年度の年間決算においても、監査役は、会計監査人の会計監査作業の過程で相互の監査内容に関する協議の機会をもち、また、会計監査人より法令の定めによる期限内に監査報告書を受領するとともに監査結果の要約の報告を受け、その後の監査役会の監査報告書の作成に役立てています。

その他、監査役は、必要の都度会計監査人と連絡を取り、相互の監査意見の形成に資するための連携を取っています。

監査役と内部監査部門の連携状況

監査役は、経営監査室や法務・コンプライアンス部門のほか、社内に設けられた環境安全・品質保証・リスク管理等に関わる内部監査関連部門と、それぞれ四半期或いは半期毎に定期的な会合をもって各内部監査関連部門の活動状況を聴取するとともに意見交換を行い、また必要の都度、双方が保有する情報を相手方に提供することにより連携を深め、相互の監査活動のレベルアップを図っています。

社外監査役の選任状況	選任している
社外監査役の人数 更新	2名

会社との関係(1) 更新

氏名	属性	a	b	c	d	e	f	g	h	i
伊東 敏	公認会計士								○	
大江 忠	弁護士				○				○	

※1 会社との関係についての選択項目
a 親会社出身である
b その他の関係会社出身である
c 当該会社の大株主である
d 他の会社の社外取締役又は社外監査役を兼任している
e 他の会社の業務執行取締役、執行役等である
f 当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
g 当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
h 本人と当該会社との間で責任限定契約を締結している
i その他

会社との関係(2) 更新

氏名	適合項目に関する補足説明	当該社外監査役を選任している理由
伊東 敏	――	公認会計士としての高い専門性と、豊富な監査経験・知識に基づく視点を期待し、選任しています。
大江 忠	キヤノン株式会社社外監査役、株式会社丸井社外監査役	弁護士としての高い専門性と、豊富な経験・知識に基づく客観的な視点を期待し、選任しています。

その他社外監査役の主な活動に関する事項 更新

2005 年 4 月から 2006 年 3 月の期間における社外監査役の取締役会への出席率は 93.8%であります。取締役会においては、専門的、客観的見地から、ほぼ毎回積極的かつ的確な質問、発言をいただいております。また、2005 年 4 月から 2006 年 3 月の期間における社外監査役の監査役会への出席率は 92.9%であり、監査役会においても毎回豊富な知識と経験に基づく的確なご意見をいただいております。また、必要に応じて、国内の事業場の監査にも参加いただいております。

【 インセンティブ関係 】

取締役へのインセンティブ付与に関する施策の実施状況	業績連動型報酬制度の導入、ストックオプション制度の導入

該当項目に関する補足説明

取締役報酬については、株主との利害を共有化する目的でストックオプション制度を導入しているほか、年間予定報酬の20%を超える部分をEVA(経済的付加価値)等を基準とした業績連動型報酬としております。但し、社外取締役には業績連動型報酬は導入しておりません。

ストックオプションの付与対象者	社内取締役、従業員

該当項目に関する補足説明

会社が当該付与対象者にストックオプションを付与している理由は、対象者と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的としているためであります。当社としては、この目的に合致する経営を担う役員、幹部社員、重要子会社幹部を付与対象者として選定しています。

【 取締役報酬関係 】

開示手段	有価証券報告書、営業報告書(事業報告)
開示状況	全取締役の総額を開示

該当項目に関する補足説明

2006 年3月期における取締役の報酬等の内容は以下のとおりでありますが、取締役の報酬については、株主との利害を共有化する目的でストック・オプション制度の導入、EVA等を基準とした賞与の業績連動性の明確化、役員退職慰労引当金の新規積み立ての停止などを実施しております。

1. 取締役へ支払った報酬

取締役　15名　　327百万円

(注)1. 2006年3月期末在籍人員は、取締役15名であります。

(注)2. 取締役報酬限度額は次のとおりであります。

年額 450百万円(1992年6月26日開催の第86期定時株主総会決議)

2. 使用人兼務取締役に対する使用人給与等相当額

156百万円(賞与を含む)

3. 利益処分による取締役賞与金の支給額

70百万円

上記の内容は、営業報告書及び有価証券報告書において開示予定であり、両報告書とも当社ホームページに掲載致します。

【 社外取締役(社外監査役)のサポート体制 】

社外取締役に対しては、取締役会における充実した議論に資するため、取締役会の議題の提案の背景、目的、その内容等につき、毎回取締役会の開催前に、取締役会の事務局より十分な説明が行われております。

また、社外監査役については、要請に応じて、経営監査室、法務・コンプライアンス部門などの機能部門が補助する体制となっています。

2. 業務執行、監査・監督、指名、報酬決定等の機能に係る事項

当社では、従来の取締役と監査役という枠組みの中で、監督と執行の分離を進めていく体制として、執行役員制度を2002年6月より導入しており、2006年6月の株主総会後の経営体制は、社外取締役2名と代表権のない取締役会会長を含む取締役15名と、取締役兼務者11名を含む執行役員23名であります。委員会設置会社に移行する是非については、今後も重要な経営課題として継続して検討していきますが、委員会設置会社における報酬委員会及び指名委員会と同様の機能を果たすものとして、報酬諮問委員会及び会長・社長選任審査委員会を設置しております。報酬諮問委員会は、代表取締役、取締役会会長及び全社外取締役により構成され、代表取締役が、取締役及び執行役員の報酬制度や水準について意見を求めるもので、毎年1回役員報酬改訂時期に開催しております。2006年3月期も全委員の出席により開催され、現任の取締役及び執行役員に対する報酬制度と報酬額水準について妥当であるとの審査評価を受けており、その旨が取締役会に報告されております。会長・社長選任審査委員会は、全社外取締役及び全社外監査役だけで構成し、会長と社長の選任及び再任の際に、その適正さにつき、事前に同委員会の審査を経て、取締役会に意見具申をするものです。2004年6月の新会長・新社長選任及び2006年の取締役改選後の会長・社長再選候補選任に際しては、それに先立ち会長・社長選任審査委員会の全委員が出席し審査委員会が開催され、審査の上、取締役会に候補者の適正性に問題はない旨の意見が出されております。

また、当社会計監査人である監査法人トーマツは既に自主的に業務執行社員について、当社の会計監査に一定期間を超えて関与することのないよう措置を講じております。当社は同監査法人との間で、会社法監査と証券取引法監査について、監査契約書を締結し、それに基づき報酬を支払っております。2006年3月期において業務を執行した公認会計士の氏名、監査業務に係る補助者の構成については下記のとおりです。

・業務を執行した公認会計士の氏名

指定社員　業務執行社員：吉田修己、佐藤嘉雄、安藤　武

・会計監査業務に係る補助者の構成

公認会計士 14 名、会計士補 11 名、その他9名

Ⅲ 株主その他の利害関係者に関する施策の実施状況

1．株主総会の活性化及び議決権行使の円滑化に向けての取組み状況

	補足説明
株主総会招集通知の早期発送	例年株主総会の約1ヶ月前に招集通知を発送することとしています（2005年定時株主総会においては、開催日（6月29日）の29日前（5月31日）、2006年定時株主総会においては、開催日（6月29日）の28日前（6月1日）に発送）。
電磁的方法による議決権の行使	・2006年定時株主総会より、電磁的方法による議決権の行使を開始しました。 ・2006年定時株主総会より、㈱ICJ（インベスター・コミュニケーション・ジャパン）が運営する機関投資家向け議決権電子行使プラットフォームの利用を開始しました。
その他	当社ホームページに、招集通知発送日に招集通知全文を、和文に加えて英訳についても掲載するほか、中央三井信託銀行、三菱UFJ信託銀行、住友信託銀行の議案掲載サイトに招集通知全文の和文及び英訳の掲載をしています。

2．IRに関する活動状況

	代表者自身による説明の有無	補足説明
アナリスト・機関投資家向けに定期的説明会を開催	あり	年2回、決算発表日と同日に開催しています。社長から経営の概況や経営方針を、会計財務部門統括執行役員から業績の実績及び予想について報告・説明しています。また、年1回、工場見学会や事業説明会を開催しています。
海外投資家向けに定期的説明会を開催	あり	米国及び欧州に、それぞれ年1回訪問し、社長が経営方針や経営環境、業績、今後の見通し等について説明し、その後投資家からの質問に答える形式で説明会を実施しています。
IR資料のホームページ掲載	なし	決算短信（年4回）、有価証券報告書、半期報告書、アニュアルレポート（英語のみ）、事業報告書（年2回）、株主総会説明資料及び決算説明会資料（年2回）を掲載しています。また株主総会説明資料、決算説明会資料及び決算短信要約版を、英訳して発表同日に掲載しています。 日本語のホームページ：http://www.kao.co.jp/corp/ir/index.html 英語のホームページ：http://www.kao.co.jp/en/ir/index.html
IRに関する部署（担当者）の設置	―	会計財務部門がIRを担当しており、部門の中にグループを設置し、部長1名、担当2名の3名で対応しています。

3．ステークホルダーの立場の尊重に係る取組み状況

	補足説明
社内規程等によりステークホルダーの立場の尊重について規定	当社の企業理念を集大成した花王ウエイにおいて、「私たちは、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献することを使命とします。」と謳い、またその「ビジョン」において、「私たちは、それぞれの市場で消費者・顧客を最もよく知る企業となることをグローバルにめざし、全てのステークホルダーの支持と信頼を獲得するとともに、社会の持続的な発展に寄与します。」と規定しているほか、花王ビジネスコンダクトガイドライン（花王企業行動指針）の基本精神において、「『倫理に基づく行動』と『法の遵守』を基本におき、良識ある公正な行動により、花王が誠実で清潔な“徳のある企業”として、全てのステークホルダーから支持されることを目指す。」と規定し、その本文において、各ステークホルダーの立場を尊重した行動基準について詳細を規定しています。
環境保全活動、CSR活動等の実施	社長を委員長とする「CSR 委員会」、取締役を委員長とする「レスポンシブルケア委員会」が活動の基本方針の策定とレビューを行い、これに則った日々の具体的な活動については、専門部署を設置し推進しております。従来発行していました環境・安全報告書あるいは環境安全・社会報告書を、2005年よりCSRレポートとして発行し、当社のCSRの考え方と様々なCSR関連活動を報告しています。
ステークホルダーに対する情報提供に係る方針等の策定	2005年9月に発足した情報開示委員会では、2006年5月に情報開示に関する基本方針を策定しました。本指針には、当社が従前から実施してきましたとおり、会社法、証券取引法、各種法令及び証券取引所の定める規則を遵守し、「適時開示規則」に該当する情報を迅速に開示することにより、株主・投資家をはじめとする全てのステークホルダーに適時・正確且つ公平に情報を開示するという方針が織り込まれています。

Ⅳ 内部統制システムに関する基本的な考え方及びその整備状況

当社では、2006 年 5 月 22 日開催の取締役会において、下記のとおり「内部統制体制の整備に関する方針」を決議しております。

内部統制体制の整備に関する方針

＜内部統制体制に関する基本的な考え方＞

企業価値の継続的な増大をめざして、適法かつ効率的な、また健全で透明性の高い経営が実現できるよう、経営体制、経営組織及び経営システムを整備することを重要な課題として、代表取締役社長執行役員を委員長とする内部統制委員会を設置し、下記の施策を実施する。

1. 取締役及び使用人の職務の執行が法令及び定款に適合することを確保するための体制

花王グループの役員及び使用人は、法令、定款、社内規程及び社会的倫理の遵守について規定した「花王ビジネスコンダクトガイドライン（花王企業行動指針）」に基づき誠実に行動することが求められ、コンプライアンスを担当する取締役を委員長とするコンプライアンス委員会がその遵守を推進する。その遵守状況については、経営監査室によるモニタリングや、社内外の関係者からの通報・相談窓口への情報等によって早期に把握し、問題がある場合には速やかな解決に努め、また、類似事例の再発を防止するために適切な措置をとる。

2. 取締役の職務の執行に係る情報の保存及び管理に関する体制

取締役の職務執行に係る議事録・決裁記録及びそれらの付属資料、並びに会計帳簿・会計伝票等（以下、文書等）は当該文書等を管理すべき部門において、その部門責任者の指揮監督のもと、保存が必要とされる期間以上保存する。法務を担当する取締役は、

文書管理規程を整備し、文書等の保存及び管理のための体制確保を図る。取締役、監査役及びそれらに指名された使用人はいつでも文書等を閲覧できるものとする。

3. 損失の危険の管理に関する規程その他の体制
経営戦略上のリスクについては、事前に関連部門においてリスクの分析やその対応策の検討を行い、必要に応じて取締役会または経営会議において審議を行う。業務運営上のリスクについては、「花王リスクマネジメントポリシー」に基づいて管理する。リスクマネジメントを担当する取締役を委員長とするリスクマネジメント委員会において、全社横断的なリスク管理の推進と、災害その他の危機発生時の対応策を整備する。なお、重大な危機が発生した場合には、代表取締役社長執行役員を本部長とする対策本部を設置し、対応を行う。

4. 取締役の職務の執行が効率的に行われることを確保するための体制
取締役会は、中期経営基本戦略において注力すべき方向性を定めた上で、これを各部門及び子会社等の中期計画に落とし込み、毎年取締役会等でレビューし、計画の進捗状況及び事業環境の変化に対応し、必要な軌道修正を行うものとする。収支計画その他重要な事業計画の進捗については、経営会議において月次または適宜レビューし、課題を抽出し、対策の実行につなげるものとする。また、監督と執行を分離し、その実効性を確保するために取締役会または経営会議に諮るべき決裁基準を必要に応じて見直すものとする。

5. 当社及びその子会社から成る企業集団における業務の適正を確保するための体制
内部統制委員会及びその関連委員会は、当社及び子会社の事業活動に関し、法令及び定款に適合することを確保するための諸施策に加え、横断的に業務の適正と効率性の確保を推進し、その監視を行うとともに定期的に取締役会に報告するものとする。代表取締役及び業務担当取締役・執行役員は、それぞれの職務分掌に従い、花王グループ会社が適切な内部統制システムの整備を行うように指導する。また、子会社における業務の適正の確保のために、子会社からの定期的な報告ルールの充実を図り、内部監査の充実を行うものとする。

6. 監査役がその職務を補助すべき使用人を置くことを求めた場合における当該使用人に関する事項
監査役監査を実効的に行うために、監査役から補助すべき使用人を置くことの求めがあった場合は、取締役は監査役と具体的な人選を協議し、配置する。

7. 前項の使用人の取締役からの独立性に関する事項
監査役の職務を補助すべき使用人の任命、評価、異動及び懲戒は監査役会の意見を徴してこれを尊重する。

8. 取締役及び使用人が監査役に報告をするための体制その他の監査役への報告に関する体制
監査役は、経営会議、内部統制委員会及びその関連の委員会への出席並びに重要な会議の議事録や決裁記録等の文書の閲覧をいつでも行うことができ、また、代表取締役との定期的な意見交換を始め、各部門の責任者から活動状況の報告を受けることができる。また、取締役は、会社に著しい損害を及ぼす恐れがある事実及び法令・定款に違反する重大な事実等が発生した場合は、速やかに監査役に報告する。

9. その他監査役の監査が実効的に行われることを確保するための体制
監査役は、効率的かつ効果的な監査役監査を行うために、会計監査人及び経営監査室を始めとする内部監査部門並びに子会社

の監査役及び内部監査部門と情報の交換を含む緊密な協力関係を維持するとともに、必要に応じて独自に弁護士や公認会計士等の外部専門家の支援を受けることができる。

参考資料「模式図」:巻末「添付資料」をご覧ください。

V その他

1．買収防衛に関する事項

2006年6月開催の当社定時株主総会に敵対的買収防衛策の議案を提出しておりませんが、当社は敵対的買収防衛策の導入を重要な経営課題の一つとして考え、法制度や世間の動向等を注視しつつ、合理的な防衛策の導入の是非につき継続して検討を行っております。

当社としては、当社の株主には当社株式を長期的に保有していただきたいと希望しており、長期保有される株主の利益のためには、EVAの増大につながるような事業活動を活発に行うことにより企業価値を長期的に高め、且つ、配当(*)など株主への還元を充実していくことが本来あるべき姿であると考えております。企業価値の増大と株主還元の充実を通じて、当社の株価及び時価総額が高まることで、株主の利益に反する敵対的買収が行いにくくなるものと考えております。

同時にCSR活動等を通じて当社が社会に貢献していることを全てのステークホルダーに理解していただくことで、当社経営陣に対する信頼が増すことも、かかる敵対的買収に対する大きな抑止力になると考えております。

*:当社では、連結ベースでの配当性向を40%とすることを目標としております。

2．その他コーポレート・ガバナンス体制等に関する事項

―――

【 参考資料：模式図 】


株主総会
監視
監査役会
監査
取締役会
会長・社長選任審査委員会
報酬諮問委員会
監督
会計監査人
監査
監査
経営会議
CSR委員会
内部統制委員会
情報開示委員会
コンプライアンス委員会
TS・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会
品質保証委員会
コンプライアンス相談窓口
相談
社外弁護士
監査
経営監査室
監査
・機能部門
会計財務部門
法務・コンプライアンス部門
リスクマネジメント室
環境・安全推進本部
品質保証本部
その他
・事業部門 ・生産技術部門 ・研究開発部門
監査
調査
（出席）
監査
関係会社監査役連絡会議
（出席）
子会社、関連会社
監査役
公認会計士

Exhibit B-3

Exhibit B-4

【表紙】

RECEIVED
2006 JUL 19 A 10:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

【発行登録番号】	18－関東78
【提出書類】	発行登録書
【提出先】	関東財務局長
【提出日】	平成18年６月１日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【発行登録の対象とした募集有価証券の種類】	社債
【発行予定期間】	この発行登録書による発行登録の効力発生予定日（平成18年６月９日）から２年を経過する日（平成20年６月８日）
【発行予定額】	120,000百万円
【安定操作に関する事項】	該当事項はありません
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【証券情報】

第1【募集要項】

以下に記載するもの以外については、有価証券を募集により取得させるに当たり、その都度「訂正発行登録書」又は「発行登録追補書類」に記載します。

1【新規発行社債】

未定

2【社債の引受け及び社債管理の委託】

未定

3【新規発行による手取金の使途】

(1)【新規発行による手取金の額】

未定

(2)【手取金の使途】

借入返済資金、運転資金、設備資金及び投融資資金に充当する予定です。

第2【売出要項】

該当事項はありません。

第3【その他の記載事項】

該当事項はありません。

第二部【参照情報】

第1【参照書類】

会社の概況及び事業の概況等法第5条第1項第2号に掲げる事項については、以下に掲げる書類を参照下さい。

1【有価証券報告書及びその添付書類】

事業年度　第99期（自平成16年4月1日　至平成17年3月31日）平成17年6月29日関東財務局長に提出

2【半期報告書】

事業年度　第100期中（自平成17年4月1日　至平成17年9月30日）平成17年11月15日関東財務局長に提出

3【臨時報告書】

1の有価証券報告書提出後、本発行登録書提出日（平成18年6月1日）までに、証券取引法第24条の5第4項ならびに企業内容等の開示に関する内閣府令第19条第2項第3号に基づく臨時報告書を平成17年11月4日に関東財務局長に提出

4【臨時報告書】

1の有価証券報告書提出後、本発行登録書提出日（平成18年6月1日）までに、証券取引法第24条の5第4項ならびに企業内容等の開示に関する内閣府令第19条第2項第3号に基づく臨時報告書を平成17年12月19日に関東財務局長に提出

第2【参照書類の補完情報】

上記に掲げた参照書類としての有価証券報告書に記載された「事業等のリスク」について、当該有価証券報告書の提出日以後、本発行登録提出日（平成18年6月1日）までの間において生じた変更その他の事由はありません。また、当該有価証券報告書には将来に関する事項が記載されておりますが、当該事項は本発行登録書提出日現在においてもその判断に変更はなく、新たに記載する将来に関する事項もありません。

第3【参照書類を縦覧に供している場所】

花王株式会社

（東京都中央区日本橋茅場町一丁目14番10号）

株式会社東京証券取引所

（東京都中央区日本橋兜町2番1号）

第三部【保証会社等の情報】

該当事項はありません。

【表紙】

【提出書類】	訂正発行登録書
【提出先】	関東財務局長
【提出日】	平成18年6月29日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【発行登録の対象とした募集有価証券の種類】	社債
【発行登録書の提出日】	平成18年6月1日
【発行登録書の効力発生日】	平成18年6月9日
【発行登録書の有効期限】	平成20年6月8日
【発行登録番号】	18－関東78
【発行予定額】	120,000百万円
【発行残額】	120,000百万円 (120,000百万円) (注) 発行残額は、券面総額又は振替社債の総額の合計額（下段（ ）書きは、発行価額の総額の合計額）に基づき算出した。
【効力停止期間】	この訂正発行登録書の提出による発行登録の効力停止期間は、平成18年6月29日（提出日）から平成18年6月30日までである。
【提出理由】	有価証券報告書（第100期　自平成17年4月1日　至平成18年3月31日）を平成18年6月29日に関東財務局長へ提出した。この有価証券報告書の提出により、当該書類を平成18年6月1日付で提出した発行登録書の参照書類とする。
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町2番1号)

【訂正内容】

表紙の「提出理由」に記載のとおりである。

Exhibit B-5

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	証券取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成18年６月９日
【報告期間】	自　平成18年５月１日　至　平成18年５月31日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	執行役員　会計財務部門統括　　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

株式の種類　普通株式

1【取得状況】

(1)【定時総会決議による買受けの状況】

平成18年５月31日現在

区分	株式数（株）		価額の総額（円）
定時株主総会での決議状況 （平成17年６月29日決議）	20,000,000		50,000,000,000
報告月における取得自己株式（取得日）	月　日	−	−
計	−	−	−
報告月末現在の累積取得自己株式	−		−
自己株式取得の進捗状況（％）	−		−

（注）定時株主総会において商法第210条の規定に基づき決議された株式総数の、当該総会の終結した日現在の発行済株式総数に対する割合は、3.6％であります。

(2)【子会社からの買受けの状況】

平成18年５月31日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）	−		−
報告月における取得自己株式（取得日）	月　日	−	−
計	−	−	−
報告月末現在の累積取得自己株式	−		−
自己株式取得の進捗状況（％）	−		−

(3)【定款の定めによる取締役会決議による買受けの状況】

平成18年５月31日現在

区分	株式数（株）		価額の総額（円）
取締役会での決議状況 （平成　年　月　日決議）	−		−
報告月における取得自己株式（取得日）	月　日	−	−
計	−	−	−
報告月末現在の累積取得自己株式	−		−
自己株式取得の進捗状況（％）	−		−

2【処理状況】

平成18年５月31日現在

区分	処分、消却又は移転株式数（株）		処分価額の総額（円）
新株発行に関する手続を準用する処分を行った取得自己株式	月　日	－	－
計	－	－	－
消却の処分を行った取得自己株式	月　日	－	－
計	－	－	－
合併、株式交換、会社分割に係る取得自己株式の移転	月　日	－	－
計	－	－	－
合計		－	－

3【保有状況】

平成18年5月31日現在

区分	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	1,340,526

Exhibit B-6

有価証券報告書

第　１　０　０　期

〔自　平成17年４月１日〕
〔至　平成18年３月31日〕

花王株式会社

東京都中央区日本橋茅場町一丁目14番10号

（２６４００７）

目次

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成18年６月29日
【事業年度】	第100期（自　平成17年４月１日　至　平成18年３月31日）
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第１【企業の概況】

１【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第96期	第97期	第98期	第99期	第100期
決算年月		平成14年３月	平成15年３月	平成16年３月	平成17年３月	平成18年３月
売上高	百万円	839,026	865,247	902,627	936,851	971,230
経常利益	〃	113,581	117,487	122,651	125,345	121,956
当期純利益	〃	60,274	62,462	65,358	72,180	71,140
純資産額	〃	459,731	417,030	427,756	448,249	509,676
総資産額	〃	772,144	720,849	723,891	688,973	1,220,564
１株当たり純資産額	円	779.44	744.56	782.14	821.47	935.11
１株当たり当期純利益	〃	100.43	108.05	119.06	131.16	130.58
潜在株式調整後１株当たり当期純利益	〃	96.55	103.69	113.98	129.09	130.28
自己資本比率	%	59.5	57.9	59.1	65.1	41.8
自己資本利益率	〃	13.1	14.2	15.5	16.5	14.9
株価収益率	倍	24.2	22.2	20.0	18.8	23.7
営業活動によるキャッシュ・フロー	百万円	130,925	134,179	117,928	109,567	117,292
投資活動によるキャッシュ・フロー	〃	△77,647	△77,568	△37,348	△54,407	△479,535
財務活動によるキャッシュ・フロー	〃	△86,252	△104,186	△49,323	△90,657	356,721
現金及び現金同等物の期末残高	〃	124,921	75,684	107,151	70,409	67,527
従業員数 (外、平均臨時雇用者数)	人	19,923 (3,309)	19,807 (2,854)	19,330 (2,602)	19,143 (2,816)	29,908 (6,229)

(注) １．売上高には、消費税等は含まれておりません（以下も同様であります）。

２．第97期から、１株当たり純資産額、１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定に当たっては、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

(2) 提出会社の経営指標等

回次		第96期	第97期	第98期	第99期	第100期
決算年月		平成14年３月	平成15年３月	平成16年３月	平成17年３月	平成18年３月
売上高	百万円	654,184	661,747	665,914	694,655	688,589
経常利益	〃	98,518	98,300	105,410	104,558	100,134
当期純利益	〃	55,511	49,434	61,041	62,518	64,133
資本金	〃	85,414	85,424	85,424	85,424	85,424
発行済株式総数	千株	599,429	599,443	599,443	549,443	549,443
純資産額	百万円	459,868	411,791	423,762	435,329	474,444
総資産額	〃	671,007	623,731	630,900	605,005	1,024,155
１株当たり純資産額	円	778.55	734.64	774.86	797.83	869.58
１株当たり配当額 (うち１株当たり中間配当額)	〃 (〃)	26.00 (13.00)	30.00 (15.00)	32.00 (16.00)	38.00 (19.00)	50.00 (25.00)
１株当たり当期純利益	〃	92.25	85.42	111.19	113.62	117.61
潜在株式調整後１株当たり当期純利益	〃	88.71	82.04	106.46	111.84	117.34
自己資本比率	%	68.5	66.0	67.2	72.0	46.3
自己資本利益率	〃	11.8	11.3	14.6	14.6	14.1
株価収益率	倍	26.4	28.0	21.4	21.7	26.4
配当性向	%	27.9	35.1	28.8	33.4	42.5
従業員数	人	5,744	5,717	5,724	5,600	5,652

(注) 第97期から、１株当たり純資産額、１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定に当たっては、「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用しております。

2【沿革】

明治20年６月	洋小間物商長瀬富郎商店として発足。　―――（創業）
明治23年10月	「花王石鹸」を発売。
大正11年11月	吾嬬町工場（現東京工場）完成。
大正14年５月	花王石鹸株式会社長瀬商会設立。
昭和10年３月	大日本油脂株式会社を分離独立。
昭和15年５月	日本有機株式会社を日本橋馬喰町で設立。　―――（会社設立年月）
昭和15年９月	日本有機株式会社酒田工場（現酒田工場）完成。
昭和19年12月	大日本油脂株式会社和歌山工場（現和歌山工場）完成。
昭和21年10月	花王石鹸株式会社長瀬商会を株式会社花王と改称。
昭和24年５月	日本有機株式会社を花王石鹸株式会社と改称。東京証券取引所の市場第一部に上場。
12月	大日本油脂株式会社と株式会社花王が合併し花王油脂株式会社と改称。
昭和29年８月	花王石鹸株式会社が花王油脂株式会社を吸収合併。
昭和32年12月	和歌山工場に合成洗剤工場完成。
昭和35年３月	大阪証券取引所の市場第一部に上場（平成15年３月上場廃止）。
昭和38年３月	川崎工場完成。
昭和39年９月	タイに Kao Industrial (Thailand) Co.,Ltd. を設立。
12月	台湾に Kao (Taiwan) Corporationを設立。
昭和40年４月	和歌山工場内に産業科学研究所（和歌山研究所）完成。
７月	シンガポールに Kao (Singapore) Private Limitedを設立。
昭和42年８月	東京工場内に東京地区研究所（東京研究所）完成。
昭和45年３月	香港に 花王（香港）有限公司を設立。
11月	スペインに Sinor-Kao S.A. を設立。
昭和49年11月	花王クエーカー㈱を設立。
昭和50年３月	メキシコに Quimi-Kao S.A. de C.V. を設立。
12月	栃木工場完成。
昭和52年１月	フィリピンに Pilipinas Kao, Incorporatedを設立。
昭和53年２月	愛媛サニタリープロダクツ㈱を設立。
３月	栃木工場内に栃木研究所完成。
昭和54年５月	スペインに Molins-Kao S.A. を設立。
昭和55年４月	鹿島工場完成。
昭和59年４月	豊橋工場完成。
昭和60年２月	インドネシアの P.T. Dino Indonesia Industrial, Ltd.（現 P.T. Kao Indonesia）に資本参加。
９月	花王化粧品販売会社を全国９ヶ所に設立し、化粧品（ソフィーナ）事業を日本全国に展開。
10月	「花王石鹸株式会社」から「花王株式会社」へ商号変更。
昭和61年５月	カナダの Didak Manufacturing Limitedを買収し、情報関連事業に本格的に進出。
10月	ドイツに Guhl Ikebana GmbHを設立。
昭和62年７月	アメリカの High Point Chemical Corporationを買収。
８月	Sinor-Kao S.A. とMolins-Kao S.A. を合併し、スペインに Kao Corporation S.A. を設立。
昭和63年４月	シンガポールに KAO (Southeast Asia) Pte.Ltd.（現 Kao (Singapore) Private Limited）を設立。
５月	アメリカの The Andrew Jergens Company（現 Kao Brands Company）を買収。
７月	マレーシアに Fatty Chemical (Malaysia) Sdn.Bhd. を設立。
平成元年５月	ドイツの Goldwell AG（現 KPSS-Kao Professional Salon Services GmbH）を買収。
10月	全国９ヶ所の化粧品販売会社を統合し、花王化粧品販売㈱を設立。
平成４年10月	ドイツの Chemische Fabrik Chem-Y GmbH（現 Kao Chemicals GmbH）を買収。
平成５年８月	中国に 上海花王有限公司を設立。
平成11年３月	情報関連事業から撤退。
４月	全国各地区の家庭用製品の販売会社８社が合併（花王販売㈱）。
８月	スペインに 欧州工業用製品事業の統轄会社として Kao Chemicals Europe, S.L. を設立。
12月	アメリカに 米州工業用製品事業の統轄会社として Kao Chemicals Americas Corporationを設立し、それに伴い High Point Chemical Corporationを清算。

平成14年３月	ドイツの Goldwell GmbH（現 KPSS-Kao Professional Salon Services GmbH）を通じて、KMSリサーチ社（KMS Research, Inc.他）を買収。
６月	中国事業の持株会社として 花王（中国）投資有限公司を設立。
９月	アメリカの The Andrew Jergens Company（現 Kao Brands Company）を通じて、ジョン・フリーダ社（John Frieda Professional Hair Care, Inc.他）を買収。
平成15年３月	中国に 花王（上海）産品服務有限公司を設立（上海花王有限公司から販売機能を分離）。
平成16年７月	株式交換により花王販売㈱を完全子会社化。
10月	当社と花王販売㈱の業務品事業をそれぞれ会社分割し、既存の花王クリーン アンド ビューティ㈱に承継させ、同社を「花王プロフェッショナル・サービス株式会社」に商号変更。
平成17年７月	英国の Kao Prestige Limitedを通じて、モルトン・ブラウン社（Molton Brown Limited他）を買収。
平成18年１月	㈱カネボウ化粧品の株式を取得し、同社及びそのグループ会社を子会社化。

３【事業の内容】

当社及び当社の関係会社（当社及び子会社117社、関連会社12社により構成）は、家庭用製品、化粧品、工業用製品の製造、販売を主な事業としているほか、これらに附帯するサービス業務等を営んでおります。

事業の内容と当社及び関係会社の当該事業における位置付けは次のとおりであります。

なお、次の４事業はその他を除き、「第５　経理の状況　１　連結財務諸表等　(1) 連結財務諸表 注記事項」に掲げる事業の種類別セグメント情報の区分と同一であります。

また、「化粧品事業」は従来「化粧品（ソフィーナ）事業」と表現しておりましたが、国内及び海外での事業拡大により、当該事業におけるブランドがソフィーナだけでなくなったことから、当連結会計年度より「化粧品事業」に名称を変更しました。

事業区分	売上区分		主要な会社
家庭用製品事業	パーソナルケア製品 ハウスホールド製品 サニタリーほか製品	国内	当社、花王販売㈱、花王プロフェッショナル・サービス㈱、愛媛サニタリープロダクツ㈱、ニベア花王㈱ その他　３社　(計８社)
		海外	上海花王有限公司、花王（上海）産品服務有限公司、花王（香港）有限公司、Kao (Taiwan) Corporation、Kao Industrial (Thailand) Co.,Ltd.、Kao Commercial (Thailand) Co.,Ltd.、Kao (Singapore) Private Limited、P.T. Kao Indonesia、Kao Brands Company、Guhl Ikebana GmbH、Kao Brands Europe Limited、KPSS - Kao Professional Salon Services GmbH、KPSS, Inc.、KPSS Deutschland GmbH その他　35社　(計49社)
化粧品事業	化粧品	国内	当社、㈱カネボウ化粧品、カネボウ化粧品販売㈱、花王化粧品販売㈱、㈱エキップ、㈱リサージ その他　４社　(計10社)
		海外	上海カネボウ化粧品有限公司、花王（香港）有限公司、Kao (Taiwan) Corporation、Molton Brown Limited、Kanebo Cosmetics (Europe) Ltd. その他　20社　(計25社)
工業用製品事業	工業用製品	国内	当社、花王クエーカー㈱、昭和興産㈱ その他　１社　(計４社)
		海外	Kao (Taiwan) Corporation、Pilipinas Kao, Incorporated、Kao Industrial (Thailand) Co.,Ltd.、Fatty Chemical (Malaysia) Sdn.Bhd.、Kao (Singapore) Private Limited、P.T. Kao Indonesia Chemicals、Kao Specialties Americas LLC、Quimi-Kao,S.A. de C.V.、Kao Chemicals GmbH、Kao Corporation S.A. その他　11社　(計21社)
その他	物流業務、不動産管理等	国内	花王ロジスティクス㈱、花王システム物流㈱、㈱ＫＣロジスティクス、花王マーチャンダイジングサービス㈱、 その他　６社　(計10社)
		海外	Misamis Oriental Land Development Corporation その他　10社　(計11社)

（注）１．各事業区分の主要製品は、「第５　経理の状況　１　連結財務諸表等　(1)連結財務諸表　注記事項(セグメント情報)[事業の種類別セグメント情報]（注）２．各事業区分の主要製品」のとおりであります。

２．「その他」に区分されたサービス業務等については、事業の種類別セグメント情報において、そのサービス内容に応じて、家庭用製品事業、化粧品事業、工業用製品事業に振り分けております。

３．各事業毎の会社数は、複数の事業を営んでいる場合にはそれぞれに含めて数えております。

以上の状況について事業系統図を示すと次のとおりであります。



[事業区分]
[国内]
[海外]
国内ユーザー
海外ユーザー
各事業の販売会社及び製造・販売会社からの売上
各事業の販売会社及び製造・販売会社からの売上
家庭用製品
花王販売㈱
花王プロフェッショナル・サービス㈱
その他1社
愛媛サニタリープロダクツ㈱
※3 ニベア花王㈱
※1,3 その他2社
花王株式会社（製造・販売会社）
花王（上海）産品服務有限公司
花王（香港）有限公司
Kao Commercial (Thailand) Co.,Ltd.
Kao (Singapore) Private Limited
KPSS Deutschland GmbH
※2,3,4 その他 29社（連結子会社26社を含む）
上海花王有限公司
Kao (Taiwan) Corporation
Kao Industrial (Thailand) Co.,Ltd.
P.T. Kao Indonesia、KPSS, Inc.
Kao Brands Company、Guhl Ikebana GmbH
Kao Brands Europe Limited
KPSS-Kao Professional Salon Services GmbH
※3 その他6社（連結子会社5社を含む）
化粧品
花王化粧品販売㈱
その他1社
カネボウ化粧品販売㈱
その他 2社
㈱カネボウ化粧品
㈱エキップ
㈱リサージ
その他1社
花王（香港）有限公司
Kao (Taiwan) Corporation
その他7社
Molton Brown Limited
その他2社
Kanebo Cosmetics Europe, LTD
※2,4 その他11社（連結子会社9社を含む）
上海カネボウ化粧品有限公司
工業用製品
花王クエーカー㈱
※3 その他 1社
※3 昭和興産㈱
Pilipinas Kao,Incorporated
Kao Industrial (Thailand) Co.,Ltd.
Fatty Chemical (Malaysia) Sdn.Bhd.
P.T. Kao Indonesia Chemicals
Kao Specialties Americas LLC
Quimi-Kao,S.A. de C.V.
Kao Chemicals GmbH
Kao Corporation S.A.
その他7社
Kao (Taiwan) Corporation
Kao (Singapore) Private Limited
その他4社
その他
物流業務、不動産管理等
※1 花王ロジスティクス㈱
※1 花王システム物流㈱
※1 ㈱KCロジスティクス
※1 花王マーチャンダイジングサービス㈱
※1,3 その他 6社
物流業務、不動産管理等
※3 Misamis Oriental Land Development Corporation
※1,3 その他10社（連結子会社6社を含む）
製造・販売会社
販売会社
製品
原料
サービス等
（対象が一部の会社の場合を含む）

（注）		
無印	連結子会社	(103社)
※1	非連結子会社で持分法適用会社	(12社)
※2	非連結子会社で持分法非適用会社	(2社)
※3	関連会社で持分法適用会社	(10社)
※4	関連会社で持分法非適用会社	(2社)

4【関係会社の状況】

(1) 親会社

該当ありません。

(2) 連結子会社

平成18年3月31日現在

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
※1 ※14 花王販売㈱	東京都中央区	百万円 1,729	家庭用製品	100.0	1	6	―	当社製品の販売先	建物及び設備の賃貸借
花王プロフェッショナル・サービス㈱	東京都墨田区	百万円 60	家庭用製品	100.0	―	5	―	当社製品の販売先	建物及び設備の賃貸
愛媛サニタリープロダクツ㈱	愛媛県西条市	百万円 90	家庭用製品	100.0	1	3	―	当社製品の製造委託先	建物及び設備の貸与
※1 ㈱カネボウ化粧品	東京都港区	百万円 125,450	化粧品	100.0	2	5	―	当社製品の販売先	なし
カネボウ化粧品販売㈱	東京都港区	百万円 300	化粧品	※2 100.0 [100.0]	1	1	―	―	なし
※1 花王化粧品販売㈱	東京都中央区	百万円 100	化粧品	100.0	―	6	2,039	当社製品の販売先	建物の賃貸
㈱エキップ	東京都品川区	百万円 300	化粧品	※2 100.0 [100.0]	1	1	―	―	なし
㈱リサージ	東京都港区	百万円 400	化粧品	※2 100.0 [100.0]	1	1	―	―	なし
カネボウコスミリオン㈱	東京都港区	百万円 110	化粧品	※2 100.0 [100.0]	―	―	―	―	なし
花王クエーカー㈱	東京都中央区	百万円 400	工業用製品	100.0	1	3	―	研究活動及び事務作業等	建物及び設備の賃貸
花王(中国)投資有限公司	中華人民共和国	千人民元 592,822	中華人民共和国における関係会社の統轄及び化粧品事業	100.0	2	2	―	当社製品の販売先	なし
上海花王有限公司	中華人民共和国	千人民元 564,200	家庭用製品	※3 95.0 [10.0]	1	4	―	当社製品の販売先	なし
花王(上海)産品服務有限公司	中華人民共和国	千人民元 296,923	家庭用製品	※4 100.0 [100.0]	1	3	―	―	なし
上海カネボウ化粧品有限公司	中華人民共和国	千人民元 50,950	化粧品	※2 90.0 [90.0]	―	―	―	―	なし
上海花王化学有限公司	中華人民共和国	千人民元 193,522	工業用製品	87.5	1	2	―	当社製品の販売先	なし
花王(上海)貿易有限公司	中華人民共和国	千人民元 1,655	工業用製品	87.5	―	2	―	当社製品の販売先	なし
花王(香港)有限公司	中華人民共和国	千香港ドル 11,582	家庭用製品 化粧品	100.0	1	1	―	当社製品の販売先	なし
Kao (Taiwan) Corporation	台湾	千台湾元 597,300	家庭用製品 化粧品 工業用製品	90.7	―	3	―	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Vietnam Co.,Ltd.	ベトナム国	百万ベトナムドン 506,688	家庭用製品	100.0	1	3	1,305	当社仕入商品の購入先及び当社製品の販売先	なし

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
Pilipinas Kao, Incorporated	フィリピン国	千フィリピンペソ 1,790,643	工業用製品	100.0	1	3	—	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Industrial (Thailand) Co., Ltd.	タイ国	千バーツ 2,000,000	家庭用製品 工業用製品	100.0	—	3	—	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Commercial (Thailand) Co., Ltd.	タイ国	千バーツ 2,000	家庭用製品	※5 100.0 [100.0]	—	3	—	—	なし
Kao Soap (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 28,000	家庭用製品	100.0	—	2	—	当社仕入商品の購入先及び当社製品の販売先	なし
Fatty Chemical (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 120,000	工業用製品	※6 70.0 [70.0]	1	2	—	当社仕入商品及び原料の購入先	なし
Kao Plasticizer (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 16,000	工業用製品	※6 70.0 [70.0]	—	3	—	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Oleochemical (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 14,000	工業用製品	100.0	—	2	—	当社仕入商品の購入先	なし
Kao (Singapore) Private Limited	シンガポール国	千シンガポールドル 82,285	東南アジアにおける関係会社の統轄及び家庭用製品・工業用製品事業	100.0	—	3	—	当社製品の販売先	なし
P.T. Kao Indonesia	インドネシア国	百万ルピア 17,646	家庭用製品	50.03	—	3	—	当社製品の販売先	なし
P.T. Kao Indonesia Chemicals	インドネシア国	百万ルピア 4,565	工業用製品	95.0	—	2	—	当社仕入商品の購入先及び当社製品の販売先	なし
KPSS Australia Pty. Ltd.	オーストラリア国	千オーストラリアドル 5,580	家庭用製品	※7 100.0 [100.0]	—	1	—	—	なし
Kao Brands Canada Inc.	カナダ国	千カナダドル 482	家庭用製品	※8 100.0 [100.0]	—	—	—	—	なし
Kao Brands Company	アメリカ合衆国	米ドル 1	家庭用製品	100.0	1	1	—	当社製品の販売先	なし
KPSS, Inc.	アメリカ合衆国	米ドル 1	家庭用製品	※7 100.0 [100.0]	—	1	2,664	—	なし
Kao America Inc.	アメリカ合衆国	千米ドル 3,200	米国における関係会社へのコーポレートサービス及び米国工業用製品事業の持株会社	100.0	—	2	—	—	なし
Kao Specialties Americas LLC	アメリカ合衆国	米ドル 1	工業用製品	※9 100.0 [100.0]	—	—	—	当社仕入商品の購入先及び当社製品の販売先	なし
Quimi-Kao, S.A. de C.V.	メキシコ国	千メキシコペソ 16,696	工業用製品	※10 100.0 [100.0]	—	2	—	当社製品の販売先	なし
※1 KPSS - Kao Professional Salon Services GmbH	ドイツ国	千ユーロ 79,421	家庭用製品	100.0	—	1	260	当社製品の販売先	なし
KPSS Deutschland GmbH	ドイツ国	千ユーロ 25	家庭用製品	※7 100.0 [100.0]	—	—	—	—	なし

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合（%）	関係内容				
					役員の兼任等		資金援助貸付金（百万円）	営業上の取引	設備の賃貸借等
					当社役員（名）	当社従業員（名）			
Guhl Ikebana GmbH	ドイツ国	千ユーロ 5,112	家庭用製品	※8 90.0 [90.0]	—	—	—	—	なし
Kao Chemicals GmbH	ドイツ国	千ユーロ 9,100	工業用製品	※10 100.0 [100.0]	—	1	—	当社の原料の購入先及び当社製品の販売先	なし
Goldwell Nederland B.V.	オランダ国	千ユーロ 680	家庭用製品	※7 100.0 [100.0]	—	—	—	—	なし
Kao Brands Europe Limited	英国	千英ポンド 500	家庭用製品	※8 100.0 [100.0]	—	—	—	—	なし
KPSS (UK) Ltd.	英国	千英ポンド 2,300	家庭用製品	※7 100.0 [100.0]	—	—	—	—	なし
※1 Kao Prestige Limited	英国	千英ポンド 100,000	欧州を中心とした化粧品事業統轄	100.0	—	3	14,518	—	なし
Molton Brown Limited	英国	千英ポンド 516	化粧品	※11 100.0 [100.0]	—	2	—	—	なし
KPSS AG	スイス国	千スイスフラン 1,750	家庭用製品	※7 100.0 [100.0]	—	—	—	—	なし
Kanebo Cosmetics (Europe) Ltd.	スイス国	千スイスフラン 8,000	化粧品	※2 100.0 [100.0]	—	—	—	—	なし
※1 Kao Chemicals Europe, S.L.	スペイン国	千ユーロ 104,034	欧州工業用製品事業統轄	100.0	1	2	—	—	なし
Kao Corporation S.A.	スペイン国	千ユーロ 56,410	工業用製品	※10 100.0 [100.0]	—	2	1,564	当社の原料の購入先及び当社製品の販売先	なし

（注）※1は、特定子会社であります。
※2は、㈱カネボウ化粧品が所有しております。
※3は、花王（中国）投資有限公司が10%所有しております。
※4は、花王（中国）投資有限公司が所有しております。
※5は、当社の100%子会社であるKao Holdings (Thailand) Co.,Ltd.が52.8%、花王（香港）有限公司が47.2%を所有しております。
※6は、Kao (Singapore) Private Limited が所有しております。
※7は、KPSS - Kao Professional Salon Services GmbHが所有しております。
※8は、Kao Brands Company が所有しております。
※9は、Kao America Inc. の100%子会社であるKao Chemicals Americas Corporation が所有しております。
※10は、Kao Chemicals Europe, S.L. が所有しております。
※11は、Kao Prestige Limited の100%子会社であるMolton Brown Group Limited が所有しております。
12　議決権の所有割合の［ ］内は、間接所有割合で内数であります。
13　上記以外に小規模な連結子会社が54社あり、連結子会社の数は合計103社となります。
※14　花王販売㈱につきましては、売上高（連結会社相互間の内部売上高を除く）の連結売上高に占める割合が10%を超えております。
主要な損益情報等

(1)売上高	516,676	百万円
(2)経常利益	6,513	百万円
(3)当期純利益	3,850	百万円
(4)純資産額	31,548	百万円
(5)総資産額	76,441	百万円

(3) 持分法適用関連会社

平成18年３月31日現在

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
ニベア花王㈱	東京都中央区	百万円 200	家庭用製品	40.0	1	2	－	当社仕入商品の購入先及び当社製品の販売先	建物及び設備の賃貸
昭和興産㈱	東京都港区	百万円 550	工業用製品	20.8	1	－	－	当社仕入商品の購入先及び当社製品の販売先	なし
Kao(Malaysia)Sdn.Bhd.	マレーシア国	千マレーシアドル 16,000	家庭用製品	45.0	1	1	－	当社製品の販売先	なし
※1 ADM Kao LLC	アメリカ合衆国	千米ドル 57,000	家庭用製品	※2 50.0 [50.0]	－	1	－	－	なし

(注) ※１は、当連結会計年度において、連結子会社から関連会社になりました。
※２は、Kao Brands Company が所有しております。
３　議決権の所有割合の［ ］内は、間接所有割合で内数であります。
４　上記以外に小規模な持分法適用関連会社が６社あり、持分法適用関連会社の数は合計10社となります。

(4) その他の関係会社
該当ありません。

5【従業員の状況】

(1) 連結会社の状況

平成18年３月31日現在

事業の種類別セグメントの名称	従業員数（人）
家庭用製品事業	11,835 (1,579)
化粧品事業	13,761 (4,527)
工業用製品事業	3,034 (55)
全社（共通）	1,278 (68)
合計	29,908 (6,229)

（注）１．従業員数は就業人員（当社グループ〔当社及び連結子会社〕からグループ外への出向者を除き、グループ外から当社グループへの出向者を含んでおります。）であります。（ ）内は臨時雇用者数の年間平均人員であり、外数で記載しております。

２．臨時雇用者は、パートタイマー及び嘱託契約の従業員を含み、派遣社員を除いております。

３．全社（共通）は、特定のセグメントに区分できない管理部門等の従業員数であります。

４．従業員数が前連結会計年度末に比べ、10,765名増加しておりますが、㈱カネボウ化粧品及びそのグループ会社が新たに連結子会社に加わったこと等によるものであります。

(2) 提出会社の状況

平成18年３月31日現在

従業員数（人）	平均年令（才）	平均勤続年数（年）	平均年間給与（千円）
5,652	41.8	20.0	7,721

（注）１．従業員数は就業人員（当社から社外への出向者を除き、社外から当社への出向者を含んでおります。）であります。

２．平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社の一部の事業所及び一部の連結子会社には、労働組合が組織されております。連結子会社のうち㈱カネボウ化粧品及びそのグループ会社には、カネボウ労働組合の組合員が在籍しております。カネボウ労働組合は、ＵＩゼンセン同盟に属しており、ユニオンショップ制となっております。

労働組合との間に特記すべき事項はありません。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当連結会計年度のわが国の経済は、雇用情勢の大きな改善も見られず、原材料価格の上昇やデフレ傾向が続きましたが、企業収益の改善や民間設備投資の増加、個人消費の緩やかな増加などから、景気は回復基調で推移しました。また、海外におきましても、景気は米国やアジアで拡大し、欧州の主要国においても緩やかな回復傾向となりました。

家庭用製品の市場は、販売価格の低下が続き、市場競争も一層激しくなりました。工業用製品の市場は、景気が緩やかに回復している中で、世界的な原材料価格の上昇の影響を受けました。

このような市場環境の下、当社グループは、グローバルで長期的な視点に立った事業活動を積極的に進め、企業価値の増大に努めました。家庭用製品事業では、商品の高付加価値化を一層進めるとともに、当社グループが一体となって、流通チャネル毎の特徴や変化、店舗形態などに対応したキメ細かな販売施策を実行しました。また、消費者に満足していただけるよう“よきモノづくり”を実現するよき売場をめざして、店頭における商品情報の提供などに積極的に取り組みました。化粧品事業では、グローバルに発展していくためにプレステージブランドを有する英国のモルトン・ブラウン社が、また消費者の心理や感性を深く洞察したマーケティング展開に定評のある㈱カネボウ化粧品が、新たに当社グループに加わりました。工業用製品事業では、製品特長で優位性を生かせる分野に引き続き注力する一方、継続して新規事業の育成や高付加価値製品の開発に努めました。

また、海外での事業展開を強力に進めるため、タイではアセアン地域における生産拠点の中心としての機能を強化した新工場を完成させ、フィリピンでは油脂アルコール製品の需要増加や一層のグローバル展開に対応するために、生産設備の増強工事を開始しました。

以上の結果、当連結会計年度の売上高は、前連結会計年度に対して3.7%増加の971,230百万円となりました。利益面では、営業利益は、前連結会計年度に対して1.0%減少の120,134百万円、経常利益は、2.7%減少の121,956百万円、当期純利益は、1.4%減少の71,140百万円となりました。

なお、平成18年１月31日に株式を取得しました㈱カネボウ化粧品につきましては、決算日が12月31日であるため連結損益計算書への反映は翌連結会計年度からとなり、当連結会計年度は取得時の貸借対照表のみ連結しております。

事業の種類別セグメントの業績

	売上高			営業利益		
	当連結会計年度（百万円）	前連結会計年度（百万円）	増減（百万円）	当連結会計年度（百万円）	前連結会計年度（百万円）	増減（百万円）
家庭用製品事業	704,033	690,006	14,027	92,699	92,597	101
化粧品事業	85,246	78,294	6,952	5,171	7,693	△2,521
工業用製品事業	208,890	196,989	11,901	22,029	20,663	1,366
小　　計	998,171	965,290	32,880	119,901	120,954	△1,053
消　　去	△26,941	△28,439	1,498	233	425	△191
合　　計	971,230	936,851	34,378	120,134	121,379	△1,244

(イ) 家庭用製品事業

家庭用製品の売上高は、前連結会計年度に対して2.0%増加（為替の変動の影響を除く実質伸長率＋1.5%）の704,033百万円となりました。国内事業は、前連結会計年度に対して0.4%の増加となり、海外事業は、アジアで回復傾向となり、また欧米においても順調に伸長しました。営業利益は、国内及びアジアでは販売価格の低下や原材料価格の上昇などの影響を受けて厳しい状況が続きましたが、欧米で増加したことから、前連結会計年度と比べて101百万円増加し92,699百万円となりました。

〔日本〕

市場は、販売価格の緩やかな下落傾向が続きましたが、新規出店が続くドラッグストアでは伸長しました。こうした中で、当社グループは、商品の高付加価値化による“利益ある成長”をめざして、基幹ブランドの一層の強化と新製品及び改良品の発売、育成に努めました。さらに、店頭において商品の特長や関連する情報を的確にお伝えするため、マーケティングと販売が一体となった活動を積極的に進めました。利益面では、販売数量の増加やコストダウン活動などに努めましたが、販売価格の低下や原材料価格の上昇などの影響を受けました。

（売上高の内訳）

	当連結会計年度 （百万円）	前連結会計年度 （百万円）	伸長率 （%）
パーソナルケア製品	187,896	180,616	＋4.0
ハウスホールド製品	237,551	234,250	＋1.4
サニタリーほか製品	113,630	122,079	△6.9
計	539,078	536,947	＋0.4

パーソナルケア製品の売上高は、前連結会計年度に対して4.0%増加の187,896百万円となりました。成熟した市場の中で、激しい競争が続いたものの、ヘアスタイリング剤など一部の製品では販売価格の下げ止まりの傾向があらわれてきています。このような中で、当社グループは、多様化する消費者のニーズに応えるため、ヘアケア製品では、プレミアムブランドの「アジエンス」の改良及び新しいトリートメント製品の発売により、売り上げが伸長しました。　また、総合スキンケアブランドの「ビオレ」では、マシュマロみたいな、ふわふわの弾力感ある泡で出てくる洗顔料の「ビオレ　マシュマロホイップ」を発売し、全身洗浄料では改良した「ビオレｕ」が消費者の高いご支持を得て、売り上げの増加に貢献しました。

ハウスホールド製品の売上高は、前連結会計年度に対して1.4%増加の237,551百万円となりました。市場においては、激しい販売競争やデフレ傾向の中で販売価格の下落が進みました。このような中で、当社グループは、基幹ブランドの高付加価値化に取り組みました。衣料用洗剤では、消臭と防臭効果を高めた「液体アタック」の改良や天然柔軟成分配合の「ふんわりニュービーズ」の発売などもあり、売り上げは伸長しました。食器用洗剤では、天然系クエン酸を高濃度に配合した「ファミリー　キュキュット　クエン酸効果」や、その食器洗い乾燥機専用品を発売し、売り上げが拡大しました。また、天然の緑茶の茶葉から取り出した消臭成分を配合した衣類・布製品用消臭スプレーの「リセッシュ」や、手軽に床のワックスがけができる住居用ワイパーの「クイックルワイパー　ワックスコートシート」を発売し、消費者のご支持を得て市場の拡大とともに好調に推移しました。

サニタリーほか製品の売上高は、前連結会計年度に対して6.9%減少の113,630百万円となりました。少子高齢化などの社会構造の変化や消費者の健康意識の高まりなどが進む中、激しい市場競争が続きました。このような中で、当社グループは、生理用品では、肌ストレスを軽減する「ロリエ　エフ」が、着実に消費者のご支持を得ており、製品ラインをパンティライナーにも拡大して、売り上げを伸ばしました。子供用紙おむつでは、基本性能の向上とブランド価値の増大を図るため、引き続き商品を改良する一方で、販売チャネルの開拓にも注力した結果、売り上げは前期を上回りました。大人用紙おむつの「リリーフ」も市場の拡大とともに、売り上げを伸長させました。

ヘルスケア製品では、健康機能油の市場を確立した「エコナ」関連製品が、市場での競争が激化した影響を受けました。また、お茶飲料の「ヘルシア」は、継続飲用者に集約化された結果、売り上げは減少しました。また、ヘルスケアの研究成果から、患部の血のめぐりを良くし痛みや疲れをやわらげる蒸気温熱シートの「めぐりズム　蒸気温熱パワー＜一般医療機器＞」を発売し、好評を得ました。

［アジア］

アジアの市場では、消費者のニーズの変化やグローバル流通チェーンの進出も続き、市場構造が大きく変化している中で、競合各社との激しい競争も続いています。このような中で、当社グループは、日本を含めたアジア一体運営の構築に取り組みました。また、事業の構造改革を進めてきた中国では、その成果があらわれ始め、売り上げは伸長しました。昨年秋には、日本と現地との間でマーケティング活動や販売活動を連携して行い、プレミアムヘアケアブランドの「アジエンス」を台湾及び香港で発売し、売り上げを伸ばしました。以上の結果、売上高は前連結会計年度に対して6.9%増加の57,188百万円となりました。

［欧米］

当社グループは、欧米市場ではパーソナルケア製品に特化し、商品の高付加価値化を図ってきました。米国の花王ブランズ社では、スキンケアブランドの「ジャーゲンズ」で、高い保湿機能に加え、健康的な小麦色へと肌色を徐々に変える「ナチュラル・グロー」を発売し、売り上げを大幅に伸ばしました。ヘアケア製品では、プレミアムブランドの「ジョン・フリーダ」で、美しい赤い髪を守る「ラディアント・レッド」を発売し、順調に推移しました。また、ＫＰＳＳ－花王プロフェッショナル・サロン・サービシーズ社では、新しいトレンドに対応したヘアカラーの新製品や新しいスタイリングの提案を行い、売り上げを伸ばしました。以上の結果、売上高は、115,329百万円、前連結会計年度に対して8.1%の増収となりました。

(ロ) 化粧品事業

消費者の価値観や美意識、販売チャネルの変化が進む中、当社グループは、それらに対応した商品力及び販売力の強化に取り組みました。国内市場においては、デパート専用ブランドの「エスト」、薬用スキンケアシリーズの「アルブラン」の商品とカウンセリングをさらに充実、強化する活動を行いました。「ソフィーナ」ブランドでは、基本ケア品の「ライズ」や「バイタルリッチ」、ファンデーションの「ファインフィット」などの改良を行いました。また昨年７月に当社グループに加わったモルトン・ブラウン社は、事業の拡大に寄与しました。以上の結果、売上高は前連結会計年度に対して8.9%増加の85,246百万円、営業利益は、㈱カネボウ化粧品が保有していた商標権等の知的財産権を、当社が取得し償却を開始しましたので、前連結会計年度に比べて2,521百万円減少し、5,171百万円となりました。

(ハ) 工業用製品事業

国内経済は、企業収益の改善や民間設備投資の増加など、景気は回復基調で推移しましたが、対象業界は原油価格の上昇などの影響を受けました。原油価格の上昇は世界経済にも影響を与えましたが、米国やアジアでは景気が拡大し、欧州の主要国においても、緩やかながらも景気は回復傾向となりました。このような中で、当社グループは、コア事業である油脂、機能材料及びスペシャルティケミカルズで事業拡大に努めました。その結果、当連結会計年度の売上高は、前連結会計年度に対して6.0%増加（為替の変動の影響を除く実質伸長率＋4.7%）の208,890百万円、営業利益は、石油化学原料の価格の上昇の影響を受けましたが、高付加価値製品の販売数量の増加やコストダウン活動により、前連結会計年度を1,366百万円上回る22,029百万円となりました。

〔日本〕

国内では、油脂や機能材料で、既存品が伸び悩みましたが、顧客に密着して高付加価値化を提案しているスペシャルティケミカルズは、当連結会計年度も順調に伸長しました。特にハードディスク用研磨剤がパソコン市場の拡大を受けて大きく伸長し、またトナー・トナーバインダーやインクジェットプリンターインク用色材なども、製品特長が顧客の評価を獲得して伸長しました。以上の結果、売上高は、前連結会計年度に対して2.7%増加の114,522百万円となりました。

〔アジア〕

マレーシア及びフィリピンで製造している油脂アルコール製品は、安定供給と当社の独自技術による品質の高さが評価され、またグローバルに拡売に努めた結果、売り上げが増加しました。界面活性剤は、タイに新工場が完成したことで、アセアン地域の需要増加にも対応できたことにより、順調に推移しました。以上の結果、売上高は53,596百万円となり、前連結会計年度に対して13.5%増加しました。

〔欧米〕

日本、米国及び欧州の三極で連携を図って事業展開をしているトナー・トナーバインダーは、当連結会計年度も好調に推移しました。また、欧州では、生産体制が整ったコンクリート用高性能減水剤の製品特長が評価され、売り上げは伸長しました。以上の結果、売上高は72,196百万円となり、前連結会計年度に対して12.7%増加しました。

所在地別セグメントの業績

	売上高			営業利益		
	当連結会計年度（百万円）	前連結会計年度（百万円）	増減（百万円）	当連結会計年度（百万円）	前連結会計年度（百万円）	増減（百万円）
日本	708,056	703,084	4,971	101,653	107,484	△5,830
アジア	110,898	100,282	10,616	5,844	2,756	3,087
米州	95,167	83,638	11,528	6,778	6,455	323
欧州	109,485	93,803	15,681	7,522	4,595	2,926
小計	1,023,607	980,809	42,797	121,799	121,292	507
消去	△52,377	△43,958	△8,418	△1,664	86	△1,751
合計	971,230	936,851	34,378	120,134	121,379	△1,244

（イ）日本

国内の会社の売上高は、セグメント間の内部売上高を含めて、前連結会計年度に対して0.7%増加の708,056百万円となりました。営業利益は、販売数量の増加やコストダウン活動などに努めましたが、販売価格の低下や原材料価格の上昇などの影響を受けました。また、㈱カネボウ化粧品が保有していた商標権等の知的財産権を当社が取得し、償却を開始しましたので、前連結会計年度に対して5.4%減少の101,653百万円となりました。

（ロ）アジア

アジア地域の会社の売上高は、セグメント間の内部売上高を含めて、前連結会計年度に対して10.6%増加（為替の変動の影響を除く実質伸長率+7.9%）の110,898百万円となりました。工業用製品において油脂アルコール製品の売り上げが大幅に増加しました。また、日本を含めたアジア一体運営の構築に取り組んでいる家庭用製品も売り上げを伸ばしました。営業利益は、前連結会計年度に対して112.0%増加の5,844百万円となりました。

（ハ）米州

米州地域の会社の売上高は、セグメント間の内部売上高を含めて、前連結会計年度に対して13.8%増加（為替の変動の影響を除く実質伸長率+10.5%）の95,167百万円となりました。家庭用製品事業で、新製品や改良品の発売で売り上げは増加しました。工業用製品事業では、トナー・トナーバインダー事業が好調に推移しました。営業利益は、前連結会計年度に対して5.0%増加の6,778百万円となりました。

（ニ）欧州

欧州地域の会社の売上高は、セグメント間の内部売上高を含めて、前連結会計年度に対して16.7%増加（為替の変動の影響を除く実質伸長率+14.4%）の109,485百万円となりました。営業利益は、主にヘアサロン向けヘアケア事業での新製品効果や既存ブランドの活性化などにより売り上げが伸長したこと、及び工業用製品事業では、生産体制が整ったコンクリート用高性能減水剤の製品特長が評価され、売り上げが伸長したことにより、前連結会計年度に対して63.7%増加の7,522百万円となりました。

(2) キャッシュ・フロー

当連結会計年度における現金及び現金同等物（以下「資金」という。）の残高は、前連結会計年度末に比べて2,882百万円減少し、67,527百万円となりました。

営業活動によって得られた資金は、前連結会計年度に比べて7,724百万円多い117,292百万円となりました。

投資活動に使用された資金は、前連結会計年度に比べて425,128百万円多い479,535百万円となりました。

財務活動による資金は、前連結会計年度の90,657百万円の支出から、当連結会計年度は356,721百万円の収入となりました。

なお、キャッシュ・フローの詳細は、「7　財政状態及び経営成績の分析　(2) 財政状態の分析　②キャッシュ・フローの状況」に記載しております。

2【生産、受注及び販売の状況】

(1) 生産実績

当連結会計年度の生産実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業区分	当連結会計年度 (自 平成17年4月1日 至 平成18年3月31日) (百万円)	前期比(%)
家庭用製品事業	595,600	+4.0
化粧品事業	81,352	+0.8
工業用製品事業	177,640	+6.5
消去	△28,204	−
合計	826,388	+4.6

(注) 1. 金額は売価換算値で表示しております。

2. 上記の金額には、消費税等は含まれておりません。

3. 連結会社間の取引が複雑で、セグメントごとの生産高を正確に把握することは困難なため、概算値で表示しております。

(2) 受注状況

受注生産は行っておりません。

(3) 販売実績

当連結会計年度の販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業区分		当連結会計年度 (自 平成17年4月1日 至 平成18年3月31日) (百万円)	前期比(%)
家庭用製品事業			
	パーソナルケア製品	187,896	+4.0
	ハウスホールド製品	237,551	+1.4
	サニタリーほか製品	113,630	△6.9
	日本計	539,078	+0.4
	アジア	57,188	+6.9
	欧米	115,329	+8.1
	内部売上消去等	△7,563	−
計		704,033	+2.0
化粧品事業		85,246	+8.9
工業用製品事業			
	日本	114,522	+2.7
	アジア	53,596	+13.5
	欧米	72,196	+12.7
	内部売上消去等	△31,424	−
計		208,890	+6.0
合計		998,171	+3.4
消去		△26,941	−
連結売上高		971,230	+3.7

(注) 上記の金額には、消費税等は含まれておりません。

3【対処すべき課題】

市場の成熟化や原材料価格の上昇に加え、販売価格の低下により事業環境が厳しさを増している中で、当社グループの収益構造は大きく変化し、"利益ある成長"の達成が年々厳しくなってきています。

こうした状況の中で、当社グループは、商品の高付加価値化による"利益ある成長"を達成するために、

(1) 基礎技術の強化などの研究技術開発面での一層の充実を図り、マーケティング環境の変化への対応としては、ＭＫ開発センターや生活者研究センターの設立などを通して、付加価値を高めた商品の開発や新規事業の開拓と早期育成も行っております。

(2) また、海外家庭用製品事業の成長の加速という観点から、特に成長が著しいアジア各国での家庭用製品事業については、まず現地の消費者や市場の実態をよく知ることに努め、"消費者起点"、"現場主義"を基本として当社グループの総力を結集することで引き続き事業の再構築に取り組んでまいります。

(3) 工業用製品事業のグローバル展開の充実という点では、グローバルに広がる顧客ニーズを的確に把握するとともに、変化を予測し、より特徴ある強い工業用製品事業となるように注力してまいります。

厳しい環境の中にあっても、当社グループは、メーカーの原点である"消費者起点"に立った"よきモノづくり"を通して、"お客さまと共に感動する会社"をめざしながら"利益ある成長"を実現し、企業価値のさらなる増大を図ってまいります。

また、こうした企業活動の根底をなす企業理念として、当社の企業文化、企業精神を明示化した「花王ウェイ」を、当社グループ全員で共有し、実践しております。さらに企業の社会的責任（コーポレート・ソーシャル・レスポンシビリティ：ＣＳＲ）の視点に立って、高い倫理性に基づいた誠実な行動に努めるとともに、環境保全や省資源にも配慮した活動を行って、社会の持続的な発展に貢献してまいります。

4【事業等のリスク】

企業が事業を遂行している限り、さまざまなリスクが伴います。当社グループにおいては、これらのリスクの発生を防止、分散、あるいはリスクヘッジすることによりリスクの合理的な軽減を図っております。しかし、予想を超える事態が生じた場合には、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。なお、文中における将来に関する事項は、有価証券報告書提出日（平成18年６月29日）現在において当社が判断したものであります。

例えば、（1）品質管理につきましては、当社グループは顧客の視点に立ち、関連法規の遵守並びに国際的に認知されている品質管理基準に従って設計、製造を行っております。発売前の開発段階では、徹底的に安全性に関しての試験、調査研究を行い、品質的に優れたものであることを確認しております。また発売後には、消費者相談窓口を通じて、商品への意見、要望などをくみ上げ、さらなる品質向上に努めております。

しかしながら、予想を超える重大な品質トラブルが発生した場合には、当該ブランドの問題だけではなく、当社グループの商品全体の評価にも重大な影響を与え、売り上げの低下によって、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

また、（2）大規模地震の発生につきましては、日本各地で発生する可能性が高いと言われております。当社グループは、全ての生産工場を対象に耐震診断を実施し、耐震補強工事の実施など、強化を図っております。しかしながら、大規模地震が発生した場合には、これらの対策を実施したにもかかわらず、原材料の確保、生産の継続、商品の市場への供給などに支障をきたし、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。

さらに、（3）輸出入の貿易取引と配当金などの貿易外取引を含めた外国通貨建ての取引については為替相場の変動による影響を受けますが、外貨預金口座を通じての決済、為替予約取引や通貨スワップ取引などにより為替変動リスクをヘッジすることにしており、経営成績に与える影響を軽減しております。なお、投機的なデリバティブ取引は行っておりません。しかしながら、在外連結子会社の売り上げ、費用、資産を含む現地通貨建ての項目は、連結財務諸表の作成において円換算するため、換算時の為替レートが予想を超えて大幅に変動した場合には、円換算後の価値も大幅に変動し、当社グループの経営成績及び財政状態が影響を受けます。

5【経営上の重要な契約等】

（1）株式売買契約

① 当社は、英国新設子会社であるKao Prestige Limitedを通じて、スキンケア、ヘアケア、バス・ボディケア等の製品の製造・販売を行う高級化粧品ブランドのモルトン・ブラウン社の全株式を英国の投資会社ブリッジポイント・キャピタル社ほかから取得する契約を平成17年７月15日に締結し、同日取引を完了しました。

② 当社は、化粧品の製造・販売を行う㈱カネボウ化粧品の普通株式86百万株（発行済議決権株式の86％）及びＡ種類株式15百万株（発行済無議決権株式の100％）の株式購入契約を㈱産業再生機構との間で平成17年12月16日に締結し、平成18年１月31日に取引を完了しました。

③ 当社は、上記㈱カネボウ化粧品の普通株式14百万株（発行済議決権株式の14％）の株式購入契約をカネボウ㈱との間で平成18年２月21日に締結し、同日取引を完了しました。

④ ㈱カネボウ化粧品は、同社が保有するカネボウ㈱のＣ種類株式の譲渡契約を、トリニティ・インベストメント㈱との間で平成18年２月21日に締結し、同日取引を完了しました。
この取引と上記③の取引により、当社の子会社となった㈱カネボウ化粧品とカネボウ㈱の相互株式保有が、解消されました。

（2）知的財産権の購入契約

当社は、㈱カネボウ化粧品が保有する全ての商標権、特許権、意匠権及び実用新案権の購入契約を、㈱カネボウ化粧品との間で平成18年１月31日に締結し、同日取引を完了しました。

（3）合弁事業契約

国名	契約先	合弁会社名称	出資比率	契約日
マレーシア	IOI Oleochemical Industries Berhad	Fatty Chemical (Malaysia) Sdn. Bhd.	70.0％	昭和63年２月29日

（注）出資比率は、間接出資比率で Kao (Singapore) Private Limitedが出資しております。

6【研究開発活動】

当社グループ（当社及び連結子会社）は、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献するため、基盤技術の深化に努め、積極的な研究開発活動を行っております。

現在、当社では商品開発研究所（７研究所）と基盤技術研究所（７研究所）において、それぞれの機能を最大限に発揮し、海外の研究所とも密接に連携を取りながら一体運営しております。中国の消費者ニーズに適応したビューティケア事業の研究開発を強化する目的で、かねてより中国上海市郊外に建設中の花王中国研究開発センターが完成しました。グループ全体で、約2,300名が研究開発業務に携わっております。

当連結会計年度におけるグループ全体の研究開発費は、40,262百万円（売上高比4.1％）であり、主な成果は、下記のとおりであります。

(1) 家庭用製品事業

〔日本〕

パーソナルケア製品では、アジアンビューティの内面からの美しさを引き出し、納得性の高い効果実感で日本人ならではの新しい美を提案し続ける、プレミアムヘアケアブランド「アジエンス」において、日本人の髪質研究をベースに、伝統的な東洋美容を応用した「アジエンスシャンプー・コンディショナー・トリートメント」を改良しました。さらに、東洋美容エッセンス（補修・保湿・保護成分）が、たっぷりと髪の芯まで浸透する、髪と心の贅沢ケアを目指したプレミアムタイプのトリートメント「アジエンス　濃密ヘアマスク」を開発しました。また、「ビオレ」から、泡質制御技術を用いて、自分の手だけではつくれない、マシュマロみたいな、ふわふわの弾力感ある泡で出てくる洗顔料「ビオレ　マシュマロホイップ」を新発売しました。

ハウスホールド製品では、天然の緑茶消臭成分が高い消臭効果を発揮して除菌もできる、新しい衣類・布製品用消臭剤「リセッシュ」を新発売しました。これをさらに改良し、新開発の“ミクロミストスプレー”を応用し、衣類・布製品だけでなく、空間のニオイにも直接スプレーできる新しい「リセッシュ」を開発しました。すすいだ瞬間に、確かな汚れ落ちを実感できる食器用洗剤「ファミリー　キュキュット」シリーズでは、独自の洗浄成分やクエン酸を配合し、食器からシンクまでピカピカに洗える手洗い用食器用洗剤「ファミリー　キュキュット　クエン酸効果」と、食器も庫内もピカピカに洗える「食器洗い乾燥機専用　ファミリー　キュキュット　クエン酸効果」を新発売しました。

サニタリー製品では、元気に歩く、またはもうすぐ歩ける赤ちゃんのために“歩きやすい”ことに注目したはじめてのパンツ型紙おむつ「メリーズパンツ　のびのびウォーカー」を、また、デリケートな肌のために、通気性と肌ざわりにこだわったテープ型紙おむつ「メリーズ　さらさらエアスルー」を新発売しました。生理用品では、独自の表面材（Ｆファイバー）を応用し、生理時に女性が抱える肌ストレスからの開放を目指した「ロリエ　エフ」シリーズから、生理期間だけでなく、毎日のデリケートエリアの肌環境を快適に保つ「ロリエ　エフ　パンティライナー」と、すっきりスリムタイプの生理用ナプキン「ロリエ　エフ　ふつうの昼～軽い日用」を新発売しました。ヘルスケア製品では、新開発の蒸気が出る温熱シートを応用し、約40℃の快適温度が５時間以上続き、筋肉の痛みやこり、胃腸の不調、疲労回復に、温める医療機器「めぐりズム　蒸気温熱パワー＜一般医療機器＞」を新発売しました。栄養代謝、肥満研究の成果から、高濃度茶カテキンを継続的に摂取すると、普段の生活の中でエネルギーとして脂肪が消費されやすくなることを科学的に実証しました。こうした事実に基づき、スポーツや運動を習慣化することが難しい現代人のために、継続して飲むことで体脂肪への確かな効果が期待できる「ヘルシア　ウォーター」を開発し、スポーツドリンクとして初めて体脂肪関連分野で特定保健用食品の表示許可を取得しました。ペット関連製品では、体の中で代謝されやすい脂質ジアシルグリセロール（ＤＡＧ）を採用し、体脂肪から愛犬の健康を考えたペットフード「Healthlab　ヘルスラボ」を新発売しました。

〔海外〕

ヘアケア製品では、花王の美髪技術を、欧米の「ジョン・フリーダ」ブランド、アジアの「シフォネ」ブランドの製品への応用展開を進めています。また、日本に続き「アジエンスシャンプー・コンディショナー・トリートメント」を台湾・香港にて新発売しました。米国の花王ブランズ社では、肌を淡い小麦色に染める機能を付与した新しいスキンケア製品「ジャーゲンズ・ナチュラル・グロー」を、また、腋臭成分の研究から独自の知見を見出し、スティックタイプの制汗デオドラント剤「バン・インヴィジブル・ソリッド」を発売しました。ハウスホールド製品では、タイにおける手洗い洗濯の実態を深く研究し、“もみ洗いが楽に簡単で、素早く汚れを落とす”という手洗い洗濯に適した機能を、独自の新成分を設計・配合することで実現した新しい衣料用洗剤「アタックＥａｓｙ（イージー）」（発売国：タイ）を開発しました。

当事業に係る研究開発費は、27,464百万円であります。

(2) 化粧品事業

長年培ってきた皮膚科学研究、素材開発研究、製剤化研究の更なる深化及び展開を進めています。

ほおの毛穴の開きが気になる大人の肌のための美容液「ソフィーナ　大人の毛穴ケア　ひきしめエッセンス」を新発売しました。また、独自の美白有効成分を配合し、メラニンの生成をおさえてシミ、ソバカスを防ぐ医薬部外品の美白化粧品「花王ソフィーナ　薬用ホワイトニング　メモリーホワイト」を新発売しました。さらに、不安定になりがちな20代の肌を独自のメソッドで“トラブル（カサつき、ニキビ等）のない安定した肌”に整える新スキンケアブランド「ＨＡＤＡ・ＫＡ」（ハダ・カ）シリーズの全７品目９品種を開発しました。

当事業に係る研究開発費は、4,692百万円であります。

また、本年１月に当社グループに新たに加わった㈱カネボウ化粧品の研究所とも、化粧品事業における研究開発力・商品開発力においてシナジー効果の発揮を図って参ります。

(3) 工業用製品事業

油脂、界面活性剤、機能性高分子等における研究開発の成果をさらに深化させ、産業界の発展に寄与する工業用製品の研究開発を行っております。

情報材料及び機能材料の分野では、顧客のニーズにマッチした、高性能ポリエステル系トナーやインクジェットプリンターインク用色材及びハードディスク用研磨剤、優れた特性を持つ電子部品用洗浄剤、コンクリート用高性能減水剤などの研究開発をさらに進めました。

当事業に係る研究開発費は、8,104百万円であります。

7【財政状態及び経営成績の分析】

(1) 経営成績の分析

① 売上高及び営業利益

売上高は、前連結会計年度に対して3.7%、34,378百万円増加し、971,230百万円となりました。海外売上高の円安による換算為替差（対前連結会計年度＋6,548百万円）の影響を除いた実質的な伸長率は3.0%でした。国内事業の売り上げは0.7%の伸びとなりました。家庭用製品では、市場競争の影響を受けて、緩やかながらも販売価格の低下が続きましたが、高付加価値新製品の発売及び積極的なマーケティング活動による育成で、売り上げを拡大しました。工業用製品では、注力製品の伸長により堅調に推移しました。一方、海外事業の売り上げは、構造改革と日本との一体運営に取り組んでいるアジアの家庭用製品が回復傾向にあり、欧米家庭用製品と工業用製品が順調に推移し、13.6%の伸びとなりました。

売上原価は、前連結会計年度の404,803百万円から増加し、427,734百万円となりました。売上原価率は、販売価格の低下や石油化学製品などの原料価格の上昇を、付加価値の高い新製品の上市や、コストダウン活動に注力しましたが、0.8ポイント上昇して44.0%となりました。しかしながら、売上総利益は、売り上げが増加した効果もあり、前連結会計年度に対して2.2%、11,448百万円増加の543,496百万円となりました。

販売費及び一般管理費は、前連結会計年度に対して3.1%、12,692百万円増加し、423,361百万円となりました。販売数量の伸びに伴う荷造発送費、新製品の上市や店頭での購買促進活動のための費用、および㈱カネボウ化粧品の商標権等の知的財産権取得などによって減価償却費が増加しました。

この結果、営業利益は、前連結会計年度の121,379百万円に対して1.0%減少の120,134百万円となりました。
上記㈱カネボウ化粧品から取得した、商標権等の減価償却費の影響を除いた利益では増加しました。

② 営業外損益及び経常利益

営業外損益は、前連結会計年度の3,965百万円の収益（純額）から、1,822百万円の収益（純額）となりました。これは主に、為替差益の減少と、持分法による投資損益が前連結会計年度の投資利益から投資損失に転じたことによるものです。

この結果、経常利益は、前連結会計年度に対して2.7%減少の121,956百万円となりました。

③ 特別損益及び税金等調整前当期純利益

特別損益は、前連結会計年度の5,691百万円の損失（純額）に対し、5,048百万円の損失（純額）になりました。当連結会計年度は、固定資産除売却損の他に、米国子会社での退職後医療給付過年度費用を計上しました。

この結果、税金等調整前当期純利益は、前連結会計年度に対して2.3%減少の116,908百万円となりました。

④ 法人税等（法人税等調整額を含む。）

法人税等は、前連結会計年度の47,118百万円から、当連結会計年度は44,666百万円となりました。税効果会計適用後の法人税等の負担率が、海外子会社の税率差などにより前連結会計年度の39.4%から38.2%に減少しました。

⑤ 当期純利益

当期純利益は、前連結会計年度に対して1.4%減少の71,140百万円となりました。１株当たり当期純利益は、当期純利益の減少により、前連結会計年度より0.58円減少し130.58円となりました。

なお、事業の種類別及び所在地別セグメントの売上高と営業利益の概況については、「１ 業績等の概要 (1) 業績」に記載しております。

(2) 財政状態の分析

① 資産、負債及び資本の状況

総資産は、前連結会計年度末に比べて531,590百万円増加して、1,220,564百万円となりました。㈱カネボウ化粧品の株式取得に伴い、連結調整勘定が210,706百万円発生したほか、取得時点の㈱カネボウ化粧品の資産150,902百万円が連結貸借対照表に連結されました。これに㈱カネボウ化粧品から取得した無形固定資産である商標権等の知的財産権148,074百万円を加えた㈱カネボウ化粧品関連の資産増加額は、509,682百万円でありますが、商標権等の知的財産権の償却を進めた結果、当連結会計年度末では507,081百万円となりました。その他にモルトン・ブラウン社が新たに加わったことや、原材料価格の上昇などによってたな卸資産が増加しました。また、国内外の新製品対応等の設備投資が減価償却費を上回り、有形固定資産も増加しました。

負債合計は、前連結会計年度末に比べて468,673百万円増加し、701,983百万円となりました。㈱カネボウ化粧品の負債は80,191百万円が、連結貸借対照表に連結されました。また上記㈱カネボウ化粧品の株式および知的財産権の取得を手元資金と銀行等からの借入で賄ったことなどにより、借入金・社債の当連結会計年度末残高は385,286百万円増加し408,004百万円となりました。

少数株主持分は、前連結会計年度末に比べて1,489百万円増加し、8,903百万円となりました。

資本合計は、前連結会計年度末に比べて61,427百万円増加の509,676百万円となりました。これは主に、当期純利益71,140百万円及び転換社債の株式への転換による2,581百万円であり、主な減少は、利益処分の配当金の支払い23,955百万円、自己株式の取得6,056百万円であります。この結果、1株当たり純資産額は、前連結会計年度末に比べて113.64円増加し、935.11円となり、自己資本比率は、負債増加の影響により前連結会計年度末の65.1%から41.8%に低下しました。

② キャッシュ・フローの状況

当連結会計年度における現金及び現金同等物（以下「資金」という。）は、営業活動によって得られた資金が順調に推移しましたが、当社グループのグローバルな成長のための投資による支出があったことにより、前連結会計年度末に比べて2,882百万円減少し、当連結会計年度末には67,527百万円となりました。

（営業活動によるキャッシュ・フロー）

当連結会計年度において営業活動によって得られた資金は、117,292百万円（前連結会計年度は109,567百万円）となりました。税金等調整前当期純利益は116,908百万円（同119,653百万円）と順調に推移し、減価償却費は60,758百万円（同56,793百万円）となりました。一方、法人税等の支払いが42,634百万円（前連結会計年度は42,623百万円）であったほか、たな卸資産の増加4,592百万円（同9,781百万円の増加）、退職給付引当金の減少6,614百万円（同13,009百万円の減少）、前払年金費用の増加8,467百万円（同658百万円の増加）などがありました。

（投資活動によるキャッシュ・フロー）

当連結会計年度において投資活動に使用された資金は、479,535百万円（前連結会計年度は54,407百万円）となりました。これは主に設備投資など有形固定資産の取得による支出49,528百万円（同50,771百万円）の他に、㈱カネボウ化粧品の株式および知的財産権の取得408,947百万円並びにモルトン・ブラウン社の株式取得32,086百万円によるものです。一方、有価証券及び投資有価証券の償還及び売却による収入は18,300百万円であります。

（財務活動によるキャッシュ・フロー）

当連結会計年度において財務活動によって得られた資金は、356,721百万円（前連結会計年度は、財務活動に使用された資金として90,657百万円）となりました。短期及び長期借入金の純増加額による収入386,381百万円（前連結会計年度は、308百万円）、配当金の支払い24,573百万円（前連結会計年度は、20,591百万円）と自己株式の取得6,056百万円（同71,632百万円）が主なものであります。

第３【設備の状況】

１【設備投資等の概要】

当連結会計年度の設備投資等の金額（有形固定資産のほか、無形固定資産、長期前払費用、繰延資産への投資を含む。金額には消費税等を含まない。）は、203,595百万円であり、事業の種類別セグメントごとの内訳は次のとおりであります。

家庭用製品事業	24,939百万円
化粧品事業	154,127
工業用製品事業	24,528
合計	203,595

家庭用製品事業では、国内で、新製品及び改良品の対応や生産能力の増強、物流拠点の整備及び情報システムの再構築などを行い、海外で、アセアン地域の主力工場としてタイに新工場を完成させました。

化粧品事業では、什器の更新のほか、㈱カネボウ化粧品から無形固定資産である商標権等の知的財産権を取得しました。

工業用製品事業では、事業拡大に対応するための生産能力の増強を行いました。また、フィリピンでは、油脂アルコール製品の需要増加や一層のグローバル展開に対応するために、能力増強のための工事を開始しました。

なお、㈱カネボウ化粧品からの知的財産権の取得を除いた設備投資に必要な資金は、自己資金を充当しておりますが、海外子会社の一部におきましては金融機関などからの借り入れを行っております。

さらにこれらの設備投資等のほか、モルトン・ブラウン社及び㈱カネボウ化粧品の株式の取得など、当社グループのグローバルな成長のための投資を行いました。このため平成18年１月末には、新たに金融機関から、420,000百万円の借り入れを行いました。

2 【主要な設備の状況】

当社グループの主要な設備の当連結会計年度末における状況は、次のとおりであります。

(1) 提出会社

平成18年３月31日現在

事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額					従業員数 (人)
			建物及び構築物 (百万円)	機械装置及び運搬具 (百万円)	土地 (百万円) (面積千㎡)	その他 (百万円)	合計 (百万円)	
和歌山工場・研究所 (和歌山県和歌山市)	家庭用製品 工業用製品	家庭用製品及び工業用製品生産設備、研究開発施設	14,537	19,014	778 (513)	2,221	36,551	1,587 [7]
東京工場・研究所・すみだ事業場 (東京都墨田区)	家庭用製品 化粧品 工業用製品	家庭用製品及び化粧品生産設備、研究開発施設、その他設備	9,463	2,033	375 (43)	1,865	13,738	1,600 [39]
酒田工場 (山形県酒田市)	家庭用製品	家庭用製品生産設備	1,061	1,289	503 (155)	107	2,961	141 [4]
川崎工場 (神奈川県川崎市川崎区)	家庭用製品	家庭用製品生産設備	6,407	6,729	7,725 (100)	487	21,350	268 [2]
栃木工場・研究所 (栃木県芳賀郡市貝町)	家庭用製品 工業用製品	家庭用製品及び工業用製品生産設備、研究開発施設	7,096	4,903	2,142 (246)	2,047	16,189	890 [24]
鹿島工場 (茨城県神栖市)	家庭用製品 工業用製品	家庭用製品及び工業用製品生産設備、研究開発施設	6,480	6,710	6,506 (357)	734	20,431	301 [1]
豊橋工場 (愛知県豊橋市)	家庭用製品	家庭用製品生産設備	1,391	1,653	6,280 (313)	140	9,465	106 [3]
愛媛サニタリープロダクツ㈱への貸与資産 (愛媛県西条市)	家庭用製品	家庭用製品生産設備	1,773	3,099	962 (47)	299	6,134	－ [－]
川崎ロジスティクスセンター (神奈川県川崎市川崎区)	家庭用製品	家庭用製品物流設備	734	304	2,903 (26)	2	3,943	3 [－]
岩槻ロジスティクスセンター (埼玉県さいたま市)	家庭用製品	家庭用製品物流設備	593	314	1,278 (17)	5	2,192	3 [－]
堺ロジスティクスセンター (大阪府堺市)	家庭用製品	家庭用製品物流設備	1,682	613	1,931 (36)	6	4,234	4 [－]

(2) 国内子会社

平成18年３月31日現在

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額					従業員数 (人)
				建物及び構築物 (百万円)	機械装置及び運搬具 (百万円)	土地 (百万円) (面積千㎡)	その他 (百万円)	合計 (百万円)	
花王販売㈱	本店ほか7支社 (東京都中央区ほか)	家庭用製品	家庭用製品販売設備	4,124	1	14,904 (203) [5]	163	19,193	2,940 [706]
愛媛サニタリープロダクツ㈱	本社工場 (愛媛県西条市)	家庭用製品	家庭用製品生産設備	－	－	－ (－) [47]	－	－	263 [34]
㈱カネボウ化粧品	小田原工場 (神奈川県小田原市)	化粧品	化粧品生産設備	3,019	1,713	4,506 (61)	162	9,401	525 [54]
花王クエーカー㈱	豊橋工場 (愛知県豊橋市)	工業用製品	鋳物製造用製品生産設備	140	62	－ (－) [28]	12	215	－ [－]

(3) 在外子会社

平成18年3月31日現在

会社名	事業所名(所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額					従業員数(人)
				建物及び構築物(百万円)	機械装置及び運搬具(百万円)	土地(百万円)(面積千㎡)	その他(百万円)	合計(百万円)	
上海花王有限公司	上海工場(中華人民共和国 上海)	家庭用製品	家庭用製品生産設備	1,546	3,153	— (—) [134]	165	4,865	271 [—]
Kao (Taiwan) Corporation	新竹工場・研究所(台湾 新竹)	家庭用製品	家庭用製品生産設備及び研究開発施設	660	742	126 (58)	95	1,625	221 [—]
Pilipinas Kao, Incorporated	ハサーン工場(フィリピン国 ミサミスオリエンタル)	工業用製品	油脂アルコール等生産設備	18	1,285	— (—) [371]	4,214	5,518	112 [—]
Kao Industrial (Thailand) Co., Ltd.	タイ新工場(タイ国 チョンブリ)	家庭用製品 工業用製品	家庭用製品及び工業用製品生産設備、研究開発施設	2,862	6,430	799 (158)	2,703	12,796	511 [5]
Fatty Chemical (Malaysia) Sdn. Bhd.	本社工場(マレーシア国 ペナン)	工業用製品	油脂アルコール等生産設備	2,460	4,119	— (—) [105]	436	7,016	214 [1]
Kao Brands Company	本社工場・研究所(米国オハイオ州 シンシナティ)	家庭用製品	家庭用製品生産設備及び研究開発施設	1,410	2,738	32 (33)	487	4,667	397 [26]
Kao Chemicals Americas Corporation	本社工場(米国ノースカロライナ州 ハイポイント)	工業用製品	工業用界面活性剤、トナーバインダー等生産設備、研究開発施設	2,300	2,587	180 (232)	280	5,348	125 [—]
Kao Chemicals GmbH	本社工場(ドイツ国 エメリッヒ)	工業用製品	工業用界面活性剤等生産設備	680	5,340	107 (55)	501	6,629	177 [24]
Kao Corporation S.A.	オレッサ工場(スペイン国 バルセロナ)	工業用製品	工業用界面活性剤、香料、トナーバインダー等生産設備	4,103	2,278	327 (139)	205	6,915	121 [3]
Kao Corporation S.A.	モレ工場(スペイン国 バルセロナ)	工業用製品	工業用界面活性剤、香料等生産設備	1,936	1,892	133 (67)	90	4,051	92 [5]

(注) 1. 帳簿価額のうち「その他」は、工具、器具及び備品と建設仮勘定であります。
2. 従業員数の[ ]は、臨時従業員数を外書しております。
3. 花王販売㈱は土地及び建物等を賃借しており、賃借料は年間で1,265百万円であります。土地の面積については、[ ]で外書しております。
貸与中の土地452百万円(10千㎡)、建物及び構築物77百万円を含んでおります。
4. 提出会社は、愛媛サニタリープロダクツ㈱に、土地を含め、製造に必要なすべての設備を貸与しております。貸与中の土地については、愛媛サニタリープロダクツ㈱の土地の面積にも、[ ]で外書しております。
5. 提出会社の豊橋工場の土地には、花王クエーカー㈱豊橋工場に貸与中の土地28千㎡を含んでおります。花王クエーカー㈱豊橋工場の土地の面積に、[ ]で外書しております。

6．提出会社の豊橋工場の従業員数には、花王クエーカー㈱豊橋工場の生産に従事している4名を含んでおります。

7．上海花王有限公司は土地を賃借しており、賃借料は年額12百万円であります。土地の面積については、[ ]で外書しております。

8．Pilipinas Kao, IncorporatedはMisamis Oriental Land Development Corporation（関連会社）より賃借しており、賃借料は年額2百万円であります。土地の面積については、[ ]で外書しております。

9．Fatty Chemical (Malaysia) Sdn.Bhd.は土地を賃借しており、賃借料は年額3百万円であります。土地の面積については、[ ]で外書しております。

10．Kao Chemicals Americas Corporationには、同一事業所内にある同社の子会社である High Point Textile Auxiliaries LLCとKao Specialties Americas LLC及びKao America Inc.の子会社であるHPC Realty, Inc.が含まれております。

3【設備の新設、除却等の計画】

当連結会計年度末現在における重要な設備の新設、拡充の計画は以下のとおりであります。

会社名 事業所名	所在地	事業の種類別セグメントの名称	設備の内容	投資予定金額		資金調達方法	着手及び完了予定年月		完成後の増加能力
				総額 （百万円）	既支払額 （百万円）		着手	完了	
当社和歌山工場ほか	和歌山県和歌山市ほか	家庭用製品	家庭用製品生産設備増強及び合理化	8,298	1,818	自己資金	平成16年10月	平成19年9月	―
当社鹿島工場及び和歌山工場ほか	茨城県神栖市及び和歌山県和歌山市ほか	工業用製品	工業用製品生産設備増強及び合理化	9,241	1,482	自己資金	平成16年8月	平成19年3月	―
当社栃木研究所ほか	栃木県芳賀郡市貝町ほか	家庭用製品	研究開発施設拡充	7,066	2,419	自己資金	平成17年6月	平成20年9月	―
当社堺ロジスティクスセンターほか	大阪府堺市ほか	家庭用製品	家庭用製品物流設備拡充及び整備	5,582	1,256	自己資金	平成17年10月	平成22年3月	―
Pilipinas Kao, Incorporated ハサーン工場	フィリピン国ミサミスオリエンタル	工業用製品	油脂アルコール生産設備増強	8,989	3,916	自己資金及び借入金	平成16年10月	平成18年12月	年間6万トン

（注）1．金額には、消費税等は含まれておりません。

2．経常的な設備の更新のための除売却を除き、重要な設備の除売却の計画はありません。

3．生産品目が多種多様にわたっているため、完成後の増加能力について算定が困難なものは、記載しておりません。

第４【提出会社の状況】

１【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

平成18年３月31日現在

種類	会社が発行する株式の総数（株）
普通株式	1,000,000,000
計	1,000,000,000

（注）「当会社の発行する株式の総数は10億株とする。ただし株式の消却が行われた場合には、これに相当する株式数を減ずる。」となっておりますが、平成18年６月29日開催の定時株主総会において定款の一部変更が行われ、「当会社の発行可能株式総数は10億株とする。」になっております。

②【発行済株式】

種類	事業年度末現在発行数（株）（平成18年３月31日）	提出日現在発行数（株）（平成18年６月29日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	549,443,701	549,443,701	東京証券取引所 市場第一部	――
計	549,443,701	549,443,701	――	――

(2) 【新株予約権等の状況】

旧商法第280条ノ20及び第280条ノ21の規定に基づき発行した新株予約権は、次のとおりであります。

平成14年6月27日定時株主総会決議

	事業年度末現在 （平成18年3月31日）	提出日の前月末現在 （平成18年5月31日）
新株予約権の数（個）	438	408
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	438,000	408,000
新株予約権の行使時の払込金額（円）	2,955	同左
新株予約権の行使期間	自　平成16年7月1日 至　平成21年6月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,955 資本組入額　1,478	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の1単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左

平成15年6月27日定時株主総会決議

	事業年度末現在 （平成18年3月31日）	提出日の前月末現在 （平成18年5月31日）
新株予約権の数（個）	696	659
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	696,000	659,000
新株予約権の行使時の払込金額（円）	2,372	同左
新株予約権の行使期間	自　平成17年7月1日 至　平成22年6月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,372 資本組入額　1,186	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の1単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左

平成16年６月29日定時株主総会決議

	事業年度末現在 （平成18年３月31日）	提出日の前月末現在 （平成18年５月31日）
新株予約権の数（個）	1,151	1,151
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	1,151,000	1,151,000
新株予約権の行使時の払込金額（円）	2,695	同左
新株予約権の行使期間	自　平成18年７月１日 至　平成23年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　2,695 資本組入額　1,348	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左

平成17年６月29日定時株主総会決議

	事業年度末現在 （平成18年３月31日）	提出日の前月末現在 （平成18年５月31日）
新株予約権の数（個）	1,167	1,167
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	1,167,000	1,167,000
新株予約権の行使時の払込金額（円）	2,685	同左
新株予約権の行使期間	自　平成19年７月１日 至　平成24年６月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　2,685 資本組入額　1,343	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左

（注）新株予約権の数及び新株予約権の目的となる株式の数は、それぞれの定時株主総会決議により発行した新株予約権の数及び新株予約権の目的となる株式の数から、退職等の理由により消滅した又は当社に返還され、当社が放棄した新株予約権の数及び新株予約権の目的となる株式の数をそれぞれ減じております。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成14年３月31日（注）１，２	9 △11,406	599,429	6 ―	85,414	5 ―	108,879
平成15年３月31日（注）３	14	599,443	9	85,424	9	108,888
平成16年３月31日	―	599,443	―	85,424	―	108,888
平成17年３月31日（注）４	△50,000	549,443	―	85,424	―	108,888
平成18年３月31日	―	549,443	―	85,424	―	108,888

（注）１．転換社債の転換（自平成13年４月１日　至平成14年３月31日）

２．利益による自己株式の消却（自平成13年７月31日　至平成13年９月27日）

３．転換社債の転換（自平成14年４月１日　至平成15年３月31日）

４．自己株式の消却（平成16年５月14日 25,000千株、平成17年３月８日 25,000千株）

(4) 【所有者別状況】

平成18年３月31日現在

区分	株式の状況（１単元の株式数1,000株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	285	42	761	585	18	28,541	30,232	―
所有株式数（単元）	―	157,320	14,726	22,774	272,154	47	76,175	543,196	6,247,701
所有株式数の割合（%）	―	28.96	2.71	4.19	50.10	0.01	14.03	100.00	―

（注）１．自己株式3,924,854株は、「個人その他」に3,924単元及び「単元未満株式の状況」に854株を含めて記載しております。

２．「その他の法人」及び「単元未満株式の状況」の欄には、株式会社証券保管振替機構名義の株式が、それぞれ32単元及び700株含まれております。

(5) 【大株主の状況】

平成18年３月31日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（%）
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１－８－11	26,019	4.73
モックスンイ・アンド・カンパニー（常任代理人　株式会社三井住友銀行）	270 PARK AVENUE NEW YORK, NY 10017-2070 U.S.A.（東京都千代田区丸の内１－３－２）	26,008	4.73
ステート　ストリート　バンク　アンド　トラスト　カンパニー　505103（常任代理人　株式会社みずほコーポレート銀行）	P.O. BOX 351 BOSTON MA 02101 U.S.A.（東京都中央区日本橋兜町６－７）	25,392	4.62
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２－11－３	18,879	3.43
東京海上日動火災保険株式会社	東京都千代田区丸の内１－２－１	17,402	3.16
全国共済農業協同組合連合会	東京都千代田区平河町２－７－９	16,246	2.95
日本生命保険相互会社	東京都千代田区丸の内１－６－６	15,200	2.76
メロン　バンク　エヌエー　アズ　エージェント　フォー　イッツ　クライアント　メロン　オムニバス　ユーエス　ペンション（常任代理人　香港上海銀行東京支店）	ONE BOSTON PLACE BOSTON, MA 02108 U.S.A.（東京都中央区日本橋３－11－１）	11,642	2.11
ザ　チェース　マンハッタン　バンク　エヌエイ　ロンドン　エス　エル　オムニバス　アカウント（常任代理人　株式会社みずほコーポレート銀行）	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND（東京都中央区日本橋兜町６－７）	10,944	1.99
野村證券株式会社	東京都中央区日本橋１－９－１	10,261	1.86
計	―	177,995	32.39

（注）１．上記の株主の所有株式数には、信託業務または株式保管業務に係る株式数が含まれている場合があります。

２．モルガン・スタンレー証券株式会社から平成18年４月６日付の変更報告書の写しの送付があり、平成18年３月31日現在で以下の株券等を保有している旨の報告を受けておりますが、当社として当事業年度末における実質保有株式数の確認ができないため、上記の大株主の状況には含めておりません。
なお、モルガン・スタンレー証券株式会社の変更報告書の写しの内容は以下のとおりであります。

氏名又は名称	住所	保有株券等の数（千株）	株券等保有割合（%）
モルガン・スタンレー証券株式会社ほか10社	東京都渋谷区恵比寿４－20－３恵比寿ガーデンプレイスタワーほか	31,135	5.67

(6)【議決権の状況】

①【発行済株式】

平成18年3月31日現在

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	—	—	—
議決権制限株式(自己株式等)	—	—	—
議決権制限株式(その他)	—	—	—
完全議決権株式(自己株式等)	(自己保有株式) 普通株式 3,924,000	—	—
完全議決権株式(その他)(注)	普通株式 539,272,000	539,240	—
単元未満株式	普通株式 6,247,701	—	1単元(1,000株)未満の株式
発行済株式総数	549,443,701	—	—
総株主の議決権	—	539,240	—

(注)「完全議決権株式(その他)」の株式数の欄には、株式会社証券保管振替機構名義の株式が 32,000株含まれておりますが、「議決権の数」の欄には同機構名義の議決権 32個は含まれておりません。

②【自己株式等】

平成18年3月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
花王株式会社	東京都中央区日本橋茅場町1−14−10	3,924,000	—	3,924,000	0.71
計	——	3,924,000	—	3,924,000	0.71

(7) 【ストックオプション制度の内容】

当社はストックオプション制度を採用しております。当該制度は、旧商法第210条ノ２の規定に基づき当社が自己株式を買付ける方法並びに旧商法第280条ノ20及び第280条ノ21並びに会社法第236条、第238条及び239条の規定に基づき新株予約権を発行する方法によるものであります。

当該制度の内容は以下のとおりであります。

(平成13年６月28日定時株主総会決議)

旧商法第210条ノ２の規定に基づき、当社が自己株式を買付ける方法により、平成13年６月28日開催の第95期定時株主総会終結時に在任する取締役に対してストックオプションを付与することが、当該定時株主総会において決議されたものであります。

決議年月日	平成13年６月28日
付与対象者の区分及び人数	当社取締役18名
株式の種類	普通株式
株式の数	168,000株 (注) 1 (１人７千株から25千株までの範囲)
発行価額	3,275円 (注) 2
権利行使期間	平成15年７月28日～平成20年７月25日
権利行使についての条件	①権利を付与された者は、取締役の地位を失った後もストックオプション付与契約に定めるところにより権利を行使することができる。 ②権利を付与された者が死亡した場合は、相続人がストックオプション付与契約に定めるところにより権利を行使することができる。 ③付与された権利の譲渡、担保権の設定は認めない。 ④その他、権利行使の条件は、ストックオプション付与契約に定めるところによる。

(注) 1. 株式の分割または併合が行われる場合には、譲渡する株式の数は分割または併合の比率に応じ比例的に調整される。

2. 譲渡価額を記載している。時価を下回る払込金額で新株式を発行（転換社債の転換及び新株引受権の権利行使の場合を除く。）する場合は、次の算式により譲渡価額を調整し、調整により生ずる１円未満の端数は切り上げる。

$$調整後譲渡価額 = 調整前譲渡価額 \times \frac{既発行株式数 + \dfrac{新規発行株式数 \times 1株当たり払込金額}{時価}}{既発行株式数 + 新規発行株式数}$$

また、株式の分割または併合が行われる場合には、譲渡価額は分割または併合の比率に応じ比例的に調整されるものとし、調整により生ずる１円未満の端数は切り上げる。

なお、ストックオプション付与契約の定めに基づき、付与対象者の退任等の理由により上記決議に基づき付与されたストックオプションの一部が失効しており、平成18年３月31日現在、付与対象者の人数は９名、株式の数は99,000株であり、平成18年５月31日現在も同様であります。

（平成14年６月27日定時株主総会決議及び取締役会決議）

旧商法第280条ノ20及び第280条ノ21の規定に基づき、当社及び関係会社の取締役並びに使用人に対して特に有利な条件をもって新株予約権を発行することが、平成14年６月27日開催の第96期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成14年６月27日
付与対象者の区分及び人数	当社取締役　　11名 当社使用人　　31名 関係会社取締役　４名
新株予約権の目的となる株式の種類	普通株式
株式の数	540,000株（注）１
新株予約権の行使時の払込金額	2,955円（注）２
新株予約権の行使期間	「(2)新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

（注）１．新株予約権１個当たりの目的たる株式の数（以下、「付与株式数」という。）は、1,000株とする。ただし、当社普通株式の分割または併合が行われる場合には、付与株式数は当該株式の分割または併合の比率に応じ比例的に調整されるものとし、新株予約権の目的たる株式の総数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整されるものとする。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡及び既に発行されている転換社債の転換の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ比例的に調整されるものとし、調整により生ずる１円未満の端数は切り上げる。

なお、ストックオプション付与契約の定めに基づき、付与対象者の退職等の理由により上記決議に基づき付与されたストックオプションの一部が失効しており、付与対象者の人数は平成18年３月31日現在37名であり、平成18年５月31日現在34名であります。株式の数は「(2)新株予約権等の状況」に記載しております。

（平成15年６月27日定時株主総会決議及び取締役会決議）

旧商法第280条ノ20及び第280条ノ21の規定に基づき、当社及び関係会社の取締役並びに使用人に対して特に有利な条件をもって新株予約権を発行することが、平成15年６月27日開催の第97期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成15年６月27日
付与対象者の区分及び人数	当社取締役　　11名 当社使用人　　81名 関係会社取締役　３名
新株予約権の目的となる株式の種類	普通株式
株式の数	1,052,000株（注）１
新株予約権の行使時の払込金額	2,372円（注）２
新株予約権の行使期間	「(2)新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

（注）１．新株予約権１個当たりの目的たる株式の数（以下、「付与株式数」という。）は、1,000株とする。ただし、当社普通株式の分割または併合が行われる場合には、付与株式数は当該株式の分割または併合の比率に応じ比例的に調整されるものとし、新株予約権の目的たる株式の総数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整されるものとする。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡及び既に発行されている転換社債の転換の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ比例的に調整されるものとし、調整により生ずる１円未満の端数は切り上げる。

なお、ストックオプション付与契約の定めに基づき、付与対象者の退職等の理由により上記決議に基づき付与されたストックオプションの一部が失効しており、付与対象者の人数は平成18年３月31日現在79名であり、平成18年５月31日現在76名であります。株式の数は「(2)新株予約権等の状況」に記載しております。

（平成16年６月29日定時株主総会決議及び取締役会決議）

旧商法第280条ノ20及び第280条ノ21の規定に基づき、当社及び関係会社の取締役並びに使用人に対して特に有利な条件をもって新株予約権を発行することが、平成16年６月29日開催の第98期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成16年６月29日
付与対象者の区分及び人数	当社取締役　　13名 当社使用人　　89名 関係会社取締役　５名
新株予約権の目的となる株式の種類	普通株式
株式の数	1,163,000株（注）１
新株予約権の行使時の払込金額	2,695円（注）２
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

（注）１．新株予約権１個当たりの目的たる株式の数（以下、「付与株式数」という。）は、1,000株とする。ただし、当社普通株式の分割または併合が行われる場合には、付与株式数は当該株式の分割または併合の比率に応じ比例的に調整されるものとし、新株予約権の目的たる株式の総数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整されるものとする。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、既に発行されている転換社債の転換及び単元未満株式の売り渡し請求に基づく自己株式の譲渡の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ比例的に調整されるものとし、調整により生ずる１円未満の端数は切り上げる。

なお、ストックオプション付与契約の定めに基づき、付与対象者の退職等の理由により上記決議に基づき付与されたストックオプションの一部が失効しており、付与対象者の人数は平成18年３月31日現在106名であり、平成18年５月31日現在も同様であります。株式の数は「(2) 新株予約権等の状況」に記載しております。

（平成17年６月29日定時株主総会決議及び取締役会決議）

旧商法第280条ノ20及び第280条ノ21の規定に基づき、当社及び関係会社の取締役並びに使用人に対して特に有利な条件をもって新株予約権を発行することが、平成17年６月29日開催の第99期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成17年６月29日
付与対象者の区分及び人数	当社取締役　13名 当社使用人　90名 関係会社取締役　５名
新株予約権の目的となる株式の種類	普通株式
株式の数	1,167,000株（注）１
新株予約権の行使時の払込金額	2,685円　（注）２
新株予約権の行使期間	「(2)新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上

（注）１．新株予約権１個当たりの目的たる株式の数（以下、「付与株式数」という。）は、1,000株とする。ただし、当社普通株式の分割または併合が行われる場合には、付与株式数は当該株式の分割または併合の比率に応じ比例的に調整されるものとし、新株予約権の目的たる株式の総数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整されるものとする。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、既に発行されている転換社債の転換、単元未満株式の売り渡し請求に基づく自己株式の譲渡及び株式交換による当社の所有する自己株式の移転の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数}+\text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ比例的に調整されるものとし、調整により生ずる１円未満の端数は切り上げる。

なお、付与対象者の人数は、平成18年３月31日現在108名であり、平成18年５月31日現在も同様であります。株式の数は「(2)新株予約権等の状況」に記載しております。

(平成18年５月22日取締役会決議)

会社法第236条及び第238条の規定に基づき、当社取締役を兼務しない当社執行役員に対して株式報酬型のストックオプションとして新株予約権を発行することが、平成18年５月22日開催の取締役会において決議されたものであります。

決議年月日	平成18年５月22日
付与対象者の区分及び人数	当社取締役を兼務しない当社執行役員
新株予約権の目的となる株式の種類	普通株式
株式の数	15,000株を上限とする。(注)
新株予約権の行使時の払込金額	１円
新株予約権の行使期間	新株予約権を割り当てる日から２年経過した日の属する年の７月１日から５年間とする。
新株予約権の行使の条件	本新株予約権の募集事項を決定する取締役会において定める。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、取締役会の決議による承認を要する。

(注) 新株予約権１個当たりの目的たる株式の数(以下、「付与株式数」という。)は、1,000株とする。なお、当社が、当社普通株式につき、株式分割(当社普通株式の株式無償割当てを含む。)、または株式併合等を行うことにより、付与株式数の調整をすることが適切な場合は、当社は必要と認める調整を行うものとする。

(平成18年６月29日定時株主総会決議)

会社法第236条及び第361条の規定に基づき、当社取締役に対する報酬等として付与するストックオプションについて、報酬等の額及び新株予約権の内容が、平成18年６月29日開催の第100期定時株主総会において決議されたものであります。

決議年月日	平成18年６月29日
付与対象者の区分及び人数	当社取締役 15名
新株予約権の目的となる株式の種類	普通株式
株式の数	50,000株を上限とする。(注)
新株予約権の行使時の払込金額	１円
新株予約権の行使期間	新株予約権を割り当てる日から２年経過した日の属する年の７月１日から５年間とする。
新株予約権の行使の条件	本新株予約権の募集事項を決定する取締役会において定める。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、取締役会の決議による承認を要する。

(注) 新株予約権１個当たりの目的たる株式の数(以下、「付与株式数」という。)は、1,000株とする。なお、当社が、当社普通株式につき、株式分割(当社普通株式の株式無償割当てを含む。)、または株式併合等を行うことにより、付与株式数の調整をすることが適切な場合は、当社は必要と認める調整を行うものとする。

会社法第236条、第238条及び第239条の規定に基づき、当社使用人並びに、関係会社の取締役及び使用人に対して、ストックオプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することが、平成18年6月29日開催の第100期定時株主総会において決議されたものであります。

決議年月日	平成18年6月29日
付与対象者の区分及び人数	当社使用人並びに関係会社の取締役及び使用人
新株予約権の目的となる株式の種類	普通株式
株式の数	500,000株を上限とする。（注）1
新株予約権の行使時の払込金額	（注）2
新株予約権の行使期間	平成20年7月1日～平成25年6月28日
新株予約権の行使の条件	本新株予約権の募集事項を決定する取締役会において定める。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、取締役会の決議による承認を要する。

（注）1．新株予約権1個当たりの目的たる株式の数（以下、「付与株式数」という。）は、1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとし、新株予約権の目的たる株式の総数は、当該調整後の付与株式数に新株予約権の総数を乗じて得た数を上限とする。

調整後付与株式数＝調整前付与株式数×分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

2．各新株予約権の行使に際して払い込みをなすべき金額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。

行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。）の平均値に 1.05を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

なお、割当日後、当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる1円未満の端数は切り上げる。ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年6月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

また、割当日後、当社普通株式の株式分割または株式併合が行われる場合には、行使価額は当該株式分割または株式併合の比率に応じ比例的に調整されるものとし、調整により生じる1円未満の端数は切り上げる。

2【自己株式の取得等の状況】

(1)【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

①【前決議期間における自己株式の取得等の状況】

【株式の種類】　普通株式

イ【定時総会決議による買受けの状況】

平成18年６月29日現在

区分	株式数（株）	価額の総額（円）
定時株主総会での決議状況（平成17年６月29日決議）	20,000,000株を上限とする。	50,000,000,000円を上限とする。
前決議期間における取得自己株式	―	―
残存授権株式の総数及び価額の総額	20,000,000	50,000,000,000
未行使割合（％）	100.0	100.0

（注）㈱カネボウ化粧品の株式及び同社が保有していた商標権などの知的財産権の取得に伴って資金需要が活発化しました。そのため、平成18年１月23日開催の取締役会で自己株式取得を中止することを決議しました。

ロ【子会社からの買受けの状況】

該当事項はありません。

ハ【取締役会決議による買受けの状況】

該当事項はありません。

ニ【取得自己株式の処理状況】

平成18年６月29日現在

区分	処分、消却又は移転株式数（株）	処分価額の総額（円）
新株発行に関する手続きを準用する処分を行った取得自己株式	―	―
消却の処分を行った取得自己株式	―	―
合併、株式交換、会社分割に係る取得自己株式の移転	―	―

ホ【自己株式の保有状況】

平成18年６月29日現在

区分	株式数（株）
保有自己株式数	3,908,732

②【当定時株主総会における自己株式取得に係る決議状況】

該当事項はありません。

3【配当政策】

今後の利益配分については、既存コア事業の拡大や新規事業の開拓などに必要な設備投資や買収など、将来の企業価値を高めるための投資や借入金などの有利子負債の返済を優先し、そのための内部留保を確保します。この内部留保したあとの余剰資金は、経営上の最重要項目のひとつである株主への配当政策として、還元することを重視します。また株主への安定的かつ継続的な利益還元も重要と考え、連結での配当性向を40%程度とすることを当事業年度より新たな目標にしました。そして、１株当たり利益を年々増加させることにより、１株当たり配当金が継続的に増加するよう努めることを基本方針としております。この方針のもと、当事業年度の期末配当金は、中間配当金と同様に前事業年度に比べ６円増配の１株当たり25円としました。この結果、年間配当金は前事業年度に比べ12円増配の１株当たり50円、連結での配当性向は38.3%となりました。

なお、当事業年度の中間配当についての取締役会決議は平成17年10月24日に行っております。

4【株価の推移】

(1)【最近５年間の事業年度別最高・最低株価】

回次	第96期	第97期	第98期	第99期	第100期
決算年月	平成14年３月	平成15年３月	平成16年３月	平成17年３月	平成18年３月
最高（円）	3,290	2,990	2,555	2,765	3,420
最低（円）	2,305	2,340	2,100	2,330	2,300

（注）株価は東京証券取引所 市場第一部におけるものであります。

(2)【最近６月間の月別最高・最低株価】

月別	平成17年10月	11月	12月	平成18年１月	２月	３月
最高（円）	2,875	2,920	3,280	3,420	3,370	3,300
最低（円）	2,655	2,785	2,830	2,995	3,000	3,060

（注）株価は東京証券取引所 市場第一部におけるものであります。

5【役員の状況】

役名	職名	氏名	生年月日	略歴	所有株式数(千株)
取締役 取締役会会長		後藤　卓也	昭和15年８月19日生	昭和39年４月 当社入社 平成２年５月 当社化学品事業本部長 平成２年６月 当社取締役 平成３年７月 当社常務取締役 平成８年６月 当社専務取締役 平成９年６月 当社代表取締役社長 平成14年６月 当社代表取締役社長　執行役員 平成15年６月 当社代表取締役　社長執行役員 平成16年６月 当社取締役　取締役会会長（現任）	48
代表取締役 社長執行役員		尾崎　元規	昭和24年６月６日生	昭和47年４月 当社入社 平成12年４月 当社化粧品事業本部長 平成14年４月 当社ハウスホールド事業本部長 平成14年６月 当社取締役　執行役員 平成16年６月 当社代表取締役　社長執行役員（現任）	9
代表取締役 専務執行役員	コーポレートスタッフ部門管掌、ＥＶＡ推進担当	星野　敏雄	昭和19年12月22日生	昭和44年４月 当社入社 平成４年５月 The Andrew Jergens Company 取締役社長 平成４年６月 当社取締役 平成８年６月 当社常務取締役 平成10年８月 ニベア花王㈱代表取締役社長（現任） 平成12年６月 当社代表取締役専務取締役 ＥＶＡ推進担当（現任） 平成14年４月 当社家庭品国際事業本部長 平成14年６月 当社代表取締役専務取締役　執行役員 平成15年６月 当社代表取締役　専務執行役員（現任） 平成16年３月 当社コーポレートスタッフ部門管掌（現任）	29
取締役 常務執行役員	生産技術部門統括、環境・安全推進本部長、購買部門担当、品質保証本部担当、ＴＣＲ担当、ロジスティクス部門担当	後藤　卓雄	昭和22年10月24日生	昭和46年４月 当社入社 平成14年４月 当社生産技術部門副統括、川崎工場長、パーソナルケア生産センター長 平成14年６月 当社執行役員 平成16年６月 当社生産技術部門統括、環境・安全推進本部長、品質保証本部担当、ＴＣＲ担当、愛媛サニタリープロダクツ㈱代表取締役社長（現任） 当社取締役　執行役員 平成16年12月 当社ロジスティクス部門担当（現任） 平成18年６月 当社購買部門担当（現任） 当社取締役　常務執行役員（現任）	12
取締役 常務執行役員	家庭品事業部門担当、ＭＫ開発部門統括、花王プロフェッショナル・サービス㈱担当	神田　博至	昭和24年５月２日生	昭和48年４月 当社入社 平成14年２月 当社サニタリー事業本部長 平成14年６月 当社執行役員 平成16年６月 当社取締役　執行役員 平成18年６月 当社家庭品事業部門担当、ＭＫ開発部門統括、花王プロフェッショナル・サービス㈱担当（現任） 当社取締役　常務執行役員（現任）	15

役名	職名	氏名	生年月日	略歴	所有株式数（千株）
取締役 常務執行役員	家庭品国際事業本部長	高木　憲彦	昭和21年10月９日生	昭和44年４月　当社入社 平成13年３月　当社人事部門統括 平成13年６月　当社理事 平成14年６月　当社人材開発部門統括 当社執行役員 平成16年３月　当社家庭品国際事業本部長（現任） Kao Brands Company取締役会長（現任） 平成16年６月　当社取締役　執行役員 平成18年６月　当社取締役　常務執行役員(現任)	18
取締役 常務執行役員	法務・コンプライアンス部門統括、コーポレートコミュニケーション部門統括、リスクマネジメント室担当、情報システム部門担当	中川　俊一	昭和24年６月19日生	昭和47年４月　当社入社 平成４年６月　当社法務部長 平成12年６月　当社理事 平成14年４月　当社法務センター統括 平成14年６月　当社取締役　執行役員 平成15年３月　当社法務・コンプライアンス部門統括（現任） 平成15年９月　当社広報部門統括、消費者交流部門統括 平成16年７月　当社コーポレートコミュニケーション部門統括（現任） 平成18年６月　当社情報システム部門担当、リスクマネジメント室担当（現任） 当社取締役　常務執行役員（現任）	18
取締役 執行役員	化学品事業本部長	西藤　俊秀	昭和27年７月16日生	昭和51年４月　当社入社 平成15年３月　当社化学品事業本部副本部長 平成15年６月　当社理事 平成16年６月　当社化学品事業本部長（現任） Fatty Chemical(Malaysia)Sdn.Bhd.取締役会長（現任） Kao Chemicals Europe,S.L.取締役会長（現任） 当社取締役　執行役員（現任）	12
取締役 執行役員	会計財務部門統括	三田　慎一	昭和25年６月３日生	昭和49年４月　当社入社 平成14年４月　当社会計財務部門統括部長 当社会計財務部門管理グループ部長（現任） 平成14年６月　当社理事 平成15年１月　当社経営監査室長 平成16年６月　当社会計財務部門統括（現任） 当社執行役員 平成18年６月　当社取締役　執行役員（現任）	4
取締役 執行役員	花王販売㈱代表取締役社長執行役員	髙橋　辰夫	昭和27年１月１日生	昭和50年４月　当社入社 平成14年４月　花王販売㈱近畿支社長 平成15年６月　当社理事 平成16年５月　花王販売㈱代表取締役　専務執行役員 平成16年６月　当社執行役員 平成18年１月　花王販売㈱代表取締役　社長執行役員（現任） 平成18年６月　当社取締役　執行役員（現任）	3
取締役 執行役員	化粧品事業本部長	広田　雅人	昭和28年１月21日生	昭和50年４月　当社入社 平成12年12月　当社化粧品事業本部副本部長 平成16年６月　当社化粧品事業本部長（現任） 当社執行役員 平成17年７月　Kao Prestige Limited取締役社長（現任） 平成18年６月　当社取締役　執行役員（現任）	3

役名	職名	氏名	生年月日	略歴	所有株式数（千株）
取締役 執行役員	研究開発部門統括	沼田　敏晴	昭和28年12月１日生	平成元年４月　当社入社 平成11年２月　当社加工・プロセス開発研究所長 平成15年６月　当社理事 平成17年６月　当社研究開発部門副統括 当社執行役員 平成18年６月　当社研究開発部門統括（現任） 当社取締役　執行役員（現任）	4
取締役	㈱カネボウ化粧品取締役代表執行役会長、カネボウ化粧品販売㈱代表取締役	高山　外志夫	昭和20年３月24日生	昭和42年４月　当社入社 平成12年４月　花王化粧品販売㈱代表取締役副社長 平成12年６月　当社理事 平成14年４月　花王化粧品販売㈱代表取締役社長 当社化粧品事業本部長 平成14年６月　当社執行役員 平成16年５月　花王販売㈱代表取締役　社長執行役員 平成16年６月　当社取締役　執行役員 平成18年１月　㈱カネボウ化粧品取締役　代表執行役会長（現任） カネボウ化粧品販売㈱代表取締役（現任） 当社取締役（現任）	16
取締役		高橋　温	昭和16年７月23日生	昭和40年４月　住友信託銀行㈱入行 平成３年６月　同行取締役 平成５年６月　同行常務取締役 平成９年６月　同行専務取締役 平成10年３月　同行取締役社長 平成17年６月　同行取締役会長（現任） 平成18年６月　当社取締役（現任）	3
取締役		正田　修	昭和17年10月11日生	昭和42年３月　日清製粉㈱入社 昭和51年６月　同社取締役 昭和55年６月　同社常務取締役 昭和59年６月　同社専務取締役 昭和61年６月　同社取締役社長 平成13年７月　㈱日清製粉グループ本社取締役社長 平成16年６月　同社取締役会長（現任） 平成18年６月　当社取締役（現任）	2

役名	職名	氏名	生年月日	略歴	所有株式数（千株）
常勤監査役		江尻　恒男	昭和21年８月21日生	昭和44年４月　当社入社 平成８年２月　当社化学品事業本部業務推進部経営支援グループ部長 平成11年２月　当社化学品事業本部業務推進部長 平成15年６月　当社常勤監査役（現任）	3
常勤監査役		大竹　正一	昭和24年５月14日生	昭和47年４月　当社入社 平成11年４月　花王販売㈱北海道支社長 平成13年４月　花王販売㈱チェーンドラッグ部統括部長 平成16年３月　当社家庭品国際事業本部グローバルＥＣＲグループ部長 平成17年３月　当社家庭品国際事業本部コマーシャルディベロップメントグループ部長 平成17年６月　当社常勤監査役（現任）	2
監査役		伊東　　敏	昭和17年７月25日生	昭和45年12月　公認会計士登録 平成14年４月　中央大学専門大学院（現専門職大学院）国際会計研究科教授（現任） 平成16年６月　当社監査役（現任）	－
監査役		大江　　忠	昭和19年５月20日生	昭和44年４月　弁護士登録 平成14年５月　大江黒田法律事務所を開設し、現在に至る 平成16年４月　慶應義塾大学大学院法務研究科（法科大学院）教授（現任） 平成18年６月　当社監査役（現任）	1
計					202

（注）１．取締役　髙橋　温、同　正田　修は、会社法第２条第15号に定める社外取締役であります。

２．監査役　伊東　敏、同　大江　忠は、会社法第２条第16号に定める社外監査役であります。

３．当社は、法令に定める監査役の員数を欠くことになる場合に備え、会社法第329条第２項に定める補欠監査役１名を選任しております。補欠監査役の略歴は次のとおりであります。

氏名	生年月日	略歴	所有株式数（千株）
淺田　永治	昭和14年１月29日生	昭和45年10月　公認会計士登録 平成８年１月　財団法人花王芸術・科学財団監事（現任） 平成16年７月　公認会計士淺田永治事務所を開設し、現在に至る 平成16年10月　日本リバイバル債権回収㈱常勤監査役（現任）	－

４．当社は、執行役員制度を導入しております。執行役員は23名で内11名は取締役を兼務しております。

6【コーポレート・ガバナンスの状況】

コーポレート・ガバナンスに関する基本的な考え方

企業価値の継続的な増大をめざして、効率が高く、健全で透明性の高い経営が実現できるよう、経営体制及び内部統制システムを整備し、必要な施策を実施していくことが、当社のコーポレート・ガバナンスに関する取り組みの基本的な考え方であり、経営上の最も重要な課題のひとつと位置づけております。

コーポレート・ガバナンスに関する施策の実施状況

(1) コーポレート・ガバナンス体制の状況とその充実に向けた取り組み状況

＜取締役、取締役会、執行役員、各種委員会＞

当社では、従来の取締役と監査役という枠組みの中で、監督と執行の分離を進めていく体制として、執行役員制度を平成14年６月より導入しており、当事業年度末の経営体制は、社外取締役２名と代表権のない取締役会会長を含む取締役15名と、取締役兼務者11名を含む執行役員19名であります（平成18年６月の株主総会後の経営体制は、社外取締役２名と代表権のない取締役会会長を含む取締役15名と、取締役兼務者11名を含む執行役員23名であります）。当事業年度における取締役会の開催は臨時取締役会を含めて16回、平均出席率は取締役91.7%、監査役96.9%となっております。社外取締役に対しては、取締役会における充実した議論に資するため、取締役会の議題の提案の背景、目的、その内容等につき、毎回取締役会の開催前に、取締役会の事務局より充分な説明が行われております。

委員会設置会社に移行する是非については、今後も重要な経営課題として継続して検討していきますが、委員会設置会社における報酬委員会及び指名委員会と同様の機能を果たすものとして、報酬諮問委員会及び会長・社長選任審査委員会を設置しております。報酬諮問委員会は、代表取締役、取締役会会長及び全社外取締役により構成され、代表取締役が、取締役及び執行役員の報酬制度や水準について意見を求めるもので、毎年１回役員報酬改定時期に開催しております。当事業年度も全委員の出席により開催され、その時点の取締役及び執行役員に対する報酬制度と報酬額水準について妥当であるとの審査評価を受けており、その旨が取締役会に報告されております。会長・社長選任審査委員会は、全社外取締役及び全社外監査役だけで構成し、会長と社長の選任及び再任の際に、その適正さにつき、事前に同委員会の審査を経て、取締役会に意見具申をするものです。平成16年６月の新会長・新社長選任及び本年の取締役改選後の会長・社長再選候補選任に際しては、それに先立ち会長・社長選任審査委員会の全委員が出席し審査委員会が開催され、審査の上、取締役会に候補者の適正性に問題はない旨の意見が出されております。

＜監査役、監査役会＞

当事業年度末の当社の監査役は４名で、２名が社外監査役、残る２名が社内出身の常勤監査役です（平成18年６月の株主総会後も人数に変更はありません）。当事業年度においては、監査役会は、７回開催され、監査役の出席率は96.4%です。監査役会及び監査役に専任のスタッフは配置されておりませんが、経営監査室、法務・コンプライアンス部門などの機能部門が部分的にスタッフ業務を務めております。監査役の監査活動は、重要会議への出席、工場・研究所などの往査、事業部門・機能部門のヒアリング、国内外の子会社調査などのほか、代表取締役との意見交換会（四半期毎）、会計監査人からの監査計画報告（年次）及び会計監査結果報告（中間・期末決算毎）、国内関係会社監査役連絡会議（半期毎に開催し、関係会社監査役間相互及び当社監査役との情報交換などを目的とする。）などの会議を定例化して実施しております。また、会計監査人及び経営監査室を始めとする内部監査部門とは、必要の都度相互の情報交換・意見交換を行うなどの連携を密にして、監査の実効性と効率性の向上をめざしています。

＜会計監査＞

当社は、当事業年度において、旧商法に基づく会計監査人及び証券取引法に基づく会計監査に監査法人トーマツを起用しておりますが、同監査法人及び当社監査に従事する同監査法人の業務執行社員と当社の間には、特別の利害関係はなく、また、当社会計監査人である監査法人トーマツは、すでに自主的に業務執行社員について、当社の会計監査に一定期間を超えて関与することのないよう措置を講じております。当社は同監査法人との間で、旧商法監査と証券取引法監査について、監査契約書を締結し、それにもとづき報酬を支払っております。当事業年度において業務を執行した公認会計士の氏名、監査業務に係る補助者の構成については下記のとおりです。

・業務を執行した公認会計士の氏名

　　指定社員　業務執行社員：　吉田修己、佐藤嘉雄、安藤　武

・会計監査業務に係る補助者の構成

　　公認会計士　14名、会計士補　11名、その他　9名

＜役員報酬等及び監査報酬＞

当事業年度における役員報酬等及び監査報酬等の内容は以下のとおりでありますが、役員報酬については、株主との利害を共有化する目的でストックオプション制度の導入、ＥＶＡ等を基準とした賞与の業績連動性の明確化、役員退職慰労引当金の新規積み立ての停止などを実施しております。但し、社外取締役に対してはストックオプション及び賞与を支給しておりません。

役員報酬等の内容

１．取締役及び監査役に支払った報酬

取締役	15名	327百万円
監査役	５名	70百万円

（注１）当事業年度末在籍人員は、取締役15名、監査役４名です。

（注２）報酬限度額（下記２．に該当する金額は含まず）取締役：　年額　450百万円
監査役：　年額　85百万円

２．使用人兼務取締役に対する使用人給与等相当額
156百万円（賞与を含む）

３．利益処分による取締役賞与金の支給額　70百万円

監査報酬の内容

当社の会計監査人である監査法人トーマツに対する報酬

「公認会計士法」第２条第１項の監査証明業務の対価として支払うべき報酬
114百万円（内、当社86百万円、連結子会社28百万円）

上記以外の業務に基づく報酬
５百万円（当社）

＜内部監査＞

当社は、国内外の関係会社を含めた業務プロセスの適正性及び経営の妥当性、効率性を監査する目的で経営監査室を設置しております。現在スタッフはグループ会社を含め28名ですが、それ以外に配置している環境安全、品質保証、輸出管理などに関する専門監査スタッフ、海外関係会社における国際監査タスクフォーススタッフなどと連携をとっております。また、一部の重要な関係会社については、旧商法（会社法）に基づく、または、任意に会計監査を監査法人にお願いしております。

＜内部統制とリスク管理体制＞

当社は、平成17年９月１日付けで、経営会議の一運営形態として、内部統制の基本方針や運用計画の審議・決定、関連委員会活動状況のモニタリング、内部統制活動の有効性の確認などを行う内部統制委員会（委員長：代表取締役社長執行役員）を設置しました。なお、内部統制委員会の下に以下の関連委員会を配備しております。

情報開示委員会
コンプライアンス委員会
ＴＳ（トレードシークレット）・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会（環境、防災、安全を確保し、社会とのコミュニケーション向上を図る）
品質保証委員会

リスク管理体制については、事業活動全般にわたり生じ得るさまざまなリスクのうち、経営戦略上のリスクについては、事前に関連部門においてリスクの分析やその対応策の検討を行い、必要に応じて取締役会または経営会議において審議を行っております。業務運営上のリスクについては、「花王リスクマネジメントポリシー」に基づいて管理しております。また、リスクマネジメントを担当する取締役を委員長とするリスクマネジメント委員会において、全社横断的なリスク管理の推進と、災害その他の危機発生時の対応策を整備しています。なお、重大な危機が発生した場合には、代表取締役社長執行役員を本部長とする対策本部を設置して対応を行います。

当社の業務執行・経営の監視の仕組み、内部統制システムとリスク管理体制の模式図は次のとおりです。


株主総会
会計監査人
監視
監査役会
監査
取締役会
会長・社長選任審査委員会
報酬諮問委員会
監督
監査
経営会議
CSR委員会
内部統制委員会
情報開示委員会
コンプライアンス委員会
TS・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会
品質保証委員会
コンプライアンス相談窓口
相談
社外弁護士
監査
監査
経営監査室
監査
・機能部門
会計財務部門
法務・コンプライアンス部門
リスクマネジメント室
環境・安全推進本部
品質保証本部
その他
・事業部門 ・生産技術部門 ・研究開発部門
監査
調査
子会社、関連会社
(出席)
関係会社監査役連絡会議
(出席)
公認会計士
監査
監査役

(注) 当社は、企業経営及び日常の業務に関して、必要に応じて、弁護士などの複数の専門家から経営判断上の参考とするためのアドバイスを受ける体制をとっております。

(2) 会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

平成18年６月29日開催の第100期定時株主総会終結の時をもって退任された元社外取締役岡田明重氏は、株式会社三井住友銀行の特別顧問であり、当社と同行との間には定常的な銀行取引があるほか、同行より借り入れを行っております。同じく同株主総会終結の時をもって退任された元社外取締役橘・フクシマ・咲江氏は、日本コーン・フェリー・インターナショナル株式会社の代表取締役社長であり、当社は同社及び同社の関係会社から人材リクルートサービスを受けております。

上記いずれの取引も、それぞれの会社での定型的な取引であり、元社外取締役個人が直接利害関係を有するものではありませんでした。

平成18年６月29日開催の第100期定時株主総会で選任された社外取締役高橋 温氏は、住友信託銀行株式会社の代表取締役会長であり、当社は同行との間に、定常的な銀行取引があるほか、同行より104～105頁に記載のとおりの借り入れを行っております。同じく同株主総会で選任された社外取締役正田 修氏は、株式会社日清製粉グループ本社の代表取締役 取締役会長であり、同社の子会社は、ペットフード等の製造販売を行っており、当社と競業関係にあるほか、当社は同社の子会社との間に、製品販売等の取引関係があります。

上記の取引は、それぞれの会社での定型的な取引であり、社外取締役個人が直接利害関係を有するものではありません。また、株式会社日清製粉グループ本社の子会社との競業関係は、当社にとって重大な利害はないと考えております。

なお、住友信託銀行株式会社と株式会社三井住友銀行は、当社株式を若干保有しており、当社は、住友信託銀行株式会社の株式と株式会社三井住友銀行の完全親会社である株式会社三井住友フィナンシャルグループの株式を若干保有しております。これはいずれもお互いに発行済株式総数の１％にも満たない株式数であり、経営に影響を与えるものではありません。

社外監査役と当社との間には利害関係はありません。

第５【経理の状況】

連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（自平成16年４月１日　至平成17年３月31日）及び前事業年度（自平成16年４月１日　至平成17年３月31日）並びに当連結会計年度（自平成17年４月１日　至平成18年３月31日）及び当事業年度（自平成17年４月１日　至平成18年３月31日）の連結財務諸表及び財務諸表について、監査法人トーマツにより監査を受けております。

１【連結財務諸表等】

(1) 【連結財務諸表】

①【連結貸借対照表】

区分	注記番号	前連結会計年度（平成17年３月31日現在） 金額（百万円）		構成比（％）	当連結会計年度（平成18年３月31日現在） 金額（百万円）		構成比（％）
（資産の部）							
Ⅰ　流動資産							
１．現金及び預金	※２		32,026			47,384	
２．受取手形及び売掛金	※２		103,586			129,120	
３．有価証券			40,383			20,189	
４．たな卸資産			81,781			105,853	
５．前払費用			3,905			5,600	
６．繰延税金資産			14,559			19,479	
７．その他			15,080			39,181	
８．貸倒引当金			△　2,141			△　2,196	
流動資産合計			289,180	42.0		364,613	29.9
Ⅱ　固定資産							
（１）有形固定資産	※２						
１．建物及び構築物		290,847			306,687		
減価償却累計額		200,930	89,916		211,589	95,097	
２．機械装置及び運搬具		587,132			616,481		
減価償却累計額		506,988	80,144		525,960	90,520	
３．工具、器具及び備品		62,856			68,289		
減価償却累計額		53,617	9,239		55,801	12,487	
４．土地			62,523			67,111	
５．建設仮勘定			18,400			17,578	
有形固定資産合計			260,223	37.8		282,796	23.1
（２）無形固定資産							
１．営業権			26,010			56,446	
２．商標権			44,348			156,241	
３．連結調整勘定			－			210,706	
４．その他			15,863			42,827	
無形固定資産合計			86,222	12.5		466,221	38.2
（３）投資その他の資産							
１．投資有価証券	※１		22,437			18,298	
２．長期貸付金			275			293	
３．長期前払費用			2,469			10,276	
４．繰延税金資産			16,924			56,212	
５．その他	※１		11,319			22,057	
６．貸倒引当金			△　209			△　283	
投資その他の資産合計			53,217	7.7		106,854	8.8
固定資産合計			399,662	58.0		855,872	70.1
Ⅲ　繰延資産			130	0.0		77	0.0
資産合計			688,973	100.0		1,220,564	100.0

区分	注記番号	前連結会計年度 (平成17年３月31日現在) 金額（百万円）		構成比 (%)	当連結会計年度 (平成18年３月31日現在) 金額（百万円）		構成比 (%)
(負債の部)							
Ⅰ　流動負債							
1．支払手形及び買掛金			70,993			96,507	
2．短期借入金	※2		18,604			166,759	
3．一年以内に償還予定の転換社債			2,596			—	
4．一年以内に返済予定の長期借入金	※2		91			22,699	
5．未払金			19,139			27,478	
6．未払費用			63,233			75,951	
7．未払法人税等			19,665			17,510	
8．その他			17,217			29,286	
流動負債合計			211,541	30.7		436,193	35.7
Ⅱ　固定負債							
1．長期借入金	※2		1,426			218,545	
2．退職給付引当金			10,211			29,439	
3．役員退職慰労引当金			180			180	
4．その他			9,950			17,625	
固定負債合計			21,768	3.1		265,790	21.8
負債合計			233,310	33.8		701,983	57.5
(少数株主持分)							
少数株主持分			7,413	1.1		8,903	0.7
(資本の部)							
Ⅰ　資本金	※5		85,424	12.4		85,424	7.0
Ⅱ　資本剰余金			109,561	15.9		109,561	9.0
Ⅲ　利益剰余金			299,345	43.5		345,941	28.3
Ⅳ　その他有価証券評価差額金			3,533	0.5		5,860	0.5
Ⅴ　為替換算調整勘定			△　39,765	△5.8		△　26,944	△2.2
Ⅵ　自己株式	※6		△　9,850	△1.4		△　10,165	△0.8
資本合計			448,249	65.1		509,676	41.8
負債、少数株主持分及び資本合計			688,973	100.0		1,220,564	100.0

②【連結損益計算書】

		前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）			当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）		
区分	注記番号	金額（百万円）		百分比（%）	金額（百万円）		百分比（%）
Ⅰ　売上高			936,851	100.0		971,230	100.0
Ⅱ　売上原価			404,803	43.2		427,734	44.0
売上総利益			532,047	56.8		543,496	56.0
Ⅲ　販売費及び一般管理費	※1,2		410,668	43.8		423,361	43.6
営業利益			121,379	13.0		120,134	12.4
Ⅳ　営業外収益							
1．受取利息		701			1,161		
2．受取配当金		201			93		
3．持分法による投資利益		1,216			－		
4．為替差益		591			13		
5．その他		2,997	5,709	0.6	3,260	4,528	0.5
Ⅴ　営業外費用							
1．支払利息		933			1,396		
2．持分法による投資損失		－			593		
3．その他		809	1,743	0.2	716	2,706	0.3
経常利益			125,345	13.4		121,956	12.6
Ⅵ　特別利益							
1．固定資産売却益	※3	353			241		
2．投資有価証券売却益		1,183			1,202		
3．その他		76	1,613	0.2	219	1,663	0.1
Ⅶ　特別損失							
1．固定資産除売却損	※4	4,043			2,561		
2．米国子会社退職後医療給付過年度費用		－			2,326		
3．関係会社出資金譲渡損		－			880		
4．減損損失	※5	2,508			233		
5．その他		753	7,305	0.8	709	6,711	0.7
税金等調整前当期純利益			119,653	12.8		116,908	12.0
法人税、住民税及び事業税		42,845			38,695		
法人税等調整額		4,272	47,118	5.1	5,971	44,666	4.6
少数株主利益(減算)			355	0.0		1,101	0.1
当期純利益			72,180	7.7		71,140	7.3

③【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日) 金額（百万円）		当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日) 金額（百万円）	
（資本剰余金の部）					
Ⅰ　資本剰余金期首残高			108,888		109,561
Ⅱ　資本剰余金増加高					
株式交換による増加高		672	672	－	－
Ⅲ　資本剰余金期末残高			109,561		109,561
（利益剰余金の部）					
Ⅰ　利益剰余金期首残高			399,889		299,345
Ⅱ　利益剰余金増加高					
１．当期純利益		72,180		71,140	
２．連結会社の増加による増加高		42	72,222	1,847	72,987
Ⅲ　利益剰余金減少高					
１．配当金		19,269		23,955	
２．役員賞与		122		91	
（うち監査役賞与）		(2)		(8)	
３．自己株式消却額		127,775		－	
４．自己株式処分差損		25,598	172,766	2,345	26,392
Ⅳ　利益剰余金期末残高			299,345		345,941

④【連結キャッシュ・フロー計算書】

		前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
Ⅰ　営業活動によるキャッシュ・フロー			
税金等調整前当期純利益		119,653	116,908
減価償却費		56,793	60,758
減損損失		2,508	233
固定資産除売却損益（利益：△）		3,689	2,320
受取利息及び受取配当金		△　903	△　1,254
支払利息		933	1,396
為替差損益（差益：△）		△　239	494
持分法による投資損益（利益：△）		△　1,216	593
売上債権の増減額（増加：△）		△　5,922	618
たな卸資産の増減額（増加：△）		△　9,781	△　4,592
前払年金費用の増減額（増加：△）		―	△　8,467
仕入債務の増減額（減少：△）		2,636	△　1,759
退職給付引当金の増減額（減少：△）		△　13,009	△　6,614
その他		△　3,996	△　2,658
小計		151,146	157,976
利息及び配当金の受取額		1,956	3,379
利息の支払額		△　912	△　1,428
法人税等の支払額		△　42,623	△　42,634
営業活動によるキャッシュ・フロー		109,567	117,292
Ⅱ　投資活動によるキャッシュ・フロー			
有価証券の取得による支出		△　11,999	△　2,999
有価証券の償還による収入		9,171	8,999
有形固定資産の取得による支出		△　50,771	△　49,528
有形固定資産の売却による収入		2,434	1,482
無形固定資産の取得による支出		△　3,979	△　151,660
投資有価証券の取得による支出		△　26	△　36
投資有価証券の償還及び売却による収入		1,691	9,300
新規連結子会社の株式取得等に伴う支出	※２	―	△　293,034
長期貸付による支出		△　1,131	△　897
その他資産の増減額（増加：△）		201	△　1,160
投資活動によるキャッシュ・フロー		△　54,407	△　479,535
Ⅲ　財務活動によるキャッシュ・フロー			
短期借入金の純増減額（減少：△）		402	146,683
長期借入による収入		78	240,245
長期借入金の返済による支出		△　172	△　547
少数株主の増資引受による収入		837	―
自己株式の取得による支出		△　71,632	△　6,056
配当金の支払額		△　19,259	△　23,980
少数株主への配当金の支払額		△　1,332	△　592
その他		420	970
財務活動によるキャッシュ・フロー		△　90,657	356,721
Ⅳ　現金及び現金同等物に係る換算差額		△　1,246	2,727
Ⅴ　現金及び現金同等物の増減額（減少：△）		△　36,742	△　2,794
Ⅵ　現金及び現金同等物の期首残高		107,151	70,409
Ⅶ　新規連結に伴う現金及び現金同等物の増加額		0	760
Ⅷ　連結除外に伴う現金及び現金同等物の減少額		―	△　848
Ⅸ　現金及び現金同等物の期末残高	※１	70,409	67,527

連結財務諸表作成のための基本となる重要な事項

<table>
<tr><th>前連結会計年度
（自　平成16年４月１日
至　平成17年３月31日）</th><th>当連結会計年度
（自　平成17年４月１日
至　平成18年３月31日）</th></tr>
<tr><td>１．連結の範囲に関する事項
連結子会社……77社
（新規）・事業再編により重要性が増加したことから当連結会計年度より連結子会社に含めた１社
花王プロフェッショナル・サービス㈱
（除外）・当連結会計年度において清算した２社
John Frieda GmbH、
John Frieda Professional Hair Care, Inc.
（Kao Brands Company に統合）
・当連結会計年度において清算中の１社
Kao (S) 2003 Private Limited

主要な連結子会社名は、「第１　企業の概況　４　関係会社の状況」に記載しております。
非連結子会社……13社
会社名：㈱消費生活研究所、
花王システム物流㈱、
花王インフォネットワーク㈱、
Crescent Insurance Pte.Ltd.
その他９社（内、持分法適用非連結子会社３社）
なお、非連結子会社13社の合計の総資産、売上高、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。</td><td>１．連結の範囲に関する事項
連結子会社……103社　（新規32社、除外６社）
（新規）・当連結会計年度において新たに株式を取得した子会社27社
Molton Brown Limited及びそのグループ会社８社
㈱カネボウ化粧品及びそのグループ会社17社
ただし、㈱カネボウ化粧品及びそのグループ会社17社については、平成18年１月31日に株式を取得しましたが、決算日が12月31日であるため連結損益計算書への反映は翌連結会計年度からとなり、当連結会計年度は取得時の貸借対照表のみ連結しております。
・当連結会計年度において新たに設立した子会社３社
Kao Prestige Limited、
KMS Global Marketing LLC、
KPSS France S.A.R.L
・前連結会計年度において新たに設立した子会社２社
花王（中国）研究開発中心有限公司、
Kao Brands Australia Pty Limited
（除外）・当連結会計年度において関連会社になったため持分法適用会社に含めた１社
ADM Kao LLC
・事業再編により吸収合併された２社
Goldwell Cosmetics(USA) Inc.、
Goldwell/KMS West LLC
・当連結会計年度において清算された３社
Guhl Ikebana AG、
Guhl Ikebana Kosmetika Ges.m.b.H.、
KMS Research LLC
主要な連結子会社名は、「第１　企業の概況　４　関係会社の状況」に記載しております。
非連結子会社……14社
会社名：花王ロジスティクス㈱、
花王システム物流㈱、
花王マーチャンダイジングサービス㈱
その他11社（内、持分法適用非連結子会社９社）

なお、非連結子会社14社の合計の総資産、売上高、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。</td></tr>
</table>

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
２．持分法の適用に関する事項 持分法適用非連結子会社……３社 会社名：花王商事㈱、ニコー製紙㈱、 花王ロジスティクス㈱ 持分法適用関連会社……７社 会社名：ニベア花王㈱、伊野紙㈱、 Kao (Malaysia) Sdn.Bhd.、 Misamis Oriental Land Development Corporation その他３社 （除外）・当連結会計年度において清算中の１社 Kao Trading (Malaysia) Sdn. Bhd. 持分法非適用関連会社……６社 会社名：昭和興産㈱、水島可塑剤㈱ その他４社 なお、持分法を適用していない非連結子会社10社及び関連会社６社の合計の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。	２．持分法の適用に関する事項 持分法適用非連結子会社……12社　（新規９社、除外０社） 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他９社 （新規）・当連結会計年度において重要性が増したことにより持分法適用に含めた７社 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他５社 ・当連結会計年度において新たに株式を取得した１社 ㈱ＫＣロジスティクス ・当連結会計年度において新たに設立した１社 花王ピオニー㈱ 持分法非適用非連結子会社……２社 会社名：Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd. 持分法適用関連会社……10社　（新規４社、除外１社） 会社名：昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn.Bhd. その他７社 （新規）・当連結会計年度において重要性が増したことにより持分法適用会社に含めた３社 昭和興産㈱、水島可塑剤㈱、 人事サービス・コンサルティング㈱ ・当連結会計年度において関連会社になったため持分法適用会社に含めた１社 ADM Kao LLC （除外）・当連結会計年度において持分比率が減少した１社 杭州伝化花王有限公司 持分法非適用関連会社……２社 会社名：Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社２社及び関連会社２社の合計の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
３．連結子会社の事業年度等に関する事項 連結子会社のうち、花王販売㈱、花王化粧品販売㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の決算日は12月31日であり、連結決算日との差は３ヶ月以内であるため、当該連結子会社の事業年度に係わる財務諸表を基礎として連結を行っております。ただし、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	３．連結子会社の事業年度等に関する事項 連結子会社のうち、花王販売㈱、花王化粧品販売㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の決算日は12月31日であり、連結決算日との差は３ヶ月以内であるため、当該連結子会社の事業年度に係わる財務諸表を基礎として連結を行っております。ただし、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。
４．会計処理基準に関する事項 (1)　重要な資産の評価基準及び評価方法 ①　有価証券 満期保有目的の債券 償却原価法（定額法） その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定） 時価のないもの …主として移動平均法による原価法 ②　デリバティブ 時価法 ③　たな卸資産 主として総平均法による低価法 (2)　重要な減価償却資産の減価償却の方法 ①　有形固定資産 当社及び国内連結子会社は主として定率法を採用し、在外連結子会社は主として定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 建物……………21～35年 機械及び装置…７年、９年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。 ②　無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 営業権…………………………15年、20年 商標権…………………………10年 自社利用のソフトウェア…５年	４．会計処理基準に関する事項 (1)　重要な資産の評価基準及び評価方法 ①　有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ②　デリバティブ 同左 ③　たな卸資産 同左 (2)　重要な減価償却資産の減価償却の方法 ①　有形固定資産 同左 ②　無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 営業権…………………………15年、20年 特許権…………………………８年 商標権…………………………10年 自社利用のソフトウェア…５年

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
(3)　重要な引当金の計上基準 ①　貸倒引当金 当社及び国内連結子会社は、売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。また、在外連結子会社は、主として特定の債権について回収不能見込額を計上しております。 ②　退職給付引当金 当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。 ③　役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を引当計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当連結会計年度末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。	(3)　重要な引当金の計上基準 ①　貸倒引当金 同左 ②　退職給付引当金 当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております 過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。 なお、当連結会計年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。 ③　役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を引当計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当連結会計年度末の残高は、当連結会計年度末に在任の取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
(4)　重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、在外子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めて計上しております。	(4)　重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左
(5)　重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、主として通常の賃貸借取引に係る方法に準じた会計処理によっております。	(5)　重要なリース取引の処理方法 同左
(6)　重要なヘッジ会計の方法 ①　ヘッジ会計の方法 主として繰延ヘッジ処理を採用しております。 なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。	(6)　重要なヘッジ会計の方法 ①　ヘッジ会計の方法 同左
②　ヘッジ手段とヘッジ対象 <u>ヘッジ手段</u>　<u>ヘッジ対象</u> 為替予約　外貨建貸付金及び外貨建予定取引 通貨スワップ　外貨建貸付金 金利スワップ　借入金及び社債	②　ヘッジ手段とヘッジ対象 同左
③　ヘッジ方針 主として当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。 なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。	③　ヘッジ方針 同左

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
(7)　その他連結財務諸表作成のための重要な事項 消費税等の会計処理 税抜方式によっております。	(7)　その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左
５．連結子会社の資産及び負債の評価に関する事項 全面時価評価法を採用しております。	５．連結子会社の資産及び負債の評価に関する事項 同左
６．連結調整勘定の償却に関する事項 連結調整勘定は、発生年度より実質的判断による年数の見積りが可能なものはその見積り年数で、その他については５年間で定額法により償却しております。	６．連結調整勘定の償却に関する事項 同左
７．利益処分項目等の取扱いに関する事項 連結剰余金計算書は、連結会社の利益処分について連結会計年度中に確定した利益処分に基づいて作成しております。	７．利益処分項目等の取扱いに関する事項 同左
８．連結キャッシュ・フロー計算書における資金の範囲 手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３か月以内に償還期限の到来する短期投資からなっております。	８．連結キャッシュ・フロー計算書における資金の範囲 同左

連結財務諸表作成のための基本となる重要な事項の変更

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
（固定資産の減損に係る会計基準） 固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）が平成16年３月31日に終了する連結会計年度に係る連結財務諸表から適用できることになったことに伴い、当連結会計年度から同会計基準及び同適用指針を適用しております。これにより、税金等調整前当期純利益は2,508百万円減少しております。セグメント情報に与える影響は、当該箇所に記載しております。なお、減損損失累計額については、改正後の連結財務諸表規則に基づき各資産の金額から直接控除しております。	――――――

表示方法の変更

前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
――――――	(連結キャッシュ・フロー計算書) 営業活動によるキャッシュ・フローの「前払年金費用の増減」は金額的重要性が増したため、当連結会計年度より「その他」から区分掲記しております。 なお、前連結会計年度における「その他」を区分掲記すると「前払年金費用」は、△658百万円、「その他」は△3,337百万円となります。

追加情報

前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
(法人事業税における外形標準課税部分の連結損益計算書上の表示方法) 実務対応報告第12号「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」(企業会計基準委員会　平成16年２月13日）が公表されたことに伴い、当連結会計年度から同実務対応報告に基づき、法人事業税の付加価値割及び資本割922百万円を販売費及び一般管理費として処理しております。	――――――

注記事項

（連結貸借対照表関係）

前連結会計年度 （平成17年３月31日現在）	当連結会計年度 （平成18年３月31日現在）
※１．非連結子会社及び関連会社に対するものは次のとおりであります。 投資有価証券（株式） 5,088百万円 投資その他の資産「その他」（出資金） 1,023	※１．非連結子会社及び関連会社に対するものは次のとおりであります。 投資有価証券（株式） 5,387百万円 投資その他の資産「その他」（出資金） 263
※２．担保に供している資産の額（簿価） 売掛金 232百万円 有形固定資産等 970 計 1,202 上記に対応する債務 短期借入金 563百万円 一年以内に返済予定の長期借入金 91 長期借入金 45 計 701	※２．担保に供している資産の額（簿価） 売掛金 216百万円 有形固定資産等 1,269 計 1,485 上記に対応する債務 短期借入金 396百万円
３．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH 2,285百万円 従業員等 1,586 計 3,872	３．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH 2,291百万円 従業員等 878 計 3,170
４．────────	４．割引手形残高 681百万円
※５．当社の発行済株式総数は、普通株式549,443千株であります。	※５．当社の発行済株式総数は、普通株式549,443千株であります。
※６．当社が保有する自己株式の数は、普通株式3,888千株であります。	※６．連結会社及び持分法を適用した関連会社が保有する自己株式の数は、普通株式4,497千株であります。

（連結損益計算書関係）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 荷造発送費　50,282百万円 広告宣伝費　84,157 拡売費及び販促費　36,720 給料手当・賞与　68,522 研究開発費　39,763	※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 荷造発送費　51,947百万円 広告宣伝費　83,769 拡売費及び販促費　38,722 給料手当・賞与　73,157 研究開発費　40,262
※２．一般管理費に含まれる研究開発費は、39,763百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。	※２．一般管理費に含まれる研究開発費は、40,262百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。
※３．固定資産売却益の内訳は次のとおりであります。 建物及び構築物　188百万円 機械装置及び運搬具　114 その他　50	※３．固定資産売却益の内訳は次のとおりであります。 機械装置及び運搬具　183百万円 その他　57
※４．固定資産除売却損の内訳は次のとおりであります。 機械装置及び運搬具　1,350百万円 建物及び構築物　893 土地　825 無形固定資産（ソフトウエア）　820 その他　153	※４．固定資産除売却損の内訳は次のとおりであります。 機械装置及び運搬具　1,149百万円 建物及び構築物　895 土地　409 その他　107
※５．減損損失の内訳は次のとおりであります。	――――――

(1) 連結子会社　Kao (Taiwan) Corporation

場所	用途	種類	減損損失（百万円）
Kao (Taiwan) Corporation（台湾）	子供用紙おむつ製造設備	建物 機械装置等	287 2,003
		計	2,291

上記の減損損失を把握するにあたっては、継続的に収支の把握を行っている管理会計上の事業区分に基づき、資産のグルーピングを行っております。台湾における少子化の影響などにより将来的な市場の拡大が見込まれない中で、激しい市場競争により収益が悪化したことから、帳簿価額を正味売却価額まで減額しました。なお、正味売却価額は、建物については不動産鑑定士からの評価額により、機械装置等については独自の仕様のため売却困難と判断し、それぞれ評価しております。

(2) その他連結子会社

処分予定土地等　217百万円

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　32,026 百万円 有価証券勘定　40,383 流動資産の「その他」に含まれる金銭債権信託受益権　4,000 預入期間が３か月を超える定期預金　△1 取得日から償還日までの期間が３か月を超える債券等　△6,000 現金及び現金同等物　70,409	※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　47,384 百万円 有価証券勘定　20,189 流動資産のその他に含まれる短期貸付金　0 預入期間が３か月を超える定期預金　△47 現金及び現金同等物　67,527
２．　――――――	※２．株式の取得により新たに連結子会社となった会社の資産及び負債の内訳 株式の取得により新たに連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得価額と取得に伴う支出（純額）との関係は次のとおりであります。 Molton Brown Limited 他８社合計額 流動資産　3,264 百万円 営業権　32,793 その他固定資産　1,447 流動負債　△2,548 少数株主持分　△11 取得価額　34,945 現金及び現金同等物　△362 未払金　△2,496 差引：子会社株式取得に伴う支出　32,086 ㈱カネボウ化粧品　他17社合計額 流動資産　82,038 百万円 連結調整勘定　210,706 その他固定資産　68,863 流動負債　△54,469 固定負債　△25,721 少数株主持分　△366 取得価額　281,050 現金及び現金同等物　△20,043 未払金　△60 差引：子会社株式取得に伴う支出　260,947

<table>
<tr><th>前連結会計年度
(自　平成16年４月１日
至　平成17年３月31日)</th><th>当連結会計年度
(自　平成17年４月１日
至　平成18年３月31日)</th></tr>
<tr><td>３．重要な非資金取引の内容
(1) 転換社債の転換に伴い自己株式を代用したことによる非資金取引
自己株式減少額　53,476 百万円
自己株式処分差損　△25,604
転換による転換社債減少額　27,871

(2) 当連結会計年度に、花王販売㈱を完全子会社とする株式交換を行い、代用自己株式を交付したことにより、資本剰余金及び自己株式が次のとおり増減しました。
株式交換による資本剰余金増加額　672 百万円
株式交換による自己株式減少額　12,929</td><td>３．重要な非資金取引の内容
転換社債の転換に伴い自己株式を代用したことによる非資金取引
自己株式減少額　4,888 百万円
自己株式処分差損　△2,306
転換による転換社債減少額　2,581</td></tr>
</table>

（リース取引関係）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

前連結会計年度

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
建物及び構築物等	10,572	2,358	8,213

（注）取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料期末残高相当額

１年内	894 百万円
１年超	7,319
合計	8,213

（注）未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料及び減価償却費相当額

①支払リース料	1,193百万円
②減価償却費相当額	1,193

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引

未経過リース料

１年内	2,505百万円
１年超	14,730
合計	17,236

当連結会計年度

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
建物及び構築物	8,632	1,403	－	7,228
工具、器具及び備品等	8,787	5,378	－	3,409
合計	17,419	6,782	－	10,637

（注）　同左

(2) 未経過リース料期末残高相当額等

未経過リース料期末残高相当額

１年内	2,118 百万円
１年超	8,519
合計	10,637

リース資産減損勘定の残高　－ 百万円

（注）　同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

①支払リース料	726百万円
②リース資産減損勘定の取崩額	－
③減価償却費相当額	726
④減損損失	－

(4) 減価償却費相当額の算定方法

同左

２．オペレーティング・リース取引

未経過リース料

１年内	4,134百万円
１年超	21,260
合計	25,394

（有価証券関係）

前連結会計年度（平成17年３月31日現在）

有価証券

１．満期保有目的の債券で時価のあるもの

種類		連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
時価が連結貸借対照表計上額を超えるもの	(1) 社債	3,000	3,006	6
	(2) その他	4,999	4,999	0
	小計	7,999	8,006	6
時価が連結貸借対照表計上額を超えないもの	(1) 社債	3,000	2,999	△0
	(2) その他	—	—	—
	小計	3,000	2,999	△0
合計		10,999	11,006	6

２．その他有価証券で時価のあるもの

種類		取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	2,674	8,691	6,017
	(2) 債券	—	—	—
	(3) その他	5,014	5,022	8
	小計	7,688	13,714	6,025
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	216	190	△26
	(2) 債券			
	国債・地方債	507	507	—
	(3) その他	3,222	3,176	△46
	小計	3,947	3,873	△73
合計		11,635	17,588	5,952

３．当連結会計年度中に売却したその他有価証券（自平成16年４月１日　至平成17年３月31日）

売却額（百万円）	売却益の合計（百万円）	売却損の合計（百万円）
2,199	1,183	39

４．時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

	連結貸借対照表計上額（百万円）
満期保有目的の債券	
コマーシャルペーパー	6,999
その他有価証券	
マネー・マネジメント・ファンド	19,040

5．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

	１年以内（百万円）	１年超５年以内（百万円）	５年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	—	—	—	507
社債	6,000	—	—	—
その他	13,159	—	—	—
その他	—	—	—	—
合計	19,159	—	—	507

（注）有価証券について９百万円（その他有価証券で時価のある株式７百万円、時価評価されていない株式２百万円）減損処理を行っております。

なお、減損処理にあたっては、連結会計年度末における時価が取得原価に比べ50％以上下落した場合には、全て減損処理を行い、30～50％程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

当連結会計年度（平成18年３月31日現在）

有価証券

1．その他有価証券で時価のあるもの

種類		取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	2,891	11,892	9,001
	(2) 債券	—	—	—
	(3) その他	18	19	1
	小計	2,909	11,912	9,002
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	155	137	△17
	(2) 債券			
	国債・地方債	338	338	—
	(3) その他	341	341	—
	小計	834	817	△17
合計		3,744	12,729	8,984

2．当連結会計年度中に売却したその他有価証券（自平成17年４月１日　至平成18年３月31日）

売却額（百万円）	売却益の合計（百万円）	売却損の合計（百万円）
9,312	1,202	45

3．時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

	連結貸借対照表計上額（百万円）
その他有価証券	
ＭＭＦ	18,429

4．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

	１年以内（百万円）	１年超５年以内（百万円）	５年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	－	－	－	338
社債	－	－	－	－
その他	1,081	－	－	－
その他	－	－	－	－
合計	1,081	－	－	338

（注）有価証券について14百万円（その他有価証券で時価のある株式14百万円、時価評価されていない株式０百万円）減損処理を行っております。

なお、減損処理にあたっては、連結会計年度末における時価が取得原価に比べ50％以上下落した場合には、全て減損処理を行い、30～50％程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

(デリバティブ取引関係)

1．取引の状況に関する事項

前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
(1) 取引の内容 金利スワップ取引、通貨スワップ取引及び為替予約取引を利用しております。	(1) 取引の内容 金利スワップ取引、通貨スワップ取引、通貨オプション取引及び為替予約取引を利用しております。
(2) 取引に対する取組方針 債権債務残高及び実需の範囲内でのみデリバティブ取引を利用することとしており、投機的な取引は行わない方針であります。	(2) 取引に対する取組方針 同左
(3) 取引の利用目的 金利スワップ取引　：調達資金の金利変動リスクを軽減するため。 通貨スワップ取引　：外貨建の資金調達や海外関係会社等への資金の貸付に際し、元本及び金利の為替変動リスクを軽減するため。 為替予約取引　：外貨建の債権債務等の為替変動リスクを軽減するため。	(3) 取引の利用目的 金利スワップ取引　：調達資金の金利変動リスクを軽減するため。 通貨スワップ取引　：外貨建の資金調達や海外関係会社等への資金の貸付に際し、元本及び金利の為替変動リスクを軽減するため。 通貨オプション取引：外貨建の債権債務等の為替変動リスクを軽減するため。 為替予約取引　：外貨建の債権債務等の為替変動リスクを軽減するため。
(4) 取引に係るリスクの内容 金利スワップ取引には、市場金利の変動リスクがあり、また、通貨スワップ取引及び為替予約取引には、為替相場の変動によるリスクを有しております。なお、デリバティブ取引の契約先は信用度の高い金融機関に限定しているため、相手方の契約不履行によるリスクはほとんどないと認識しております。	(4) 取引に係るリスクの内容 金利スワップ取引には、市場金利の変動リスクがあり、また、通貨スワップ取引、通貨オプション取引及び為替予約取引には、為替相場の変動によるリスクを有しております。なお、デリバティブ取引の契約先は信用度の高い金融機関に限定しているため、相手方の契約不履行によるリスクはほとんどないと認識しております。
(5) 取引に係るリスク管理体制 デリバティブ取引の実行及び管理は、取引内容や担当組織及び内部牽制制度等を規定した社内規則に基づいて実施しております。	(5) 取引に係るリスク管理体制 同左
(6) 取引の時価等に関する事項についての補足説明 取引の時価等に関する事項についての契約額等は、あくまでもデリバティブ取引における名目的な契約額、または計算上の想定元本であり、当該金額自体がデリバティブ取引のリスクの大きさを示すものではありません。	(6) 取引の時価等に関する事項についての補足説明 同左

２．取引の時価等に関する事項

デリバティブ取引の契約額等、時価及び評価損益

(1) 通貨関連

区分	種類	前連結会計年度（平成17年３月31日現在）				当連結会計年度（平成18年３月31日現在）			
		契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引	為替予約取引								
	売建								
	米ドル	5,428	－	5,384	43	2,640	－	2,657	△16
	その他通貨	786	－	773	12	848	－	854	△5
	買建								
	米ドル	2,801	－	2,534	△267	2,178	－	2,351	173
	円	12	－	12	－	45	－	45	0
	英ポンド	－	－	－	－	263	－	261	△1
	その他通貨	－	－	－	－	35	－	35	△0
	通貨オプション取引								
	売建　コール	－	－			83	－		
	米ドル	(－)		－	－	(1)		0	0
	買建　プット	－	－			83	－		
	米ドル	(－)		－	－	(1)		0	△0
	通貨スワップ取引								
	受取円・支払米ドル	4,293	2,664	262	262	4,029	1,567	△146	△146
	受取円・支払ユーロ	3,508	260	△216	△216	1,824	－	△129	△129
	受取円・支払英ポンド	－	－	－	－	14,518	2,727	△665	△665
	受取米ドル・支払ユーロ	2,324	1,957	△337	△337	1,932	－	△18	△18
	受取香港ドル・支払ユーロ	999	－	△157	△157	－	－	－	－
	受取米ドル・支払タイバーツ	1,660	1,660	△4	△4	3,469	2,577	187	187
合計					△663				△621

前連結会計年度（平成17年３月31日現在）	当連結会計年度（平成18年３月31日現在）
（注）１．時価の算定方法 為替予約取引については、当連結決算日における先物為替相場によっております。 通貨スワップ取引については、取引相手先金融機関より提示された価格によっております。 ２．ヘッジ会計が適用されているものについては、記載対象から除いております。	（注）１．時価の算定方法 為替予約取引については、当連結決算日における先物為替相場によっております。 通貨オプション取引及び通貨スワップ取引については、取引相手先金融機関より提示された価格によっております。 ２．同左 ３．契約額等の欄の（　）の金額は通貨オプション取引のオプション料です。

(2) 金利関連

区分	種類	前連結会計年度（平成17年３月31日現在）				当連結会計年度（平成18年３月31日現在）			
		契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引	金利スワップ取引								
	受取固定・支払変動	708	708	△1	△1	699	699	△0	△0
合計		708	708	△1	△1	699	699	△0	△0

前連結会計年度 (平成17年３月31日現在)	当連結会計年度 (平成18年３月31日現在)
(注) １．時価の算定方法 取引相手先金融機関より提示された価格によっております。 ２．ヘッジ会計が適用されているものについては、記載対象から除いております。	(注) １．時価の算定方法 同左 ２．　同左

（退職給付関係）

1．採用している退職給付制度の概要

当社及び一部の国内連結子会社は、確定給付型の制度として、厚生年金基金制度を設けておりましたが、代行部分の返上に伴い、確定給付企業年金法に基づき平成15年６月に確定給付企業年金に移行しました。同時に退職給付制度の改定を行い、キャッシュバランスプラン（市場金利連動型年金）と、将来積立分の一部につき確定拠出年金制度を導入しました。その他、早期退職者に対して、自由定年支援金を支払う場合があります。

他の一部の国内連結子会社は、確定給付型の制度として、退職一時金制度を設けています。その他、従業員の退職等に際して、退職給付会計基準に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

また、一部の在外連結子会社は、確定給付型制度のほか、確定拠出型制度等を設けております。

2．退職給付債務に関する事項

	前連結会計年度 （平成17年３月31日現在） （百万円）	当連結会計年度 （平成18年３月31日現在） （百万円）
イ．退職給付債務	△183,873	△222,105
ロ．年金資産	143,514	183,938
ハ．未積立退職給付債務（イ＋ロ）	△40,359	△38,166
ニ．会計基準変更時差異の未処理額	17,919	16,125
ホ．未認識数理計算上の差異	41,446	27,933
ヘ．未認識過去勤務債務（債務の減額）	△25,464	△22,888
ト．連結貸借対照表計上額純額（ハ＋ニ＋ホ＋ヘ）	△6,459	△16,996
チ．前払年金費用	3,752	12,442
リ．退職給付引当金（ト－チ）	△10,211	△29,439

3．退職給付費用に関する事項

	前連結会計年度 （自平成16年４月１日 至平成17年３月31日） （百万円）	当連結会計年度 （自平成17年４月１日 至平成18年３月31日） （百万円）
イ．勤務費用	7,090	7,061
ロ．利息費用	3,654	3,837
ハ．期待運用収益	△2,678	△3,307
ニ．会計基準変更時差異の費用処理額	1,790	1,793
ホ．数理計算上の差異の費用処理額（注）２	6,801	6,042
ヘ．過去勤務債務の費用処理額	△2,429	△2,396
ト．退職給付費用（イ＋ロ＋ハ＋ニ＋ホ＋ヘ）	14,230	13,031

前連結会計年度 （自平成16年４月１日 至平成17年３月31日）	当連結会計年度 （自平成17年４月１日 至平成18年３月31日）
（注）１．上記退職給付費用以外に、当社及び一部の連結子会社において、確定拠出型等の退職給付費用として1,799百万円を計上しております。 ２．一部の在外連結子会社は数理計算上の差異について回廊アプローチを適用しております。	（注）１．上記退職給付費用以外に、当社及び一部の連結子会社において、確定拠出型等の退職給付費用として1,986百万円を計上しております。 ２．同左

4．退職給付債務等の計算の基礎に関する事項

	前連結会計年度 （自平成16年４月１日 至平成17年３月31日）	当連結会計年度 （自平成17年４月１日 至平成18年３月31日）
イ．退職給付見込額の期間配分方法	期間定額基準	同左
ロ．割引率	主として 2.0%	主として 2.0%
ハ．期待運用収益率	主として 2.0%	主として 2.0%
ニ．過去勤務債務の額の処理年数	主として 15年 （発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理しております。）	主として 15年 （同左）
ホ．数理計算上の差異の処理年数	主として 10年 （発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により発生年度から費用処理しております。）	主として 10年 （同左）
ヘ．会計基準変更時差異の処理年数	15年	15年

（税効果会計関係）

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	前連結会計年度 （平成17年3月31日現在）	当連結会計年度 （平成18年3月31日現在）
繰延税金資産		
減価償却費	23,672 百万円	82,306 百万円
退職給付引当金	3,340	11,243
未払費用	8,034	9,970
未払事業税	1,353	1,659
繰越欠損金	6,305	30,173
その他	12,217	17,263
繰延税金資産小計	54,923	152,617
評価性引当額	△4,204	△50,300
繰延税金資産合計	50,719	102,317
繰延税金負債		
その他有価証券評価差額金	△2,425	△3,684
留保利益	△10,072	△12,279
圧縮記帳積立金	△4,738	△4,663
前払年金費用	－	△4,880
その他	△4,418	△5,422
繰延税金負債合計	△21,654	△30,929
繰延税金資産の純額	29,065	71,387

2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

	当連結会計年度 （平成18年3月31日）
法定実効税率	40.54 %
（調整）	
試験研究費等の法人税額特別控除	△3.15
損金に算入されない営業権等の償却費	1.41
その他	△0.59
税効果会計適用後の法人税等の負担率	38.21

（セグメント情報）

【事業の種類別セグメント情報】

最近２連結会計年度の事業の種類別セグメント情報は次のとおりであります。

前連結会計年度（自平成16年４月１日　至平成17年３月31日）

	家庭用製品事業（百万円）	化粧品（ソフィーナ）事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	690,006	78,294	168,550	936,851	—	936,851
(2) セグメント間の内部売上高又は振替高	—	—	28,439	28,439	(28,439)	—
計	690,006	78,294	196,989	965,290	(28,439)	936,851
営業費用	597,408	70,601	176,326	844,336	(28,864)	815,471
営業利益	92,597	7,693	20,663	120,954	425	121,379
Ⅱ 資産、減価償却費、減損損失及び資本的支出						
資産	434,007	31,653	164,838	630,500	58,473	688,973
減価償却費	43,610	2,646	10,848	57,105	(311)	56,793
減損損失	2,508	—	—	2,508	—	2,508
資本的支出	34,745	3,572	16,000	54,317	—	54,317

当連結会計年度（自平成17年４月１日　至平成18年３月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	704,033	85,246	181,949	971,230	—	971,230
(2) セグメント間の内部売上高又は振替高	—	—	26,941	26,941	(26,941)	—
計	704,033	85,246	208,890	998,171	(26,941)	971,230
営業費用	611,334	80,074	186,861	878,270	(27,174)	851,095
営業利益	92,699	5,171	22,029	119,901	233	120,134
Ⅱ 資産、減価償却費、減損損失及び資本的支出						
資産	436,320	573,398	191,629	1,201,348	19,215	1,220,564
減価償却費	42,552	6,449	11,755	60,758	—	60,758
減損損失	233	—	—	233	—	233
資本的支出	24,939	154,127	24,528	203,595	—	203,595

（注）１．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、家庭用製品、化粧品、工業用製品の事業に区分しております。

なお、「化粧品」は従来「化粧品（ソフィーナ）」と表現しておりましたが、国内及び海外での事業拡大により、当該事業におけるブランドがソフィーナだけでなくなったことから、当連結会計年度より「化粧品」に名称を変更しました。

2．各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

「化粧品事業」の事業区分の名称変更に伴い、売上区分及び主要製品の表示も変更しておりますが、その内容は従来と変更ありません。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。

前連結会計年度　　61,613百万円
当連結会計年度　　20,809百万円

4．減価償却費及び資本的支出には、長期前払費用と繰延資産の償却額及び増加額がそれぞれ含まれております。

【所在地別セグメント情報】

最近２連結会計年度の所在地別セグメント情報は次のとおりであります。

前連結会計年度（自平成16年４月１日　至平成17年３月31日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	693,017	77,458	82,408	83,967	936,851	－	936,851
(2) セグメント間の内部売上高又は振替高	10,067	22,823	1,230	9,836	43,958	(43,958)	－
計	703,084	100,282	83,638	93,803	980,809	(43,958)	936,851
営業費用	595,600	97,525	77,183	89,207	859,517	(44,045)	815,471
営業利益	107,484	2,756	6,455	4,595	121,292	86	121,379
Ⅱ 資産	421,746	84,342	63,191	81,929	651,209	37,764	688,973

当連結会計年度（自平成17年４月１日　至平成18年３月31日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	697,484	84,468	93,738	95,537	971,230	－	971,230
(2) セグメント間の内部売上高又は振替高	10,571	26,429	1,428	13,947	52,377	(52,377)	－
計	708,056	110,898	95,167	109,485	1,023,607	(52,377)	971,230
営業費用	606,402	105,054	88,388	101,962	901,807	(50,712)	851,095
営業利益	101,653	5,844	6,778	7,522	121,799	(1,664)	120,134
Ⅱ 資産	934,184	107,509	75,471	127,499	1,244,665	(24,101)	1,220,564

（注）１．国又は地域の区分の方法

地理的近接度により区分しております。

２．本邦以外の区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州　：米国、カナダ、メキシコ

(3) 欧州　：ヨーロッパ諸国、南アフリカ

３．資産のうち消去又は全社の項目に含めた全社資産は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。

前連結会計年度　　61,613百万円

当連結会計年度　　20,809百万円

【海外売上高】

最近２連結会計年度の海外売上高は次のとおりであります。

前連結会計年度（自平成16年４月１日　至平成17年３月31日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	81,791	81,962	85,539	249,293
Ⅱ　連結売上高（百万円）				936,851
Ⅲ　連結売上高に占める海外売上高の割合（％）	8.7	8.7	9.1	26.6

当連結会計年度（自平成17年４月１日　至平成18年３月31日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	92,711	94,356	93,139	280,207
Ⅱ　連結売上高（百万円）				971,230
Ⅲ　連結売上高に占める海外売上高の割合（％）	9.5	9.7	9.6	28.9

（注）１．国又は地域の区分の方法

地理的近接度により区分しております。

２．各区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州　：米国、カナダ、メキシコ

(3) 欧州　：ヨーロッパ諸国、南アフリカ

３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

【関連当事者との取引】

前連結会計年度（自平成16年４月１日　至平成17年３月31日）

役員及び個人主要株主等

属性	氏名	住所	資本金（百万円）	事業の内容又は職業	議決権等の被所有割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
役員	後藤　卓也	－	－	当社取締役	直接 0.0%	－	－	（財）花王芸術・科学財団への拠出金	22	－	－

（注）１．上記の取引は、いわゆる第三者のための取引であります。

２．取引金額には消費税等が含まれておりません。

当連結会計年度（自平成17年４月１日　至平成18年３月31日）

役員及び個人主要株主等

属性	氏名	住所	資本金（百万円）	事業の内容又は職業	議決権等の被所有割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
役員	後藤　卓也	－	－	当社取締役	直接 0.0%	－	－	（財）花王芸術・科学財団への拠出金	20	－	－

（注）１．上記の取引は、いわゆる第三者のための取引であります。

２．取引金額には消費税等が含まれておりません。

（１株当たり情報）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）		当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	
１株当たり純資産額	821.47円	１株当たり純資産額	935.11円
１株当たり当期純利益	131.16円	１株当たり当期純利益	130.58円
潜在株式調整後１株当たり当期純利益	129.09円	潜在株式調整後１株当たり当期純利益	130.28円

（注）１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	72,180	71,140
普通株主に帰属しない金額（百万円）	91	90
（うち利益処分による役員賞与金）	(91)	(90)
普通株式に係る当期純利益（百万円）	72,088	71,049
期中平均株式数（千株）	549,625	544,126
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	29	3
（うち支払利息（税額相当額控除後））	(29)	(3)
普通株式増加数（千株）	9,023	1,248
（うち転換社債）	(8,948)	(1,013)
（うち新株予約権）	(75)	(234)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション （新株予約権　507個） 普通株式　507千株 平成16年６月29日定時株主総会決議ストックオプション （新株予約権　1,151個） 普通株式　1,151千株	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション （新株予約権　438個） 普通株式　438千株

（重要な後発事象）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
平成17年６月29日開催の定時株主総会において、商法第210条の規定に基づき、本定時株主総会終結の時から次期定時株主総会終結の時までに、当社普通株式を、株式の総数20,000千株、取得価額の総額50,000百万円を限度として取得することを決議しました。	――――――
平成16年６月29日開催の定時株主総会において、商法第210条の規定に基づき、同定時株主総会終結の時から当期定時株主総会終結の時までに、当社普通株式を、株式の総数20,000千株、取得価額の総額50,000百万円を限度として取得することを決議しました。 これを受けて、平成17年３月31日までに、自己株式17,604千株を44,997百万円で取得しておりますが、さらに、平成17年３月24日開催の取締役会において、平成17年４月１日から平成17年６月23日までに、株式の総数2,396千株、取得価額の総額5,002百万円を限度として取得することを決議し、下記のとおり取得しました。 (1) 取得した株式の総数　2,012千株 (2) 取得価額の総額　5,001百万円	――――――

⑤【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高（百万円）	当期末残高（百万円）	利率（%）	担保	償還期限
花王株式会社	第７回無担保転換社債	平成８年12月13日	2,596 (2,596)	－	0.95	なし	平成18年３月31日

（注）（　）内書は、１年以内の償還予定額であります。

【借入金等明細表】

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（%）	返済期限
短期借入金	18,604	166,759	0.59	－
１年以内に返済予定の長期借入金	91	22,699	0.31	－
長期借入金（１年以内に返済予定のものを除く。）	1,426	218,545	0.34	平成19～24年
その他の有利子負債				
流動負債「その他」（預り金）	5,086	4,886	0.35	－
固定負債「その他」（長期預り金）	4,571	5,047	0.12	－
固定負債「その他」（長期未払金）	－	2,275	4.24	－
合計	29,781	420,214	－	－

（注）１．平均利率については、期末借入金残高に対する加重平均利率を記載しております。

２．長期借入金（１年以内に返済予定のものを除く。）の連結決算日後５年内における返済予定額は以下のとおりであります。

なお、４年以内の返済金額は、予定されている最低金額にて記載しております。

	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
長期借入金	22,055	22,041	22,041	132,041

(2)【その他】

該当事項はありません。

2【財務諸表等】

(1)【財務諸表】

①【貸借対照表】

		前事業年度 (平成17年3月31日現在)			当事業年度 (平成18年3月31日現在)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1. 現金及び預金			17,667			16,062	
2. 売掛金	※5		55,801			54,036	
3. 有価証券			27,898			—	
4. 製品	※4		28,492			27,883	
5. 原材料			6,978			8,845	
6. 仕掛品			10,313			10,356	
7. 貯蔵品			1,829			1,975	
8. 前払費用			2,552			2,990	
9. 繰延税金資産			6,937			6,441	
10. 関係会社短期貸付金			7,016			17,182	
11. 未収入金	※5		8,761			11,031	
12. その他	※5		6,202			8,016	
13. 貸倒引当金			△ 19			△ 314	
流動資産合計			180,430	29.8		164,506	16.1
Ⅱ 固定資産							
(1) 有形固定資産							
1. 建物	※1	184,500			186,204		
減価償却累計額		128,772	55,727		134,200	52,003	
2. 構築物	※1	57,610			58,238		
減価償却累計額		47,005	10,605		47,953	10,285	
3. 機械及び装置	※1	488,765			489,880		
減価償却累計額		437,135	51,629		439,441	50,439	
4. 車両運搬具		2,496			2,483		
減価償却累計額		2,333	163		2,313	169	
5. 工具、器具及び備品		50,508			50,236		
減価償却累計額		44,227	6,280		44,412	5,823	
6. 土地			44,297			44,317	
7. 建設仮勘定			4,013			4,735	
有形固定資産合計			172,717	28.6		167,776	16.3
(2) 無形固定資産							
1. 特許権			544			21,610	
2. 借地権			24			24	
3. 商標権			44,285			156,183	
4. 実用新案権			—			599	
5. 意匠権			—			4,602	
6. ソフトウェア			5,725			5,948	
7. その他			1,643			1,404	
無形固定資産合計			52,222	8.6		190,374	18.6
(3) 投資その他の資産							
1. 投資有価証券			15,977			10,371	
2. 関係会社株式			98,860			401,501	
3. 関係会社出資金			48,343			48,939	
4. 関係会社長期貸付金			2,954			5,858	
5. 長期前払費用			26			133	
6. 繰延税金資産			30,024			25,265	
7. その他			3,458			9,436	
8. 貸倒引当金			△ 9			△ 8	
投資その他の資産合計			199,634	33.0		501,498	49.0
固定資産合計			424,574	70.2		859,648	83.9
資産合計			605,005	100.0		1,024,155	100.0

区分	注記番号	前事業年度 (平成17年３月31日現在) 金額（百万円）		構成比 (%)	当事業年度 (平成18年３月31日現在) 金額（百万円）		構成比 (%)
（負債の部）							
Ⅰ　流動負債							
１．買掛金	※５		58,868			58,060	
２．短期借入金			―			143,000	
３．一年以内に償還予定の転換社債			2,596			―	
４．一年以内に返済予定の長期借入金			―			22,000	
５．未払金			12,934			15,243	
６．未払費用			38,782			39,255	
７．未払法人税等			16,180			12,021	
８．預り金	※５		31,590			39,879	
９．その他			2,812			1,151	
流動負債合計			163,766	27.0		330,612	32.3
Ⅱ　固定負債							
１．長期借入金			―			218,000	
２．退職給付引当金			5,647			834	
３．役員退職慰労引当金			180			180	
４．その他			82			83	
固定負債合計			5,909	1.0		219,098	21.4
負債合計			169,675	28.0		549,710	53.7
（資本の部）							
Ⅰ　資本金	※２		85,424	14.1		85,424	8.3
Ⅱ　資本剰余金							
資本準備金		108,888			108,888		
資本剰余金合計			108,888	18.0		108,888	10.6
Ⅲ　利益剰余金							
１．利益準備金		14,116			14,116		
２．任意積立金							
(1) 特別償却準備金		268			191		
(2) 圧縮記帳積立金		6,883			6,745		
(3) 別途積立金		271,799			201,799		
３．当期未処分利益又は当期未処理損失（△）		△45,349			62,603		
利益剰余金合計			247,719	41.0		285,456	27.9
Ⅳ　その他有価証券評価差額金	※７		3,147	0.5		4,652	0.5
Ⅴ　自己株式	※３		△　9,850	△1.6		△　9,978	△1.0
資本合計			435,329	72.0		474,444	46.3
負債資本合計			605,005	100.0		1,024,155	100.0

②【損益計算書】

区分	注記番号	前事業年度（自 平成16年4月1日 至 平成17年3月31日）金額（百万円）		百分比（%）	当事業年度（自 平成17年4月1日 至 平成18年3月31日）金額（百万円）		百分比（%）
Ⅰ 売上高	※1		694,655	100.0		688,589	100.0
Ⅱ 売上原価							
1．製品期首たな卸高	※2	26,506			28,492		
2．当期商品仕入高		53,266			50,089		
3．当期製品製造原価		235,539			242,484		
合計		315,311			321,066		
4．他勘定振替高	※3	4,905			3,844		
5．製品期末たな卸高	※2	28,492			27,883		
6．低価法によるたな卸資産評価損		39	281,953	40.6	46	289,385	42.0
売上総利益			412,702	59.4		399,204	58.0
Ⅲ 販売費及び一般管理費							
1．販売費	※4	260,696			252,988		
2．一般管理費	※4※5	53,992	314,688	45.3	55,664	308,652	44.8
営業利益			98,013	14.1		90,551	13.2
Ⅳ 営業外収益							
1．受取利息	※1	52			99		
2．有価証券利息		7			3		
3．受取配当金	※1	3,900			7,057		
4．為替差益		428			411		
5．その他	※1	2,622	7,012	1.0	2,559	10,131	1.4
Ⅴ 営業外費用							
1．支払利息	※1	105			217		
2．社債利息		49			5		
3．取立送金手数料		59			－		
4．不動産取得税		96			－		
5．支払手数料		－			282		
6．その他		155	467	0.0	44	549	0.1
経常利益			104,558	15.1		100,134	14.5
Ⅵ 特別利益							
1．固定資産売却益	※6	185			38		
2．貸倒引当金戻入額		37			－		
3．投資有価証券売却益		1,183			1,150		
4．その他		－	1,405	0.2	8	1,197	0.2
Ⅶ 特別損失							
1．固定資産除却損	※7	1,890			1,693		
2．関係会社出資金評価損		5,855			2,822		
3．その他		378	8,124	1.2	64	4,580	0.6
税引前当期純利益			97,839	14.1		96,750	14.1
法人税、住民税及び事業税		33,535			28,388		
法人税等調整額		1,785	35,320	5.1	4,229	32,617	4.8
当期純利益			62,518	9.0		64,133	9.3
前期繰越利益			57,961			14,430	
自己株式処分差損			27,533			2,345	
自己株式消却額			127,775			－	
中間配当額			10,521			13,615	
当期未処分利益又は当期未処理損失（△）			△45,349			62,603	

製造原価明細書

区分	注記番号	前事業年度 (自　平成16年4月1日 至　平成17年3月31日) 金額（百万円）	構成比(%)	当事業年度 (自　平成17年4月1日 至　平成18年3月31日) 金額（百万円）	構成比(%)
Ⅰ　原材料費		166,563	69.9	173,800	71.7
Ⅱ　労務費		21,167	8.9	20,669	8.5
Ⅲ　経費		50,627	21.2	48,057	19.8
(うち減価償却費)		(21,945)	(9.2)	(19,365)	(8.0)
(うち外注加工費)		(12,566)	(5.3)	(12,686)	(5.2)
当期総製造費用		238,358	100.0	242,527	100.0
期首仕掛品たな卸高		7,494		10,313	
計		245,852		252,840	
期末仕掛品たな卸高		10,313		10,356	
当期製品製造原価		235,539		242,484	

(注) 標準原価に基づく工程別総合原価計算を採用し、期末に原価差額を調整しております。

③【利益処分計算書】

区分	注記番号	前事業年度 金額（百万円）		当事業年度 金額（百万円）	
Ⅰ　当期未処分利益又は当期未処理損失（△）			△45,349		62,603
Ⅱ　任意積立金取崩額					
1．特別償却準備金取崩額		77		18	
2．圧縮記帳積立金取崩額		158		109	
3．別途積立金取崩額		70,000	70,235	―	128
合計			24,886		62,732
Ⅲ　利益処分額					
1．配当金		10,365		13,637	
		(1株につき19円)		(1株につき25円)	
2．取締役賞与金		70		73	
3．任意積立金					
(1) 圧縮記帳積立金		19		―	
(2) 別途積立金		―	10,455	20,000	33,711
Ⅳ　次期繰越利益			14,430		29,020
株主総会承認日		平成17年6月29日		平成18年6月29日	

重要な会計方針

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
１．有価証券の評価基準及び評価方法 満期保有目的の債券 償却原価法（定額法） 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの …移動平均法による原価法	１．有価証券の評価基準及び評価方法 満期保有目的の債券 同左 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左
２．たな卸資産の評価基準及び評価方法 総平均法による低価法	２．たな卸資産の評価基準及び評価方法 同左
３．固定資産の減価償却の方法 (1) 有形固定資産 定率法を採用しており、実質的残存価額まで償却しております。 なお、主な耐用年数は以下のとおりであります。 建物……………21～35年 機械及び装置…７年、９年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。 (2) 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 商標権………………………10年 自社利用のソフトウェア…５年	３．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 特許権………………………８年 商標権………………………10年 自社利用のソフトウェア…５年
４．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。	４．外貨建の資産及び負債の本邦通貨への換算基準 同左

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
５．引当金の計上基準 (1) 貸倒引当金 売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生事業年度から費用処理しております。 (3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当事業年度末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。	５．引当金の計上基準 (1) 貸倒引当金 同左 (2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生事業年度から費用処理しております。 なお、当事業年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。 (3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当事業年度末の残高は、当事業年度末に在任の取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
６．リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	６．リース取引の処理方法 同左
７．ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段　ヘッジ対象 為替予約　外貨建貸付金及び外貨建予定取引 通貨スワップ　外貨建貸付金 金利スワップ　借入金及び社債 (3) ヘッジ方針 当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。 なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50％以上をヘッジする方針であります。	７．ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左
８．その他財務諸表作成のための基本となる重要な事項 消費税等の会計処理 税抜方式によっております。	８．その他財務諸表作成のための基本となる重要な事項 消費税等の会計処理 同左

会計処理方法の変更

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
（固定資産の減損に係る会計基準） 固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）が平成16年３月31日に終了する事業年度に係る財務諸表から適用できることになったことに伴い、当事業年度から同会計基準及び同適用指針を適用しております。 これによる当事業年度の損益に与える影響はありません。	――――――

表示方法の変更

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
――――――	（貸借対照表） 従来、無形固定資産の「その他」に含めて表示しておりました「意匠権」（前事業年度２百万円）は、区分掲記しております。 （損益計算書） １．当事業年度において、あらたに金融機関等に対する支払手数料が発生したため、従来区分掲記しておりました「取立送金手数料」（当事業年度59百万円）は、「支払手数料」に含めて表示しております。 ２．従来、区分掲記しておりました「不動産取得税」（当事業年度３百万円）は、営業外費用の総額の100分の10以下となったため、営業外費用の「その他」に含めて表示しております。

追加情報

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
（法人事業税における外形標準課税部分の損益計算書上の表示方法） 実務対応報告第12号「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」（企業会計基準委員会　平成16年２月13日）が公表されたことに伴い、当事業年度から同実務対応報告に基づき、法人事業税の付加価値割及び資本割783百万円を販売費及び一般管理費として処理しております。	――――――

注記事項

（貸借対照表関係）

前事業年度 （平成17年３月31日現在）	当事業年度 （平成18年３月31日現在）
※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は680百万円であり、その内訳は建物20百万円、構築物33百万円、機械及び装置625百万円であります。	※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は693百万円であり、その内訳は建物20百万円、構築物33百万円、機械及び装置638百万円であります。
※２．株式の状況 会社が発行する株式の総数 普通株式　975,000千株 発行済株式総数 普通株式　549,443千株 なお、定款では「当会社の発行する株式の総数は10億株とする。ただし株式の消却が行われた場合には、これに相当する株式数を減ずる。」と定めております。	※２．株式の状況 会社が発行する株式の総数 普通株式　1,000,000千株 発行済株式総数 普通株式　549,443 千株 なお、定款では「当会社の発行する株式の総数は10億株とする。ただし株式の消却が行われた場合には、これに相当する株式数を減ずる。」と定めております。
※３．自己株式 当社が保有する自己株式の数は、普通株式3,888千株であります。	※３．自己株式 当社が保有する自己株式の数は、普通株式3,924千株であります。
※４．商品を含んでおります。	※４．同左
※５．関係会社に対するものが次のとおり含まれております。 売掛金　38,257百万円 売掛金以外の債権合計　7,650 買掛金　4,889 預り金　30,830	※５．関係会社に対するものが次のとおり含まれております。 売掛金　37,159百万円 売掛金以外の債権合計　9,955 買掛金　5,038 預り金　38,998
６．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、803百万円の連帯保証を行っております。 また、関係会社２社の金融機関からの借入金に対し、608百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、325百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、254百万円の経営指導念書等の差入れを金融機関に行っております。	６．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、633百万円の連帯保証を行っております。 また、関係会社２社の金融機関からの借入金に対し、1,621百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、355百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、224百万円の経営指導念書等の差入れを金融機関に行っております。
※７．配当制限 商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した純資産額は3,147百万円であります。	※７．配当制限 商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した純資産額は4,652百万円であります。

（損益計算書関係）

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
※１．関係会社との取引に係るものが次のとおり含まれております。 売上高　623,221百万円 受取配当金　3,773 受取配当金以外の営業外収益の合計　1,611 支払利息　80	※１．関係会社との取引に係るものが次のとおり含まれております。 売上高　620,138百万円 受取配当金　6,982 受取配当金以外の営業外収益の合計　1,444 支払利息　89
※２．商品を含んでおります。	※２．同左
※３．他勘定振替高は、製品を拡売費及び販促費その他に振替えた額であります。	※３．同左
※４．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 (1) 販売費 販売手数料　126,027百万円 荷造発送費　16,919 広告宣伝費　59,640 拡売費及び販促費　20,456 給料手当・賞与　8,854 退職給付費用　1,669 減価償却費　12,856 (2) 一般管理費 給料手当・賞与　5,668百万円 退職給付費用　780 減価償却費　1,929 研究開発費　36,016 （うち、減価償却費　3,702）	※４．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 (1) 販売費 販売手数料　120,296百万円 荷造発送費　16,474 広告宣伝費　56,541 拡売費及び販促費　21,790 給料手当・賞与　8,476 退職給付費用　1,500 減価償却費　13,158 (2) 一般管理費 給料手当・賞与　6,249百万円 退職給付費用　255 減価償却費　4,950 研究開発費　35,618 （うち、減価償却費　3,683）
※５．一般管理費に含まれる研究開発費は、36,016百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。	※５．一般管理費に含まれる研究開発費は、35,618百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。
※６．固定資産売却益の内訳は次のとおりであります。 建物他　185百万円	※６．固定資産売却益の内訳は次のとおりであります。 建物他　38百万円
※７．固定資産除却損の内訳は次のとおりであります。 機械及び装置　1,175百万円 建物他　714	※７．固定資産除却損の内訳は次のとおりであります。 機械及び装置　1,060百万円 建物他　633

（リース取引関係）

前事業年度（自 平成16年４月１日 至 平成17年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
建物等	8,621	922	7,699

（注）取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料期末残高相当額

１年内	476百万円
１年超	7,222
合計	7,699

（注）未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料及び減価償却費相当額

①支払リース料	475百万円
②減価償却費相当額	475

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

２．オペレーティング・リース取引

未経過リース料

１年内	636百万円
１年超	10,040
合計	10,677

当事業年度（自 平成17年４月１日 至 平成18年３月31日）

１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
建物等	8,621	1,399	－	7,222

（注）　同左

(2) 未経過リース料期末残高相当額等

未経過リース料期末残高相当額

１年内	476 百万円
１年超	6,745
合計	7,222

リース資産減損勘定の残高　－ 百万円

（注）　同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

①支払リース料	476 百万円
②リース資産減損勘定の取崩額	－
③減価償却費相当額	476
④減損損失	－

(4) 減価償却費相当額の算定方法

同左

２．オペレーティング・リース取引

未経過リース料

１年内	638 百万円
１年超	9,408
合計	10,046

（有価証券関係）

前事業年度（自平成16年４月１日　至平成17年３月31日）及び当事業年度（自平成17年４月１日　至平成18年３月31日）における子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	前事業年度 （平成17年３月31日現在）	当事業年度 （平成18年３月31日現在）
繰延税金資産		
減価償却費	23,003 百万円	23,415 百万円
退職給付引当金	2,289	338
未払費用	3,051	2,966
未払事業税	1,182	1,201
土地評価損	4,572	4,572
関係会社出資金評価損	6,071	6,661
その他	3,686	2,884
繰延税金資産合計	43,856	42,040
繰延税金負債		
その他有価証券評価差額金	△2,145	△3,172
圧縮記帳積立金	△4,598	△4,524
その他	△150	△2,637
繰延税金負債合計	△6,895	△10,333
繰延税金資産の純額	36,961	31,706

２．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

	前事業年度 （平成17年３月31日）	当事業年度 （平成18年３月31日）
法定実効税率	40.54 %	40.54 %
（調整）		
永久に益金に算入されない項目（受取配当金）	△0.82	△2.41
試験研究費等の法人税額特別控除	△3.44	△3.54
その他	△0.18	△0.88
税効果会計適用後の法人税等の負担率	36.10	33.71

（１株当たり情報）

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）		当事業年度 （自　平成17年４月１日 至　平成18年３月31日）	
１株当たり純資産額	797.83円	１株当たり純資産額	869.58円
１株当たり当期純利益	113.62円	１株当たり当期純利益	117.61円
潜在株式調整後１株当たり当期純利益	111.84円	潜在株式調整後１株当たり当期純利益	117.34円

（注）１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	62,518	64,133
普通株主に帰属しない金額（百万円）	70	73
（うち利益処分による取締役賞与金）	(70)	(73)
普通株式に係る当期純利益（百万円）	62,448	64,060
期中平均株式数（千株）	549,625	544,699
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	29	3
（うち支払利息（税額相当額控除後））	(29)	(3)
普通株式増加数（千株）	9,023	1,248
（うち転換社債）	(8,948)	(1,013)
（うち新株予約権）	(75)	(234)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション （新株予約権　507個） 普通株式　507千株 平成16年６月29日定時株主総会決議ストックオプション （新株予約権　1,151個） 普通株式　1,151千株	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション （新株予約権　438個） 普通株式　438千株

（重要な後発事象）

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
平成17年６月29日開催の定時株主総会において、商法第210条の規定に基づき、本定時株主総会終結の時から次期定時株主総会終結の時までに、当社普通株式を、株式の総数20,000千株、取得価額の総額50,000百万円を限度として取得することを決議しました。	――――――
平成16年６月29日開催の定時株主総会において、商法第210条の規定に基づき、同定時株主総会終結の時から当期定時株主総会終結の時までに、当社普通株式を、株式の総数20,000千株、取得価額の総額50,000百万円を限度として取得することを決議しました。 これを受けて、平成17年３月31日までに、自己株式17,604千株を44,997百万円で取得しておりますが、さらに、平成17年３月24日開催の取締役会において、平成17年４月１日から平成17年６月23日までに、株式の総数2,396千株、取得価額の総額5,002百万円を限度として取得することを決議し、下記のとおり取得しました。 (1)取得した株式の総数　　2,012千株 (2)取得価額の総額　　5,001百万円	――――――

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	㈱セブン＆アイ・ホールディングス	531,310	2,475
		㈱ミレアホールディングス	930	2,168
		㈱三井住友フィナンシャルグループ	479	623
		摂津製油㈱	1,364,343	551
		イオン㈱	175,115	499
		㈱みずほフィナンシャルグループ	479	462
		㈱山形銀行	567,292	384
		㈱三菱ＵＦＪフィナンシャル・グループ	204	368
		日清オイリオグループ㈱	338,207	307
		住友化学㈱	309,000	296
		その他（85銘柄）	3,480,627	2,234
		小計	6,767,988	10,371
計			6,767,988	10,371

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	184,500	2,996	1,292	186,204	134,200	6,602	52,003
構築物	57,610	1,286	658	58,238	47,953	1,565	10,285
機械及び装置	488,765	16,157	15,042	489,880	439,441	16,978	50,439
車両運搬具	2,496	99	112	2,483	2,313	91	169
工具、器具及び備品	50,508	3,651	3,923	50,236	44,412	4,077	5,823
土地	44,297	82	61	44,317	—	—	44,317
建設仮勘定	4,013	25,895	25,173	4,735	—	—	4,735
有形固定資産計	832,191	50,168	46,263	836,097	668,321	29,315	167,776
無形固定資産							
特許権	1,043	21,605	—	22,649	1,038	539	21,610
借地権	24	—	—	24	—	—	24
商標権	90,209	121,165	49	211,326	55,142	9,267	156,183
実用新案権	—	620	—	620	20	20	599
意匠権	19	4,712	—	4,731	129	112	4,602
ソフトウェア	30,105	1,644	—	31,750	25,801	1,421	5,948
その他	2,750	2,328	2,126	2,953	1,548	449	1,404
無形固定資産計	124,152	152,077	2,175	274,055	83,680	11,811	190,374
長期前払費用	811	316	177	949	816	31	133
繰延資産							
――――――	—	—	—	—	—	—	—
繰延資産計	—	—	—	—	—	—	—

（注）1．当期増加額の主なものは下記のとおりであります。

機械及び装置	カラートナー生産設備	1,382百万円
	コジェネレーション設備	951
	ボイラー設備	628
	生理用品生産設備	461
建設仮勘定	カラートナー生産設備	1,910
	住居用洗剤生産設備	984
	コジェネレーション設備	961
	衣料用洗剤生産設備	643
	トナーバインダー生産設備	547
	ボイラー生産設備	510
特許権	㈱カネボウ化粧品から取得した特許権	21,605
商標権	㈱カネボウ化粧品から取得した商標権	121,160

２．当期減少額の主なものは下記のとおりであります。

機械及び装置	洗剤設備再配置に伴う不要機器の除却	2,223百万円
	紙おむつ開発機器更新に伴う不要機器の除却	1,333
建設仮勘定	機械及び装置等への振替によるものであります。	

３．従来、無形固定資産の「その他」に含めて表示しておりました「意匠権」は、区分掲記しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金（百万円）			85,424	―	―	85,424
資本金のうち既発行株式	普通株式（注）1	（株）	(549,443,701)	(―)	(―)	(549,443,701)
	普通株式	（百万円）	85,424	―	―	85,424
	計	（株）	(549,443,701)	(―)	(―)	(549,443,701)
	計	（百万円）	85,424	―	―	85,424
資本準備金及びその他資本剰余金	（資本準備金）					
	株式払込剰余金	（百万円）	108,835	―	―	108,835
	その他	（百万円）	53	―	―	53
	計	（百万円）	108,888	―	―	108,888
利益準備金及び任意積立金	（利益準備金）	（百万円）	14,116	―	―	14,116
	（任意積立金）（注）2					
	特別償却準備金	（百万円）	268	―	77	191
	圧縮記帳積立金	（百万円）	6,883	19	158	6,745
	別途積立金	（百万円）	271,799	―	70,000	201,799
	計	（百万円）	293,068	19	70,235	222,852

（注）1．当期末における自己株式数は、3,924,854株であります。
2．任意積立金の当期増加額及び当期減少額は、前期決算の利益処分によるものであります。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	29	296	0	1	323
役員退職慰労引当金	180	―	―	―	180

（注）貸倒引当金の当期減少額（その他）は、一般債権の洗替及び個別債権の回収によるものであります。

(2) 【主な資産及び負債の内容】

① 流動資産

a 現金及び預金

区分	金額（百万円）
現金	―
預金	
当座預金	4,364
通知預金	11,000
その他	698
計	16,062
合計	16,062

b 売掛金

（イ） 相手先別内訳

相手先	金額（百万円）
花王販売㈱	27,420
花王化粧品販売㈱	3,785
花王プロフェッショナル・サービス㈱	2,242
昭栄薬品㈱	1,320
昭和興産㈱	1,070
その他	18,196
合計	54,036

（ロ） 滞留状況

前期末残高（百万円）	当期発生高（百万円）	当期回収高（百万円）	当期末残高（百万円）	回収率（％）	滞留期間（日）
55,801	722,201	723,967	54,036	93.1	28

（注） 1．当期発生高には消費税等が含まれております。

2．回収率及び滞留期間の算出方法

$$\text{回収率} \cdots\cdots \frac{\text{当期回収高}}{\text{前期末残高}+\text{当期発生高}} \times 100$$

$$\text{滞留期間} \cdots\cdots \frac{\dfrac{\text{前期末残高}+\text{当期末残高}}{2}}{\dfrac{\text{当期発生高}}{365\text{日}}}$$

c　製品

事業区分	内容	金額（百万円）
家庭用製品事業	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品、衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品、生理用品、紙おむつ、食用油、飲料等	17,442
化粧品事業	カウンセリング化粧品、セルフ化粧品等	1,881
工業用製品事業	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料等	8,559
合計		27,883

d　原材料

事業区分	金額（百万円）
家庭用製品事業	4,431
化粧品事業	350
工業用製品事業	4,062
合計	8,845

e　仕掛品

事業区分	金額（百万円）
家庭用製品事業	5,440
化粧品事業	820
工業用製品事業	4,095
合計	10,356

f　貯蔵品

種別	金額（百万円）
建設工事・修繕用資材	504
販促用貯蔵品	752
研究用貯蔵品	649
用度品他	68
合計	1,975

② 固定資産

関係会社株式

区分	金額（百万円）
子会社株式（計30社）	400,296
関連会社株式（計７社）	1,204
合計	401,501

③ 流動負債

a 買掛金

相手先	金額（百万円）
東洋製罐㈱	3,557
凸版印刷㈱	3,548
Fatty Chemical (Malaysia) Sdn.Bhd.	2,222
三井物産㈱	2,146
㈱吉野工業所	1,789
その他	44,796
合計	58,060

b 短期借入金

相手先	金額（百万円）
㈱みずほコーポレート銀行	57,000
㈱三井住友銀行	57,000
㈱三菱東京ＵＦＪ銀行	29,000
合計	143,000

c 一年以内に返済予定の長期借入金

相手先	金額（百万円）
㈱みずほコーポレート銀行	6,600
㈱三井住友銀行	6,600
㈱三菱東京ＵＦＪ銀行	3,100
住友信託銀行㈱	2,000
みずほ信託銀行㈱	2,000
その他	1,700
合計	22,000

④ 固定負債

長期借入金

相手先	金額（百万円）
㈱みずほコーポレート銀行	59,400
㈱三井住友銀行	59,400
㈱三菱東京ＵＦＪ銀行	27,900
日本生命保険相互会社	20,000
住友信託銀行㈱	18,000
みずほ信託銀行㈱	18,000
その他	15,300
合計	218,000

(3) 【その他】

該当事項はありません。

第６【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
基準日	３月31日
株券の種類	１株券、５株券、10株券、50株券、100株券、500株券、1,000株券、10,000株券、100,000株券及び100株未満の株数を表示する株券 上記株券のほか、株式会社証券保管振替機構名義の株式については、その請求に基づく株数を表示した株券を発行することができる。
中間配当基準日	９月30日
１単元の株式数	1,000株
株式の名義書換え	
取扱場所	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社本店
株主名簿管理人	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　全国各支店 日本証券代行株式会社　本店及び全国各支店
名義書換手数料	無料
新券交付手数料	印紙税相当額
株券喪失登録に伴う手数料	当社が、株主名簿管理人へ支払う株券喪失登録に関する手数料相当額
単元未満株式の買取り・買増し	
取扱場所	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社本店
株主名簿管理人	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　全国各支店 日本証券代行株式会社　本店及び全国各支店
買取・買増手数料	当社が、株主名簿管理人へ支払う単元未満株式の買取・買増手数料相当額
公告掲載方法	電子公告（注）
株主に対する特典	該当事項はありません。

（注）当社は、平成18年６月29日開催の定時株主総会決議により定款を変更し、公告方法を電子公告に変更しました。ただし、事故その他やむを得ない事由によって電子公告をすることができない場合は、日本経済新聞に掲載して行います。当社の公告が掲載されるホームページアドレスは、次のとおりです。

（ＵＲＬ　http://www.kao.co.jp/corp/ir/）

第７【提出会社の参考情報】

１【提出会社の親会社等の情報】

当社は、親会社等はありません。

２【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書 及びその添付書類	事業年度 （第99期）	自　平成16年４月１日 至　平成17年３月31日	平成17年６月29日 関東財務局長に提出
(2) 半期報告書	中間会計期間 （第100期中）	自　平成17年４月１日 至　平成17年９月30日	平成17年11月15日 関東財務局長に提出
(3) 臨時報告書	証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）に基づく臨時報告書		平成17年11月４日
	証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）に基づく臨時報告書		平成17年12月19日
			関東財務局長に提出
(4) 有価証券届出書 及びその添付書類	ストックオプションとしての新株予約権の募集		平成17年６月29日 関東財務局長に提出
(5) 有価証券届出書 の訂正届出書	(4) の有価証券届出書に係る訂正届出書		平成17年６月30日 平成17年７月８日 関東財務局長に提出

	報告期間		
(6) 自己株券買付状況報告書	自　平成17年３月１日	至　平成17年３月31日	平成17年４月14日
	自　平成17年４月１日	至　平成17年４月30日	平成17年５月12日
	自　平成17年５月１日	至　平成17年５月31日	平成17年６月14日
	自　平成17年６月１日	至　平成17年６月29日	平成17年７月13日
	自　平成17年６月29日	至　平成17年６月30日	平成17年７月13日
	自　平成17年７月１日	至　平成17年７月31日	平成17年８月11日
	自　平成17年８月１日	至　平成17年８月31日	平成17年９月９日
	自　平成17年９月１日	至　平成17年９月30日	平成17年10月14日
	自　平成17年10月１日	至　平成17年10月31日	平成17年11月11日
	自　平成17年11月１日	至　平成17年11月30日	平成17年12月14日
	自　平成17年12月１日	至　平成17年12月31日	平成18年１月12日
	自　平成18年１月１日	至　平成18年１月31日	平成18年２月９日
	自　平成18年２月１日	至　平成18年２月28日	平成18年３月14日
	自　平成18年３月１日	至　平成18年３月31日	平成18年４月10日
	自　平成18年４月１日	至　平成18年４月30日	平成18年５月12日
	自　平成18年５月１日	至　平成18年５月31日	平成18年６月９日
			関東財務局長に提出
(7) 発行登録書（社債）及びその添付書類			平成18年６月１日 関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成17年6月29日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成16年４月１日から平成17年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社及び連結子会社の平成17年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成18年６月29日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成17年４月１日から平成18年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社及び連結子会社の平成18年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成17年６月29日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成16年４月１日から平成17年３月31日までの第99期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社の平成17年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(注) 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成18年６月29日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成17年４月１日から平成18年３月31日までの第100期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社の平成18年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(注) 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

Exhibit B-7

受付
18. 6. 29
上場部

有価証券報告書の適正性に関する確認書

平成１８年６月２９日

株式会社東京証券取引所
代表取締役社長　西室　泰三　殿

本店所在地　東京都中央区日本橋茅場町1-14-10
会　社　名　花　王　株　式　会　社
（コード番号　４４５２　東証第１部）
代 表 者 の
役　　　職　代表取締役　社長執行役員
氏 名（署名）尾﨑元規　印

当社の代表取締役　社長執行役員である尾﨑元規は、当社の平成17年4月1日から平成18年3月31日までの第100期事業年度の有価証券報告書の提出時点において、当該有価証券報告書のすべての重要な点において不実の記載がないものと認識しております。

１．私は、当社の平成17年4月1日から平成18年3月31日までの第100期事業年度の有価証券報告書に記載した内容が、「企業内容等の開示に関する内閣府令」、「連結財務諸表の用語、様式及び作成方法に関する規則」及び「財務諸表等の用語、様式及び作成方法に関する規則」に基づき、すべての重要な点において適正に表示されていることを確認しました。

２．不実の記載がないと認識するに至りました理由につきましては、以下のとおりであります。

①　有価証券報告書を適正に作成するため、業務分担と所管部署が明確化されており、各部署において適切に業務を遂行する体制を整備しております。

②　独立した内部監査部門は、各部署の内部管理体制の有効性や適切性を定期的に検証し、内部統制委員会等に報告しております。

③　情報開示委員会が、適切に報告されている情報に基づき、有価証券報告書の内容が適正であることを確認しております。

以上

Exhibit B-8